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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 22 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34675 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/20/04

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No. 82-34675



Growing with Stronger Foundations

Annual Report 2003

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on September 12, 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China.

BOCHK is a leading commercial banking group in Hong Kong. With approximately 300 branches and about 450 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three bank note issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland.

The Company began trading on the main board of the Stock Exchange of Hong Kong on July 25, 2002, with stock code "2388", US ADRs: "BHKLY".

Contents



The theme of this Annual Report is ***Growing with Stronger Foundations***, reflecting the Company's commitment to maximise shareholder value and enhance corporate governance. Our performance in 2003 attests to our growing diversified business and strengthened capabilities in all areas.

On the cover, the Bank of China Tower is featured at an elevated angle and is symbolic of our growth on stronger foundations. Presented in a modern artistic style, the magnificent ancient Chinese inventions in the dividers of this report are representative of our continuous efforts to explore new business horizons through innovations.

FINANCIAL HIGHLIGHTS

	2003	As restated[6] 2002	Change
	HK$'m	HK$'m	+/(-)%
For the year			
Operating profit before provisions	**11,595**	12,089	(4.09)
Operating profit after provisions	**9,924**	9,234	7.47
Profit before taxation	**8,691**	8,068	7.72
Profit after taxation	**8,102**	6,914	17.18
Profit attributable to shareholders	**7,963**	6,787	17.33
	HK$	HK$	+/(-) %
Per share			
Earnings per share	**0.7532**	0.6419	17.34
Dividends per share	**0.5150**	0.3980	29.40
	HK$'m	HK$'m	+/(-) %
At year-end			
Shareholders' funds	**60,261**	56,671	6.33
Issued and fully paid share capital	**52,864**	52,864	–
Total assets	**762,587**	735,536	3.68
	%	%	
Financial ratios			
Return on average total assets[1]	**1.08**	0.94	
Return on average shareholders' funds[2]	**13.62**	12.52	
Cost to income ratio	**32.79**	33.26	
Non-performing loan ratio	**5.78**	7.99	
Loan to deposit ratio[3]	**51.38**	53.42	
Average liquidity ratio[4]	**37.76**	41.17	
Capital adequacy ratio[5]	**15.11**	13.99	

1. *Return on average total assets* = $\frac{\text{Profit after taxation}}{\text{Daily average balance of total assets}}$
2. Return on average shareholders' funds = $\frac{\text{Profit attributable to shareholders}}{\text{Average of the restated opening and closing balance of shareholders' funds}}$
3. Loan to deposit ratio is calculated as at year end.
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis, which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance. Prior year comparative has not been restated on adoption of SSAP 12 (revised) "Income taxes".
6. Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".

FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing from 1 January 1999 is summarised below:

		As restated[3]			
	2003	2002	2001	2000	1999
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
For the year					
Operating profit before provisions	**11,595**	12,089	13,162	14,964	13,147
Operating profit after provisions	**9,924**	9,234	5,750	6,371	3,181
Profit before taxation	**8,691**	8,068	3,733	6,376	3,771
Profit after taxation	**8,102**	6,914	2,901	5,198	3,221
Profit attributable to shareholders	**7,963**	6,787	2,768	5,047	3,067
	HK$	HK$	HK$	HK$	HK$
Per share					
Earnings per share[2]	**0.7532**	0.6419	0.2618	0.4774	0.2901
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At year-end					
Advances and other accounts	**300,094**	308,332	308,108	325,569	317,556
Total assets	**762,587**	735,536	766,140	839,370	772,954
Daily average balance of total assets	**752,058**	737,779	810,702	830,331	816,778
Deposits from customers	**600,642**	600,977	606,428	624,726	589,421
Total liabilities	**701,170**	677,751	712,904	804,493	740,492
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864	52,864
Shareholders' funds	**60,261**	56,671	52,170	33,345	31,006
	%	%	%	%	%
Key financial ratios					
Return on average total assets	**1.08**	0.94	0.36	0.63	0.39
Cost to income ratio	**32.79**	33.26	30.76	27.70	32.51
Non-performing loan ratio	**5.78**	7.99	10.99	10.19	12.73
Loan to deposit ratio	**51.38**	53.42	53.27	54.43	56.85

1. The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of the Group. The financial information of the Group for the years ended 1999, 2000 and 2001 are prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.
2. Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each, respectively. The amounts for the years ended 1999, 2000 and 2001 had been restated to reflect this change.
3. Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
4. The financial information prior to 2002 has not been restated to reflect the adoption of SSAP 12 (revised) "Income taxes" as it is impracticable to quantify the allocation of deferred tax impact for the years ended 1999, 2000 and 2001 before the Group's restructuring and merger.

Shareholders' Funds


HK$'m
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
99
00
01
02
03

Total Assets


HK$'m
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02
03

Profit Attributable to Shareholders


HK$'m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03

Non-performing Loan Ratio


%
14
12
10
8
6
4
2
0
99
00
01
02
03

Advances & Other Accounts


HK$'m
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99
00
01
02
03

Deposits from Customers


HK$'m
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03



FORGING AHEAD

Sundial 日晷

A clock-like device pioneered by the Chinese to show time by the shadow of a pointer cast by the sun

CHAIRMAN'S STATEMENT



XIAO Gang
Chairman and President, Bank of China
Chairman, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited

The theme of this Annual Report "Growing with Stronger Foundations" is the embodiment of the Group's continued commitment to maximising shareholder value and enhancing corporate governance. This commitment, we firmly believe, is crucial to enable us to be our customers' premier bank wherever we are.

The focus of our business in 2003 was growth through innovation. This was evidenced by our launch of new products and services, the achievement of profit growth notwithstanding an extremely challenging operating environment, further improved asset quality, and our out-performance of our peers in some key businesses. At the same time, we kept on enhancing our corporate governance framework, having regard to international best practices that can ensure a higher degree of accountability to shareholders, customers and staff. With greater investor confidence in the Group's prospects, our shares recorded outstanding price performance.

For the year ended 31 December 2003, the results of the Group were as follows:

- operating income of HK$17,253 million, down 4.75%;
- profit attributable to shareholders of HK$7,963 million, up 17.33%;
- earnings per share of HK$0.7532, up 17.34%.

The Board is recommending a final dividend of HK$0.320 per share at the Annual General Meeting on Friday, 21 May 2004. That, together with the interim dividend of HK$0.195 per share, results in a total dividend of HK$0.515 per share for the whole year.

The Group's business performance last year was a reflection of our sustained efforts in maximising shareholder value.

Profit attributable to shareholders grew on the back of our focused efforts on business development and effective cost management, increasing our return on shareholders' funds and total assets respectively and leading to a high level of shareholder return. We have also been paying particular attention to asset quality, which was reflected in significantly lowered NPL and classified loan ratios. This is one of the most effective means for achieving healthier growth in the long term.

We have identified and followed a focused business development strategy that establishes priorities and encourages innovation for continuous business growth. Details of this and the results so far will be discussed in the following sections of this Annual Report. It is, however, worth mentioning here that our wealth management business as a whole and our residential mortgage operation registered strong growth last year, especially in the second half. These are clear indicators of how innovation and customisation have generated good results for the Group.

In our 2003 Interim Report, we reported on the findings and recommendations of the Special Committee set up after the New Nongkai Loan incident to review the Group's corporate governance, credit approval procedures, risk management and internal control mechanism. We have embarked on a series of reforms, some of which will further enhance our existing corporate governance structure. We believe these are part and parcel of a strong foundation for the Group's long-term development.

Given the improved market sentiment, the benefits of CEPA and other conducive factors, we believe 2004 is going to be another exciting year in a more positive sense. Apart from our priorities of wealth management, consumer credit and corporate lending, we will be actively growing our China business. Towards the end of 2003 BOCHK was appointed as the Clearing Bank for personal RMB business in Hong Kong and our RMB banking services were launched in late February 2004. We are uniquely positioned to take advantage of new business opportunities generated from these developments in the vast Mainland market. Furthermore, with the injection of state capital in late 2003, the Bank of China, the Group's parent company, has been enhancing its corporate governance, operations and management system as well as business development activities to be an even stronger entity. All these are geared towards facilitating fair and mutually beneficial co-operation between BOC and the Group, and in turn, creating an enlarged and solid platform for the development of our China business. To capture the opportunities that are emerging, we will continue to build upon our branch network and resources in both Hong Kong and the Mainland. In order to accomplish further growth with stronger foundations, we will implement coherent and pragmatic business strategies, enhance our management and corporate governance, focus on asset quality, and strengthen our competitive edge.

Finally, I wish to thank the Board of Directors and the Senior Adviser for their wise counsel during a challenging year, in particular Mr. Chia Pei-yuan and Mr. Ping Yue who retired from the Board in July 2003 and February 2004 respectively. In November 2003, Ambassador Yang Linda Tsao was appointed an Independent Non-executive Director of the Board. The Board would like to extend a warm welcome to Ambassador Yang who, with her expertise in corporate governance, will surely contribute much to the Group.

My gratitude also goes to shareholders and customers for their continued trust and support. They are our source of inspiration for growth and innovation. Last but not least, I would like to express my heartfelt thanks to our staff, for their ongoing commitment and putting forth only their best efforts regardless of the circumstances.



XIAO Gang
Hong Kong, 22 March 2004

CHIEF EXECUTIVE'S REPORT



HE Guangbei
Vice Chairman and Chief Executive
BOC Hong Kong (Holdings) Limited and
Bank of China (Hong Kong) Limited

2003 was an unusually eventful year for Hong Kong. The SARS outbreak and the hardships associated with it had a negative impact on nearly all sectors of the economy in the first half of the year. Amidst diminished market demand, the finance and banking industry also experienced adverse effects. Fortunately the local economy began to recover in the latter half of the year in the wake of the SARS. The recovery has been bolstered by a series of positive factors, notably the signing of CEPA between the Central People's Government and the HKSAR Government, the implementation of the individual visit scheme by the Mainland and the announcement of the imminent commencement of personal RMB banking services in Hong Kong. With the restoration of market confidence, stabilising property prices and increasing employment figures, domestic demand has gradually picked up. The operating environment for the banking sector as a whole has improved considerably, despite continued low interest rates and intense market competition.

The Management has been taking a rational and proactive approach in managing the various challenges and capturing the opportunities. We have also been striving to grow our diversified businesses and further strengthen our capabilities in all areas. Our efforts in that regard are reflected in our 2003 financial results.

Ensuring Shareholder Return and Reinforcing Financial Strength

In 2003, we achieved a profit attributable to shareholders of HK$7,963 million, an increase of 17.33% from the previous year. The return on average shareholders' funds rose by 1.10 percentage points to 13.62%.

During the year, interest rates kept falling to new lows, leading to a continued decrease in our net interest income. Net interest margin fell to 1.82% from 2.00% a year ago. However, the Group's other operating income increased, mainly attributable to the satisfactory performance of our wealth management and foreign exchange businesses. The ratio of non-interest income to total operating income was up by 2.35 percentage points, reaching 25.38% in 2003.

In line with our established policy, we exercised prudent cost control and improved our overall productivity and efficiency. Operating expenses decreased by 6.09%. This was due partly to the reduction in average headcount, hence overall staff costs, and partly due to savings from the rationalisation of business operations and reduced rental expenses. Information technology expenditure increased in the second half of the year because of the implementation of certain projects that had been delayed as a result of SARS in the first half. Our cost to income ratio remained at the low level of 32.79%.

We also witnessed marked improvement in asset quality. The NPL ratio and classified loan ratio dropped to 5.78% and 5.82% respectively, compared to 7.99% and 7.98% as at 31 December 2002, owing to effective credit risk control, collection of bad debts and write-offs. In consideration of the improvement in asset quality, we released HK$957 million of general provisions in 2003. In the opinion of the management, the level of general provisions even after the release is adequate and conservative.

The Group's operating profit after provisions increased by 7.47%. After accounting for significant non-operating items of revaluation losses on premises and investment properties and a write-back of tax provisions, the Group's profit after taxation increased by 17.18%.

The Group's financial position has remained sound and solid. Our consolidated capital adequacy ratio increased to 15.11% at 31 December 2003 from 13.99% at 31 December 2002. BOCHK's liquidity position was maintained at high levels, with an average liquidity ratio of 37.76%.



Implementing Focused Strategies and Strengthening Market Positions

A key challenge during the year was to sustain our business growth amidst difficult market conditions. By staying focused and customer-oriented, we achieved success in implementing strategic business initiatives. Wealth management and product customisation continued to be our strategic priorities, with increased efforts in tailoring our products to the needs of customers through product development and innovation. Strong demand was experienced in most parts of our wealth management business, such as securities brokerage turnover, distribution of life insurance products and investment fund sales during the year. Furthermore, as the property market began to stabilise towards the end of 2003, residential mortgage loans increased considerably thanks to new and pent-up demand; consequently our market share in this area increased to 17%.

After a generally slow first half, our card business also recovered in the second half of 2003 as consumer spending gradually rose and the negative impact of SARS subsided. Card issuance and cardholder spending increased by 34.60% and 19.81%

respectively. Moreover, total card advances to customers grew by 5.68%, outperforming the negative market average by a wide margin. In anticipation of business co-operation with China UnionPay, we had installed over 4,000 new point-of-sale ("POS") terminals at merchant outlets in Hong Kong by the end of 2003.

In the corporate banking arena, loan demand from the industrial and commercial sectors was still sluggish. However, to pave the way for future growth, we continued to strengthen our role in arranging syndicated loans for the local market while growing overseas lending. Hence our corporate loan portfolio mix saw improvement during the year.

With our continued efforts in developing a customer-driven platform in our treasury operation, we offered a larger variety of sophisticated treasury products to customers. This has enlarged the customer base as well as led to growth in revenue. During the year, the volume of foreign exchange and bullion transactions also soared as customers regained their interest in the foreign exchange and bullion markets.

We are pleased to report that on 24 December 2003, BOCHK was appointed by the People's Bank of China as the Clearing Bank for personal RMB business in Hong Kong. This appointment has further enhanced our status as a leading banking group in Hong Kong. It also demonstrates our solid expertise and resourcefulness in offering RMB banking services to the local market. We are well positioned to provide premier RMB services, including personal deposits, exchange, remittance and bank cards.

Progress of Medium-Term Strategic Goals

During our IPO in July 2002, we set forth five medium-term strategic goals. The progress so far is summarised as follows:

1. Leveraging our distribution network, we made much progress during the year in growing our revenue from the wealth management and treasury operations through cross selling and the launch of higher value-added products. Securities brokerage turnover increased by 79%. Investment fund and retail bond sales were up 68%. Life insurance distribution volume grew by 114%. Key products newly launched included the All-You-Want Mortgage Scheme, Smart Mortgage Scheme, SMEs Financing Scheme, and Corporate Tax Loan.

2. Our risk management mechanism was strengthened and more effectively implemented in the past year. Our asset quality has improved significantly as mentioned above.

3. The operational efficiency of the entire Group continued to rise and a higher degree of cost-efficiency was attained. The synergies generated from the Restructuring and Merger allowed us to reduce the number of branches to 304.

4. We have witnessed higher returns on shareholders' funds and assets last year. Return on average shareholders' funds was 13.62%, up 1.10 percentage points. Return on average total assets was 1.08%, up 0.14 percentage point.

5. Co-operation with our parent company, the BOC, and the expansion of our China business continued to advance on a much broader scope.

In addition, we made considerable progress in some key areas of our overall business strategy, namely, the expansion of e-Banking services and the further development of our trade finance and remittance business.

Strategic Priorities to Drive Future Growth

As a major bank in Hong Kong, we are determined to maintain our leading position in all our businesses while serving the fast-changing and increasingly sophisticated needs of the market. At present, our chief goal is to achieve higher growth through the transformation of our business portfolio and the strengthening of our core competencies, laying stronger foundations for our long-term development.


中國銀行(香港)
中銀信用卡
银联

To reach that goal, we have set forth some key strategic priorities as highlighted below.

Increasing focus on consumer credit and wealth management

We are establishing a comprehensive wealth management platform, with a view to developing and offering — on a recurrent basis — innovative products and services to our customers. By strengthening our credit card and personal banking businesses, we expect our consumer credit portfolio to expand. With a large customer base, we are well equipped to generate higher growth through bank-wide cross selling and proactive customer relationship management.

Expanding corporate and treasury services

Only by acquiring a deep understanding of the needs of our corporate and treasury customers, can we deliver on the services they require and thereby grow our corporate lending and treasury operations. Through active portfolio management and, again, bank-wide cross selling, we aim to increase our profitability while keeping risks at a manageable level. We shall focus mainly on better relationship management through customer segmentation and channel development. In order to increase our lending to local SMEs, one of our key initiatives is to broaden our SME loan product range. We have already gained some headway in that and will continue to do so.

Enhancing services in the Mainland

China's economy has made remarkable progress amidst the global downturn last year. With the global economy now on the rebound, the Mainland is expected to undergo even better economic development coupled with a more sustainable pace of growth than before. By capitalising on our network of branches and solid presence in the Mainland, we are in a unique position to ride on the opportunities arising from CEPA to further expand our China business. We aim to gain a better understanding of our customers' needs in China by building stronger relationships with them. Meanwhile, through the enhancement of the operational efficiency and services portfolio of our Mainland branches, we are able to offer our customers the same high quality of service in the Mainland as they enjoy in Hong Kong.

Optimising operational efficiency

To ensure our long-term growth and enhance service quality, we strive to improve operational efficiency on a continuous basis. Business and process reengineering was implemented in recent years; we shall proceed with bank-wide efficiency enhancement programmes, encompassing technological enhancement, network rationalisation, channel modernisation and human resources development.

Implementing sound risk management

Sound risk management is a crucial part of our operation. Under the direction of the Board, we have been developing comprehensive and independent risk management measures to take into account current and future needs. Our commitment remains to build a risk-focused culture of business development and implement appropriate risk management processes and controls. In the medium-term, we will conduct our risk management practices through the use of the risk-adjusted and economic capital allocation methodology.

Corporate Development

Our corporate culture is undergoing a transformation to meet our global and local business needs, which will lead to higher service quality and support of customer relationships. We also pursue a policy of ongoing staff development through incentives and extensive training.

In line with the service preference of and business demand in target segments, our branches will be classified into five clearly defined and focused categories, each with specific functions. This will enable us to serve the respective needs of our different customer groups even more effectively.

Besides initiating bank-wide efficiency programmes for process reengineering and technological advancement, we have further expanded the electronic distribution channel and the scope of our e-Banking products and services to enrich customer experience.

Conclusion

Bearing in mind that the low interest rate environment is likely to persist for some time and competition for quality lending will remain intense, we are cautiously optimistic that the current economic climate will continue to be favourable for the foreseeable future. The implementation of CEPA, the launch of personal RMB banking services, the enlargement of the individual visit scheme, the revival of the local stock and property markets and the return of consumer and investor confidence, all represent greater business opportunity for the Group in 2004.

We have set out to be our customers' premier bank wherever we are. To accomplish this goal and to sustain growth and profitability in the longer term, we believe it is important to better ourselves continuously in terms of innovation and operational efficiency. I have already outlined some pragmatic strategies to that end. These will be kept under constant review to take into account customers' changing needs.

May I take this opportunity to thank the Board for their guidance and all my colleagues for their dedication and hard work in the past year. We owe our achievements today and our success in tiding over a challenging period largely to their trust and unwavering support. I am honoured to be working with them and I stand strongly in the belief that together we can attain higher growth while our foundations continue to be strengthened.

HE Guangbei
Hong Kong, 22 March 2004





MANAGING FOR EXCELLENCE

Hydraulic Armillary and Celestial Tower
水運儀象台

The most ancient Chinese observational instrument combining the functions of measurement, observation and timing

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis aims at providing meaningful analysis of the business performance and risk management of the Group. The following discussion is based on, and should be read in conjunction with, the accounts and the notes included in this Annual Report.

Performance Measurement

Despite the demanding business environment in 2003, the Group made solid progress in achieving the financial targets set during IPO.

Financial Indicators	Targets	Performance	Result Highlights
ROE[1] and ROA[2]	Enhance ROE and ROA	• Profit attributable to shareholders increased by 17.33% to HK$7,963 million. • ROE and ROA increased to 13.62% and 1.08% from 12.52% and 0.94% in 2002. • Total shareholder return[3] for 2003 was 91%.	• **ROE: 13.62%** • **ROA: 1.08%** • **Total shareholder return: 91%**
Dividend payout ratio	**60–70%**	The proposed final dividend plus interim dividend payout ratio was approximately 68%.	• **Dividend payout ratio: 68%**
Interest margin and non-interest income[4]	• Enhance net interest margin • Grow non-interest income	• Due to the persistently low interest rate environment and keen competition, net interest margin fell to 1.82% from 2.00% in 2002. • Non-interest income increased. Ratio of non-interest income to total operating income was 25.38%, up 2.35 percentage points from 2002. • Income mix changed: Non-interest income from wealth management and treasury operation increased by 68.09% and 23.22% respectively. Loan commission income decreased by 33.75%.	• **Net interest margin: 1.82%** • **Non-interest income to total operating income: 25.38%**
Cost efficiency	Maintain low cost to income ratio	Operating income decreased by 4.75%, while operating expense decreased by 6.09%. Cost to income ratio was 32.79%, down 0.47 percentage point from 2002.	• **Cost to income ratio: 32.79%**
Asset quality	Reduce NPL ratio and classified loan ratio[5] to **4–6%** in medium-term	NPL ratio and classified loan ratio reduced to 5.78% and 5.82% from 7.99% and 7.98% at year-end 2002.	• **NPL ratio: 5.78%** • **Classified loan ratio: 5.82%**
Capital strength and liquidity	Maintain prudent capital and liquidity levels	Capital adequacy ratio[6] was 15.11% and liquidity ratio[7] was 37.76%, compared to 13.99% and 41.17% in 2002.	• **Capital adequacy ratio: 15.11%** • **Liquidity ratio: 37.76%**

1. ROE represents return on average shareholders' funds and is defined in "Financial Highlights".
2. ROA represents return on average total assets and is defined in "Financial Highlights".
3. Source: Bloomberg. Total shareholder return is defined as return from growth of share price as well as dividend. Dividend is assumed to be reinvested in underlying shares.
4. Non-interest income represents other operating income.
5. Percentage of loans that are classified as substandard, doubtful or loss under the HKMA's loan classification system.
6. Capital adequacy ratio is calculated according to the HKMA's requirements.
7. Calculated by simple average of each calendar month's average liquidity ratio of BOCHK.

Business Environment

The Hong Kong economy was adversely affected by the SARS in the second quarter of 2003. However, the economy showed clear signs of recovery in the latter half of the year, led by a general improvement in the global economy, the Mainland's continued strong economic growth, the signing of CEPA and introduction of other positive initiatives to enhance economic co-operation between the Mainland and Hong Kong.

GDP


HK$'billion
375
360
345
330
315
300
2002/Q4
2003/Q1
2003/Q2
2003/Q3
2003/Q4
Year/Quarter

Source: HKSAR Census and Statistics Department

Unemployment Rate


%
9.0
8.5
8.0
7.5
7.0
Year/Month

Source: HKSAR Census and Statistics Department

Under CEPA, 18 service industries have been liberalised and 273 types of products made in Hong Kong can be exported to the Mainland free of tariff. The introduction of individual visit scheme by the Mainland led to over 650,000 Mainland residents visiting Hong Kong with an estimated total spending of HK$3.5 billion by year-end.

The business environment for the banking sector was boosted by the announcement that banks in Hong Kong are allowed to run personal RMB businesses including deposits, exchange, remittance and RMB bank cards.

Hang Seng Index


13,000
12,000
11,000
10,000
9,000
8,000
Year/Month

Source: Bloomberg

Hong Kong Interbank Offered Rates (Period average)


%
3-month HIBOR
1-month HIBOR
2.50
2.00
1.50
1.00
0.50
0.00
Year/Month

Source: Hong Kong Monetary Authority

With these positive developments, statistics pointed to quick and strong recovery in GDP, consumer confidence, employment and new mortgage lending.

In the second half of 2003, the Hong Kong stock market rallied. On the other hand, the Hong Kong Dollar also strengthened vis-à-vis the US Dollar in late September 2003 and drove HIBOR down to the lowest level seen in many years.

These and other factors, including weak credit demand, declining net interest margin, improving asset quality and high liquidity, set the backdrop for the performance of banks operating in Hong Kong.

Financial Overview

The Group's profit attributable to shareholders amounted to HK$7,963 million in 2003, up HK$1,176 million or 17.33% from the previous year. Earnings per share were HK$0.7532, up HK$0.1113 or 17.34%. Return on average total assets increased by 0.14 percentage point to 1.08% and return on average shareholders' funds was 13.62%, up 1.10 percentage points against 12.52% in 2002.

	2003	As restated 2002*
Operating profit before provisions (HK$'m)	**11,595**	12,089
Operating profit after provisions (HK$'m)	**9,924**	9,234
Profit before taxation (HK$'m)	**8,691**	8,068
Profit attributable to shareholders (HK$'m)	**7,963**	6,787
Earnings per share (HK$)	**0.7532**	0.6419
Return on average total assets**	**1.08%**	0.94%
Return on average shareholders' funds	**13.62%**	12.52%

* Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
** Calculation of average balance of total assets is adjusted by using daily exchange rates.

The major factors affecting our full-year results were:

- A fall in net interest income by 7.66% due to low interest rates and keen competition;
- A reduction in operating expenses by 6.09% due to cost control and merger synergy;
- A decrease in specific provision charge by 13.35% due to improved loan quality;
- The release of general provisions amounting to HK$957 million;
- Revaluation losses on premises and investment properties totalling HK$1,111 million; and
- The write-back of tax provision amounting to HK$732 million.

Consolidated Financial Review

Financial performance

Total Operating Income

Total operating income, comprising net interest income and other operating income, was HK$17,253 million, down HK$861 million or 4.75% from last year. The decline in net interest income was partially offset by an increase in other operating income.

Net Interest Income and Margin

HK$'m, except percentage amounts	2003	2002
Interest income	**17,759**	21,463
Interest expense	**(4,885)**	(7,521)
Net interest income	**12,874**	13,942
Average interest-earning assets#	**706,479**	695,978
Net interest spread#	**1.73%**	1.87%
Net interest margin#	**1.82%**	2.00%

Calculations of average balance of interest-earning assets and interest-bearing liabilities are adjusted by using daily exchange rates.

Net interest income was HK$12,874 million, down HK$1,068 million or 7.66% from 2002. Average interest-earning assets increased by HK$10,501 million, or 1.51%, to HK$706,479 million. Net interest margin fell by 18 basis points, a result of 14 and 4-basis point decline in net interest spread and net free fund contribution respectively.

Yields of major interest-earning assets, including loans, interbank placings and debt securities dropped primarily due to declining interest rates. Cost of funding from customer deposits fell as well but to a lesser extent partly because a large portion of customer deposits was Hong Kong Dollar saving deposits, which already reached a near-zero level of interest rate with not much room for further reduction.

In 2003, average 1-month HIBOR and 3-month HIBOR both fell by 82 basis points to 0.99% and 1.04% respectively when compared with 2002. HIBOR continued to fall particularly in the latter half of the third quarter and early fourth quarter when the Hong Kong Dollar strengthened sharply vis-à-vis the US Dollar. As a result, annualised net interest margin continued to decline from 1.89% for the half-year ended 30 June 2003 to 1.82% for the full year.

Other Operating Income

HK$'m, except percentage amounts	2003	2002
Fees and commission income	**3,855**	3,649
Fees and commission expenses	**(858)**	(701)
Net fees and commission income	**2,997**	2,948
Dividend income from investments in securities	**45**	34
Net loss from other investments in securities	**(108)**	(61)
Net gain from foreign exchange activities	**965**	824
Net gain from other dealing activities	**42**	14
Net rental income from investment properties	**161**	192
Others	**277**	221
Other operating income	**4,379**	4,172
Non-interest income to total operating income ratio	**25.38%**	23.03%

Other operating income was up HK$207 million, or 4.96%, to HK$4,379 million, accounting for 25.38% of total operating income against 23.03% in 2002.

Net fees and commission income was up HK$49 million, or 1.66%, to HK$2,997 million. The composition of revenues changed during the year. Income from wealth management business, including income from distribution of life insurance products, commissions on sales of investment funds, retail bonds and securities transactions executed for customers, was up

HK$431 million, or 68.09%, to HK$1,064 million due to higher business volumes. This was mainly driven by higher stock turnover and demand for alternative investments under the low interest rate environment. In the first half, there was strong growth in the distribution of life insurance products. Owing to the rally of the stock market in the second half, stock broking commission income increased substantially. Moreover, sales of investment funds and retail bonds continued to grow. Income from levy on low-balance Hong Kong Dollar savings accounts also increased from last year when the levy was first introduced. The above positive factors were partially offset by a decrease in loan commission income due to lower rates and business activities.

Net loss from other investments in securities increased to HK$108 million mainly due to losses on the disposal of debt securities.

Net gain from foreign exchange activities increased by HK$141 million, or 17.11%, to HK$965 million mainly due to higher business volume.

Net rental income from investment properties decreased by HK$31 million, or 16.15%, to HK$161 million due to lower property rental values and a reduction in investment property holdings.

Operating Expenses

HK$'m, except percentage amounts	**2003**	2002
Staff costs	**3,316**	3,578
Premises and equipment expenses (excluding depreciation)	**732**	803
Depreciation on owned fixed assets	**611**	632
Other operating expenses	**999**	1,012
Operating expenses	**5,658**	6,025
Cost to income ratio	**32.79%**	33.26%

Operating expenses decreased by HK$367 million, or 6.09%, to HK$5,658 million. The cost to income ratio improved by 0.47 percentage point to 32.79%, as a result of disciplined cost control and operational efficiency improvement.

Staff costs fell by HK$262 million, or 7.32%, to HK$3,316 million, mainly due to a decrease in average headcount.

Premises and equipment expenses were down HK$71 million, or 8.84%, to HK$732 million due to savings from the rationalisation of business operations and a decrease in rental expenses. This was partially offset by an increase in information technology expenses. The increase in information technology expenses in the second half was primarily due to the delay of certain IT projects during the SARS outbreak period.

Other operating expenses include legal and professional expenses, advertising expenses, utility expenses, printing expenses, expenses for security and guard services etc. These expenses were contained as a result of disciplined cost control under deflationary economic conditions. However, this was partially offset by additional professional expenses incurred for carrying out the special review in the interim period.

Charge for Bad and Doubtful Debts

HK$'m, except percentage amounts	2003	2002
Specific provisions		
◦ new provisions	**3,834**	4,519
◦ releases	**(768)**	(582)
◦ recoveries	**(438)**	(904)
	2,628	3,033
General provisions	**(957)**	(178)
Net charge to profit and loss account	**1,671**	2,855
Average credit cost*	**0.83%**	0.95%

* Computed by dividing specific provision charge for the year by average daily balance of loans.

The charge for bad and doubtful debts decreased by HK$1,184 million, or 41.47%, to HK$1,671 million due to a reduction in the specific provision charge and the release of general provisions. Average credit cost declined by 0.12 percentage point to 0.83% in 2003.

New specific provision charge decreased by HK$685 million, or 15.16%, to HK$3,834 million, reflecting the improvement in credit quality. Specific provision releases increased by HK$186 million, or 31.96%, to HK$768 million. Specific provision recoveries for loans previously written off fell by HK$466 million, or 51.55%, to HK$438 million, mainly due to strong recovery performance in 2002 when dedicated initiatives were introduced.

Because of the lower overall risk profile of the loan portfolio as evidenced by improved loan quality and lower classified loan formation, HK$957 million of general provisions was released.

Property Revaluation

HK$'m	2003	2002
(Decrease)/increase in property revaluation reserves	**(48)**	33
Charge to profit and loss account	**(1,111)**	(977)
Net change in valuation	**(1,159)**	(944)

To reflect the change in property prices in Hong Kong, two revaluation exercises on the Group's premises and investment properties were conducted separately at 30 June 2003 and at 31 October 2003.

All investment properties were revalued on the basis of their open market values by Chesterton Petty Limited, an independent firm of chartered surveyors, resulting in a charge to the profit and loss account of HK$370 million. Having regard to the independent professional valuations carried out on the majority of premises by the valuer, the revaluation of premises resulted in a charge to the profit and loss account of HK$741 million and a decrease in the premises revaluation reserve of HK$48 million.

Taxation

HK$'m	2003	As restated 2002*
Hong Kong profits tax	**576**	1,138
Overseas taxation	**11**	15
Share of taxation attributable to associates	**2**	1
Taxation	**589**	1,154

* Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".

Taxation was down HK$565 million, or 48.96%, to HK$589 million, primarily due to the write-back of HK$732 million of tax provision in prior years, which was no longer required after the finalisation of tax losses arising from our predecessor merging branches and the tax positions of BOCHK with the Inland Revenue Department in 2003. In 2003, the Group adopted SSAP 12 (revised) "Income taxes", which represented a change in accounting policy. The change in accounting policy is set out in Note 3 to the accounts.

Financial position

Balance Sheet

HK$'m, except percentage amounts	at 31 Dec 2003	As restated at 31 Dec 2002*
Cash and short-term funds	**134,106**	115,075
Placements with banks and other financial institutions maturing between one and twelve months	**78,240**	80,159
Certificates of deposit held	**18,776**	17,528
Hong Kong SAR Government certificates of indebtedness	**31,460**	29,110
Investments in securities**	**172,518**	158,633
Advances and other accounts	**300,094**	308,332
Fixed assets	**17,582**	20,212
Other assets#	**9,811**	6,487
Total assets	**762,587**	735,536
Hong Kong SAR currency notes in circulation	**31,460**	29,110
Deposits and balances of banks and other financial institutions	**41,347**	29,957
Deposits from customers	**600,642**	600,977
Certificates of deposit issued	**2,432**	–
Other accounts and provisions	**25,289**	17,707
Total liabilities	**701,170**	677,751
Minority interests	**1,156**	1,114
Shareholders' funds	**60,261**	56,671
Total liabilities and capital resources	**762,587**	735,536
Loan to deposit ratio	**51.38%**	53.42%

* Certain figures for 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
** Investments in securities comprise held-to-maturity securities, investment securities and other investments in securities.
\# Trade bills and investments in associates are included in other assets.



Total assets were HK$762,587 million as at 31 December 2003, up HK$27,051 million or 3.68% from year-end 2002.

Investments in securities rose by HK$13,885 million, or 8.75%, to HK$172,518 million. Similar to year-end 2002, approximately 95% of investments in securities will mature within five years and approximately 70% of them were issued by banks and other financial institutions.

Advances to customers were HK$308,582 million, down HK$12,452 million or 3.88% from year-end 2002, mainly due to large write-offs and collections totalling HK$13,968 million. The loan to deposit ratio was 51.38% at 31 December 2003, down 2.04 percentage points from year-end 2002. In terms of industry sectors, loans for use in Hong Kong by the industrial, commercial and financial sectors decreased by HK$17,143 million or 9.81%. This was partially offset by an increase of HK$1,558 million or 1.32% in loans for use in Hong Kong by individuals, HK$978 million or 11.02% in trade finance and HK$2,155 million or 11.04% in loans for use outside Hong Kong.

The growth in loans for use in Hong Kong by individuals was mainly driven by a 4.83% increase in residential mortgage loans (excluding government-sponsored home purchasing schemes), following the stabilisation of the residential property market. Card advances also increased by 5.68% from year-end 2002 as consumer confidence quickly recovered in the second half. The growth was partially offset by a decrease in loans for use under the government-sponsored home purchasing schemes and other individual loan uses.

The decline in loans for use in Hong Kong by industrial, commercial and financial sectors was mainly caused by large write-offs and collections and weak corporate credit demand. Lending to property development and property investment sectors decreased by HK$7,667 million, or 9.88%, to HK$69,916 million and their proportion to total advances reduced from 24.17% at year-end 2002 to 22.66% at 31 December 2003.

Fixed assets amounted to HK$17,582 million as at 31 December 2003, down HK$2,630 million or 13.01% from year-end 2002. The decline was mainly attributable to the disposal of premises and investment properties of HK$1,204 million, deficits on the revaluation of premises and investment properties of HK$1,159 million and depreciation charges.

Total liabilities increased by HK$23,419 million, or 3.46%, to HK$701,170 million from year-end 2002.

Deposits from customers were HK$600,642 million as at 31 December 2003, down HK$335 million or 0.06% from year-end 2002. Customers continued to shift funds from time deposits to savings deposits under the low interest rate environment. Savings deposits rose by 32.82% and time, call and notice deposits declined by 19.44%. In the second half, retail certificates of deposit were issued and the outstanding balance amounted to HK$2,432 million at year-end.

Asset Quality

HK$'m, except percentage amounts	at 31 Dec 2003	at 31 Dec 2002
Advances to customers	**308,582**	321,034
General provisions	**(5,406)**	(6,363)
Specific provisions	**(5,507)**	(8,650)
General provisions as a percentage of advances to customers	**1.75%**	1.98%
Specific provisions as a percentage of advances to customers	**1.78%**	2.69%
Total provisions as a percentage of advances to customers	**3.54%**	4.68%
Non-performing loans	**17,832**	25,659
Specific provisions made in respect of non-performing loans	**(5,467)**	(8,637)
Specific provisions as a percentage of non-performing loans	**30.66%**	33.66%
Specific provisions and collateral coverage for classified loans	**90.95%**	90.08%
Loan loss reserve as a percentage of non-performing loans	**61.20%**	58.51%
Non-performing loan ratio	**5.78%**	7.99%
Classified loan ratio	**5.82%**	7.98%
Residential mortgage loans*		
Delinquency** and rescheduled loan ratio	**1.10%**	1.75%
Card advances		
Delinquency ratio** #	**0.75%**	1.26%
Charge-off ratio#	**8.86%**	12.87%

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.
** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.
# Computed according to the HKMA's definition.

The Group achieved significant improvement in asset quality during the year. NPLs amounted to HK$17,832 million, down HK$7,827 million or 30.50% from year-end 2002. The NPL ratio and classified loan ratio fell to 5.78% and 5.82% from 7.99% and 7.98% respectively at year-end 2002. The marked improvement in NPL ratio and classified loan ratio were due to effective credit risk controls, write-offs and collections. During the year, approximately HK$7,759 million of classified loans were recovered through cash collections and collateral disposal whereas HK$6,209 million of bad debts were written off.

General provisions and specific provisions as a percentage of advances to customers were 1.75% and 1.78%, down 0.23 and 0.91 percentage point respectively. Specific provisions as a percentage of non-performing loans decreased from 33.66% a year ago to 30.66% as at 31 December 2003. The specific provisions and collateral coverage ratio for classified loans was 90.95%, compared to 90.08% at year-end 2002, reflecting the adequacy of provisioning. The loan loss reserve ratio also improved to 61.20% as at 31 December 2003 from 58.51% at year-end 2002.

The quality of the Group's residential mortgage portfolio improved. The combined delinquency and rescheduled loan ratio decreased from 1.75% at year-end 2002 to 1.10% as at 31 December 2003, which was better than the market average of 1.38%.

The quality of the Group's card advances also improved. The delinquency ratio fell from 1.26% at year-end 2002 to 0.75% as at 31 December 2003. The charge-off ratio decreased from 12.87% in 2002 to 8.86% in 2003.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**at 31 Dec 2003**	at 31 Dec 2002*
Tier 1 capital	**56,755**	54,357
Tier 2 capital	**4,997**	5,200
Unconsolidated investments and other deductions	**(1,429)**	(1,572)
Total capital base after deductions	**60,323**	57,985
Risk-weighted assets		
On-balance sheet	**362,531**	369,345
Off-balance sheet	**37,249**	46,624
Deductions	**(622)**	(1,572)
Total risk-weighted assets	**399,158**	414,397
Total risk-weighted assets adjusted for market risk	**396,682**	402,997
Capital adequacy ratios		
Before adjusting for market risk		
Tier 1	**14.22%**	13.12%
Total	**15.11%**	13.99%
After adjusting for market risk		
Tier 1**	**14.31%**	13.49%
Total**	**15.21%**	14.39%
Average liquidity ratio#	**37.76%**	41.17%

* *Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".*

** The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Calculated by simple average of each calendar month's average liquidity ratio of BOCHK.

The Group's capital strength remained robust. The consolidated capital adequacy ratio increased from 13.99% as at 31 December 2002 to 15.11% as at 31 December 2003.

The capital base grew by 4.03% with an increase in retained profits. The decrease in risk-weighted assets was primarily attributable to a drop of 1.84% and 20.11% in on-balance sheet risk-weighted assets and off-balance sheet risk-weighted assets respectively. The former was due to a decrease in advances to customers, while the latter was mainly due to a decrease in 100% risk-weighted direct credit substitutes and other commitments with an original maturity of one year and over. In addition, risk-weighted asset deductions, comprising excess general provisions and revaluation reserves, declined mainly due to the release of general provisions.

BOCHK's liquidity position remained strong with an average liquidity ratio of 37.76%, 3.41 percentage points lower than 41.17% for 2002, reflecting the migration of customer deposits to shorter maturities.

Regulatory Development

Basel new capital accord

The Basel Committee is in the process of developing a New Capital Accord, also known as Basel II, to replace the existing one, which is currently adopted in Hong Kong. Basel II covers a wider range of risks, encourages use of quantitative techniques for risk assessment and promotes greater transparency of risk management information. The HKMA has been closely working with banks in Hong Kong on reaching a practical and appropriate implementation approach. The complexity of Basel II requires significant resources to be invested in risk management data, systems and operations. The Group has been preparing itself for the changes and has designated projects and plans for the new standard.

Accounting standards development

After the final pronouncement of the revised IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" by the IASB in December 2003, it is likely that HKSA will adopt these two standards in full so as to maintain the conformity with the IAS. These two accounting standards provide comprehensive guidance on the accounting for financial instruments, which is a complex issue to the banking industry worldwide. The adoption of these new standards may involve different levels of change to the existing systems and processes or even the way banks conduct their business. In view of the complexity, the Group will continue to evaluate the impact and prepare itself for future implementation.

Business Review

Commercial banking

The commercial banking segment consists of our retail banking and corporate banking businesses.

HK$'m, except percentage amounts	**Second half 2003**	**First half 2003**	**Full year 2003**	Full year 2002
Net interest income	**4,405**	**4,987**	**9,392**	10,876
Other operating income	**1,671**	**1,445**	**3,116**	3,110
Operating income	**6,076**	**6,432**	**12,508**	13,986
Operating expenses	**(2,243)**	**(2,130)**	**(4,373)**	(4,504)
Operating profit before provisions	**3,833**	**4,302**	**8,135**	9,482
Charge for bad and doubtful debts	**(2)**	**(1,669)**	**(1,671)**	(2,855)
Operating profit after provisions	**3,831**	**2,633**	**6,464**	6,627
Segment assets			**310,008**	313,429
Segment liabilities			**621,211**	612,240

Note: For additional segmental information, see Note 40 to the accounts.

Segmental financial highlights

- Net interest income decreased by 13.64% due to narrowing spreads, reflecting lower interest rates, keen competition in the retail and corporate lending business and subdued credit demand.
- Other operating income was stable as a result of lower loan commission income and strong growth in wealth management income. Better second-half performance was due to strong growth in commission income from securities broking and stable income from bills and loan commissions.
- Costs were well contained.
- Substantial drop in the charge for bad and doubtful debts was mainly due to a lower new specific provision charge and the release of general provisions. Lower classified loan formation in both the retail and corporate banking loan portfolios helped to improve overall loan quality. Second-half charge was particularly low mainly attributable to a much lower new specific provision charge and larger release of general provisions, reflecting improvement in loan quality and a reviving economic environment.
- Overall, a larger decrease in net interest income reduced the segment's operating profit after provisions.



Retail banking

A solid year for retail banking business. Declining interest rates reduced the interest income from retail banking business. This was partially offset by strong performance in wealth management and lower credit cost.

Wealth management: The low interest rate environment stimulated demand for alternative investments. To capture these business opportunities, we focused on our strategic priority of expanding the line of wealth management products, including investment funds, retail bonds and life insurance plans. We also actively promoted our option-linked products as an alternate to traditional deposits products. In 2003, securities broking, investment fund and retail bond sales, and life insurance product distribution registered strong growth respectively in business volume.

Mortgage: During the year, new mortgage products were launched to meet the sophisticated needs of our customers, including new mortgage insurance programmes, the All-You-Want Mortgage Scheme and the Smart Mortgage Scheme. We maintained a leadership position in mortgage services. Our mortgage balance showed an increase of 4.83% against a 2.41% market decrease. At the same time, the credit quality of mortgage loans improved. The delinquency and rescheduled loan ratio declined to a level below the market average. Furthermore, with stablising residential property prices, the negative equity ratio dropped to 13% by year-end against the market average of 20%.

Credit card business: In April 2003, we successfully migrated to a new operating system, our prime objective being to increase competitiveness by enhancing the delivery of tailor-made and comprehensive value-added services.

In the first half of 2003, the card business was affected by the SARS outbreak and weak consumer confidence. Nevertheless, we were able to benefit from the economic rebound in the second half through continuous marketing efforts. The number of cards issued and cardholder spending grew by 34.60% and 19.81% respectively. Card advances were up 5.68%, outperformed the market average of 4% negative growth. Furthermore, our merchant acquiring business in Hong Kong, Macau and the Mainland China achieved a total growth of 3.27% by transaction value. The credit quality of card advances improved significantly during the year. Our charge-off ratio dropped from 12.87% to 8.86% compared to the industry average of 10.02% as released by the HKMA.

Channels: As part of our initiative to reengineer branch distribution, the first phase of our pilot programme was completed and 3 new Personal Financial Service Centres were opened. In the future we will see branches becoming more specialised to include VIP Branches, Personal Financial Service Centres, Investment Centres and 24-hour Automated Banking Centres. In addition, 33 traditional branches were closed in 2003. At year-end 2003, the total number of branches was 304, as compared to 334 at year-end 2002. ATMs are an extension of our branch network and, during the year, we increased the number of ATMs from 435 to 449.

e-Banking is an important channel for the rationalisation of our operations. During the year, we expanded our range of products and services available through electronic distribution channels to include online remittance service, credit card application, guaranteed fund trading service and electronic consolidated statements. We also upgraded our telephone banking and internet banking system to provide 24-hour service capability and customer friendly features.

The SARS outbreak increased customer demand for and acceptance of the delivery of financial services through electronic channels. With more efforts put into the development of the channels, by December 2003 iT's Online Banking customers grew by 61% whereas monthly financial transactions through internet grew by 73% from six months ago.

Corporate banking and financial institutions

A year of turbulence and consolidation. 2003 continued to be a difficult year for corporate banking as credit demand remained sluggish and competition was keen. Fees and commission income declined in light of keen competition. However, through strengthened credit risk management, overall corporate loan quality improved significantly. This manifested itself in lower classified loan formation and a significant drop in the classified loan ratio.

During the year, we maintained our position as a leading arranger of Hong Kong/China syndicated loans. We also continued to focus on strengthening trade finance services by setting up a specialised factoring division to provide one-stop service to customers. As part of our efforts to strengthen our SME business, we launched the SMEs Financing Scheme and Corporate Tax Loan targeting SME clients. In trade services, the amount of bills processed increased more than 4% despite the difficult operating environment. Our services will be available through an additional channel with the completion of the internet Corporate Banking System, an internet-based channel scheduled to be launched in 2004 upon approval by the HKMA.

We made encouraging progress in developing business with financial institutions including syndicated lending and private placing and trading of depository certificates issued by those institutions. In November, we also launched the USD Real Time Gross Settlement between Hong Kong and Shenzhen.

Having been appointed by the People's Bank of China as the Clearing Bank for RMB business in Hong Kong, we are committed to providing efficient RMB clearing services to participating banks.

Mainland branches and China-related business

New developments explored and opportunities increased. In 2003, we continued to grow our business in the Mainland. Our 14 Mainland branches now provide more diversified services and products to customers. Early in the year, we rolled out the Automated Fund Transfer service so that Mainland mortgagors can make repayments through any of our branches in Hong Kong. To our corporate customers, we offer foreign currency loans services to allow them to take advantage of the interest rate differential.

In January 2003, we launched BOC Prestige Banking Services jointly with BOC to capitalise on our extensive branch network. This premier one-stop banking service is designed for customers who frequently travel between Hong Kong and the Mainland China.

In September 2003, we signed an agency co-operation agreement, the first in Hong Kong, with China UnionPay, a shareholding financial institution comprising more than 80 financial institutions in the Mainland China. By year-end, we have successfully installed over 4,000 new terminals with merchants in Hong Kong that enable China UnionPay card transactions. In view of the introduction and expansion of the individual visit scheme, this business would contribute to our revenue growth.

We also made good progress in channel development with the launch of iT's Online Banking and Telephone Banking in January 2004. These electronic banking services enable customers from the Mainland China to manage their finances regardless of time and distance.

Treasury

Our treasury activities include money market, foreign exchange dealing and capital market activities. The following table summarises the performance of our treasury segment.

HK$'m, except percentage amounts	**Second half 2003**	**First half 2003**	**Full year 2003**	Full year 2002
Net interest income	**1,707**	**1,275**	**2,982**	2,375
Other operating income	**279**	**639**	**918**	745
Operating income	**1,986**	**1,914**	**3,900**	3,120
Operating expenses	**(80)**	**(82)**	**(162)**	(174)
Operating profit before provisions	**1,906**	**1,832**	**3,738**	2,946
Charge for bad and doubtful debts	**–**	**–**	**–**	–
Operating profit after provisions	**1,906**	**1,832**	**3,738**	2,946
Segment assets			**432,947**	400,100
Segment liabilities			**77,671**	62,431

Note: For additional segmental information, see Note 40 to the accounts.

Segmental financial highlights

- Net interest income increased by 25.56% mainly due to a decrease in interest allocated to the commercial banking under a declining interest rate environment. This increase was partially offset by a decrease in interest income from segment interest-earning assets.
- Other operating income increased by 23.22% mainly due to gains from foreign exchange activities but was partially offset by losses incurred on the disposal of debt securities.
- Overall, increases in both net interest income and other operating income raised the segment's operating profit after provisions.

Surplus funds effectively managed and non-interest income increased. During the year, against the background of persistently low interest rates and weak credit demand, we actively managed surplus funds for better returns and ensured an increase in non-interest income.

We expanded our business further by offering more treasury products with augmented features to customers. Also, by taking advantage of cross selling opportunities from both retail and corporate customers, our customer base and transaction volume grew strongly. As customer demand for foreign exchange and bullion trading increased under the highly volatile currency and bullion market conditions in 2003, the volumes of foreign exchange margin trading transactions and precious metals margin trading transactions rose by 50% and 280% respectively as compared to 2002.

Corporate development, technology and operations

Human resources: During the year, the Group focused on aligning corporate values with our business needs. We also kept on pursuing the strategy of linking performance to reward by implementing various incentive plans in 2003.

Employee training programmes were introduced to support the delivery of quality banking services. About 1,000 training courses for over 60,000 employees at all levels of staff were offered. These included courses and seminars on compliance, corporate governance, corporate culture, quality service and team building. We also offered a series of "sales and services" training programmes to our front-line staff to enhance their customer relationship skills and to promote quality services. To provide a dynamic and diversified learning channel, we successfully launched the first e-learning management training programme. Moreover, to meet the needs of future business development, we tailor-made some orientation programmes for newly recruited university graduates. The investment in people and human resources is an ongoing strategy.

By year-end, the total number of employees of the Group, including all the subsidiary companies, was 13,188, a reduction of 251 over last year.

Technology and operations: As business competition becomes increasingly keen, it is our strategic initiative to enhance our information infrastructure for sustainable business growth. In 2003, an IT Programme Management Office was established as a central point for resource allocation, coordination and monitoring of core projects. Most initiatives for 2003 were successfully completed and major projects are proceeding on schedule.

To increase operational efficiency, we successfully launched the first phase of the Information Processing Centralisation Project. A local document scanning centre, a document warehouse and a data entry centre in Shenzhen were established.

We also joined the Cheque Imaging and Truncation Scheme, which helps strengthen cheque-processing capability and reduce operational risk. Enhancements and new functions of the Remittance System were rolled out to improve the payment efficiency and to provide more service delivery channels to customers. The Credit Workflow Management System was launched and is now being applied in residential mortgage loan application. This functionality will be applied in corporate loan application in the first half of 2004 to enhance our credit workflow and service quality.

Credit Ratings

During the year, the credit ratings of BOCHK were revised by the rating agencies.

On 11 June 2003, Standard & Poor's revised the outlook on BOCHK to negative from stable. As at 31 December 2003, BOCHK's long-term and short-term counterparty credit ratings as assigned by Standard & Poor's were BBB+ and A-2.

On 16 October 2003, Moody's upgraded its long-term foreign currency bank deposit rating on BOCHK to A2 from Baa1, and its short-term foreign currency bank deposit rating on BOCHK to P-1 from P-2. The rating outlook remained stable and the financial strength ratings remained unaffected. As at 31 December 2003, BOCHK's long-term and short-term foreign currency bank deposit ratings as assigned by Moody's were A2 and P-1.

	Long-term	Short-term
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2

These rating agencies review the ratings assigned to BOCHK periodically and may confirm or change these ratings from time to time as a result of their reviews.

Risk Management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (comprising interest rate risk and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and enhance shareholder value. To achieve this, BOCHK measures and controls the risks involved in its business activities and ensure that they are within acceptable levels.

Risk management structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve risk management goals, BOCHK has established a centralised, independent and comprehensive risk management structure that involves the following elements:

- a standardised corporate governance structure to provide active oversight and participation by the Board of Directors, committees and senior management;
- reporting lines that are independent of BOCHK's SBUs;
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

The RMC under the Board of Directors is responsible for approving risk management policies and procedures and significant asset and liability management policies proposed by the ALCO.

Each SBU is responsible for implementation of appropriate policies, procedures and controls in relation to risk management. Our CRO oversees and monitors the operations of the RMD and reports directly to the RMC. Our CRO is also responsible for assisting the Chief Executive on the bank-wide credit risk, market risk and operational risk management and submitting the RMC the independent risk management report each month.

Our CFO has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, our CFO, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and reports to the ALCO and the RMC on a regular basis.

The Audit Department of BOCHK reports to the Board and the Audit Committee that risk management policies, procedures and internal controls are in place and are being followed.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and report functionally to BOCHK on a regular basis.

Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury activities.

BOCHK's primary goal in credit risk management is to maximise its risk-adjusted returns while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and implemented comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation. BOCHK's credit risk management structure seeks to meet its primary goal by:

- establishing an appropriate credit risk environment;
- enforcing prudent procedures for approving credits;
- maintaining an appropriate credit administration, measurement and monitoring process; and
- ensuring adequate independent oversight and controls over credit risk.

Consistent with BOCHK's overall risk management objectives, the key principles that ensure effective implementation of BOCHK's credit risk management strategy are:

- balancing BOCHK's tolerance for risk with the level of expected returns;
- diversifying BOCHK's loan portfolio by geographic regions, industries, products, customers, maturities and currencies;
- maintaining the independence of the credit review process to ensure risk assessment and monitoring are conducted in an objective and comprehensive manner;
- emphasising the importance of cash flow as an essential factor in assessing applicants' repayment ability;
- compliance with legal and regulatory requirements;
- assigning clearly defined credit risk management responsibilities and accountability to each relevant operating unit and people involved in the risk management process;
- avoiding over-reliance on collateral and guarantees;
- ensuring accurate measurement and full disclosure of credit risk exposure; and
- maintenance of consistent credit policy.



"Seminar on Differentiation of RMB Banknotes Features" was organised for customers

Credit risk management structure

BOCHK's Board of Directors, representing the shareholders' overall interests, is responsible for determining its credit risk management strategic objectives and principles. The Board, with the aim of maximising BOCHK's risk-adjusted returns as well as shareholders' wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

The RMC is a board level committee that has the responsibility of determining and revising BOCHK's credit risk management policies and procedures. BOCHK believes that independence and proper checks-and-balances are of critical importance in effective risk management. To this purpose, in BOCHK's managerial/organisational structure, the RMD and the Audit Department are placed onto the hierarchical position in which they report directly to the RMC and the Audit Committee respectively. All these committees and departments form an independent line of control.

In addition, respective responsibilities, accountability and authorities related to credit risk management are clearly defined throughout BOCHK.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and policies approved by the Board. The Chief Executive is also charged with balancing BOCHK's goal of generating a high yield on its assets with the need to maintain risk exposure within the shareholders' tolerance level.

The Credit Committee has primary responsibility for reviewing and approving significant loans, which exceeding the credit extension limit of the deputy chief executives of credit initiation unit, loans exceeding the credit extension limit of the head of the Special Assets Management Department in the course of restructuring classified loans, loans exceeding the veto right of the CRO and applications which have been vetoed by our CRO and in respect of which an appeal has been lodged with the Credit Committee. BOCHK's credit initiation units, such as Corporate Banking, Retail Banking and China Business Head Office, act as the first line of risk control. They are required to conduct business activities within the limits of delegated authority and in accordance with BOCHK's credit risk management strategy, policies and procedures.

The RMD, being structurally independent to credit initiation units, assists the Chief Executive in managing credit risk based on the credit risk management strategy and policies. It also provides independent due diligence relating to identifying, measuring, monitoring and controlling credit risk. To avoid any potential conflicts of interest, the credit review functions are independent of the business units. Multilevel credit approval authorities are set depending mostly on the credit officers' professional experience, skill and responsibilities. All credit approval and review authorities originate from BOCHK's Board of Directors.

The Special Assets Management Department is responsible for the collection of NPLs. Other departments, though not specified above, are also charged with relevant matters in relation to credit risk management.

Credit approval procedures

BOCHK employs discriminatory approval procedures for high-risk loans, low-risk loans and significant loans.

Low-risk credit transactions that fulfill certain requirements relating to credit types, loan purposes, loan amount, guarantees, collateral coverage and security adequacy processed using low-risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. The corresponding loan review officer in the RMD should conduct independent post-approval reviews of such pre-approved low-risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by review officers in the RMD in the respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto or concurrence based on the review conclusions.

Significant loans as above-mentioned are reviewed and approved by the Credit Committee.

Credit risk assessment

The result of credit risk assessments is a critical factor in making credit decisions. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of a loan, the borrower's financial status, cash flow position and repayment ability as well as business management. BOCHK also evaluates the industry risk associated with the corporate borrowers. When assessing an individual loan application, BOCHK considers overall credit risk at the portfolio level.

Credit risk monitoring

BOCHK has a dedicated division, the RMD, to conduct thorough and comprehensive post-disbursement monitoring on each obligor and group of obligors in order to identify and control individual and overall credit risk in the loan portfolio.

An early alert programme for potential problem customers is in place to detect early signs of deterioration in credit status of obligors and to trigger closer monitoring process to prevent further deterioration.

To ensure that adequate efforts are dedicated to resolve NPLs, BOCHK has set up internal targets to evaluate the performance in the resolution of criticised loans. The RMD provides regular monitoring reports on the progress to senior management for high-level oversight.

Market risk management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily *mark-to-market valuation*.

Market risk is managed within risk limits approved by the RMC. The overall risk limits are divided into sub-limits by reference to different risk factors, which are interest rates, foreign exchange rates, commodity prices and equity prices. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the daily market risk management. Through the daily risk monitoring process, the Market Risk Division measures risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within acceptable levels.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in interest rates, foreign exchange rates, commodity prices and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

At 31 December 2003, the VaR for all trading market risk exposure of BOCHK was HK$0.8 million (2002: HK$3.3 million), the VaR for all trading interest rate risk exposure was HK$0.7 million (2002: HK$2.1 million) and the VaR for all trading foreign exchange risk exposure was HK$0.6 million (2002: HK$1.1 million). For the year ended 31 December 2003, the average VaR was HK$5.9 million (2002: HK$3.3 million). The average VaR in 2003 was higher than previous year due to higher market volatility.

For the year ended 31 December 2003, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$1.9 million (2002: HK$2.3 million). The standard deviation of these daily trading revenues was HK$9.0 million (2002: HK$1.5 million). An analysis on the frequency distribution of daily trading revenues shows that 36 losses (2002: 10 losses) were recorded out of 248 trading days for the year ended 31 December 2003 and the maximum daily loss was HK$119 million (2002: HK$2.8 million). The most frequent result was a daily trading revenue of between HK$2.0 million to HK$4.0 million (2002: HK$2.0 million to HK$2.5 million). The highest daily revenue was HK$36.3 million (2002: HK$7.0 million).

Daily Distribution of Trading Market Risk Revenues For The Year Ended 31 December 2003


Number of days
50
45
40
35
30
25
20
15
10
5
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

Daily Distribution of Trading Market Risk Revenues For The Year Ended 31 December 2002


Number of days
80
70
60
50
40
30
20
10
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

Foreign exchange risk management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risk through its interbank market activities. In particular, BOCHK mitigates exchange rate risk by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RMC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

Interest rate risk management

BOCHK's interest rate risk exposures comprise trading and structural exposures. The major types of interest rate risk are: (1) Re-pricing risk: mismatches in the maturities or re-pricing periods of assets and liabilities; (2) Basis risk: different pricing bases for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same re-pricing period.

BOCHK's ALCO maintains oversight of interest rate risk; the RMC sanctions the interest rate risk management policies formulated by the ALCO. The Treasurer, under the supervision of the CFO, carries out approved policies and develops risk management system to identify, measure, monitor, and control interest rate risk.

Gap analysis is the primary tool used to measure BOCHK's exposure to interest rate risk. It provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. The magnitude of the gaps indicates the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities. BOCHK uses interest rate derivatives to hedge its interest rate exposures; in most cases, plain vanilla interest rate swap is used.

Sensitivity of earnings to interest rate changes (Earnings at Risk) is assessed through hypothetical interest rate shock of 100 basis points across the yield curve on both sides. Variations in net interest income are controlled within 5% of the budgeted amount for the year. The impact of basis risk is gauged by the projected change in net interest income under scenarios of uncorrelated movements in interest rate indices. Furthermore, BOCHK periodically assesses its potential vulnerability under stressed scenarios that represent exceptional but plausible events, and decide whether to take remedial actions basing on the stress-testing results and the circumstances of each case. The results of analysis are regularly monitored by the CFO.

Liquidity risk management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding to refinance the BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price.

The goal of liquidity management is to enable BOCHK, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. In addition, BOCHK may issue certificates of deposit to secure a long-term financing source or may raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements. Generally deposits have a shorter average maturity than interbank placements that in turn are of shorter average maturity compared with that of loans or investments.

BOCHK maintains a buffer portfolio of liquid, high quality securities that is managed under the supervision of the CFO and the ALCO. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis, although typically BOCHK is a net lender of funds. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates that are subject to market conditions.

The primary goal of the BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives and works closely with the Treasurer to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities with regard to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and structural foreign exchange positions in line with the policies of ALCO, and also provides reporting and analytical support to the ALCO with respect to current and planned positions taken for investment, funding and structural foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

- improve its management information system to provide timely information on the movement of its liquid assets and that of its customer deposits on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with the HKMA's requirements;
- prepare regular maturity gap analysis to enable management to review and monitor BOCHK's liquidity position on a timely basis;
- conduct scenario analysis to estimate the impact of various risk factors on the liquidity position;
- perform stress testing to assess the ability to sustain extreme but plausible stress situation;
- establish a range of liquidity risk factors for monitoring purposes and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response system to effectively deal with any emergencies.

Capital management

The major objective of capital management is to maximise the returns to shareholders with the requirement to maintain strong capital adequacy ratio and high credit ratings. We maintain our strong capital adequacy ratio mainly through internal capital generation. We would consider the issuance of capital instruments or the adjustment of capital mix when appropriate to achieve the lowest overall cost of capital. The ALCO, with the assistance of the Treasurer, monitors the adequacy of its capital using the CAR as one of the major measurements, which is subject to the HKMA regulatory requirements. The Group maintained its capital to comply with all the statutory standards for all the periods presented in the report.

Operational risk management

Operational risk, one of the major risks exposed to BOCHK, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is BOCHK's objective to manage this risk in line with the best practice of the industry.

In order to achieve effective internal controls, BOCHK maintains adequate documentation of its business processes and operational procedures whereby operational risks are identified and control procedures are set. It also emphasises on segregation of duties and independent authorisation among all business activities.

BOCHK monitors operational risk losses and periodically collects loss data in preparation for Basel New Capital Accord.

Business Continuity Plan is in place. Adequate backup facilities are maintained and duly tested to support business operations in the event of disasters. In the SARS outbreak, our contingency mechanism reacted and operated effectively. The Company also arranges insurance cover to mitigate potential losses in respect of operational risk.

CORPORATE INFORMATION

Board of Directors

Chairman	XIAO Gang
Vice Chairmen	SUN Changji
	HE Guangbei
Directors	HUA Qingshan
	LI Zaohang
	ZHOU Zaiqun
	ZHANG Yanling
	FUNG Victor Kwok King*
	SHAN Weijian*
	TUNG Chee Chen*
	YANG Linda Tsao*

** Independent Non-executive Directors*

Senior Adviser	NEOH Anthony Francis

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executives	ZHU Chi
	DING Yansheng
	LAM Yim Nam
Chief Financial Officer	LAW Man Wah
Chief Risk Officer	MAO Xiaowei
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADSs Depositary Bank

Citibank, N.A.
111 Wall Street
New York, NY 10005
United States of America

Website

www.bochkholdings.com



WITH VISION

Armillary Sphere 渾天儀

The earliest Chinese-made instrument to observe celestial movements

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS



Mr. XIAO Gang, Chairman

Aged 45, is the Chairman of the Board of Directors and Chairman of the Risk Management Committee of both the Company and BOCHK. Mr. Xiao has been the Chairman and President of BOC since March 2003. He is also a director of BOC (BVI) and BOCHKG. He has been elected as the Chairman of China Association of Banks since June 2003. Prior to joining BOC, Mr. Xiao served as Deputy Governor of the People's Bank of China ("PBOC") from October 1998 to March 2003. He joined PBOC in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Assistant Governor, Director of the Planning and Treasury Department and Director of the Monetary Policy Department. He had also been appointed as President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.



Mr. SUN Changji, Vice Chairman

Aged 61, is a Vice Chairman of the Board of Directors of both the Company and BOCHK. He is also the Chairman of the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Sun has been a Vice Chairman of the Board of Directors of BOC since November 2000 and an Executive Vice President of BOC since January 1999. He is also a Director of BOC (BVI) and BOCHKG. Mr. Sun is a senior engineer (professor). In January 2003, Mr. Sun was elected as a member of the tenth National Committee of the Chinese People's Political Consultative Conference. He was concurrently the President of China Orient Asset Management Corporation from September 1999 to August 2001. Mr. Sun was the First Deputy Director — General of the State Administration of Machinery Industry of the PRC from April 1998 to January 1999 and a Vice Minister of the Ministry of Machinery Industry of the PRC from April 1993 to April 1998. He was a Deputy Director — General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.



Mr. HE Guangbei, Vice Chairman and Chief Executive

Aged 49, is a Vice Chairman and the Chief Executive of both the Company and BOCHK with overall responsibility for the business and operations of BOCHK. He is also Chairman of Chiyu and Nanyang, Director of Hong Kong Interbank Clearing Limited and Hong Kong Note Printing Limited, designated representative of BOCHK to the Hong Kong Association of Banks, member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Board of Hong Kong Airport Authority, member of Greater Pearl River Delta Business Council, member of advisory board of Hong Kong Red Cross, Chairman of Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. He joined BOC in 1980. During the period from 1980 to 1993, he had assumed various positions at BOC and been posted to its New York Branch and Paris Branch. He has been Managing Director of BOC since 1999. Further, he was an Executive Vice President of BOC from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.



Mr. HUA Qingshan, Non-executive Director

Aged 51, is a Non-executive Director and a member of the Risk Management Committee of both the Company and BOCHK. Mr. Hua is also a Managing Director and an Executive Vice President of BOC and the Chairman of BOC-CC. Mr. Hua was an Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 and obtained a master's degree from Hunan University in 1996.



Mr. LI Zaohang, Non-executive Director

Aged 48, is a Non-executive Director and a member of the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Li is also a Managing Director and an Executive Vice President of BOC and the Chairman of BOC Investment, BOC Insurance and Bank of China (Canada). Mr. Li has over 20 years' experience in the banking industry. Mr. Li was the General Manager and an Executive Vice President of the China Construction Bank Head Office from August 1990 to November 2000. Mr. Li graduated from the Nanjing Institute of Meteorology in 1978 with a bachelor's degree.



Mr. ZHOU Zaiqun, Non-executive Director

Aged 51, is a Non-executive Director and a member of the Audit Committee of both the Company and BOCHK. Mr. Zhou is also a Managing Director and an Executive Vice President of BOC. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou was the General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from December 1999 to November 2000. Mr. Zhou was the General Manager of the Planning and Financial Department of ICBC from January 1997 to December 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.



Ms. ZHANG Yanling, Non-executive Director

Aged 52, is a Non-executive Director and a member of the Risk Management Committee of both the Company and BOCHK. She is also an Executive Vice President of BOC and the Chairman of BOCI and Bank of China (Hungary) Limited. Ms. Zhang has joined BOC for 27 years. Since October 2000, Ms. Zhang had been Executive Assistant President of BOC and since November 2000, has been Managing Director of BOC. Ms. Zhang is also the Chief Legal Adviser of BOC since December 2002. Ms. Zhang was the General Manager of BOC, Milan Branch from April 2000 to October 2001 and the General Manager of the Legal Department of BOC from February 2001 to August 2002. She was General Manager of the Banking Department of BOC from April 1997 to April 2000. Ms. Zhang graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.



Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 58, is an Independent Non-executive Director of both the Company and BOCHK. He is also a member of the Audit Committee and the Nomination and Remuneration Committee of both the Company and BOCHK. Dr. Fung is the Chairman of the Li & Fung Group of companies, the Hong Kong Airport Authority, the Hong Kong University Council and Greater Pearl River Delta Business Council. He is an Independent Non-executive Director of PCCW Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr. Fung holds Bachelor and Master Degrees in electrical engineering from the Massachusetts Institute of Technology and a Doctorate in business economics from Harvard University. In 2003, HKSAR Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.



Mr. SHAN Weijian, Independent Non-executive Director

Aged 50, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Shan is the Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Shan is a Managing Partner of Newbridge Capital Limited. Mr. Shan is a Director of a number of companies, including Korea First Bank, Baoshan Iron & Steel Company Limited, TCC International Holdings Limited and China Unicom Limited. Mr. Shan was a Managing Director of J.P. Morgan, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. Mr. Shan obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987, respectively.



Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 61, is an Independent Non-executive Director of both the Company and BOCHK. He is also a member of the Audit Committee and the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was the Chairman of the Hong Kong Shipowners' Association from 1993 to 1995 and the Chairman of the Hong Kong General Chamber of Commerce from 1999 to 2001. Mr. Tung is an Independent Non-executive Director of a number of companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, Chekiang First Bank Limited, Global China Group and Cathay Pacific Airways Limited. He is a member of the Hong Kong Port Development Council. Mr. Tung is also Chairman of the Hong Kong-America Centre, the Institute for Shipboard Education Foundation, the Chairman of the Court and a member of the Council of The Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh and the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.



Ambassador YANG Linda Tsao, Independent Non-executive Director

Aged 77, is an Independent Non-executive Director and a member of the Audit Committee of both the Company and BOCHK. She currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong for promoting corporate governance practices among Asian business enterprises. She also serves on various public organisations. Ambassador Yang was appointed by President Clinton as Ambassador and U.S. Executive Director to the Asian Development Bank ("ADB") from 1993 to 1999. Upon her retirement in 1999, then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contributions at ADB during her tenure of office. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS). Ambassador Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.

SENIOR ADVISER TO THE BOARD OF DIRECTORS



Mr. NEOH Anthony Francis, Senior Adviser

Aged 57, is the Senior Adviser to the Board of Directors of both the Company and BOCHK which is a non-executive position. He is also a member of the Risk Management Committee of both the Company and BOCHK. Mr. Neoh has been the Chief Adviser to the China Securities Regulatory Commission since September 1998. Mr. Neoh was the Chairman of the Hong Kong Securities and Futures Commission from 1995 to 1998 and of the Technical Committee of the International Organisation of Securities Commissions from 1996 to 1998. From 1991 to 1994, Mr. Neoh was a member of the Hong Kong Stock Exchange Council and its Listing Committee. Mr. Neoh was appointed Queen's Counsel (now retitled Senior Counsel) in April 1990. Mr. Neoh was a Visiting Scholar at the Harvard Law School from 1990 to 1991 and for the Spring semester of the academic year 2001/2002, he was the Visiting Professor from Practice at the Harvard Law School. He is currently appointed Nomura Visiting Professor for International Financial Systems from Practice at the Harvard Law School.

OTHER SENIOR MANAGEMENT



Mr. ZHU Chi, Deputy Chief Executive

Aged 49, is the Deputy Chief Executive responsible for the business planning and finance strategic business unit of the Group. He is also currently in charge of the corporate banking and treasury strategic business unit of BOCHK. Mr. Zhu has more than 20 years' experience in the banking industry, and was the General Manager of BOC, Macau Branch from June 1998 to April 2001 and the Deputy Chief Executive of BOC Hong Kong-Macau Regional Office from June 1998 to September 2001. Mr. Zhu was a Director of BOC from March 1996 for six consecutive years. Mr. Zhu held various positions with BOC between 1982 and 1998. In October 1992, Mr. Zhu became a Deputy General Manager of the Comprehensive Planning Department of BOC and was subsequently promoted to the General Manager of the Executive Office of BOC in March 1995. Mr. Zhu was appointed as a Director of The Community Chest of Hong Kong in August 2001. Mr. Zhu is also a member of Hong Kong General Chamber of Commerce Investment Sub-Committee. Mr. Zhu graduated from the Renmin University of China with a bachelor's degree in economics.



Mr. DING Yansheng, Deputy Chief Executive

Aged 50, is the Deputy Chief Executive responsible for the business support services strategic business unit of the Group and the General Manager of the Human Resources Department of BOCHK. Mr. Ding has 8 years' experience in the banking industry. Mr. Ding was the General Manager of the Personnel Division of BOC Hong Kong-Macau Regional Office between April 2001 and September 2001. From March 1996 to April 2001, Mr. Ding acted as the Deputy General Manager and the General Manager of the Human Resources Department of BOC. Mr. Ding was a Director of BOCI from August 2000 to August 2001. Mr. Ding graduated from the Central University of Finance and Economics in Beijing with a bachelor's degree and later obtained a master's degree in business administration from the China Europe International Business School.



Mr. LAM Yim Nam, Deputy Chief Executive

Aged 51, is the Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and the General Manager of the Retail Banking Department of BOCHK. Mr. Lam is also a Director of BOC-CC. Mr. Lam has over 20 years' experience in the banking industry. From August 1989 to August 1998, Mr. Lam was the Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was the Deputy General Manager of BOC, Hong Kong Branch from November 1998 to December 1999, and the Acting General Manager of the National Commercial Bank, Hong Kong Branch from January 2000 to September 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.



Mr. LAW Man Wah, Chief Financial Officer

Aged 52, is the Chief Financial Officer of the Group and the General Manager of the Finance Department of BOCHK. Mr. Law has over 20 years' experience in the banking industry. Mr. Law is also a Director of Nanyang. From March 1992 to September 2001, he was the Deputy General Manager of Nanyang responsible for financial management, balance sheet management, information technology, organisation and method, trade settlement and investment management. He currently serves on the Accounting Advisory Board of the School of Business, the University of Hong Kong. Mr. Law graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration and obtained a master's degree in business administration from Brunel University, United Kingdom, a postgraduate diploma in banking and finance from the City Polytechnic of Hong Kong, a master of science degree in finance from the City University of Hong Kong, and a master of business (accounting) from Monash University, Australia. He is a member of the Institute of Certified Management Accountants, Australia.



Mr. MAO Xiaowei, Chief Risk Officer

Aged 51, is the Chief Risk Officer of the Group and the General Manager of the Risk Management Department of BOCHK. He is also a secretary of the Risk Management Committee of both the Company and BOCHK. Mr. Mao has over 19 years' experience in the banking industry. Mr. Mao is a Director of both Nanyang and Chiyu. Mr. Mao was the General Manager of the Business Department of BOC Hong Kong-Macau Regional Office from March 1999 to September 2001. Mr. Mao was the Chairman of the restructuring office of the Bank of China Group in Hong Kong from January 2000 to September 2001. Mr. Mao has held a number of senior managerial positions within BOC since 1996. Mr. Mao was the General Manager of the Asset and Liability Management Department of BOC from June 1998 to March 1999 and was the General Manager of the Development and Planning Department of BOC from January 1996 to June 1998. Mr. Mao graduated from Beijing College of Economics where he majored in economics. After that, Mr. Mao obtained a master's degree in economics from the Graduate School of the China Academy of Social Sciences.



Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 49, is the Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the Company and BOCHK on 1 October 2001, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Legal Committee of the Hong Kong General Chamber of Commerce. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

REPORT OF THE DIRECTORS

The directors are pleased to present their report together with the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2003.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 40 to the accounts.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 71.

The Board has recommended a final dividend of HK$0.320 per ordinary share, amounting to approximately HK$3,383 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 21 May 2004. If approved, the final dividend will be paid on Tuesday, 25 May 2004 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 19 May 2004. Together with the interim dividend of HK$0.195 per share declared in September 2003, the total dividend payout for 2003 would be HK$0.515 per share.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Wednesday, 12 May 2004 to Wednesday, 19 May 2004 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 11 May 2004.

Reserves

Details of the reserves of the Group are set out in Note 33 to the accounts.

Donations

Charitable and other donations made by the Group during the year amounted to HK$4,678,000.

Fixed Assets

Details of the movements in fixed assets of the Group are set out in Note 26 to the accounts.

Distributable Reserves

Distributable reserves of the Company at 31 December 2003, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$4,058 million.

Five-Year Financial Summary

A summary of results, assets and liabilities of the Group for the last five years is set out on page 2.

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share

Option Scheme and the Sharesave Plan. In connection with its listing on the Stock Exchange, the Company has undertaken to the Stock Exchange that for a period of six months from its listing i.e. until 25 January 2003, the Company shall not, among other things, grant or offer or agree to grant options over any shares without the prior consent of the Stock Exchange. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

	Share Option Scheme	Sharesave Plan
Purpose of the scheme	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the shareholders and the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants of the scheme	Subject to compliance with applicable laws, full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme.
Total number of shares available for issue under the scheme and percentage of issued share capital as at 31 December 2003	The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as Share Option Scheme.
Maximum entitlement of each participant under the scheme	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts, as permitted by the Board.
The period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
The minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) The amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) The period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
The basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as Share Option Scheme.
The remaining life of the scheme	The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Directors

The present directors of the Company are set out on page 37.

On 28 May 2003, Mr. Xiao Gang replaced Mr. Liu Mingkang as Chairman of the Company and Mr. He Guangbei replaced Mr. Liu Jinbao as Vice Chairman, Executive Director and Chief Executive of the Company. Further, on 11 July 2003, Mr. Chia Pei-yuan resigned as Independent Non-executive Director of the Company and on 12 November 2003, Ambassador Yang Linda Tsao was appointed as Independent Non-executive Director of the Company. On 2 February 2004, Mr. Ping Yue resigned as Non-executive Director of the Company.

Article 103 of the Company's Articles of Association provides that any director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Ambassador Yang Linda Tsao, being director so appointed, shall retire at the forthcoming annual general meeting and, being eligible, offer herself for re-election.

Further, in accordance with Article 98 of the Company's Articles of Association, one-third of the directors or the nearest number to but not exceeding one-third of the directors shall retire from office and be eligible for re-election. However, Chairman, Vice Chairman and Chief Executive are not subject to retirement by rotation. Accordingly, Messrs. Zhou Zaiqun and Tung Chee Chen shall retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The term of office for each Non-executive Director is three years from the date of his/her appointment.

Biographical Details of Directors and Senior Management

Biographical details of the directors and senior management are set out on pages 39 to 44 of this Annual Report.

Directors' Service Contracts

No director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries, which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Rights to Acquire Shares

On 5 July 2002, the following directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 31 December 2003. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Particulars of the options granted to the directors under the Pre-Listing Share Option Scheme are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2003	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2003
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LIU Mingkang *	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	–	1,735,200	–	–
LIU Jinbao *	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	–	–	–	1,735,200
PING Yue **	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total:				**13,737,000**	**13,737,000**	**–**	**1,735,200**	**–**	**12,001,800**

* Resigned with effect from 28 May 2003.
** Resigned with effect from 2 February 2004.

Save as disclosed above, at no time during the year was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2003, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' Interests in Competing Business

Save and except the Independent Non-executive Directors, all other directors are also directors of BOC, the ultimate holding company of the Company, at the same time. BOC is a state-owned commercial bank in the Mainland of China and provides a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the directors believe that the Group's interests are adequately protected by adhering to good corporate governance practices and the involvement of the Independent Non-executive Directors.

Save as disclosed above, none of the directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2003, the following corporations had the following interests (as defined in the SFO) in the Company:

	Name of Corporation		
	BOC	**BOCHKG**	**BOC (BVI)**
Aggregate long position in shares and underlying shares	7,004,340,277	6,961,755,277	6,961,755,277
% of total issued shares of the Company	66.25%	65.85%	65.85%
Capacity in which such interests are held	Through controlled corporation (Notes 1, 2 and 3)	Through controlled corporation (Note 1)	Held 6,959,753,556 shares as beneficial owner Held 2,001,721 shares through controlled corporation (Note 4)
Nature of such interests			
1. Interests in shares	6,986,155,277	6,961,755,277	6,961,755,277
2. Interests under equity derivatives			
◦ Cash settled	10,000,000	–	–
◦ Physically settled	8,185,000	–	–

Notes:

1. BOC holds the entire issued share capital of BOCHKG which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
2. BOC holds the entire issued share capital of BOC Investment which in turn holds 94.5% of the issued share capital of BOC Insurance which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
3. BOC holds the entire issued share capital of BOCI which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 13,000,000 shares of the Company and an interest in 18,185,000 shares under equity derivatives of which an interest in 10,000,000 shares is cash settled and an interest in 8,185,000 shares is physically settled.
4. BOC (BVI) holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and Hua Chiao had an interest in 2,001,721 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2003, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Pursuant to a placing agreement dated 15 December 2003, BOC (BVI) sold 1,070,000,000 shares of the Company (approximately 10.12% of the Company's issued share capital) to independent investors at a price of HK$13.70 per share. Upon completion of the placing, BOC's shareholding in the Company was reduced to 66.25% and the Company's public shareholding was increased to 33.75%. The placing was completed on 18 December 2003.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions for which the Stock Exchange has granted a waiver and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been agreed with the Stock Exchange, such caps were not exceeded.

Audit Committee and Compliance Committee

The Audit Committee consists of five Non-executive Directors, four of whom, including the chairman, are Independent Non-executive Directors. The members of the Audit Committee are: Mr. Shan Weijian (Chairman), Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Ambassador Yang Linda Tsao and Mr. Zhou Zaiqun. In addition to assisting the Board in fulfilling its oversight responsibilities, the functions of the Audit Committee also include reviewing significant accounting policies and supervising the Company's financial reporting process; monitoring the performance of both the internal and external auditors; reviewing and examining the effectiveness of the Company's financial reporting procedures and internal controls; ensuring compliance with applicable statutory accounting and reporting requirements, legal and regulatory requirements, and internal rules and procedures approved by the Board. The Head of the Audit Department reports directly to the Board and to the Audit Committee.

The Audit Committee has set up the Compliance Committee, which consists of six members, all of whom are experienced professionals in the legal or accounting fields. The members of the Committee are: Ms. Wang Qi (Chairman), Mr. Yeung Jason Chi Wai (Vice Chairman), Ms. Liu Yanfen, Mr. Chen Xiaoxin, Mr. Chiu Ming Wah and Mr. Wang Andrew Wei Hung. The Compliance Committee is responsible for monitoring the Company's legal and compliance matters and reporting to the Audit Committee in this respect.

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Results of operations against budget will be reported quarterly to the Board and the Audit Committee. If there are significant changes in relation to the operations, a revised budget will be submitted to the Board for review in a timely manner.

Compliance with the Guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the year ended 31 December 2003 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Compliance with the Code of Best Practice of the Listing Rules

The directors confirm that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

Auditors

The accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board



XIAO Gang
Chairman
Hong Kong, 22 March 2004



WELL-PREPARED

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CORPORATE GOVERNANCE

We believe sound corporate governance is crucial to our development in the long term and we aspire to the highest standards of governance. Our governance policy and practices embody a high degree of transparency, responsibility and accountability. To safeguard the interests of shareholders, customers, staff and other stakeholders, we are committed to embracing international best practices and, as a listed financial institution in Hong Kong, complying with the guidelines and rules of the HKMA and the Stock Exchange.

Governance Structure

Our governance structure is one that is overseen by the Board, with special emphasis on the supervisory role of the Independent Non-executive Directors. At the same time, it also clearly separates the roles and responsibilities of the Board and the Management.

The Board forms the core of our governance structure. It is primarily responsible for formulating the Group's long-term development strategies and plans as well as setting business targets. It takes care of the selection, evaluation and remuneration of the senior management. It also provides guidance and supervision to the Management.

Under the Board, there are three standing committees, namely, Audit Committee, Risk Management Committee, and Nomination and Remuneration Committee. The committees perform distinct roles in accordance with their respective terms of reference and assist the Board in supervising the performance of the Management.

The Management answers to the Board and is responsible for implementing the business strategies and plans agreed by the Board and running the Group on a daily basis. It reports to the Board on both a regular and a needs-be basis on matters relating to the performance of the Group.

The Board is headed by the Chairman whereas the Management is headed by the Chief Executive. The roles of the Chairman and the Chief Executive are clearly separated.

Under this governance structure, all major transactions, acquisitions, investments and disposals of assets must be reviewed and approved by the Board. The Board also reviews and approves the Group's annual budget and business plans.

The Board

The composition of the Board is such that Non-executive Directors form the majority in order to ensure the highest degree of impartiality and objectivity of the Board in supervising the Management.

As at the end of 2003, the Board comprised 12 Directors, of whom four were Independent Non-executive Directors, seven were Non-executive Directors and one was Executive Director. In addition, the Board is assisted by a highly experienced and reputable person as its Senior Adviser. The Senior Adviser is invited to attend Board meetings and give objective advice to the Board. The term of appointment of the Non-executive Directors and the Senior Adviser is three years from the date of appointment. For detailed information regarding the Directors, please refer to the "Board of Directors and Senior Management" section of this Annual Report.

The following changes occurred in the composition of the Board since the last annual report:

On 28 May 2003, Chairman Liu Mingkang and Vice Chairman and Chief Executive Liu Jinbao resigned from the Board. On the same day, Mr. Xiao Gang was appointed Chairman and Mr. He Guangbei Vice Chairman and Chief Executive.

On 11 July 2003, Independent Non-executive Director Chia Pei-yuan resigned from the Board for personal reasons.

On 12 November 2003, Ambassador Yang Linda Tsao was appointed Independent Non-executive Director of the Board with immediate effect.

On 2 February 2004, Non-executive Director Ping Yue retired from the Board.

To enhance the independence and impartiality of the Board, we will consider appointing more Independent Non-executive Directors.

Except for the Independent Non-executive Directors and Senior Adviser, all the Directors of the Board are also members of the Board of BOC, the Company's ultimate holding company. Mr. Xiao Gang and Mr. Sun Changji are also the Chairman and Vice Chairman of BOC respectively.

The Board held five meetings during 2003. Individual attendance records are as follows:

Director/Senior Adviser	**Number of board meetings attended**	**Attendance rate**
Non-executive Directors		
Mr. XIAO Gang (Chairman) (Note 1)	4 out of 4	100%
Mr. SUN Changji (Vice Chairman) (Note 2)	4 out of 5	80%
Mr. PING Yue (Note 3)	5 out of 5	100%
Mr. HUA Qingshan (Note 4)	4 out of 5	80%
Mr. LI Zaohang	5 out of 5	100%
Mr. ZHOU Zaiqun (Note 5)	3 out of 5	60%
Ms. ZHANG Yanling	5 out of 5	100%
Independent Non-executive Directors		
Dr. FUNG Victor Kwok King	5 out of 5	100%
Mr. SHAN Weijian	5 out of 5	100%
Mr. TUNG Chee Chen	5 out of 5	100%
Ambassador YANG Linda Tsao (Note 6)	0 out of 1	0%
Executive Director		
Mr. HE Guangbei (Vice Chairman and Chief Executive) (Note 7)	5 out of 5	100%
Senior Adviser		
Mr. NEOH Anthony Francis	5 out of 5	100%

Notes:
1. Mr. Xiao was appointed Director and Chairman of the Board in May 2003.
2. Mr. Sun could not attend the meeting on 17 June 2003 for business reasons.
3. Mr. Ping retired from the Board with effect from 2 February 2004.
4. Mr. Hua could not attend the meeting on 1 December 2003 for business reasons.
5. Mr. Zhou could not attend the two meetings in May and June for health reasons.
6. Ambassador Yang was appointed to the Board in November 2003. She could not attend the meeting on 1 December due to family bereavement.
7. Mr. He was appointed Vice Chairman and Chief Executive in May 2003.

The Board Committees

Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

The Committee held 11 meetings during the year. Individual Directors' attendance records are as follows:

Director (Note 1)	**Number of committee meetings attended**	**Attendance rate**
Mr. SHAN Weijian (Chairman)	11 out of 11	100%
Mr. PING Yue (Note 2)	11 out of 11	100%
Mr. ZHOU Zaiqun (Note 3)	2 out of 11	18%
Dr. FUNG Victor Kwok King	11 out of 11	100%
Mr. TUNG Chee Chen	11 out of 11	100%

Notes:

1. Ambassador Yang Linda Tsao was appointed Independent Non-executive Director of the Board in November 2003 and became a member of the Audit Committee on 30 January 2004.
2. Mr. Ping resigned from the Board and the Audit Committee on 2 February 2004.
3. Mr. Zhou could not attend nine of the meetings held between May and August 2003 for health reasons.

Risk Management Committee

The Risk Management Committee is responsible for scrutinising, approving and monitoring the Group's risk management policies, procedures and execution. It also evaluates whether the Group's risk management is in line with the established strategies, policies and procedures.

Because the work of the Risk Management Committee is closely related to the Group's operation, we have initiated a number of reforms in 2003, with a view to increasing operational efficiency and mitigate the duplication of roles.

In September, the Risk Control Committee, previously under the Risk Management Committee, was dissolved. The Risk Management Committee was reconstituted to include only Non-executive Directors and the Senior Adviser. The Committee's chairman is Mr. Xiao Gang. The other members are Mr. Anthony Neoh, Mr. Hua Qingshan and Ms. Zhang Yanling. Having regard to the monitoring guidelines of the HKMA and with a view to enhancing corporate governance, we have ensured that the role of the Committee is more clearly defined and comprehensive.

We are pleased to report that after the above reforms, the Committee functions more efficiently and effectively than before, thus further enhancing our capabilities in risk control.

The Committee held four meetings during the year. Individual attendance records are as follows:

Director/Senior Adviser	Number of committee meetings attended	Attendance rate
Mr. XIAO Gang (Chairman) (Note 1)	3 out of 3	100%
Mr. NEOH Anthony Francis (Note 2)	3 out of 3	100%
Mr. HUA Qingshan	3 out of 4	75%
Ms. ZHANG Yanling	3 out of 4	75%

Notes:
1. Mr. Xiao was appointed Director and Chairman of the Board in May 2003 and Chairman of the Risk Management Committee in September 2003.
2. Mr. Neoh was appointed a member of the Committee in September 2003.

Nomination and Remuneration Committee

In September 2003, the Board resolved to expand the terms of reference of the former Remuneration Committee and also renamed it Nomination and Remuneration Committee.

The Committee is responsible for assisting the Board in ensuring that the Group's human resources and remuneration policies as well as the selection of Directors and senior management are in line with the Group's overall development strategies.

The Committee now consists of five members, including Mr. Sun Changji, Vice Chairman of the Board, three Independent Non-executive Directors and one Non-executive Director. It met three times during 2003 and individual members' attendance records are as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SUN Changji (Chairman)	3 out of 3	100%
Mr. LI Zaohang	3 out of 3	100%
Dr. FUNG Victor Kwok King	1 out of 3	33%
Mr. SHAN Weijian	3 out of 3	100%
Mr. TUNG Chee Chen	3 out of 3	100%

Directors' Transactions

Based on the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules, the Company has established and been implementing its own "Code for Securities Transactions by Directors" (the "Code"). The Code imposes stricter control than the Model Code on Director's securities transactions. The Company is not aware of any non-compliance with the Code in 2003.

Auditors' Fees

The Group's 2003 accounts were audited by PricewaterhouseCoopers at a total fee of HK$29 million that was approved by the Audit Committee and the Board.

The Group also paid PricewaterhouseCoopers a fee of HK$9 million for non-audit services.



Shareholders' Rights

The Company ensures that shareholders can enjoy the rights as prescribed in prevailing laws and regulations as well as the Company's Memorandum and Articles of Association, including but not limited to the following.

1. Shareholders holding not less than 5 percent of the issued share capital of the Company may request the Board to call an extraordinary general meeting. The said request must be made in writing specifying the purpose of the meeting, signed by the party who makes the request and delivered to the Company's registered office.

2. The following persons (the "requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting:

   (a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

   (b) any group of at least 50 shareholders holding together at least 20,000 shares of the Company.

   The request must be made in writing, signed by the requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

Shareholders who have any questions for the Board may write to the Company Secretary. The address is 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Disclosure and Investor Relations

As a listed company, we are in compliance with the requirements as stipulated in the laws and regulations of Hong Kong as well as the Listing Rules in connection with the disclosure of price sensitive information to enable the public to appraise the position of the Group. We also try to enhance such disclosure on a continuous basis. (Please refer to the Investor Relations section for additional information in this regard).

During 2003, there was no major change to the Company's Memorandum and Articles of Association. However, in order to bring the Company's Articles of Association in line with changes to the Companies Ordinance and amendments to the Listing Rules that came into effect in February and March 2004 respectively as well as the draft Code on Corporate Governance Practices released by the Stock Exchange in January 2004, the Directors propose to amend the Company's Articles of Association at the 2004 AGM. For details, please refer to the notice of the meeting.

As at 31 December 2003, the senior management (means those individuals whose biographical details are disclosed in this Annual Report and includes the Chief Executive) has outstanding options to subscribe a total of 4,879,000 shares of the Company.

As at 31 December 2003, BOC was holding, through its subsidiaries, approximately 66.25% of the issued share capital of the Company. Other than BOC, we are not aware of any party that holds more than 5% of the Company's issued shares.

As at 31 December 2003, the number of shares held by the public was approximately 3,568 million or 33.75% of the issued share capital of the Company that was valued at HK$52 billion (based on the closing price of HK$14.60 on 31 December 2003).

The Company's first AGM after public listing was held on 29 May 2003. All the resolutions were passed by a large majority of votes at the meeting.

Project Tian Xing Jian and Enhancement of Corporate Governance

In June 2003, the Board set up a Special Committee to undertake a comprehensive review of the credit approval process, risk management and corporate governance of the Group in light of a loan to New Nongkai Global Investments Limited in 2002. The members of the Special Committee included the Senior Adviser to the Board and two Independent Non-executive Directors. The audit firms of KPMG and Moores Rowland were engaged to conduct the review and a specialist from overseas was appointed to give expert advice. The Special Committee's review was completed and its full report published in September 2003.

Based on the recommendations of the Special Committee, we soon launched Project Tian Xing Jian that aims at improving the Group's systems and mechanisms relating to top-level control, credit risk management and control, interest risk management, legal and compliance, internal control and so on.

Ensuring good corporate governance is our strategic goal and continuous task. Project Tian Xing Jian gives us an excellent opportunity to conduct an internal review and improve ourselves further. In the coming year, we will continue to implement the Project and enhance the Group's corporate governance in accordance with established regulations, guidelines and international best practices, with special emphasis on enhancing the Board's functions, building a corporate culture and perfecting information disclosure. As Project Tian Xing Jian continues to make progress, we believe we can attain higher standards in our corporate governance.

INVESTOR RELATIONS

Investor Relations of the Company

Investor relations policy

Management believes that shareholder value can best be enhanced by articulating the corporate strategies, business strengths and weaknesses, growth opportunities and threats, and future prospects through a continuous and active dialogue with existing and potential investors. To achieve this, the Company is committed to providing access to key information reasonably required to make an investment decision on a fair and timely basis.

Commitment to investor communications

The Company has established an Investor Relations Committee comprised of senior executives of the Company and chaired by our Vice Chairman and Chief Executive. The Committee is responsible for formulating, implementing and reviewing investor relations strategies. The Company is in the course of establishing a Fair Disclosure Policy under which guidelines will be clearly defined to ensure that all public communications are fair and timely and that material non-public information is not disseminated on a selective basis.

Creating shareholder value

Management recognises that good investor relations is a vital component of its business that creates greater awareness of the Company in the market and therefore shareholder value. Over the six financial quarters since the IPO in July 2002, the Company's share price has increased significantly, reflecting the growing value of the Company and its solid operating performance, as well as the Company's efforts to maintain high transparency and good corporate governance. This has resulted in substantial investment returns for our investors and stronger ability to raise fund in capital market.

Increased free float

As a result of the placement of 1,070,000,000 of the Company's shares by BOC (BVI) to independent investors in December 2003, our free float has been increased to approximately 34% of the issued share capital. This has contributed to an increase in liquidity and a broadening of our shareholder base globally.

Review of 2003

While presenting at global investor conferences and conducting global roadshows and teleconferences, our management met with more than 250 institutional or corporate investors in group and individual meetings. Through over 30 group and individual analyst meetings, the Company raised the awareness and understanding of its investment proposition in the global investment community. The Company is now covered by more than 20 research institutions and its investor base, which spans from Asia to Europe and North America, reflects international interest in the organisation.

Twice during the year, the Company conducted investor perception research to determine the sentiment of the global financial community towards the Company.

Our website, www.bochkholdings.com, continually updates both stakeholders and the public as to any material developments or news. This includes live webcasting interim and final financial results presentations.

Looking ahead

The Company will continue to implement its investor relations programme and work toward creating greater visibility and exposure to the investment community. The Company will achieve this by organising road shows in major financial centres around the world and arranging meetings with analysts and investors. The Company's executive management will participate in major global investor forums with members of the investment community to raise the Company's international profile and foster investor interest.

Other Shareholder Information

Financial calendar 2004

Announcement of 2003 annual results	22 March (Mon)
Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend	7 May (Fri)
ADSs record date for final dividend	10 May (Mon)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	11 May (Tue) 4:00 p.m.
Book closure period (both days inclusive)	12 May (Wed) to 19 May (Wed)
Record date for final dividend	19 May (Wed)
Latest time for lodging proxy forms for 2004 Annual General Meeting	19 May (Wed) 3:00 p.m.
2004 Annual General Meeting	21 May (Fri) 3:00 p.m.
Final dividend payment date	25 May (Tue)
Announcement of 2004 interim results	Late August

Annual General Meeting

The 2004 Annual General Meeting will be held at 3:00 p.m. on Friday, 21 May 2004 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance).

Dividends

The Directors have recommended a final dividend of HK$0.320 per share subject to the approval of shareholders at the 2004 Annual General Meeting. Together with the interim dividend of HK$0.195 per share declared in September 2003, the total dividend payout for 2003 would be HK$0.515 per share.

Share information

- *Listing*
  The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

- *Ordinary shares (as at 31 December 2003)*
  Issued shares: 10,572,780,266
  Public float: 3,568,439,989 (33.75%)

- *Nominal value*
  HK$5.00 per share

- *Market capitalisation (as at 31 December 2003)*
  HK$154.36 billion

- *Share Price*
  Closing price on 31 December 2002 : HK$8.00
  Closing price on 31 December 2003 : HK$14.60
  Highest trading price during the year : HK$15.90
  Lowest trading price during the year : HK$7.55

- *Index constituent*
  The Company is a constituent of the following indices :
  Hang Seng Index
  Hang Seng London Reference Index
  MSCI Hong Kong Index
  FTSE All-World Hong Kong Index

- *Stock codes*

Ordinary shares	
The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK
Level I ADR Programme	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Shareholder enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong
Computershare Hong Kong Investor Services Limited
Rooms 1901–5, 19th Floor
Hopewell Centre
183 Queen's Road East
Telephone : (852) 2862 8628
Facsimile : (852) 2529 6087

USA
ADSs Depositary Bank
Citibank, N.A.
111 Wall Street
New York, NY 10005
Telephone : (1-212) 657 1853
Facsimile : (1-212) 825 5398

Investor relations

Enquiries may be directed to :

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602 / (852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

Other information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochkholdings.com.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.



FOCUSED DIRECTION

Ancient Compass
司南

The forerunner of compasses today, a significant contribution China made to modern civilization

OUR PEOPLE


CHINA

The Group recognises the significant role employees play in the Group's business development and growth. Value can only be created for customers and shareholders by well-trained and motivated staff working in a stimulating and rewarding environment. Employee productivity gains have been made by optimising human resources and driving organisational change, in addition to achieving greater operational efficiency through effective resource allocation. Apart from upgrading the quality of staff, the Group has developed a set of coherent corporate values with a customer-centric approach in alignment with the Group's business goals. It aims to build an energetic, enthusiastic and professional team with the fostering of a new corporate culture, the establishment of a good incentive and performance measurement system plus comprehensive training programmes, and by creating a transparent working environment that facilitates effective communications.

Restructure Remuneration Programmes and Improve Appraisal System

In line with the Group's strategy, we continued to devote considerable effort to restructuring staff remuneration and establishing a more competitive remuneration policy in 2003. This aims to effectively motivate, retain and attract talent. In preparation for the launch of the new task-based remuneration system, the Group used representative and scientific job evaluation tools to enhance organisational structure and job design, as well as re-define job responsibilities.

Staff are motivated towards achieving the goal of maximising shareholder value. Following recommendations by external consultants and in accordance with the best market practices, the Group continues its strategy of linking performance to reward. Hence, various incentives plans were implemented in 2003, including a bonus allocation programme tied to the overall performance of the Group, departmental operations and individuals. During the year, the *Sales Incentive Scheme for Retail Banking Business* was put into effect. The Group also reviewed overall incentive policy in order to further improve the existing annual bonus plan and other specific incentive schemes.


中銀香港2003年保齡

In relation to the *Pre-listing Share Option Scheme*, a long-term incentive scheme rolled out during the Group's IPO in July 2002, a portion of the options granted was exercised in 2003.

To lift staff performance levels and foster an achievement-oriented culture, the Group thoroughly studied a performance-based management system utilising advanced appraisal techniques, which is scheduled to be implemented in 2004. The new system will emphasise a process of defining job objectives, reviewing and appraising performance to ensure that personal performance goals are aligned with the long-term objectives of the Group.

Enhance Staff Training and Recruitment

In 2003, the Group's Training and Development Centre offered approximately 1,000 courses, and had accepted more than 60,000 staff enrollments. Staff members at every level are required to attend compliance training classes. This is to ensure that staff from various departments are well aware of the necessary compliance procedures and kept abreast of the latest information. Furthermore, a series of sales and service training programmes was rolled out to branches during the year, effectively enhancing the quality of service at branches and the marketing skills of front-line staff. To encourage self-development and enhance the professionalism of senior executives, the Group designed and organised a number of training workshops on legal and compliance, corporate governance, corporate culture, service excellence and team building.

The Group successfully launched its e-learning management-training programme, which promotes lifelong learning and enables staff to learn anytime, anywhere. Helping staff to continually upgrade their skills, the programme raises the quality of the Group's existing human resources and adapts to future business needs.

The Group recruited university undergraduates by conducting a six-month tailor-made staff orientation programmes twice during the year. Other high calibre candidates were also hired through various channels, including international consulting firms, with senior management vacancies being filled by experienced professionals.

Professional assessment tests were used to screen candidates during the recruitment process. Through an internet-based platform, more efficient and accessible tools were used to identify suitable candidates.

Increase Effectiveness of Communication Channels to Strengthen Employee Relations

The Group values its relationship with its staff. During the year, it collected employee opinions through a variety of channels — meetings at the branch and division levels, visits by the management to branches, and a staff opinion survey — to enhance communications between management and staff. In addition, staff are encouraged to make suggestions on how to improve policies and procedures, bank operations and management, with the aim to enhance overall efficiency.

During the year, the contributions and achievements of staff were recognised at the *BOCHK Distinguished Awards Presentation Ceremony 2002*. There were 859 staff members and 35 departmental units that received outstanding performance awards. The Group also promotes employee relations through other activities, such as bowling and other various sports tournaments. Staff are encouraged to join charitable activities; some 2,200 joined the *Walk for Millions in the New Territories* and more than 1,000 participated in the *BOCHK Walkalong for Light*. In 2003, it was estimated that more than 4,500 staff joined charitable and volunteer activities in different sectors of the society.

GOOD CORPORATE CITIZENSHIP


香港管弦樂團 2003/2004 樂季揭幕音樂會
The Hong Kong Philharmonic Orchestra
Season's Opening 2003/2004

Mr Tung Chee Hwa, Chief Executive of HKSAR (4th from right), accompanied by Mr He Guangbei, our Vice Chairman and Chief Executive (3rd from right), Dr the Hon Patrick Ho, Secretary for Home Affairs of HKSAR (3rd from left), Mrs Harriet W Tung (4th from left) and Mrs Davina Francescotti (2nd from right), Co-chairwomen of the Ladies Committee of Hong Kong Philharmonic Society, and other guests, officiated at the ceremony of the Hong Kong Philharmonic Society 2003/2004 Season's Opening, Music Addition

As a leading banking group in Hong Kong and an active member of the community, the Group participates in and supports numerous social and community activities in Hong Kong, Macau and the Mainland of China. Through the co-operation with BOCHK Charitable Foundation (the "Charitable Foundation"), the Group has supported and pioneered a number of charitable activities related to education and training, medical and health, sports and recreation, environmental protection, social welfare and assistance to the needy.

Combating SARS

During the early part of the year, particularly from March to May, Hong Kong was adversely affected by the SARS outbreak. The Group was committed to caring for and protecting the health of 13,000 staff while providing services to customers in a quality hygienic environment. At the same time, joining hands with the whole society in the prevention and combat of SARS became a top priority for the Charitable Foundation. It helped the Hong Kong Red Cross prepare precautionary health packs and care packages for senior citizens living alone. Together with the School of Chinese Medicine of the Hong Kong Baptist University, it made 21,000 packets of Chinese medicine for the frontline medical staff of United Christian Hospital and Our Lady Hospital. The Charitable Foundation also sponsored the Charity Gala Dinner Show *Take Off with Hong Kong* to boost spirits during this trying time.

Promoting Public Health

With donations from the Charitable Foundation, the Hong Kong Baptist University Bank of China (Hong Kong) Chinese Medicines Centre was set up to help the research and development of Chinese medicine and pave the way for the standardisation and modernisation of Chinese medicine. The Centre displays more than 1,000 pieces of rare plant and animal specimens, some of which are categorised as national treasures. The establishment of the Centre no doubt creates favourable conditions for the research and analysis of Chinese medicine. Resources are now available for teaching and research purposes, and a reference library is open to help the general public identify Chinese herbs and differentiate between counterfeit and genuine Chinese herbs.

Promoting Harmony

Introspective of SARS, the society is placing greater importance on health and family. To promote harmony and in support of stronger family relationships, the Charitable Foundation organised *BOCHK Family Fun Day*, held on the Father's Day in 2003 immediately after the SARS outbreak. An event meant for the expression of love and thanks to fathers, it also raised funds for Yan Chai Hospital.

In mid-2003, the Charitable Foundation organised the second annual *Bank of China (Hong Kong) Badminton Doubles League Family Fun Day*, at which parents and children had the opportunity to participate as a team. The Fun Day was a popular event and it saw the number of families participating triple from 2002.

The Group encourages young people to contribute to society during the summer holidays, and the Charitable Foundation once again supported the *BOC Dynamic Teams of Love and Care Campaign*. With exposure to four types of volunteer service, participants raised the level of volunteer spirit and gained experience in serving the society.

Building a Greener Future

Every citizen has the responsibility to contribute to building a *Green Hong Kong*. SARS reminded us of the importance of a clean environment. Meanwhile, the Group continues to place a priority on the promotion of environmental awareness amongst the younger generation. The Charitable Foundation has sponsored the *Hong Kong Green School Award* for four consecutive years, to foster a sense of caring for the environment among primary and secondary students. It has also committed to the sponsorship of the first and second *Hong Kong Green Pre-School Award*, with the aim to enhance environmental education among pre-school students. The number of participating schools has increased year to year, with nearly 200 schools joining the campaign in 2003.



The skillful athletes of the Inter-school Sports Competition endeavoured to make records

The Charitable Foundation sponsored the *Renewable Energy Programme*, initiated by the Better Environment Hong Kong Association to study the feasibility of converting organic and chemical wastes into diesel.

Nurturing Our Future Pillars

Education of the younger generation is a cornerstone for the future development of our society, and it has become a key sponsorship area for the Charitable Foundation. During the year, the Charitable Foundation continued to provide scholarships and bursaries to the University of Hong Kong, Chinese University of Hong Kong, University of Science and Technology, Hong Kong Polytechnic University, City University, Baptist University, Lingnan University, the Open University, Shue Yan College and the Hong Kong Institute of Education. By the end of 2003, a total of 616 students have been benefited from our tertiary education scholarships and bursaries.

Supporting Sports Development and Recreation

Promotion of sports is good for public health. To further support the development of the sport of badminton locally, the Charitable Foundation has been sponsoring the *Hong Kong Badminton Promotion Scheme* since 1999, with total participants in the Scheme reaching 220,000 by the end of 2003. The

Charitable Foundation also organised the *Bank of China (Hong Kong) Badminton Ambassadors School Roving Demonstration* for primary and secondary schools. Since its formation, the ambassador teams have visited 14 schools and reached out to 2,800 students. Featuring a wide range of activities to promote the sport of badminton, the programme has been well received by the youngsters in Hong Kong.

The Group supported youth sports development in a broader scope with sponsorship of *The Inter-school Sports Competition — Hong Kong Island and Kowloon Secondary Schools Region*, the largest school sports competition of its kind in Hong Kong. Amongst the event's activities, the *BOCHK Bauhinia Bowls Award* recognises the most outstanding students in sport. The Charitable Foundation established a new award in 2003, the Outstanding Athlete Award, for the young athletes with the most remarkable performance in each one of the 41 categories of sports. More than 250 schools and 37,000 athletes participated in the competition during the year.

In addition to sports projects, the Charitable Foundation sponsored the Hong Kong Philharmonic Orchestra's 2003/2004 Season's Opening, *Music Addition*, to help enrich cultural life. It also donated HK$500,000 to the China Space Foundation to support China space research and development, following the successful launch of China's first manned spaceship in mid-October and the visit of the manned space mission to Hong Kong in early November.

Contributing to the Society

In early 2003, the Charitable Foundation participated in the *Walk for Millions in the New Territories* followed by its donation of $100 and $500 banknotes from the new series to The Community Chest in support of services for the disabled in November 2003. The Charitable Foundation also helped set up a brand new fund, The *Community Chest BOCHK Rainbow Fund*, with donations of HK$1 million. The fund provides emergency relief to the needy.

Our sponsorship of the *Let There Be Light* charity walk organised by the Hong Kong Society for the Blind raised funds for rehabilitation services for the visually impaired and the blind in Hong Kong.

In 2003, the Charitable Foundation continued to sponsor the *BOCHK Walkalong for Light* by Lifeline Express. This charity walk aims to raise funds for free medical treatment provided to blind cataracts patients in the remote areas of the Mainland of China. Over HK$3 million was raised in this activity. More than 1,000 employees from BOCHK joined thousands of citizens in the Walk.

The Charitable Foundation also continues to sponsor fund-raising events organised by local charitable institutions. To name just a few, donations were made to the Tung Wah Group of Hospital's annual *Charity Gala Show*, serving as the Diamond Sponsor for the sixth consecutive year under the *Annual Diamond Sponsor Scheme* of Po Leung Kuk, as well as attending the Pok Oi Hospital's television fund-raising events. In 2003, the Charitable Foundation assisted six charitable organisations by enclosing 2.09 million appeal leaflets and pamphlets in BOCHK's bank statement inserts. These generated positive responses from our broad customer base.


中國銀行(香港)
FUN

Bank of China (Hong Kong) Badminton Family Fun Day, organised to promote harmonious family relationships, has been enthusiastically received


CLASS

REPORT OF THE AUDITORS

AUDITORS' REPORT TO THE SHAREHOLDERS OF BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 71 to 128 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2003 HK$'m	As restated 2002 HK$'m
Interest income	4	**17,759**	21,463
Interest expense		**(4,885)**	(7,521)
Net interest income		**12,874**	13,942
Other operating income	5	**4,379**	4,172
Operating income		**17,253**	18,114
Operating expenses	6	**(5,658)**	(6,025)
Operating profit before provisions		**11,595**	12,089
Charge for bad and doubtful debts	7	**(1,671)**	(2,855)
Operating profit after provisions		**9,924**	9,234
Net loss from disposal/revaluation of fixed assets	8	**(1,121)**	(1,032)
Write-back of provision/(provision) for impairment on held-to-maturity securities and investment securities	9	**30**	(7)
Net loss on disposal of a subsidiary		**(1)**	–
Provision for impairment on investments in associates		**(132)**	(27)
Share of profits less losses of associates		**(9)**	(100)
Profit before taxation		**8,691**	8,068
Taxation	10	**(589)**	(1,154)
Profit after taxation		**8,102**	6,914
Minority interests		**(139)**	(127)
Profit attributable to shareholders	11	**7,963**	6,787
Dividends	12	**5,445**	4,208
		HK$	HK$
Earnings per share	13	**0.7532**	0.6419

CONSOLIDATED BALANCE SHEET

As at 31 December

	Note	2003 HK$'m	As restated 2002 HK$'m
ASSETS			
Cash and short-term funds	17	**134,106**	115,075
Placements with banks and other financial institutions maturing between one and twelve months		**78,240**	80,159
Trade bills		**691**	592
Certificates of deposit held	18	**18,776**	17,528
Hong Kong SAR Government certificates of indebtedness	27	**31,460**	29,110
Held-to-maturity securities	19	**101,065**	94,227
Investment securities	20	**53**	46
Other investments in securities	21	**71,400**	64,360
Advances and other accounts	22	**300,094**	308,332
Investments in associates	25	**278**	483
Fixed assets	26	**17,582**	20,212
Other assets		**8,842**	5,412
Total assets		**762,587**	735,536
LIABILITIES			
Hong Kong SAR currency notes in circulation	27	**31,460**	29,110
Deposits and balances of banks and other financial institutions		**41,347**	29,957
Deposits from customers	28	**600,642**	600,977
Certificates of deposit issued		**2,432**	–
Other accounts and provisions	30	**25,289**	17,707
Total liabilities		**701,170**	677,751
CAPITAL RESOURCES			
Minority interests		**1,156**	1,114
Share capital	32	**52,864**	52,864
Reserves	33	**7,397**	3,807
Shareholders' funds		**60,261**	56,671
Total capital resources		**61,417**	57,785
Total liabilities and capital resources		**762,587**	735,536

Approved by the Board of Directors on 22 March 2004 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

BALANCE SHEET

As at 31 December

	Note	2003 HK$'m	2002 HK$'m
ASSETS			
Cash and short-term funds		**184**	–
Investment in subsidiaries	24	**52,864**	52,864
Other assets		**3,875**	2,593
		56,923	55,457
LIABILITIES			
Other accounts and provisions		**1**	10
CAPITAL RESOURCES			
Share capital	32	**52,864**	52,864
Retained earnings		**4,058**	2,583
Shareholders' funds		**56,922**	55,447
Total liabilities and capital resources		**56,923**	55,457

Approved by the Board of Directors on 22 March 2004 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	(Accumulated losses)/ retained earnings HK$'m	Total HK$'m
At 1 January 2002, as previously reported	52,864	141	18	(2)	(851)	52,170
Effect of adoption of SSAP 12 (revised)	–	(12)	–	–	(370)	(382)
At 1 January 2002, as restated	52,864	129	18	(2)	(1,221)	51,788
Net profit for the year, as restated	–	–	–	–	6,787	6,787
Reclassification	–	5	(5)	–	–	–
Special dividend	–	–	–	–	(1,935)	(1,935)
Revaluation of properties	–	46	(13)	–	–	33
Transfer on disposal of properties	–	(79)	–	–	79	–
Release to deferred tax liabilities	–	(2)	–	–	–	(2)
At 31 December 2002, as restated	52,864	99	–	(2)	3,710	56,671
Company and subsidiaries	52,864	99	–	(2)	3,718	56,679
Associates	–	–	–	–	(8)	(8)
	52,864	99	–	(2)	3,710	56,671
Representing:						
2002 final dividend proposed					2,273	
Others					1,437	
Retained earnings as at 31 December 2002					3,710	
At 1 January 2003, as previously reported	**52,864**	**113**	**–**	**(2)**	**3,966**	**56,941**
Effect of adoption of SSAP 12 (revised)	**–**	**(14)**	**–**	**–**	**(256)**	**(270)**
At 1 January 2003, as restated	**52,864**	**99**	**–**	**(2)**	**3,710**	**56,671**
Net profit for the year	**–**	**–**	**–**	**–**	**7,963**	**7,963**
Currency translation difference	**–**	**–**	**–**	**(1)**	**–**	**(1)**
2002 final dividend paid	**–**	**–**	**–**	**–**	**(2,273)**	**(2,273)**
2003 interim dividend paid	**–**	**–**	**–**	**–**	**(2,062)**	**(2,062)**
Revaluation of properties	**–**	**(48)**	**–**	**–**	**–**	**(48)**
Release from deferred tax liabilities	**–**	**11**	**–**	**–**	**–**	**11**
At 31 December 2003	**52,864**	**62**	**–**	**(3)**	**7,338**	**60,261**
Company and subsidiaries	**52,864**	**62**	**–**	**(3)**	**7,354**	**60,277**
Associates	**–**	**–**	**–**	**–**	**(16)**	**(16)**
	52,864	**62**	**–**	**(3)**	**7,338**	**60,261**
Representing:						
2003 final dividend proposed					**3,383**	
Others					**3,955**	
Retained earnings as at 31 December 2003					**7,338**	

STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'m	Retained earnings HK$'m	Total HK$'m
At 12 September 2001	–	–	–
Issue of shares	52,864	–	52,864
Net profit for the period	–	4,518	4,518
Special dividend paid	–	(1,935)	(1,935)
At 31 December 2002	52,864	2,583	55,447
Representing:			
2002 final dividend proposed		2,273	
Others		310	
Retained earnings as at 31 December 2002		2,583	
At 1 January 2003	**52,864**	**2,583**	**55,447**
Net profit for the year	**–**	**5,810**	**5,810**
2002 final dividend paid	**–**	**(2,273)**	**(2,273)**
2003 interim dividend paid	**–**	**(2,062)**	**(2,062)**
At 31 December 2003	**52,864**	**4,058**	**56,922**
Representing:			
2003 final dividend proposed		**3,383**	
Others		**675**	
Retained earnings as at 31 December 2003		**4,058**	

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	Note	2003 HK$'m	2002 HK$'m
Cash flow from operating activities			
Operating cash outflow before taxation	34(a)	**(6,284)**	(37,893)
Disposal of loans to BOC Cayman		**–**	8,722
Hong Kong profits tax paid		**(103)**	(397)
Overseas profits tax paid		**(18)**	(20)
Net cash outflow from operating activities		**(6,405)**	(29,588)
Cash flow from investing activities			
Dividends received from investment securities		**32**	–
Purchase of fixed assets		**(369)**	(434)
Proceeds from disposal of fixed assets		**1,061**	553
Purchase of investment securities		**(6)**	–
Acquisition of subsidiaries		**–**	(890)
Proceeds from disposal of a subsidiary	34(d)	**157**	–
Proceeds from dissolution of an associate		**19**	–
Dividends received from associates		**4**	50
Loans to associates		**(358)**	(336)
Loans repaid by associates		**397**	60
Net cash inflow/(outflow) from investing activities		**937**	(997)
Cash flow from financing activities			
Certificates of deposit redeemed		**–**	(5,000)
Dividends paid		**(4,335)**	–
Special dividends paid		**–**	(1,935)
Dividends paid to minority shareholders	34(b)	**(97)**	(79)
Net cash outflow from financing activities		**(4,432)**	(7,014)
Decrease in cash and cash equivalents		**(9,900)**	(37,599)
Cash and cash equivalents at 1 January		**83,065**	120,664
Cash and cash equivalents at 31 December	34(c)	**73,165**	83,065

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACTIVITIES

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

2. BASIS OF PREPARATION

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet financial instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the SSAPs issued by the HKSA. In addition, these accounts comply fully with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. These accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of the accounts are consistent with those used in the preparation of the Group's accounts for the year ended 31 December 2002. In the current year, the Group has adopted SSAP 12 (revised) "Income taxes" issued by the HKSA, which is effective for accounting periods commencing on or after 1 January 2003.

The significant impact of adopting this SSAP has been shown on the respective notes to the accounts.

3. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Group, directly and indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets together with any unamortised goodwill (or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account) and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investment in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(b) Associates

An associate is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the year. The consolidated balance sheet includes the Group's share of the net assets of the associates plus goodwill/ negative goodwill (net of accumulated amortisation) on acquisition and net of any provision for impairment losses.

Unless the Group has incurred obligations or guaranteed obligations in respect of the associate, its share of further losses is discontinued when the share of losses of an associate equals or exceeds the carrying value of the investment in the associate.

(c) Revenue recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts, where interest is credited to a suspense account which is netted in the balance sheet against the relevant balances.

Fees and commission income are recognised in the period when earned unless they relate to transactions involving an interest rate risk or other risks which extend beyond the current period, in which case they are amortised over the period of the transaction.

Dividend income is recognised when the right to receive payment is established.

Rental income under operating leases is recognised on a straight-line basis over the period of the lease unless another systematic basis is more representative of the pattern in which the benefit derived from the leased asset is used.

(d) Advances

Advances to customers, banks and other financial institutions are reported on the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts and suspended interest. Advances to banks and other financial institutions include placements with banks and other financial institutions of more than one year.

All advances are recognised when cash is advanced to the borrowers.

Assets acquired by repossession of collateral for realisation would continue to be reported as advances, except in the case of a loan restructuring where the asset acquired is part of the terms of a new loan agreement and the assets are recognised on the balance sheet under the relevant assets category. When the repossessed asset is realised, the sales proceeds are applied against the outstanding advance and any shortfall is written off to the profit and loss account.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(e) Provisions for bad and doubtful debts

The Group internally classifies loans and advances into categories reflecting the Group's assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of interest and/or principal.

Provisions are made against specific loans and advances as and when the directors have doubt on the ultimate recoverability of principal or interest in full. Based on the directors' assessment of the potential losses on those identified loans and advances on a case-by-case basis, specific provision is made to reduce the carrying value of the assets, taking into account available collateral to their expected net realisable value. Where it is not possible to reliably estimate the loss, the Group applies pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures.

In addition, amounts have been set aside as a general provision for bad and doubtful debts. Specific and general provisions are deducted from "Advances and other accounts" in the consolidated balance sheet. When there is no realistic prospect of recovery, the outstanding debt is written off against the balance sheet asset and provision in part, or in whole.

(f) Fixed assets

(i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and accumulated depreciation calculated to write off the assets over their estimated useful lives on a straight-line basis as follows:

Leasehold land	Over the remaining period of lease
Buildings	Over the shorter of the remaining period of the lease and 15 to 50 years

Independent valuations are performed every three years on individual properties on the basis of open market values. In the intervening years, the directors review the carrying value of individual properties and adjustment is made when they consider that there has been a material change. Increases in valuation are credited to the premises revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same individual asset and thereafter are debited to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

The gain or loss on disposal of premises is the difference between the net sales proceeds and the carrying value of the relevant asset, and is recognised in the profit and loss account.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Fixed assets (continued)

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued annually and independent valuations are performed at intervals of not more than three years; in each of the intervening years, valuations are undertaken by professionally qualified persons appointed by the Group. The valuations are on an open market value basis. Changes in the value of investment properties are treated as movements in the investment properties revaluation reserve, unless the total of the reserve is insufficient to cover a deficit on a portfolio basis. In such cases, the amount by which the deficit exceeds the total amount in the investment properties revaluation reserve is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining terms of the leases.

Upon the disposal of an investment property, the relevant portion of the investment properties revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(iii) Property under development

Property under development is carried at cost less impairment losses. Cost includes development and construction expenditure incurred, interest and other direct costs attributable to the development. On completion, the property is transferred to premises or investment properties.

(iv) Equipment, fixtures and fittings

Equipment, fixtures and fittings are stated at cost less accumulated impairment losses and accumulated depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 and 15 years.

The gain or loss on disposal of equipment, fixtures and fittings is recognised in the profit and loss account.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) Fixed assets (continued)

(v) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of fixed assets is the difference between the net sales proceeds and the carrying value of the relevant assets, and is recognised in the profit and loss account.

(g) Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for impairment in their value which is other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums and discounts arising on acquisition of dated debt securities is included as part of interest income in the profit and loss account. Gain or loss on realisation of held-to-maturity securities is accounted for in the profit and loss account as they arise.

(ii) Investment securities

Securities which are intended to be held on a continuing basis for an identified long-term purpose at the time of acquisition (for example, for strategic purposes), are stated in the balance sheet at cost less any provisions for impairment in value which is other than temporary.

The carrying value of investment securities are reviewed as at the balance sheet date in order to assess whether the fair value has declined below the carrying value. When such a decline has occurred, the carrying value is reduced to the fair value unless there is evidence that the decline is temporary. The amount of the reduction is recognised as an expense in the profit and loss account.

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable willing parties in an arm's length transaction.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Investments in securities (continued)

(iii) **Other investments in securities**

All other investments in securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs.

(h) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term. Initial direct costs incurred specifically to earn revenue from an operating lease are recognised as an expense in the profit and loss account in the period in which they are incurred.

(i) Provisions

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

A provision for restructuring costs is recognised when the above general recognition criteria are met and a detailed formal plan for the restructuring has been implemented, or has been announced and communicated to those affected by it in a sufficiently specific manner to raise a valid expectation that the restructuring will be carried out without long delay.

(j) Deferred taxation

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of properties, general provision for bad and doubtful debts and tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax is charged or credited in the profit and loss account except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax liabilities are provided in full on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Deferred taxation (continued)

In prior year, deferred taxation was provided at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the profit and loss account to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 (revised) "Income taxes" represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the consolidated statement of changes in equity, opening retained earnings at 1 January 2002 and 2003 have been reduced by HK$370 million and HK$256 million respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31 December 2002 by HK$47 million and HK$317 million respectively. For the year ended 31 December 2002, profit after taxation increased by HK$114 million and the amount charged to equity reduced by HK$2 million.

(k) Foreign currency translation

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associates expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate for the period. Exchange differences are dealt with as a movement in reserves.

(l) Employee benefits

(i) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represent contributions payable by the Group to the schemes. Forfeited contributions by those employees who leave the ORSO scheme prior to the full vesting of their contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

(ii) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(l) Employee benefits (continued)

(ii) Leave entitlements (continued)

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

(iii) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

(m) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or hedging purposes. The Group designates a derivative as held for dealing or hedging purposes when it enters into a derivative contract.

Transactions undertaken for dealing purposes are marked to market at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. The gain or loss arising from changes in fair value is recognised in the profit and loss account as "Net gain/(loss) from foreign exchange activities" or "Net gain/(loss) from other dealing activities".

Unrealised gains on transactions which are marked to market are included in "Other assets". Unrealised losses on transactions which are marked to market are included in "Other accounts and provisions".

Hedging derivative transactions are designated as such at inception and require that the hedging instrument are expected to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the life of the hedge. Hedging instruments are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

If the derivative transaction no longer meets the criteria for a hedge, the derivative is deemed to be held for dealing purposes and is accounted for as set out above.

Assets and liabilities arising from derivative transactions are netted off only when the Group has entered into master netting agreements or other legally enforceable arrangements, which assures beyond doubt, the Group's right to insist on settlement with the same counterparty on a net basis in all situations of default by the other party or parties including insolvency of any parties to the contract.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(m) Off-balance sheet financial instruments (continued)

Derivative transactions are not offset unless the related settlement currencies are the same, or are denominated in freely convertible currencies for which quoted exchange rates are available in an active market.

(n) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, it will be recognised as an asset.

(o) Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit.

(p) Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a post balance sheet event and are not recognised as a liability at the balance sheet date.

4. INTEREST INCOME

	2003 **HK$'m**	2002 HK$'m
Interest income from listed investments	**1,669**	1,341
Interest income from unlisted investments	**3,059**	3,621
Other interest income	**13,031**	16,501
	17,759	21,463

5. OTHER OPERATING INCOME

	2003 HK$'m	2002 HK$'m
Fees and commission income (Note)	**3,855**	3,649
Less: Fees and commission expenses	**(858)**	(701)
Net fees and commission income	**2,997**	2,948
Dividend income from investments in securities		
– unlisted investments	**45**	34
Net loss from other investments in securities	**(108)**	(61)
Net gain from foreign exchange activities	**965**	824
Net gain from other dealing activities	**42**	14
Gross rental income from investment properties	**241**	279
Less: Outgoings in respect of investment properties	**(80)**	(87)
Others	**277**	221
	4,379	4,172

Note: Fees and commission income

	2003 HK$'m	2002 HK$'m
Securities brokerage	**733**	465
Credit cards	**560**	544
Bills commissions	**556**	586
Loan commissions	**473**	714
Payment services	**315**	296
Insurance	**235**	154
Asset management	**211**	123
Trust services	**76**	54
Guarantees	**39**	46
Others		
– safe deposit box	**166**	163
– low deposit balance accounts	**106**	43
– exchange	**45**	65
– BOC cards	**40**	51
– dormant accounts	**24**	31
– agency services	**24**	26
– postage and telegrams	**19**	17
– information search	**16**	7
– correspondent banking	**15**	16
– sundries	**202**	248
	3,855	3,649

6. OPERATING EXPENSES

	2003 HK$'m	2002 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**3,069**	3,318
– termination benefit	**1**	7
– pension cost	**246**	253
	3,316	3,578
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**213**	245
– information technology	**310**	266
– others	**209**	292
	732	803
Depreciation on owned fixed assets	**611**	632
Auditors' remuneration		
– audit services	**29**	18
– non-audit services	**9**	11
Other operating expenses	**961**	983
	5,658	6,025

7. CHARGE FOR BAD AND DOUBTFUL DEBTS

	2003 HK$'m	2002 HK$'m
Net charge for bad and doubtful debts		
Specific provisions		
– new provisions	**3,834**	4,519
– releases	**(768)**	(582)
– recoveries (Note 23)	**(438)**	(904)
	2,628	3,033
General provisions (Note 23)	**(957)**	(178)
Net charge to profit and loss account (Note 23)	**1,671**	2,855

8. NET LOSS FROM DISPOSAL/REVALUATION OF FIXED ASSETS

	2003 HK$'m	2002 HK$'m
Net gain on disposal of premises	**(8)**	–
Net (gain)/loss on disposal of investment properties	**(5)**	5
Loss on disposal of other fixed assets	**23**	50
Deficit on revaluation of premises (Note 26)	**741**	771
Deficit on revaluation of investment properties (Note 26)	**370**	206
	1,121	1,032

9. WRITE-BACK OF PROVISION/(PROVISION) FOR IMPAIRMENT ON HELD-TO-MATURITY SECURITIES AND INVESTMENT SECURITIES

	2003 HK$'m	2002 HK$'m
Write-back of provision/(provision) for impairment on held-to-maturity securities	**29**	(4)
Write-back of provision/(provision) for impairment on investment securities	**1**	(3)
	30	(7)

10. TAXATION

Taxation in the profit and loss account represents:

	2003 HK$'m	As restated 2002 HK$'m
Hong Kong profits tax		
– current year taxation	**1,470**	1,505
– over-provision in prior years	**(732)**	(130)
Deferred tax charge/(credit)	**55**	(114)
	793	1,261
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	**(817)**	(488)
	(24)	773
Investments in partnerships written off	**600**	365
Hong Kong profits tax	**576**	1,138
Overseas taxation	**11**	15
	587	1,153
Share of taxation attributable to associates	**2**	1
	589	1,154

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the HKSAR Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group's tax over-provision of HK$732 million represents a write-back of excess tax provision made in prior years. This amount was written back after the finalisation of tax losses arising from predecessor merging branches and tax positions of BOCHK by the Inland Revenue Department in 2003.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 31 December 2003, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$1,474 million (2002: HK$1,122 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

10. TAXATION (continued)

The total assets and liabilities of the aforementioned partnerships are as follows:

	2003 HK$'m	2002 HK$'m
Assets	**6,159**	4,721
Liabilities	**4,098**	3,182

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2003 HK$'m	2002 HK$'m
Profit before taxation	**8,691**	8,068
Calculated at a taxation rate of 17.5% (2002: 16%)	**1,521**	1,291
Effect of different taxation rates in other countries	**(31)**	(16)
Income not subject to taxation	**(1,511)**	(968)
Expenses not deductible for taxation purposes	**1,518**	1,210
Tax losses not recognised	**5**	7
Temporary differences not recognised	**55**	–
Utilisation of previously unrecognised tax losses	**(21)**	(4)
Recognition of previously unrecognised temporary differences	**–**	(114)
Over-provision in prior years	**(732)**	(130)
Tax benefits from partnerships	**(217)**	(123)
Share of taxation attributable to associates	**2**	1
Taxation charge	**589**	1,154

11. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit of the Company for the year ended 31 December 2003 attributable to shareholders and dealt with in the accounts of the Company amounted to HK$5,810 million (for the period from 12 September 2001 (date of incorporation) to 31 December 2002: HK$4,518 million).

12. DIVIDENDS

	2003		2002	
	Per share HK$	Total HK$'m	Per share HK$	Total HK$'m
Special dividend paid	–	–	0.183	1,935
Interim dividend paid	**0.195**	**2,062**	–	–
Proposed final dividend	**0.320**	**3,383**	0.215	2,273
	0.515	**5,445**	0.398	4,208

At a meeting held on 5 September 2003, the Board declared an interim dividend of HK$0.195 per ordinary share for the first half of 2003 amounting to approximately HK$2,062 million.

At a meeting held on 22 March 2004, the Board proposed to declare a final dividend of HK$0.320 per ordinary share for the year ended 31 December 2003 amounting to approximately HK$3,383 million. This declared final dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

13. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2003 of approximately HK$7,963 million (2002: HK$6,787 million, as restated) and on the ordinary shares in issue of 10,572,780,266 shares (2002: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2003 (2002: Nil).

14. RETIREMENT BENEFIT COSTS

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Scheme Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

14. RETIREMENT BENEFIT COSTS (continued)

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2003 amounted to approximately HK$233 million (2002: approximately HK$242 million), after a deduction of forfeited contributions of approximately HK$19 million (2002: approximately HK$17 million). For the MPF Scheme, the Group contributed approximately HK$9 million (2002: approximately HK$7 million) for the year ended 31 December 2003.

15. SHARE OPTION SCHEMES

(a) Share Option Scheme and Sharesave Plan

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the year.

15. SHARE OPTION SCHEMES (continued)

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company.

Details of the share options outstanding as at 31 December 2003 are as follows:

	Directors	Senior management	Total number of share options
At 1 January 2003	**13,737,000**	**17,221,600**	**30,958,600**
Less: Share options exercised during the year	**–**	**(1,591,000)**	**(1,591,000)**
Less: Share options surrendered during the year	**(1,735,200)**	**–**	**(1,735,200)**
Less: Share options lapsed during the year	**–**	**(924,900)**	**(924,900)**
At 31 December 2003	**12,001,800**	**14,705,700**	**26,707,500**
At 1 January 2002	–	–	–
Add: Share options granted during the year	13,737,000	17,395,600	31,132,600
Less: Share options lapsed during the year	–	(174,000)	(174,000)
At 31 December 2002	13,737,000	17,221,600	30,958,600

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. None of these options may be exercised within one year from the date on which dealings in the shares commenced on the Stock Exchange. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of 10 years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

16. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

	2003 HK$'m	2002 HK$'m
Fees	**2**	3
Other emoluments for executive directors		
– basic salaries and allowances	**4**	4
– discretionary bonuses	**–**	1
– others (including benefits in kind)	**1**	–
	7	8

Emoluments of the directors were within the following bands:

	Number of directors	
	2003	2002
Up to HK$1,000,000	**13**	12
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**1**	–
HK$5,000,001 – HK$5,500,000	**–**	1

The aggregate amount of emoluments paid to the Independent Non-executive Directors during the year was HK$700,000 (2002: HK$800,000).

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. Full details of the scheme are stated in Note 15(b). During the year, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

16. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2002: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2002: 4) during the year are as follows:

	2003 HK$'m	2002 HK$'m
Basic salaries and allowances	**9**	9
Discretionary bonuses	**1**	1
Others (including pension contributions)	**1**	1
	11	11

Emoluments of individuals were within the following bands:

	Number of individuals	
	2003	2002
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**2**	2
HK$3,000,001 – HK$3,500,000	**1**	2

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the 5 highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

17. CASH AND SHORT-TERM FUNDS

	2003 HK$'m	2002 HK$'m
Cash	**4,247**	2,637
Balances with banks and other financial institutions	**8,300**	2,370
Money at call and short notice maturing within one month	**100,987**	95,997
Treasury bills (including Exchange Fund Bills)	**20,572**	14,071
	134,106	115,075
An analysis of treasury bills held is as follows:		
Unlisted, held-to-maturity, at amortised cost	**17,867**	10,933
Unlisted, other investments in securities, at fair value	**2,705**	3,138
	20,572	14,071

18. CERTIFICATES OF DEPOSIT HELD

	2003 HK$'m	2002 HK$'m
Held-to-maturity, at amortised cost		
– Unlisted	**6,585**	8,342
Other investments in securities, at fair value		
– Unlisted	**12,191**	9,186
	18,776	17,528

19. HELD-TO-MATURITY SECURITIES

	2003 HK$'m	2002 HK$'m
Listed, at amortised cost	**40,051**	35,219
Less: Provision for impairment in value	**(12)**	(12)
	40,039	35,207
Unlisted, at amortised cost	**61,026**	59,049
Less: Provision for impairment in value	**–**	(29)
	61,026	59,020
Total	**101,065**	94,227
Listed, at amortised cost less provision		
– in Hong Kong	**4,000**	2,946
– outside Hong Kong	**36,039**	32,261
	40,039	35,207
Market value of listed securities	**40,906**	36,073
Held-to-maturity securities are analysed by issuers as follows:		
– Central governments and central banks	**2,698**	3,620
– Public sector entities	**23,060**	17,028
– Banks and other financial institutions	**57,668**	64,457
– Corporate entities	**17,639**	9,122
	101,065	94,227

20. INVESTMENT SECURITIES

	2003 HK$'m	2002 HK$'m
Equity securities		
– Listed in Hong Kong, at cost	**16**	16
Less: Provision for impairment in value	**(14)**	(15)
	2	1
– Listed outside Hong Kong, at cost	**1**	1
	3	2
– Unlisted, at cost	**50**	44
Total	**53**	46
Market value of listed equity securities	**7**	4
Investment securities are analysed by issuers as follows:		
– Banks and other financial institutions	**1**	1
– Corporate entities	**52**	45
	53	46

21. OTHER INVESTMENTS IN SECURITIES

	2003 HK$'m	2002 HK$'m
At fair value		
Debt securities		
– Listed in Hong Kong	**286**	1,313
– Listed outside Hong Kong	**25,440**	20,818
	25,726	22,131
– Unlisted	**45,629**	42,078
	71,355	64,209
Equity securities		
– Listed in Hong Kong	**41**	121
– Unlisted	**4**	30
	45	151
Total	**71,400**	64,360
Other investments in securities are analysed by issuers as follows:		
– Central governments and central banks	**3,192**	3,069
– Public sector entities	**4,873**	4,914
– Banks and other financial institutions	**62,395**	46,662
– Corporate entities	**940**	9,715
	71,400	64,360

22. ADVANCES AND OTHER ACCOUNTS

	2003 HK$'m	2002 HK$'m
Advances to customers	**308,582**	321,034
Accrued interest	**1,905**	2,006
	310,487	323,040
Provision for bad and doubtful debts		
– General (Note 23)	**(5,406)**	(6,363)
– Specific (Note 23)	**(5,507)**	(8,650)
	(10,913)	(15,013)
	299,574	308,027
Advances to banks and other financial institutions	**520**	305
	300,094	308,332

Non-performing loans are analysed as follows:

	2003 HK$'m	2002 HK$'m
Non-performing loans	**17,832**	25,659
Specific provisions made in respect of such advances	**5,467**	8,637
As a percentage of total advances to customers	**5.78%**	7.99%
Amount of interest in suspense	**324**	408

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2003 (2002: Nil), nor were there any specific provisions made.

23. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

	2003			
	Specific HK$'m	General HK$'m	Total HK$'m	Suspended interest HK$'m
At 1 January 2003	**8,650**	**6,363**	**15,013**	**408**
Charged/(credited) to profit and loss account (Note 7)	**2,628**	**(957)**	**1,671**	**–**
Amounts written off	**(6,209)**	**–**	**(6,209)**	**(119)**
Recoveries of advances written off in previous years (Note 7)	**438**	**–**	**438**	**–**
Interest suspended during the year	**–**	**–**	**–**	**210**
Suspended interest recovered	**–**	**–**	**–**	**(175)**
At 31 December 2003	**5,507**	**5,406**	**10,913**	**324**
Deducted from:				
– advances to customers	**5,507**	**5,406**	**10,913**	

	2002			
	Specific HK$'m	General HK$'m	Total HK$'m	Suspended interest HK$'m
At 1 January 2002	10,621	6,541	17,162	610
Charged/(credited) to profit and loss account (Note 7)	3,033	(178)	2,855	–
Amounts written off	(3,229)	–	(3,229)	(37)
Recoveries of advances written off in previous years (Note 7)	904	–	904	–
Amounts written off on disposal	(2,679)	–	(2,679)	–
Interest suspended during the year	–	–	–	296
Suspended interest recovered	–	–	–	(461)
At 31 December 2002	8,650	6,363	15,013	408
Deducted from:				
– advances to customers	8,650	6,363	15,013	

24. INVESTMENT IN SUBSIDIARIES

	2003 HK$'m	2002 HK$'m
Unlisted shares, at cost	**52,864**	52,864

The particulars of all direct and indirect subsidiaries of the Company are set out in Appendix of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2003.

Name	Place of incorporation	Particulars of issued share capital	Interest held	Principal activities
Bank of China (Hong Kong) Limited	Hong Kong	43,042,840,858 ordinary shares of HK$1 each	*100%	Banking business
Nanyang Commercial Bank, Limited	Hong Kong	6,000,000 ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong	3,000,000 ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong	1,000,000 ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong	250,000 ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

The Group disposed of its interest in Eversound Investments Limited on 2 January 2003 at a consideration of approximately HK$157 million.

Own More Investments Limited has commenced members' voluntary winding up on 28 May 2003.

25. INVESTMENTS IN ASSOCIATES

	2003 HK$'m	2002 HK$'m
Share of net assets	**155**	186
Less: Provision for impairment in value	**(17)**	(22)
	138	164
Loans to associates (Note)	**280**	346
Less: Provision for loans to associates	**(140)**	(27)
	140	319
	278	483

Note: At 31 December 2003, loans to associates are all on commercial terms and carry interest at the prevailing market interest rates.

The following is a list of the principal associates as at 31 December 2003, all of which are corporate entities.

Name	Place of incorporation & establishment	Particulars of issued share capital	Group's equity interest held indirectly	Principal activities
Charleston Investments Company Limited	Hong Kong	100,000 ordinary shares of HK$10 each	40%	Property investment
CJM Insurance Brokers Limited	Hong Kong	6,000,000 ordinary shares of HK$1 each	33%	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	100,238 ordinary shares of HK$100 each	19.96%	Operation of a private interbank message switching network in respect of ATM services
Kincheng-Tokyo Finance Company Limited	Hong Kong	1,000,000 ordinary shares of HK$100 each	50%	Deposit taking company
Trilease International Limited	Hong Kong	30,000,000 ordinary shares of HK$1 each	40%	Provision of leasing finance
Zhejiang Commercial Bank, Ltd.	PRC	Registered capital	25%	Banking and related financial services

CCIC Finance Limited and Wealthy Full Enterprises Limited have commenced members' voluntary winding up during the year.

26. FIXED ASSETS

	2003				
	Premises HK$'m	Investment properties HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Cost or valuation					
At 1 January 2003	**13,445**	**5,725**	**39**	**3,524**	**22,733**
Additions	**–**	**27**	**–**	**342**	**369**
Disposals	**(312)**	**(735)**	**–**	**(269)**	**(1,316)**
Disposal of a subsidiary	**(160)**	**–**	**–**	**(1)**	**(161)**
Revaluation	**(994)**	**(370)**	**–**	**–**	**(1,364)**
Reclassification	**(347)**	**347**	**–**	**–**	**–**
At 31 December 2003	**11,632**	**4,994**	**39**	**3,596**	**20,261**
Accumulated depreciation and impairment losses					
At 1 January 2003	**2**	**–**	**7**	**2,512**	**2,521**
Depreciation for the year	**372**	**–**	**–**	**239**	**611**
Disposals	**–**	**–**	**–**	**(245)**	**(245)**
Disposal of a subsidiary	**(3)**	**–**	**–**	**–**	**(3)**
Write-back on revaluation	**(205)**	**–**	**–**	**–**	**(205)**
At 31 December 2003	**166**	**–**	**7**	**2,506**	**2,679**
Net book value					
At 31 December 2003	**11,466**	**4,994**	**32**	**1,090**	**17,582**
At 31 December 2002	13,443	5,725	32	1,012	20,212
The analysis of cost or revaluation of the above assets is as follows:					
At 31 December 2003					
At cost	**–**	**–**	**39**	**3,596**	**3,635**
At valuation	**11,632**	**4,994**	**–**	**–**	**16,626**
	11,632	**4,994**	**39**	**3,596**	**20,261**
At 31 December 2002					
At cost	–	–	39	3,524	3,563
At valuation	13,445	5,725	–	–	19,170
	13,445	5,725	39	3,524	22,733

26. FIXED ASSETS (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2003 HK$'m	2002 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**7,051**	8,217
On medium-term lease (10 – 50 years)	**4,152**	4,942
On short-term lease (less than 10 years)	**2**	3
Held outside Hong Kong		
On long-term lease (over 50 years)	**40**	53
On medium-term lease (10 – 50 years)	**215**	222
On short-term lease (less than 10 years)	**6**	6
	11,466	13,443

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2003 HK$'m	2002 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**4,070**	4,666
On medium-term lease (10 – 50 years)	**792**	929
Held outside Hong Kong		
On long-term lease (over 50 years)	**34**	37
On medium-term lease (10 – 50 years)	**98**	93
	4,994	5,725

Premises are included in the balance sheet at directors' valuation, having regard to the valuation carried out on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited, on the majority of the premises. Investment properties were also revalued on the basis of their open market value by Chesterton Petty Limited. Revaluations of the Group's premises and investment properties were performed at 30 June 2003 and 31 October 2003.

The results of the June revaluations were fully incorporated into the accounts at 30 June 2003.

26. FIXED ASSETS (continued)

With respect to the October revaluations, the change in valuation of investment properties was charged to the profit and loss account. As there was no material change in valuation since the previous revaluation at 30 June 2003, no adjustment was made to the carrying amount of premises.

Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2003.

As a result of the above-mentioned revaluations, decreases in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves and the profit and loss account respectively as follows:

	2003		
	Premises HK$'m	**Investment properties HK$'m**	**Total HK$'m**
Decrease in valuation debited to property revaluation reserves	**(48)**	**–**	**(48)**
Decrease in valuation charged to profit and loss account (Note 8)	**(741)**	**(370)**	**(1,111)**
	(789)	**(370)**	**(1,159)**

	2002		
	Premises HK$'m	Investment properties HK$'m	Total HK$'m
Increase/(decrease) in valuation credited/(debited) to property revaluation reserves	46	(13)	33
Decrease in valuation charged to profit and loss account (Note 8)	(771)	(206)	(977)
	(725)	(219)	(944)

As at 31 December 2003, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,653 million (2002: HK$7,448 million).

27. HONG KONG SAR CURRENCY NOTES IN CIRCULATION

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

28. DEPOSITS FROM CUSTOMERS

	2003 HK$'m	2002 HK$'m
Demand deposits and current accounts	**26,974**	21,476
Savings deposits	**271,439**	204,363
Time, call and notice deposits	**302,229**	375,138
	600,642	600,977

29. ASSETS PLEDGED AS SECURITY

At 31 December 2003, liabilities of the Group amounting to HK$2,735 million (2002: HK$3,198 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$2,918 million (2002: HK$3,400 million) included in "Cash and short-term funds".

30. OTHER ACCOUNTS AND PROVISIONS

	2003 HK$'m	As restated 2002 HK$'m
Interest payable	**850**	1,167
Current taxation (Note 31(a))	**355**	544
Deferred taxation (Note 31(b))	**341**	328
Short positions in Exchange Fund Bills (Note 29)	**2,735**	3,198
Accruals and other payables	**21,008**	12,470
	25,289	17,707

31. TAX LIABILITIES

	2003 HK$'m	2002 HK$'m
Current taxation (Note a)	**355**	544
Deferred taxation (Note b)	**341**	328
	696	872

(a) Current taxation

	2003 HK$'m	2002 HK$'m
Hong Kong profits tax	**349**	531
Overseas taxation	**6**	13
	355	544

(b) Deferred taxation

During the year, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to SSAP 12 (revised) "Income taxes". The adoption of SSAP 12 (revised) "Income taxes" represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

31. TAX LIABILITIES (continued)

(b) Deferred taxation (continued)

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year showing the impact of the adoption of SSAP 12 (revised) "Income taxes", are as follows:

	2003					
	Accelerated tax depreciation HK$'m	**Asset revaluation HK$'m**	**Losses HK$'m**	**Provisions HK$'m**	**Other temporary differences HK$'m**	**Total HK$'m**
At 1 January 2003, as previously reported	**11**	**–**	**–**	**–**	**–**	**11**
Effect of adoption of SSAP 12 (revised)	**236**	**1,043**	**(2)**	**(1,009)**	**2**	**270**
At 1 January 2003, as restated	**247**	**1,043**	**(2)**	**(1,009)**	**2**	**281**
Charged/(credited) to profit and loss account	**15**	**(48)**	**(1)**	**73**	**16**	**55**
Credited to equity	**–**	**(11)**	**–**	**–**	**–**	**(11)**
At 31 December 2003	**262**	**984**	**(3)**	**(936)**	**18**	**325**

	2002					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2002, as previously reported	8	–	–	–	–	8
Effect of adoption of SSAP 12 (revised)	197	1,230	(4)	(1,039)	(2)	382
At 1 January 2002, as restated	205	1,230	(4)	(1,039)	(2)	390
Charged/(credited) to profit and loss account	39	(189)	2	30	4	(114)
Acquisition of a subsidiary	3	–	–	–	–	3
Charged to equity	–	2	–	–	–	2
At 31 December 2002, as restated	247	1,043	(2)	(1,009)	2	281

31. TAX LIABILITIES (continued)

(b) Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2003 **HK$'m**	2002 HK$'m
Deferred tax assets (Note)	**(16)**	(47)
Deferred tax liabilities	**341**	328
	325	281

Note: This amount has been included in "Other assets".

	2003 **HK$'m**	2002 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(961)**	(1,029)
Deferred tax liabilities to be settled after more than twelve months	**274**	262
	(687)	(767)

32. SHARE CAPITAL

	2003 **HK$'m**	2002 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

33. RESERVES

	2003 HK$'m	As restated 2002 HK$'m
Premises revaluation reserve	**62**	99
Translation reserve	**(3)**	(2)
Retained earnings	**7,338**	3,710
	7,397	3,807

34. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit after provisions to operating cash outflow before taxation:

	2003 HK$'m	2002 HK$'m
Operating profit after provisions	**9,924**	9,234
Dividend income from investment securities	**(32)**	–
Depreciation	**611**	632
Charge for bad and doubtful debts	**1,671**	2,855
Advances written off net of recoveries	**(5,771)**	(2,325)
Change in money at call and short notice with original maturity over three months	**(17,420)**	11,620
Change in treasury bills with original maturity over three months	**372**	9,904
Change in placements with banks and other financial institutions with original maturity over three months	**(1,040)**	3,494
Change in trade bills	**(99)**	(210)
Change in certificates of deposit held with original maturity over three months	**103**	989
Change in held-to-maturity securities	**(6,809)**	(43,243)
Change in other investments in securities	**(7,040)**	(8,191)
Change in advances and other accounts	**12,338**	(9,524)
Change in other assets	**(4,061)**	1,357
Change in deposits and balances of banks and other financial institutions repayable over three months	**1,115**	(5,204)
Change in deposits from customers	**(335)**	(5,451)
Change in certificates of deposit issued	**2,432**	–
Change in other accounts and provisions	**7,758**	(3,830)
Exchange difference	**(1)**	–
Operating cash outflow before taxation	**(6,284)**	(37,893)

34. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Analysis of changes in financing

	2003	
	Share capital HK$'m	**Minority interests HK$'m**
At 1 January 2003	**52,864**	**1,114**
Minority interests share of profits	**–**	**139**
Dividend paid to minority shareholders	**–**	**(97)**
At 31 December 2003	**52,864**	**1,156**

	2002	
	Share capital HK$'m	Minority interests HK$'m
At 1 January 2002	52,864	1,066
Minority interests share of profits	–	127
Dividends paid to minority shareholders	–	(79)
At 31 December 2002	52,864	1,114

34. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) Analysis of the balances of cash and cash equivalents

	2003 HK$'m	2002 HK$'m
Cash and balances with banks and other financial institutions	**12,547**	5,007
Money at call and short notice with original maturity within three months	**64,924**	77,354
Treasury bills with original maturity within three months	**15,131**	8,258
Placements with banks and other financial institutions with original maturity within three months	**16,764**	19,723
Certificates of deposit held with original maturity within three months	**1,585**	234
Deposits and balances of banks and other financial institutions with original maturity within three months	**(37,786)**	(27,511)
	73,165	83,065

(d) Disposal of a subsidiary

	2003 HK$'m	2002 HK$'m
Net assets disposed of:		
– Fixed assets	**158**	–
– Loss on disposal	**(1)**	–
	157	–
Satisfied by:		
– Cash	**157**	–
Analysis of net cash inflow in respect of the disposal of a subsidiary:		
– Cash consideration received	**157**	–

The results of the subsidiary disposed of during the year had no significant impact on the group's consolidated operating income or profit for the year.

35. MATURITY PROFILE

The maturity profile of assets and liabilities analysed by the remaining period as at 31 December to the contractual maturity dates is as follows:

	2003						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	-	18,923	1,649	-	-	-	20,572
Cash and other short-term funds	12,547	100,987	-	-	-	-	113,534
Placements with banks and other financial institutions	16	64,521	13,703	-	-	-	78,240
Certificates of deposit held	-	3,870	3,702	10,923	281	-	18,776
Debt securities included in:							
– held-to-maturity securities	-	13,358	9,161	71,227	7,297	34	101,077
– other investments in securities	-	12,122	12,521	44,938	1,774	-	71,355
Advances to customers	23,690	19,161	23,859	125,786	97,944	18,142	308,582
Advances to banks and other financial institutions	-	1	1	518	-	-	520
Liabilities							
Deposits and balances of banks and other financial institutions	6,800	32,151	2,396	-	-	-	41,347
Deposits from customers	303,335	278,509	17,586	1,212	-	-	600,642
Certificates of deposit issued	-	-	-	2,432	-	-	2,432

35. MATURITY PROFILE (continued)

	2002						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	–	12,567	1,504	–	–	–	14,071
Cash and other short-term funds	5,007	95,997	–	–	–	–	101,004
Placements with banks and other financial institutions	21	72,411	7,727	–	–	–	80,159
Certificates of deposit held	–	1,921	6,589	8,824	194	–	17,528
Debt securities included in:							
– held-to-maturity securities	–	11,565	12,798	65,763	4,064	78	94,268
– other investments in securities	–	15,919	6,068	39,178	3,044	–	64,209
Advances to customers	26,979	17,172	25,702	124,813	100,533	25,835	321,034
Advances to banks and other financial institutions	–	1	1	303	–	–	305
Liabilities							
Deposits and balances of banks and other financial institutions	4,164	25,403	390	–	–	–	29,957
Deposits from customers	228,103	350,232	22,215	427	–	–	600,977

The majority of other assets and other accounts and provisions are due within 1 year.

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

36. OFF-BALANCE SHEET EXPOSURES

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	2003 HK$'m	2002 HK$'m
Direct credit substitutes	**1,264**	3,839
Transaction-related contingencies	**4,427**	2,286
Trade-related contingencies	**16,120**	16,409
Other commitments with an original maturity of:		
– under one year or which are unconditionally cancellable	**78,291**	75,844
– one year and over	**49,037**	64,402
	149,139	162,780

36. OFF-BALANCE SHEET EXPOSURES (continued)

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	2003			2002		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot	**14,673**	**-**	**14,673**	13,697	-	13,697
Forward and futures contracts	**950**	**-**	**950**	224	-	224
Swaps	**184,524**	**6,254**	**190,778**	179,544	6,082	185,626
Foreign exchange option contracts						
- Currency options purchased	**1,476**	**-**	**1,476**	622	-	622
- Currency options written	**4,435**	**-**	**4,435**	28,633	-	28,633
	206,058	**6,254**	**212,312**	222,720	6,082	228,802
Interest rate contracts						
Interest rate swaps	**381**	**21,087**	**21,468**	228	20,055	20,283
Interest rate option contracts						
- Swaption written	**1,446**	**-**	**1,446**	-	-	-
	1,827	**21,087**	**22,914**	228	20,055	20,283
Bullion contracts						
Bullion contracts	**606**	**-**	**606**	779	-	779
Gold option contracts						
- Gold options purchased	**31**	**-**	**31**	-	-	-
- Gold options written	**30**	**-**	**30**	-	-	-
	667	**-**	**667**	779	-	779
Equity contracts						
Equity option contracts						
- Equity options purchased	**1,016**	**-**	**1,016**	975	-	975
- Equity options written	**829**	**-**	**829**	873	-	873
	1,845	**-**	**1,845**	1,848	-	1,848
Total	**210,397**	**27,341**	**237,738**	225,575	26,137	251,712

The trading transactions include positions arising from dealing activities and positions arising from the execution of trade orders from customers or transactions taken to hedge those positions.

36. OFF-BALANCE SHEET EXPOSURES (continued)

(b) Derivatives (continued)

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

	2003	2002	**2003**	2002
	Credit risk weighted amount		**Replacement cost**	
	HK$'m	HK$'m	**HK$'m**	HK$'m
Contingent liabilities and commitments	**29,813**	45,936	**N/A**	N/A
Derivatives:				
– Exchange rate contracts	**673**	596	**1,227**	870
– Interest rate contracts	**57**	60	**112**	120
– Bullion contracts	**10**	5	**33**	13
– Equity contracts	**29**	33	**9**	17
	769	694	**1,381**	1,020
Total	**30,582**	46,630	**1,381**	1,020

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 31 December 2003 and 31 December 2002; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

37. CAPITAL COMMITMENTS

The Group has the following outstanding capital commitments not provided for in the accounts:

	2003 HK$'m	2002 HK$'m
Authorised and contracted for but not recorded	**117**	303

The above capital commitments mainly relate to commitments to purchase computer equipment and software.

38. OPERATING LEASE COMMITMENTS

The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	2003 HK$'m	2002 HK$'m
Land and buildings		
– not later than one year	**183**	164
– later than one year but not later than five years	**182**	175
– later than five years	**9**	9
	374	348
Computer equipment		
– not later than one year	**1**	–

Certain non-cancellable operating leases included in above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified date agreed.

38. OPERATING LEASE COMMITMENTS (continued)

The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables:

	2003 HK$'m	2002 HK$'m
Land and buildings		
– not later than one year	**168**	198
– later than one year but not later than five years	**132**	226
– later than five years	**–**	2
	300	426

39. LITIGATION

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

40. SEGMENTAL REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

40. SEGMENTAL REPORTING (continued)

(a) By class of business

	2003					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	9,392	2,982	500	12,874	-	12,874
Other operating income	3,116	918	832	4,866	(487)	4,379
Operating income	12,508	3,900	1,332	17,740	(487)	17,253
Operating expenses	(4,373)	(162)	(1,610)	(6,145)	487	(5,658)
Operating profit/(loss) before provisions	8,135	3,738	(278)	11,595	-	11,595
Charge for bad and doubtful debts	(1,671)	-	-	(1,671)	-	(1,671)
Operating profit/(loss) after provisions	6,464	3,738	(278)	9,924	-	9,924
Net loss from disposal/revaluation of fixed assets	-	-	(1,121)	(1,121)	-	(1,121)
Write-back of provision for impairment on held-to-maturity securities and investment securities	-	29	1	30	-	30
Net loss on disposal of a subsidiary	-	-	(1)	(1)	-	(1)
Provision for impairment on investments in associates	-	-	(132)	(132)	-	(132)
Share of profits less losses of associates	-	-	(9)	(9)	-	(9)
Profit/(loss) before taxation	6,464	3,767	(1,540)	8,691	-	8,691
Assets						
Segment assets	310,008	432,947	18,439	761,394	-	761,394
Investments in associates	-	-	278	278	-	278
Unallocated corporate assets	-	-	915	915	-	915
	310,008	432,947	19,632	762,587	-	762,587
Liabilities						
Segment liabilities	621,211	77,671	648	699,530	-	699,530
Unallocated corporate liabilities	-	-	1,640	1,640	-	1,640
	621,211	77,671	2,288	701,170	-	701,170
Other information						
Additions of fixed assets	-	-	369	369	-	369
Depreciation	-	-	611	611	-	611
Amortisation of premium/discount of held-to-maturity securities	-	544	-	544	-	544
Non-cash expenses other than depreciation/amortisation	1,671	-	-	1,671	-	1,671

40. SEGMENTAL REPORTING (continued)

(a) By class of business (continued)

	As restated 2002					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,876	2,375	691	13,942	–	13,942
Other operating income	3,110	745	861	4,716	(544)	4,172
Operating income	13,986	3,120	1,552	18,658	(544)	18,114
Operating expenses	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
Operating profit/(loss) before provisions	9,482	2,946	(339)	12,089	–	12,089
Charge for bad and doubtful debts	(2,855)	–	–	(2,855)	–	(2,855)
Operating profit/(loss) after provisions	6,627	2,946	(339)	9,234	–	9,234
Net loss from disposal/revaluation of fixed assets	–	–	(1,032)	(1,032)	–	(1,032)
Provision for impairment on held-to-maturity securities and investment securities	–	(4)	(3)	(7)	–	(7)
Provision for impairment on investments in associates	–	–	(27)	(27)	–	(27)
Share of profits less losses of associates	–	–	(100)	(100)	–	(100)
Profit/(loss) before taxation	6,627	2,942	(1,501)	8,068	–	8,068
Assets						
Segment assets	313,429	400,100	21,173	734,702	–	734,702
Investments in associates	–	–	483	483	–	483
Unallocated corporate assets	–	–	351	351	–	351
	313,429	400,100	22,007	735,536	–	735,536
Liabilities						
Segment liabilities	612,240	62,431	2,469	677,140	–	677,140
Unallocated corporate liabilities	–	–	611	611	–	611
	612,240	62,431	3,080	677,751	–	677,751
Other information						
Additions of fixed assets	–	–	1,351	1,351	–	1,351
Depreciation	–	–	632	632	–	632
Amortisation of premium/discount of held-to-maturity securities	–	1,089	–	1,089	–	1,089
Non-cash expenses other than depreciation/amortisation	2,855	–	–	2,855	–	2,855

40. SEGMENTAL REPORTING (continued)

(a) By class of business (continued)

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

41. LOANS TO DIRECTORS AND OFFICERS

Particulars of advances made to directors and officers of the Company pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

	2003 HK$'m	2002 HK$'m
Aggregate amount of relevant loans outstanding at year end	**35**	99
Maximum aggregate amount of relevant loans outstanding during the year	**100**	137

42. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or other entities.

During the year, the Group entered into various transactions with related parties including the ultimate holding company, the associates of the Group and entities, directly or indirectly, controlled or significantly influenced by the ultimate holding company.

(a) Sale of properties to BOC Insurance

In April 2003, BOCHK completed the disposal of Sin Hua Bank Centre, at the consideration of HK$193 million, to BOC Insurance. Following the disposal, BOCHK leased back part of the subject property from BOC Insurance at a monthly rental of HK$400,000 (exclusive of rates and management fees) for the operation of its Gilman Street Branch.

(b) Advances to third parties guaranteed by related parties

As at 31 December 2003, the ultimate holding company and a fellow subsidiary provided guarantees for loans in favour of the Group amounting to HK$2,886 million (2002: HK$1,982 million) to certain third parties. The fellow subsidiary held equity interests of not more than 20% in these third parties.

42. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c) Summary of transactions entered into during the ordinary course of business with the related parties

The aggregate income and expenses arising from related party transactions with ultimate holding company, immediate holding company, intermediate holding company, fellow subsidiaries and associates of the Company as well as associates of the ultimate holding company are summarised as follows:

	Note	2003 HK$'m	2002 HK$'m
Profit and loss items:			
Interest income	(i)	**314**	491
Interest expense	(ii)	**(257)**	(247)
Insurance commission received (net)	(iii)	**123**	98
Administrative services fees received/receivable	(iv)	**45**	24
Rental fees received/receivable	(iv)	**30**	28
Funds selling commission received	(vi)	**58**	103
Correspondent banking fee received	(vii)	**8**	9
Loan services fees received	(viii)	**11**	7
Credit card commission paid/payable (net)	(v)	**(44)**	(47)
Securities brokerage commission paid/payable (net)	(v)	**(119)**	(82)
Rental, property management and letting agency fees paid/payable	(v)	**(62)**	(53)
Charge for bad and doubtful debts		**(125)**	(15)
Balance sheet items:			
Cash and short-term funds	(i)	**27,913**	15,041
Placements with banks and other financial institutions	(i)	**9,535**	17,539
Advances and other accounts	(i)	**604**	867
Other investments in securities	(i)	**234**	234
Other assets	(ix)	**2,507**	5
Deposits from and balances of banks and other financial institutions	(ii)	**19,779**	20,304
Deposits from customers	(ii)	**17,771**	4,409
Other accounts and provisions	(ix)	**2,270**	5

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with the ultimate holding company, fellow subsidiaries and associates including deposit of cash and short-term funds, placement of interbank deposits, investments in securities and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group. The revenue from loans and credit facilities included interest income on the amount drawn as well as arrangement and commitment fees.

42. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c) Summary of transactions entered into during the ordinary course of business with the related parties (continued)

Notes: (continued)

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from the ultimate holding company, immediate holding company, intermediate holding company and fellow subsidiaries of the Company as well as associates of the ultimate holding company on normal commercial terms with reference to prevailing market rates.

(iii) Insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to the ultimate holding company and fellow subsidiaries mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from the fellow subsidiaries on normal commercial terms.

(v) Commission, property management, letting agency fee and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to the ultimate holding company and fellow subsidiaries. The Group also pays rental fees to the ultimate holding company and its fellow subsidiaries. These transactions have been entered into in the ordinary course of business and on normal commercial terms.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a fellow subsidiary to customers of the Group on normal commercial terms.

(vii) Correspondent banking fee received

In the ordinary course of business, the ultimate holding company provides services to the Group's customers including the remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with the ultimate holding company on the basis agreed between the parties from time to time.

42. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c) Summary of transactions entered into during the ordinary course of business with the related parties (continued)

Notes: (continued)

(viii) Loan services fees received

In the ordinary course of business, the Group undertakes to service and administer the loans and the related securities transferred to a fellow subsidiary and the ultimate holding company in prior years at a fee agreed among the parties from time to time.

During the year, the fellow subsidiary and the ultimate holding company disposed of all the relevant loans to another fellow subsidiary ("the Transferee") and a third party. Notwithstanding the sales, the original loan servicing agreements continue in effect on the same terms in order to deal with any continuing servicing matters relating to the fellow subsidiary and the ultimate holding company.

Subsequently, the Transferee entered into a Deed of Assignment with the fellow subsidiary and the ultimate holding company, to which the Group is also a party, pursuant to which the Group agrees to service the loans assigned to the Transferee, commencing in 2004, for essentially the same compensation, adjusted on a pro rata basis, as contained in the original loan servicing agreements.

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to the ultimate holding company and fellow subsidiaries. The amounts mainly represent the accounts receivables from and payables to a fellow subsidiary in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(d) Off-balance sheets items

Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of ultimate holding company, fellow subsidiaries and associates on normal commercial terms. As at 31 December 2003, the total undrawn loan commitments and trade finance-related contingencies amounted to HK$942 million (2002: HK$130 million). The guarantees as at 31 December 2003 amounted to HK$190 million (2002: HK$185 million).

Derivatives

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with the ultimate holding company and fellow subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$19,323 million as at 31 December 2003 (2002: HK$12,722 million). These transactions are executed on normal commercial terms with reference to prevailing market rates.

42. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e) Balances with group companies and associates

Included in the following balance sheet captions are balances with the ultimate holding company:

	2003 HK$'m	2002 HK$'m
Cash and short-term funds	**27,789**	15,031
Placements with banks and other financial institutions	**9,532**	17,533
Advances and other accounts	**18**	4
Other investments in securities	**234**	234
Other assets	**35**	–
Deposits from and balances of banks and other financial institutions	**19,066**	19,107
Other accounts and provisions	**29**	–

Included in the following balance sheet captions are balances with immediate holding company, intermediate holding company and fellow subsidiaries of the Company as well as associates of the ultimate holding company:

	2003 HK$'m	2002 HK$'m
Cash and short-term funds	**124**	10
Placements with banks and other financial institutions	**3**	6
Advances and other accounts	**446**	517
Other assets	**2,472**	5
Deposits from and balances of banks and other financial institutions	**710**	1,195
Deposits from customers	**17,695**	4,352
Other accounts and provisions	**2,241**	5

There were no material balances with associates of the Group as at 31 December 2003.

(f) Key management personnel

The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During the year and that of the prior year, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

43. COMPARATIVE FIGURES

As further explained in Notes 10 and 31 to the accounts, due to the adoption of SSAP 12 (revised) "Income taxes" during the year, the presentation of certain items and balances in the accounts have been revised to comply with the new requirements.

44. ULTIMATE HOLDING COMPANY

The ultimate holding company is BOC, a state-owned commercial bank established under the laws of PRC.

45. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 22 March 2004.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. CAPITAL ADEQUACY RATIO

	2003	2002*
Capital adequacy ratio	**15.11%**	13.99%
Adjusted capital adequacy ratio	**15.21%**	14.39%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. COMPONENTS OF CAPITAL BASE AFTER DEDUCTIONS

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2003 and 31 December 2002 and reported to the HKMA is analysed as follows:

	2003 HK$'m	2002* HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**10,468**	8,087
Profit and loss account	**2,327**	2,360
Minority interests	**917**	867
	56,755	54,357
Supplementary capital:		
General provisions for doubtful debts	**4,997**	5,200
Total capital base before deductions	**61,752**	59,557
Deductions:		
Shareholdings in subsidiaries or holding company	**(449)**	(482)
Exposures to connected companies	**(872)**	(918)
Equity investments of 20% or more in non-subsidiary companies	**(107)**	(171)
Investments in the capital of other banks or other financial institutions	**(1)**	(1)
	(1,429)	(1,572)
Total capital base after deductions	**60,323**	57,985

* Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".

3. LIQUIDITY RATIO

	2003	2002
Average liquidity ratio	**37.76%**	41.17%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. CURRENCY CONCENTRATIONS

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	2003							
	Equivalent in millions of HK$							
	US Dollars	**Euro**	**Canadian Dollars**	**Australian Dollars**	**New Zealand Dollars**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**164,349**	**21,619**	**6,358**	**22,007**	**7,295**	**1,144**	**25,847**	**248,619**
Spot liabilities	**(142,187)**	**(11,011)**	**(9,978)**	**(28,336)**	**(13,579)**	**(563)**	**(19,155)**	**(224,809)**
Forward purchases	**125,005**	**13,252**	**4,619**	**20,289**	**10,701**	**–**	**35,530**	**209,396**
Forward sales	**(149,283)**	**(24,134)**	**(1,080)**	**(14,112)**	**(4,665)**	**–**	**(42,074)**	**(235,348)**
Net options position	**(974)**	**59**	**(11)**	**837**	**92**	**–**	**14**	**17**
Net long/(short) position	**(3,090)**	**(215)**	**(92)**	**685**	**(156)**	**581**	**162**	**(2,125)**

	2002							
	Equivalent in millions of HK$							
	US Dollars	Euro	Canadian Dollars	Australian Dollars	New Zealand Dollars	Renminbi Yuan	Others	Total
Spot assets	168,003	16,688	5,002	23,525	11,809	611	27,587	253,225
Spot liabilities	(135,565)	(10,753)	(6,352)	(27,799)	(15,226)	(425)	(19,956)	(216,076)
Forward purchases	102,549	7,025	1,964	8,798	5,381	–	32,696	158,413
Forward sales	(138,688)	(13,279)	(610)	(4,541)	(1,884)	–	(40,412)	(199,414)
Net options position	(444)	41	101	192	100	–	13	3
Net long/(short) position	(4,145)	(278)	105	175	180	186	(72)	(3,849)

There were no significant net structural positions for the Group as at 31 December 2003 and 31 December 2002.

5. SEGMENTAL INFORMATION

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2003 **HK$'m**	2002 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	**23,162**	26,591
– Property investment	**46,754**	50,992
– Financial concerns	**6,589**	8,891
– Stockbrokers	**41**	82
– Wholesale and retail trade	**18,858**	23,781
– Manufacturing	**11,342**	12,834
– Transport and transport equipment	**12,385**	11,192
– Others	**38,529**	40,440
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**18,244**	19,956
– Loans for purchase of other residential properties	**90,003**	85,853
– Credit card advances	**3,756**	3,554
– Others	**7,387**	8,469
Total loans for use in Hong Kong	**277,050**	292,635
Trade finance	**9,851**	8,873
Loans for use outside Hong Kong	**21,681**	19,526
Gross advances to customers	**308,582**	321,034

5. SEGMENTAL INFORMATION (continued)

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	2003 HK$'m	2002 HK$'m
Hong Kong	**289,129**	304,924
Mainland China	**8,434**	4,456
Others	**11,019**	11,654
	308,582	321,034

(ii) Advances overdue for over three months

	2003 HK$'m	2002 HK$'m
Hong Kong	**11,066**	17,060
Mainland China	**469**	1,402
Others	**69**	163
	11,604	18,625

(iii) Non-performing loans

	2003 HK$'m	2002 HK$'m
Hong Kong	**16,801**	23,653
Mainland China	**887**	1,755
Others	**144**	251
	17,832	25,659

6. CROSS-BORDER CLAIMS

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2003				
Asia, other than Hong Kong				
– Mainland China	45,698	2,157	8,507	56,362
– Others	49,750	1,180	4,981	55,911
	95,448	3,337	13,488	112,273
North America				
– United States	7,571	14,850	18,130	40,551
– Others	15,013	2,997	39	18,049
	22,584	17,847	18,169	58,600
Western Europe				
– Germany	38,563	–	5,359	43,922
– Others	117,451	1,470	13,949	132,870
	156,014	1,470	19,308	176,792
Total	274,046	22,654	50,965	347,665

6. CROSS-BORDER CLAIMS (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2002				
Asia, other than Hong Kong				
– Mainland China	36,489	2,665	5,426	44,580
– Others	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
North America				
– United States	8,133	10,594	15,703	34,430
– Others	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
Western Europe				
– Germany	36,172	–	10,743	46,915
– Others	109,843	1,451	12,511	123,805
	146,015	1,451	23,254	170,720
Total	246,873	23,372	48,557	318,802

7. OVERDUE AND RESCHEDULED ASSETS

(a) Overdue and non-performing loans

	2003		2002	
	Amount HK$'m	% of gross advances to customers	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**977**	**0.31%**	2,240	0.70%
– one year or less but over six months	**2,521**	**0.82%**	3,486	1.08%
– over one year	**8,106**	**2.63%**	12,899	4.02%
Advances overdue for over three months	**11,604**	**3.76%**	18,625	5.80%
Less:				
Amount overdue for over three months and on which interest is still being accrued	**(67)**	**(0.02%)**	(550)	(0.17%)
Add:				
Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
– included in rescheduled advances	**798**	**0.26%**	1,436	0.45%
– others	**5,497**	**1.78%**	6,148	1.91%
Gross non-performing loans	**17,832**	**5.78%**	25,659	7.99%

At 31 December 2003 and 31 December 2002, there were no advances to banks and other financial institutions that were overdue for over three months.

(b) Other overdue assets

	2003 HK$'m	2002 HK$'m
Overdue for:		
– six months or less but over three months	**2**	3
– one year or less but over six months	**–**	1
– over one year	**2**	–
	4	4

As at 31 December 2003 and 31 December 2002, other overdue assets represented the accrued interest.

7. OVERDUE AND RESCHEDULED ASSETS (continued)

(c) Rescheduled advances to customers

	2003		2002	
	Amount HK$'m	% of gross advances to customers	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**851**	**0.28%**	1,464	0.46%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 31 December 2003 and 31 December 2002, there were no rescheduled advances to banks and other financial institutions.

8. REPOSSESSED ASSETS HELD

	2003 HK$'m	2002 HK$'m
Repossessed assets held	**1,757**	2,097

8. REPOSSESSED ASSETS HELD (continued)

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

9. CONNECTED TRANSACTIONS

In 2003, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's ultimate holding company and therefore a connected person of the Company, all such transactions constituted connected transactions subsequent to the listing of the Company on the Stock Exchange for the purposes of the Listing Rules. References to sections of the Listing Rules in the following discussion refer to the Listing Rules in effect prior to March 31, 2004.

The transactions fell into the following three categories:

1. de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14.24 of the Listing Rules;

2. certain regular banking transactions for which the Stock Exchange has granted a waiver. These transactions were entered into on a continual basis throughout the year unless otherwise noted; and

3. one connected transaction which does not fall under (1) or (2) above and which is described in more detail at the end of this section.

(a) Ongoing Connected Transactions Under Waivers

A brief description of the transactions set out in paragraph (2) is set out below, followed by a table setting out the amounts for each such type of transaction in 2003. Certain of these transactions were subject to annual caps agreed by the Stock Exchange and the Company, and none of these caps was exceeded. All of these transactions were conducted on normal commercial terms unless specified otherwise.

Derivatives Transactions
These included interest rate and currency interest rate swaps, equity options, and currency and bond options entered into with BOC and its Associates.

Foreign Exchange Transactions
These included inter-bank foreign currency exchange transactions, spot, forward and outright transactions, and exercised currency options entered into with BOC and its Associates.

9. CONNECTED TRANSACTIONS (continued)

(a) Ongoing Connected Transactions Under Waivers (continued)

Inter-bank Capital Markets Transactions

These included buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) and equities by the Group from and to BOC and its Associates and on their behalf on issue and in the secondary market, and the Group acting as the custodian for BOC and its Associates and BOC acting as the custodian for the Group.

Bullion Trading

BOCHK entered into deferred settlement bullion transactions with BOC Macau Branch and Tai Fung Bank, a subsidiary of BOC, and bullion spot transactions with normal settlement with BOC. BOCHK also entered into physically settled bullion transactions with BOC Macau Branch and BOC Singapore Branch on which it provided a rebate on normal commercial terms.

Forfaiting Transactions

BOCHK entered into forfaiting transactions to buy and sell interests in certain trade finance products, including with BOC. All such transactions with BOC were entered into on normal commercial terms and only in relation to bills of exchange secured under a letter of credit.

Correspondent Banking Fee Sharing Programmes

BOCHK and Nanyang have signed agency agreements with the New York, Tokyo and Osaka branches of BOC, pursuant to which BOCHK and Nanyang give BOC priority over other banks for advising and negotiation of letters of credit and for funds transfers, provided the terms are at least as good as those offered by other banks, and as compensation BOC will rebate part of the commission to BOCHK and Nanyang. BOCHK also co-operated with BOC in relation to issuing letters of credit for Taiwan-related business, for which BOCHK received from BOC a fee based on a portion of the overall fees paid by BOC's customer for such facilities.

Capital Markets Transactions

The Group entered into various capital markets transactions with BOC and its Associates, in particular BOCI Capital, an indirect subsidiary of BOC. These transactions included participation in syndicated loans, sub-participation of loans, acquiring and disposing of interests in syndicated loans, subscription and/or issuance of debt securities and tax efficiency financing.

Loan Servicing Agreements

In 2002, BOCHK and Nanyang entered into loan servicing agreements with BOC Cayman and Zhong Gang, pursuant to which BOCHK and Nanyang agreed to provide, for a fixed fee based on the agreed cost of the services plus a margin, servicing, collection, account opening and reporting services in respect of certain loans sold by BOCHK and Nanyang to BOC Cayman and Zhong Gang in 2002 and 1999, respectively.

9. CONNECTED TRANSACTIONS (continued)

(a) Ongoing Connected Transactions Under Waivers (continued)

Loan Servicing Agreements (continued)

In 2003, BOC Cayman and Zhong Gang sold all of the loans subject to the loan servicing agreements to an unrelated third party and to BOC Investment in approximately equal proportions. Notwithstanding the sales, the original loan servicing agreements continued in effect on the same terms in order to deal with any continuing servicing matters relating to BOC Cayman and Zhong Gang.

As part of the sale, BOC Investment entered into a Deed of Assignment with BOC Cayman and Zhong Gang, to which BOCHK and Nanyang were also parties, pursuant to which BOCHK agreed to service the loans assigned to BOC Investment, commencing in 2004, for essentially the same compensation, adjusted on a pro rata basis, as contained in the original loan servicing agreements.

Provision of Insurance Cover by BOC Insurance

BOC Insurance and its subsidiaries provided general and life insurance to the Group.

Insurance Agency

The Group provided insurance agency services to BOC Insurance and BOC Life on a commission basis.

Securities Brokerage

BOCI Securities provided securities brokerage services to the Group. The Group paid BOCI Securities commissions for its services and received rebates in return.

Credit Card Services

Pursuant to a Credit Card Cooperation and Services Agreement dated 6 July 2002 between BOC-CC and BOC, BOC-CC provided certain services to BOC in relation to its Great Wall International Card (the "International Card") and its Great Wall Renminbi Card (the "Renminbi Card"). BOC-CC shared the profits and losses or fee income in relation to the operations of the International Card and the Renminbi Card with BOC as set out in the agreement.

BOC-CC Business in Macau

BOC Macau Branch and Tai Fung Bank promoted BOC-CC's Hong Kong dollar and Macau pataca settled credit cards and provided customer services in return for a share of profits or commission payment. They also provided services for BOC-CC's merchant acquiring business in Macau in return for commission sharing.

BOC-CC Business in Mainland China

BOC promoted and provided services for BOC-CC's merchant acquiring business in Mainland China in return for commission sharing. BOC provided over-the-counter cash withdrawal services to cardholders of BOC-CC in Mainland China, for which the cardholder was charged a transaction handling fee that was shared between BOC and BOC-CC.

9. CONNECTED TRANSACTIONS (continued)

(a) Ongoing Connected Transactions Under Waivers (continued)

Credit Card Support Services to BOC Singapore Branch

BOC-CC provided business support services to BOC Singapore Branch in relation to its credit card business, for which BOC-CC was paid on the basis of cost plus a margin of 5%. Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside Mainland China.

Credit Card Training Subsidy

Pursuant to the Credit Card Cooperation and Services Agreement, BOC-CC has agreed to pay BOC a training subsidy of HK$2 million per annum, or such other amount as may be agreed, for the provision of training by BOC to BOC's personnel in its provincial branches throughout Mainland China in support of BOC-CC's business in Mainland China.

Selling of Funds Products

The Group promoted MPF products for BOCI-Prudential Trustee, and promoted guaranteed fund products for BOCI-Prudential Manager, both indirect subsidiaries of BOC, and sold these products for a commission.

Services and Relationship Agreement

On 6 July 2002, the Company and BOCHK entered into a Services and Relationship Agreement with BOC and certain of its subsidiaries. Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with BOCHK on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. BOCHK has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, save that the rates offered to BOC and its Associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below:

Administrative Services

Administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao on the basis of cost plus a margin of 5%.

Audit Services

Audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, other than BOC's branches in Mainland China, on the basis of cost plus a margin of 5%.

Information Technology Services

Information technology services to BOC's branches in Hong Kong, Macau, the Asia-Pacific region and Mainland China, on the basis of cost plus a margin of 5%. Under various information technology services contracts BOCHK provided similar services to BOC's Associates on similar terms.

Training Services

Training services to BOC's employees on the basis of cost plus a margin of 5%.

Secondments from BOC

BOC seconded management level and supervisory staff to BOCHK's branches in Mainland China. BOCHK paid salaries directly to the staff concerned and in some cases BOCHK also paid a management fee to BOC.

9. CONNECTED TRANSACTIONS (continued)

(a) Ongoing Connected Transactions Under Waivers (continued)

BOC Markets Services Agreement

Under the terms of a BOC Markets Services Agreement, dated 6 July 2002, between BOCHK and BOC Markets, BOCHK provided office premises and certain support services to BOC Markets in connection with its operations in Hong Kong. A small number of BOCHK's employees were also seconded to BOC Markets. The provision of office premises is charged at market rent while all other services are provided on the basis of cost plus a margin of 5%.

Deposits by Directors and their Associates

BOCHK, Nanyang and Chiyu paid preferential interest rate for deposits of over 1 month's duration and up to a maximum of HK$5 million from each of the directors of the Group and each of their Associates who are employees of the Group on the same terms as those offered to other employees. The preferential interest rate is applicable to all staff of the Group.

Type of Transaction	2003 HK$'m
Derivatives Transactions (volume)	**4,339.00**
Foreign Exchange Transactions (volume)	**408,441.87**
Inter-Bank Capital Markets Transactions	**N/A**
Bullion Trading (volume)	**5,406.66**
Forfaiting Transactions (volume)	**20.63**
Correspondent Banking Fee Sharing	**7.90**
Capital Markets Transactions	**N/A**
Loan Servicing Agreements	**10.71**
Provision of Insurance Cover by BOC Insurance	**42.68**
Insurance Agency Commission Income	**165.98**
Securities Brokerage Commission Payments, Net of Rebates	**118.31**
International Card	**9.11**
Renminbi Card	**0.80**
BOC-CC Business in Macau	**8.96**
BOC-CC Business in the Mainland China — Payments retained by and to BOC	**26.78**
Credit Card Support Services to BOC overseas branches	**1.79**
Credit Card Training Subsidy	**2.00**
Funds Selling Commission Income	**58.44**
Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement)	**0.41**
Audit Services	**7.92**
Information Technology Services	**35.58**
Training Services	**0.43**
Secondments from BOC — Management Fee	**0.16**
Human Resources Support Services and Secondments to BOC Markets	**0.41**
Staff Preferential Rate Deposits of Directors	*

N/A: these transactions were diverse and large in number.

* no director and his/her Associates have preferential rate deposits in excess of HK$50 million in aggregate.

9. CONNECTED TRANSACTIONS (continued)

(b) Other Connected Transaction

On 2 December 2002, BOCHK entered into a sale and purchase agreement with BOC Insurance, an indirect wholly owned subsidiary of BOC. Pursuant to this agreement, BOCHK agreed to sell the Sin Hua Bank Centre situated at 134–136 Des Voeux Road Central to BOC Insurance for HK$193 million. Sin Hua Bank Centre was previously an office of Sin Hua Bank, one of the predecessor banks to BOCHK. The purpose of the sale was to enhance the Group's overall return on assets and to dispose of a property with a view to reducing the risk exposure in investment properties. The sale was completed on 2 April 2003. Execution of the sale and purchase agreement constituted a connected transaction for the Company under rule 14.25(1) of the Listing Rules. Details of the disposal were disclosed in an announcement issued by the Company on 2 December 2002.

SUBSIDIARIES OF THE COMPANY

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$100,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding
Attempt Fit Enterprises Limited	Hong Kong 30 March 1993	Ordinary shares HK$10,000	100.00%	Property holding
Bank of China (Hong Kong) Nominees Limited	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee services
BOC Group Trustee Company Limited	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Information Technology (Shenzhen) Co., Ltd. (Note)	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Development of software
BOCI-Prudential Trustee Limited	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Champion Leader International Limited	Hong Kong 19 January 1998	Ordinary shares HK$2	100.00%	Club management
Che Hsing (Nominees) Limited	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services
Chiyu Banking Corporation (Nominees) Limited	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding

SUBSIDIARIES OF THE COMPANY (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding
Excellent Way Properties Limited	Hong Kong 17 December 1992	Ordinary shares HK$10,000	100.00%	Property holding
Fortune Holds Development Limited	Hong Kong 22 January 1997	Ordinary shares HK$10,000	100.00%	Property holding
Glister Company Limited	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Microfilm services
Hua Chiao Commercial (Nominees) Limited	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property and investment holding
Kincheng (Nominees) Limited	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property investment
Kwong Li Nam Investment Agency Limited	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding

SUBSIDIARIES OF THE COMPANY (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Nanyang Commercial Bank (Nominees) Limited	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Own More Investments Limited	Hong Kong 3 June 1987	Ordinary shares HK$2	100.00%	Corporate services
Pacific Trend Profits Corporation	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding
Po Sang Financial Investment Services Company Limited	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trader
Po Sang Futures Limited	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee and financial related services
Prosper Glory Limited	Hong Kong 14 May 2001	Ordinary shares HK$2,000	100.00%	Pledge holding
Rams City (Nominees) Limited	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services
Rams City Trustee Limited	Hong Kong 16 April 1981	Ordinary shares HK$14,300,000	100.00%	Trustee services
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Investment holding
Seng Sun Development Company, Limited	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding

SUBSIDIARIES OF THE COMPANY (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Seng Sun Development (Xiamen) Co., Ltd.	PRC 17 April 1993	Registered capital US$5,000,000	70.49%	Property development and investment
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding
Shenyin Storage (Shenzhen) Co., Ltd.	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Storage services
Sin Chiao Enterprises Corporation, Limited	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property investment and leasing
Sin Hua Trustee Limited	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and leasing
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China-South Sea Trustee Limited	Hong Kong 15 May 1979	Ordinary shares HK$3,000,000	100.00%	Trustee services
The China State (Nominees) Limited	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services
The China State Trustee Limited	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding
The Yien Yieh Finance Company Limited	Hong Kong 27 March 1979	Ordinary shares HK$25,000,000	100.00%	Loan financing
Yien Yieh (Nominee) Limited	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services

Note: The company was formerly known as BOC Computer (Shenzhen) Software Centre with its name change effective from 18 June 2003.

DEFINITIONS

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ADR"	American Depositary Receipt
"ADSs"	American Depositary Shares
"ALC"	Anti-money Laundering Committee
"ALCO"	Asset and Liability Management Committee
"Associate"	has the meaning ascribed to "associate" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of BOC Hong Kong (Holdings) Limited
"BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Cayman"	the Cayman Islands Branch of Bank of China
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34%, respectively
"BOCHK"	Bank of China (Hong Kong) Limited (formerly known as Po Sang Bank Limited), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHK Charitable Foundation"	Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"BOC Investment"	Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC Shanghai"	the Shanghai Branch of Bank of China
"BOC Shenzhen"	the Shenzhen Branch of Bank of China
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Asia"	BOCI Asia Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOC Markets"	the Hong Kong Branch of Bank of China
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"CAR"	Capital Adequacy Ratio
"CEPA"	Closer Economic Partnership Arrangement
"CFO"	Chief Financial Officer
"CRO"	Chief Risk Officer
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong

Terms	Meanings
"EFBNs"	Exchange Fund Bills and Notes
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKMA"	Hong Kong Monetary Authority
"HKSA"	Hong Kong Society of Accountants
"HKSAR Government"	Hong Kong Special Administrative Region Government
"Hua Chiao"	Hua Chiao Commercial Limited (formerly known as Hua Chiao Commercial Bank Limited), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IAS"	International Accounting Standards
"IASB"	International Accounting Standards Board
"ICBC"	Industrial and Commercial Bank of China
"IPO"	Initial Public Offering
"IT"	Information Technology
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Scheme"	Mandatory Provident Fund Scheme
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Hong Kong Index"	Morgan Stanley Capital International Hong Kong Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"NBCE"	Non-bank Chinese Entities
"NPL"	Non-performing Loan
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"Other Schemes and Plans"	Plan and any other share option schemes and savings-based share option plans of any company in the Group
"Perento"	Perento Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"POWL"	Public Offering Without Listing
"PRC"	The People's Republic of China
"RCC"	Risk Control Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMC"	Risk Management Committee
"RMD"	Risk Management Department
"RTGS"	Real Time Gross Settlement System
"SARS"	Severe Acute Respiratory Syndrome
"SBUs"	Strategic Business Units
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme (previously known as 2002 Share Option Scheme) conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan (previously known as 2002 Sharesave Plan) conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sin Chiao"	Sin Chiao Enterprises Corporation Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"SME"	the Small and Medium-Sized Enterprise
"SSAPs"	Statements of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"VaR"	Value at Risk
"Zhong Gang"	Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC

BRANCH NETWORK & CORPORATE BANKING CENTRES

BANK OF CHINA (HONG KONG) – BRANCH NETWORK

Hong Kong Island

Branch	Address	Telephone
Central & Western District		
Bank of China Tower Branch	1 Garden Road, H.K.	2826 6888
Sheung Wan Branch	252 Des Voeux Road Central, H.K.	2541 1601
Queen's Road West (Sheung Wan) Branch	2-12 Queen's Road West, Sheung Wan, H.K.	2815 6888
Sheung Wan (Guangdong Investment Tower) Branch	297 Des Voeux Road Central, H.K.	2544 5521
Connaught Road Central Branch	13-14 Connaught Road Central, H.K.	2841 0410
Central District Branch	2A Des Voeux Road Central, H.K.	2160 8888
Central District (Wing On House) Branch	71 Des Voeux Road Central, H.K.	2843 6111
Central District (International Finance Centre) Branch	Shop 3022, Level 3, International Finance Centre, 1 Harbour View Street, Central, H.K.	2501 0373
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui, H.K.	2819 7277
Western District Branch	386-388 Des Voeux Road West, H.K.	2549 9828
Bonham Road Branch	63 Bonham Road, H.K.	2517 7066
Kennedy Town Branch	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, H.K.	2818 6162
Caine Road Branch	57 Caine Road, H.K.	2521 3318
First Street Branch	55A First Street, Sai Ying Pun, H.K.	2517 3399
United Centre Branch	Shop 1021, United Centre, 95 Queensway, H.K.	2861 1889
Wyndham Street Branch	1-3 Wyndham Street, Central, H.K.	2843 2888
Des Voeux Road West Branch	111-119 Des Voeux Road West, H.K.	2546 1134
Gilman Street Branch	136 Des Voeux Road Central, H.K.	2135 1123
Wan Chai District		
Pak Sha Road Branch	1 Pak Sha Road, Causeway Bay, H.K.	2882 1383
Gloucester Road Branch	Unit 3, G/F Immigration Tower, 7 Gloucester Road, Wan Chai, H.K.	2877 1133
191 Hennessy Road Branch	191-193 Hennessy Road, Wan Chai, H.K.	2588 1288
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai, H.K.	2833 8833
Johnston Road Branch	152-158 Johnston Road, Wan Chai, H.K.	2574 8257
Harbour Road Branch	26 Harbour Road, Wan Chai, H.K.	2827 8407
Happy Valley Branch	11 King Kwong Street, Happy Valley, H.K.	2838 6668
Wan Chai (China Overseas Building) Branch	139 Hennessy Road, Wan Chai, H.K.	2529 0866
Wan Chai Branch	395 Hennessy Road, Wan Chai, H.K.	2572 4273
Wan Chai (Wu Chung House) Branch	213 Queen's Road East, Wan Chai, H.K.	2892 0909
Hennessy Road (Wan Chai) Branch	310-312 Hennessy Road, Wan Chai, H.K.	2923 5628
Wan Chai Road Branch	127-135 Wan Chai Road, H.K.	2577 4862
Eastern District		
Siu Sai Wan Branch	Shop 19, Cheerful Garden, Siu Sai Wan, H.K.	2505 2399
Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing, H.K.	2886 0612
North Point Branch	Roca Centre, 464 King's Road, North Point, H.K.	2811 8880
North Point (King's Centre) Branch	193-209 King's Road, North Point, H.K.	2286 2000
North Point (Hang Ying Building) Branch	Shop B1, 318-328 King's Road, North Point, H.K.	2887 1199
North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, H.K.	2562 6108
Sai Wan Ho Branch	142-146 Shau Kei Wan Road, H.K.	2886 3344
Heng Fa Chuen Branch	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, H.K.	2897 1131
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan, H.K.	2885 9311
City Garden Branch	233 Electric Road, North Point, H.K.	2571 2878
Fortress Hill Road PFS Centre	272-276 King's Road, North Point, H.K.	2578 6500
King's Road Branch	131-133 King's Road, North Point, H.K.	2887 0282
Chai Wan (Walton Estate) Branch	Block B, Walton Estate, 341-343 Chai Wan Road, H.K.	2558 6433
Chai Wan Road Branch	27 Gold Mine Building, 345 Chai Wan Road, H.K.	2557 0247
Healthy Village Branch	Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, H.K.	2563 2278
Sheung On Street Branch	77 Sheung On Street, Chai Wan, H.K.	2897 0923
Aldrich Garden Branch	Shop 58, Aldrich Garden, Shau Kei Wan, H.K.	3196 4956
Shau Kei Wan Road Branch	289-293 Shau Kei Wan Road, H.K.	2884 1386
Shau Kei Wan (Po Man Building) Branch	260-262 Shau Kei Wan Road, H.K.	2568 5211
Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan, H.K.	2557 3283
Quarry Bay Branch	Parkvale, 1060 King's Road, Quarry Bay, H.K.	2564 0333
Southern District		
Tin Wan Branch	2-12 Ka Wo Street, Tin Wan, H.K.	2553 0135
Stanley Branch	Shop 401, Shopping Centre, Stanley Plaza, H.K.	2813 2290
Aberdeen Branch	25 Wu Pak Street, Aberdeen, H.K.	2553 4165
South Horizons Branch	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, H.K.	2580 0345
South Horizons PFS Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, H.K.	2555 7477
Wah Kwai Estate Branch	Shop 17, Shopping Centre, Wah Kwai Estate, H.K.	2550 2298
Wong Chuk Hang Road Branch	40 Wong Chuk Hang Road, H.K.	2814 8272
Chi Fu Landmark Branch	Shop 510, Chi Fu Landmark, Pok Fu Lam, H.K.	2551 2282
Ap Lei Chau Branch	13-15 Wai Fung Street, Ap Lei Chau, H.K.	2554 6487

Kowloon

Branch	Address	Telephone
Kowloon City District		
Prince Edward Road (Kowloon City) Branch	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan Branch	80N To Kwa Wan Road, Kowloon	2364 4344
Pak Tai Street Branch	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hunghom Commercial Centre Branch	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2363 9217
Hung Hom (Eldex Industrial Building) Branch	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
OUHK Branch	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Branch	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Branch	Shop G6, Site 11 Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
Nga Tsin Wai Road Branch	25 Nga Tsin Wai Road, Kowloon	2383 2316
Wuhu Street Branch	105-107 Wuhu Street, Hung Hom, Kowloon	2363 9231
Wong Tai Sin District		
Tai Yau Street Branch	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Branch	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Branch	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Branch	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Branch	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Branch	Shop G1, Wong Tai Sin Shopping Centre, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Branch	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Branch	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Fung Tak Road Branch	5-11 Fung Tak Road, Tsz Wan Shan, Kowloon	2927 6333
Lok Fu Branch	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Tseuk Luk Street Branch	86 Tseuk Luk Street, San Po Kong, Kowloon	2927 6228
Sheung Fung Street Branch	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Branch	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
Kwun Tong District		
Kowloon Bay (Telford House) Branch	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Branch	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, Ngau Tau Kok Road, Kowloon	2763 5456
169 Ngau Tau Kok Road Branch	169 Ngau Tau Kok Road, Kowloon	2750 7311
177 Ngau Tau Kok Road Branch	177 Ngau Tau Kok Road, Kowloon	2927 4321
Ping Tin Estate Branch	Shop 225, 2/F Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Branch	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Sau Mau Ping Branch	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Branch	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Branch	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Yau Tong Branch	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Tsui Ping Estate Branch	Shop 116, 1/F Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Branch	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Branch	Shop P20, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Branch	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Branch	327 Ngau Tau Kok Road, Kowloon	2389 3301
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Yau Tsim Mong District		
Tai Kok Tsui Branch	73-77 Tai Kok Tsui Road, Kowloon	2395 3269
Shan Tung Street Branch	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Bank of China Centre Branch	UG01 Olympian City 1, 11 Hoi Fai Road, Kowloon	2749 2110
Shanghai Street (Prince Edward) Branch	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Prince Edward Branch	774 Nathan Road, Kowloon	2399 3000
2 Carnarvon Road Branch	2-2A Carnarvon Road, Tsim Sha Tsui, Kowloon	2311 3822
Tsim Sha Tsui Branch	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon	2739 0308
Jordan Branch	328-330 Nathan Road, Kowloon	2928 6111
Woosung Street Branch	149-151 Woosung Street, Kowloon	2730 0883
Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Mong Kok Branch	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Prince Edward Road West (Mong Kok) Branch	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Branch	50-52 Mong Kok Road, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Branch	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Branch	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Branch	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Cameron Road PFS Centre	30 Cameron Road, Tsim Sha Tsui, Kowloon	2312 0010
Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2723 1068
Fuk Tsun Street Branch	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Branch	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Branch	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164

Branch	Address	Telephone
Sham Shui Po District		
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong, Kowloon	2265 7288
42 Yu Chau Street Branch	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
Lei Cheng Uk Estate Branch	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Branch	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Branch	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Branch	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Branch	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
412 Castle Peak Road Branch	412-420 Castle Peak Road, Cheung Sha Wan, Kowloon	2743 8010
188 Nam Cheong Street Branch	Shop 8-9, G/F Welland Plaza, 188 Nam Cheong Street, Sham Shui Po, Kowloon	2788 3238
223 Nam Cheong Street Branch	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 7 Mei Foo Sun Chuen Branch	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Stage 2 Mei Foo Sun Chuen Branch	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Stage 6 Mei Foo Sun Chuen Branch	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2743 4013
Lai Chi Kok (Hong Kong Industrial Centre) Branch	A2, G/F Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon	2745 1491
Lai Chi Kok Road Branch	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Branch	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Branch	147-149 Castle Peak Road, Sham Shui Po, Kowloon	2708 3678

New Territories & Outlying Islands

Branch	Address	Telephone
Sha Tin District		
Jat Min Chuen Branch	Shop 1, G/F Ming Yiu Lau, Jat Min Chuen, Sha Tin, N.T.	2647 8784
41 Tai Wai Road Branch	41-45 Tai Wai Road, Sha Tin, N.T.	2929 4288
74 Tai Wai Road Branch	74-76 Tai Wai Road, Sha Tin, N.T.	2699 9523
Fo Tan Branch	No 2, 1/F Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, N.T.	2691 7193
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Sha Tin, N.T.	2605 6556
City One Sha Tin Branch	Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, N.T.	2648 8083
Sha Kok Estate Branch	Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, N.T.	2648 0302
Heng On Estate Branch	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, N.T.	2642 0111
Ma On Shan Centre Branch	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan, N.T.	2631 0063
Lung Hang Estate Branch	103 Lung Hang Commercial Centre, Sha Tin, N.T.	2605 8618
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, N.T.	2606 6163
Sunshine City Branch	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, N.T.	2631 1011
Lek Yuen Branch	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, N.T.	2605 3021
Tai Po District		
Tai Kwong Lane Branch	16-22 Tai Kwong Lane, Tai Po Market, N.T.	2652 2133
Tai Po Branch	68-70 Po Heung Street, Tai Po Market, N.T.	2657 2121
Tai Po Plaza Branch	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, N.T.	2665 5890

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
On Chee Road Branch	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, N.T.	2665 1966
Fu Heng Estate Branch	Shop 1-2, Fu Heng Shopping Centre, Tai Po, N.T.	2661 6278
Fu Shin Estate Branch	Shop G11, Fu Shin Shopping Centre, Tai Po, N.T.	2663 2788
Uptown Plaza Branch	Shop 054, Level 1 Uptown Plaza, Tai Po, N.T.	2929 3228
Kwong Fuk Road Branch	40-50 Kwong Fuk Road, Tai Po, N.T.	2658 2268
Sai Kung District		
Sai Kung Branch	7-11 Wan King Path, Sai Kung, N.T.	2792 1465
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O, N.T.	2628 7238
Hau Tak Estate Branch	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, N.T.	2703 5203
HKUST Branch	The Hong Kong University of Science & Technology, Clear Water Bay Road, N.T.	2358 2345
Tsui Lam Estate Branch	Shop 101, Tsui Lam Shopping Centre, Tseung Kwan O, N.T.	2702 0282
Po Lam Estate Branch	Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, N.T.	2701 4962
Tsuen Wan District		
407 Castle Peak Road Branch	407-411 Castle Peak Road, Tsuen Wan, N.T.	2920 3211
Clague Garden Branch	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, N.T.	2412 2202
Tsuen Wan Branch	297-299 Sha Tsui Road, Tsuen Wan, N.T.	2411 1321
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan, N.T.	2493 8161
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, N.T.	2416 6577
Lei Muk Shue Branch	Shop 1-2, Pak Shue House, Lei Muk Shue Estate, Kwai Chung, N.T.	2428 5731
Sham Tseng Branch	Shop G1 & G2, Rhine Garden, Sham Tseng, N.T.	2491 0038
Fuk Loi Estate Branch	129-135 Sha Tsui Road, Tsuen Wan, N.T.	2499 0755
Texaco Road Branch	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, N.T.	2414 4287
Kwai Tsing District		
Ha Kwai Chung Branch	192-194 Hing Fong Road, Kwai Chung, N.T.	2424 9823
Sheung Kwai Chung Branch	7-11 Shek Yi Road, Sheung Kwai Chung, N.T.	2480 6161
Tai Wo Hau Branch	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, N.T.	2429 0304
Cheung Hong Estate Branch	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi, N.T.	2497 7718
Cheung Fat Estate Branch	Shop 317, Cheung Fat Shopping Centre, Tsing Yi, N.T.	2433 1689
Cheung Hong Estate Commercial Centre Branch	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi, N.T.	2497 0325
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi, N.T.	2436 9298
Metroplaza Branch	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, N.T.	2420 2686
Kwai Cheong Road Branch	40 Kwai Cheong Road, Kwai Chung, N.T.	2480 3311
Kwai Chung Branch	432-436 Castle Peak Road, Kwai Chung, N.T.	2410 9133
Kwai Chung Road Branch	1009 Kwai Chung Road, Kwai Chung, N.T.	2424 3021
Kwai Chung Plaza Branch	A18-20, G/F Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, N.T.	2920 2468
Tuen Mun District		
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, N.T.	2450 8877
Tuen Mun Fa Yuen Branch	Shop D, Tuen King Building, Tsing Hoi Circuit, Tuen Mun, N.T.	2458 1033
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, N.T.	2457 3501
Siu Hong Court Branch	226 Commercial Centre, Siu Hong Court, Tuen Mun, N.T.	2466 6703
Leung King Estate Branch	Shop 211, Leung King Shopping Centre, Tuen Mun, N.T.	2463 3855
Kin Wing Street Branch	24-30 Kin Wing Street, Tuen Mun, N.T.	2465 2212
Venice Gardens Branch	Shop13-15, G/F Venice Gardens, Leung Tak Street, Tuen Mun, N.T.	2455 1288

Branch	Address	Telephone
Butterfly Estate Branch	Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, N.T.	2920 5188
Lam Tei Branch	Block B, 130 Lot T.M.T.L., 2738 Castle Peak Road, Lam Tei, Tuen Mun, N.T.	2465 0033
Yuen Long District		
Tai Tong Road Branch	Shop A135, 1/F Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, N.T.	2479 2113
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, N.T.	2474 2211
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long, N.T.	2476 2193
Yuen Long (Hang Fat Mansion) Branch	8-18 Castle Peak Road, Yuen Long, N.T.	2475 3777
Tin Shui Estate Branch	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, Yuen Long, N.T.	2445 8728
Hung Shui Kiu Branch	17-19 Tak Cheung Building, Hung Shui Kiu, N.T.	2447 0248
Kau Yuk Road Branch	18-24 Kau Yuk Road, Yuen Long, N.T.	2473 2833
Kingswood Villas Branch	A189 Kingswood Richly Plaza, Tin Shui Wai, N.T.	2448 3313
Kingswood Ginza Branch	Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, N.T.	2616 4233
North District		
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui, N.T.	2671 0155
Landmark North Branch	Shop 351, Landmark North, Sheung Shui, N.T.	2670 3131
Sha Tau Kok Branch	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, N.T.	2674 4011
Flora Plaza Branch	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, N.T.	2675 6683
Fanling Centre Branch	Shop 2D-E & H, Fanling Centre, Fanling, N.T.	2669 7899
Choi Yuen Estate Branch	Shop 4, F3 Level Commercial Centre, Choi Yuen Estate, Sheung Shui, N.T.	2671 6783
136 San Fung Ave Branch	136 San Fung Avenue, Sheung Shui, N.T.	2670 6138
Luen Wo Market Branch	17-19 Wo Fung Street, Luen Wo Market, Fanling, N.T.	2675 5113
Luen Shing Street Branch	10-16 Luen Shing Street, Fanling, N.T.	2675 6113
Outlying Island District		
Cheung Chau Branch	53-55 Tai Sun Street, Cheung Chau, N.T.	2981 0021
Hong Kong International Airport Branch	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

Mainland Branches

Branch	Address	Telephone
Shenzhen Branch	G/F, The Kwangtung Provincial Bank Building, Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Luohu Sub-Branch	Room 804-5, Development Centre Building, Ren Min Nan Road, Shenzhen, China	(86-755) 8228 0177
Shenzhen Futian Sub-Branch	1/F, Shen Ye Garden Club House, Caitian Road, Shenzhen, China	(86-755) 8294 2929
Shantou Branch	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Branch	G/F, Po Sang Bank Tower, 668 Beijing Road East, Shanghai, China	(86-21) 5308 8888
Qingdao Branch	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 573 2828

CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT

Division/Centre	Address	Telephone
Financial Institutions Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Corporate Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Small & Medium Enterprises Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Commercial Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Hong Kong East Commercial Centre	2-3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, H.K.	2833 8790

CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT (continued)

Division/Centre	Address	Telephone
Kowloon East Commercial Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
Kowloon East Commercial Centre San Po Kong Office	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon	2263 4900
Kowloon East Commercial Centre Hung Hom Office	Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre	3/F-7/F & 9/F, 589 Nathan Road, The Kwangtung Provincial Bank Building, Mong Kok, Kowloon	3412 1688
New Territories East Commercial Centre	3/F, 68-70 Po Heung Street, Tai Po Market, N.T.	2654 3222
New Territories East Commercial Centre Fo Tan Office	Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, Shatin, N.T.	2687 5665
New Territories West Commercial Centre	Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T.	3412 7288
New Territories West Commercial Centre Yuen Long Office	4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, N.T.	2442 8783
Trade Services Centre	3/F-10/F Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon	3198 3388

NANYANG COMMERCIAL BANK – BRANCH NETWORK

Branch	Address	Telephone
Head Office	151 Des Voeux Road, Central, Hong Kong	2852 0888
Hong Kong Island		
Western Branch	128 Bonham Strand East, H.K.	2851 1100
Causeway Bay Branch	472 Hennessy Road, H.K.	2832 9888
Happy Valley Branch	29 Wong Nei Chung Road, H.K.	2893 3383
Kennedy Town Branch	86 Belcher's Street, H.K.	2817 1946
Quarry Bay Branch	1014 King's Road, H.K.	2563 2286
Des Voeux Road West Branch	334 Des Voeux Road West, H.K.	2540 4532
Aberdeen Branch	171 Aberdeen Main Road, H.K.	2553 4115
North Point Branch	351 King's Road, H.K.	2566 8116
Sheung Wan Branch	21 Connaught Road West, H.K.	2559 0888
Sai Wan Ho Branch	63 Shaukeiwan Road, H.K.	2567 0315
Wan Chai Branch	123 Johnston Road, H.K.	2574 8118
Causeway Centre Branch	Shop 16, Causeway Centre, 28 Harbour Road, H.K.	2827 6338
Central District Branch	56-58 Wellington Street, H.K.	2522 5011
Sunning Road Branch	8 Sunning Road, H.K.	2882 7668
Kowloon		
Mong Kok Branch	727 Nathan Road, Kowloon	2394 8206
Yau Ma Ti Branch	309 Nathan Road, Kowloon	2782 9888
Ferry Point Branch	Offices B,C,D, 10/F and Shops D,E, F, G/F Best-O-Best Commercial Centre, 32-36 Ferry Street, Kowloon	2332 0738
Ho Man Tin Branch	71A Waterloo Road, Kowloon	2715 7518
Nathan Road Branch	570 Nathan Road, Kowloon	2780 0166
Lai Chi Kok Road Branch	236 Lai Chi Kok Road, Kowloon	2396 4164
Jordan Road Branch	20 Jordan Road, Kowloon	2735 3301
To Kwa Wan Branch	62 To Kwa Wan Road, Kowloon	2764 6666
Kwun Tong Branch	410 Kwun Tong Road, Kowloon	2389 6266
Tsim Sha Tsui Branch	Shop A, 1/F, HK Pacific Centre, 28 Hankow Road, Kowloon	2376 3988
Hung Hom Branch	69A Wuhu Street, Kowloon	2362 2301
Sham Shui Po Branch	198-200 Tai Po Road, Kowloon	2777 0147
Tsun Yip Street Branch	48 Tsun Yip Street, Kowloon	2790 6688
Peninsula Centre Branch	Shop G48, Peninsula Centre, 67 Mody Road, Kowloon	2722 0823
San Po Kong Branch	41-45, Yin Hing Street, Kowloon	2328 5555
Kowloon City Branch	86 Nga Tsin Wai Road, Kowloon	2716 6033
Laguna City Branch	Shop 26, Phase 1 Laguna City, Kowloon	2772 3336
New Territories		
Kwai Chung Branch	100 Lei Muk Road, N.T.	2480 1118
Tai Po Branch	71 Po Heung Street, Tai Po Market, N.T.	2656 5201
Yuen Long Branch	G/F Tung Yik Building, Tai Tong Road, N.T.	2479 0231
Ha Kwai Chung Branch	180 Hing Fong Road, N.T.	2429 4242
Tsuen Wan Branch	78 Chung On Street, N.T.	2492 0243
Sheung Shui Branch	31 Fu Hing Street, N.T.	2679 4333
Tuen Mun Branch	Forward Mansion, Yan Ching Circuit, N.T.	2459 8181

Branch	Address	Telephone
Shatin Branch	Shop 7-8, Lucky Plaza, Shatin, N.T.	2605 9188
Luk Yeung Sun Chuen Branch	P2A-C, 1/F Luk Yeung Galleria, 22-26 Wai Tsuen Road, N.T.	2498 4411
Sai Kung Branch	Shop 11-12 Sai Kung Garden, Man Nin Street, N.T.	2791 1122
The Mainland of China		
Shenzhen Branch	Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China	(86-755) 2515 6333
Shekou Branch	Shekou Finance Centre, Taizi Road, Shenzhen, China	(86-755) 2682 8788
Haikou Branch	Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Branch	4th Citic Plaza, 233 Tianhe N. Road, Guangzhou, China	(86-20) 3891 2668
Dalian Branch	1/F, Li Yuan Mansion, 16-18 Maingze Street, Dalian, Liaoning Province, China	(86-411) 282 3636
Beijing Branch	Level 1A, Regent Court, No. 8B, Jian Guo Men Wai Da Jie, Beijing, China	(86-10) 6568 4728
Overseas		
San Francisco Branch	31/F, 50 California Street, San Francisco, USA	(1-415) 398 8866

CHIYU BANKING CORPORATION – BRANCH NETWORK

Branch	Address	Telephone
Head Office	78, Des Voeux Road Central, H.K.	2843 0111
Hong Kong Island		
North Point Branch	390-394 King's Road, North Point, H.K.	2570 6381
Wan Chai Branch	325 Hennessy Road, Wan Chai, H.K.	2572 2823
Sheung Wan Branch	22-24 Bonham Strand West, H.K.	2544 1678
Western Branch	429-431 Queen's Road West, H.K.	2548 2298
Quarry Bay Branch	997 King's Road, Quarry Bay, H.K.	2811 3131
Kowloon		
Hung Hom Branch	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Branch	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Branch	235-237 Lai Chi Kok Road, Kowloon	2789 8668
San Po Kong Branch	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Branch	117-119 Shanghai Street, Yau Ma Tei, Kowloon	2332 2533
Castle Peak Road Branch	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Branch	Shop 10 G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
To Kwa Wan Branch	G/F, Shop 11-13, 78 To Kwa Wan Road, Kowloon	2765 6118
Tsz Wan Shan Branch	Shop 202, 2/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon	2322 3313
New Territories		
Tuen Mun Yau Oi Estate Branch	Shop 103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, N.T.	2452 3666
Kwai Hing Estate Branch	Shop 1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, N.T.	2487 3332
Tai Po Tai Wo Estate Branch	Shop 112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, N.T.	2656 3386
Belvedere Garden Branch	Shop 5A, G/F, Belvedere Square, Tsuen Wan, N.T.	2411 6789
Tsuen Wan Centre Branch	Shop 1-9, UG/F, B15-17 Tsuen Wan Centre, Phase II, Tsuen Wan, N.T.	2413 8111
Shatin Sui Wo Court Branch	Shop F7, Commercial Centre, Sui Wo Court, Shatin, N.T.	2601 5888
Ma On Shan Branch	Shop 313 Level 3, Ma On Shan Plaza Bayshore Tower, Ma On Shan, N.T.	2640 0733
Sheung Tak Estate Branch	Shop 238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, N.T.	2178 2278
The Mainland of China		
Xiamen Branch	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592) 5851 691
Fuzhou Branch	1/F, International Building, 210 Wusi Road, Fuzhou Fujian Province, China	(86-591) 7810 078
Harbin Representative Office	Room 301, 6 Hong Jun Street, Harbin, China	(86-451) 3673 518



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochkholdings.com

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No. 82-34675

04 APR 15 AM 7:21



Growing with Stronger Foundations

This Summary Financial Report only gives a summary of the information and particulars contained in the "2003 Annual Report" ("annual report") of the Company from which this Summary Financial Report is derived. Both the annual report and this Summary Financial Report are available (in both English and Chinese) on the Company's website at www.bochkholdings.com. You may obtain, free of charge, a copy of the annual report (English or Chinese or both) from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in Shareholder Information of this Summary Financial Report.

Summary Financial Report 2003

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on September 12, 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China.

BOCHK is a leading commercial banking group in Hong Kong. With approximately 300 branches and about 450 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three bank note issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland.

The Company began trading on the main board of the Stock Exchange of Hong Kong on July 25, 2002, with stock code "2388", US ADRs: "BHKLY".

Shareholders may elect in writing to receive Annual Report or Summary Financial Report (as the case may be) for all future financial years by applying to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the Shareholder Information of this Summary Financial Report.

This Summary Financial Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar.

If you have any queries about how to obtain copies of the Company's Annual Report or Summary Financial Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

Contents



The theme of this Summary Financial Report is ***Growing with Stronger Foundations***, reflecting the Company's commitment to maximise shareholder value and enhance corporate governance. Our performance in 2003 attests to our growing diversified business and strengthened capabilities in all areas.

On the cover, the Bank of China Tower is featured at an elevated angle and is symbolic of our growth on stronger foundations. Presented in a modern artistic style, the magnificent ancient Chinese inventions in the dividers of this report are representative of our continuous efforts to explore new business horizons through innovations.

FINANCIAL HIGHLIGHTS

	2003	As restated[6] 2002	Change
	HK$'m	HK$'m	+/(-)%
For the year			
Operating profit before provisions	**11,595**	12,089	(4.09)
Operating profit after provisions	**9,924**	9,234	7.47
Profit before taxation	**8,691**	8,068	7.72
Profit after taxation	**8,102**	6,914	17.18
Profit attributable to shareholders	**7,963**	6,787	17.33
	HK$	HK$	+/(-)%
Per share			
Earnings per share	**0.7532**	0.6419	17.34
Dividends per share	**0.5150**	0.3980	29.40
	HK$'m	HK$'m	+/(-)%
At year-end			
Shareholders' funds	**60,261**	56,671	6.33
Issued and fully paid share capital	**52,864**	52,864	–
Total assets	**762,587**	735,536	3.68
	%	%	
Financial ratios			
Return on average total assets[1]	**1.08**	0.94	
Return on average shareholders' funds[2]	**13.62**	12.52	
Cost to income ratio	**32.79**	33.26	
Non-performing loan ratio	**5.78**	7.99	
Loan to deposit ratio[3]	**51.38**	53.42	
Average liquidity ratio[4]	**37.76**	41.17	
Capital adequacy ratio[5]	**15.11**	13.99	

1. Return on average total assets = $\frac{\text{Profit after taxation}}{\text{Daily average balance of total assets}}$
2. Return on average shareholders' funds = $\frac{\text{Profit attributable to shareholders}}{\text{Average of the restated opening and closing balance of shareholders' funds}}$
3. Loan to deposit ratio is calculated as at year end.
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis, which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance. Prior year comparative has not been restated on adoption of SSAP 12 (revised) "Income taxes".
6. Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".

FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing from 1 January 1999 is summarised below:

		As restated[3]			
	2003	2002	2001	2000	1999
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
For the year					
Operating profit before provisions	**11,595**	12,089	13,162	14,964	13,147
Operating profit after provisions	**9,924**	9,234	5,750	6,371	3,181
Profit before taxation	**8,691**	8,068	3,733	6,376	3,771
Profit after taxation	**8,102**	6,914	2,901	5,198	3,221
Profit attributable to shareholders	**7,963**	6,787	2,768	5,047	3,067
	HK$	HK$	HK$	HK$	HK$
Per share					
Earnings per share[2]	**0.7532**	0.6419	0.2618	0.4774	0.2901
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At year-end					
Advances and other accounts	**300,094**	308,332	308,108	325,569	317,556
Total assets	**762,587**	735,536	766,140	839,370	772,954
Daily average balance of total assets	**752,058**	737,779	810,702	830,331	816,778
Deposits from customers	**600,642**	600,977	606,428	624,726	589,421
Total liabilities	**701,170**	677,751	712,904	804,493	740,492
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864	52,864
Shareholders' funds	**60,261**	56,671	52,170	33,345	31,006
	%	%	%	%	%
Key financial ratios					
Return on average total assets	**1.08**	0.94	0.36	0.63	0.39
Cost to income ratio	**32.79**	33.26	30.76	27.70	32.51
Non-performing loan ratio	**5.78**	7.99	10.99	10.19	12.73
Loan to deposit ratio	**51.38**	53.42	53.27	54.43	56.85

1. The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of the Group. The financial information of the Group for the years ended 1999, 2000 and 2001 are prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.
2. Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each, respectively. The amounts for the years ended 1999, 2000 and 2001 had been restated to reflect this change.
3. Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
4. The financial information prior to 2002 has not been restated to reflect the adoption of SSAP 12 (revised) "Income taxes" as it is impracticable to quantify the allocation of deferred tax impact for the years ended 1999, 2000 and 2001 before the Group's restructuring and merger.

Shareholders' Funds


HK$'m
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
99
00
01
02
03

Total Assets


HK$'m
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02
03

Profit Attributable to Shareholders


HK$'m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03

Non-performing Loan Ratio


%
14
12
10
8
6
4
2
0
99
00
01
02
03

Advances & Other Accounts


HK$'m
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99
00
01
02
03

Deposits from Customers


HK$'m
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03



FORGING AHEAD

Sundial 日晷

A clock-like device pioneered by the Chinese to show time by the shadow of a pointer cast by the sun

CHAIRMAN'S STATEMENT



XIAO Gang
Chairman and President, Bank of China
Chairman, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited

The theme of this Summary Financial Report "Growing with Stronger Foundations" is the embodiment of the Group's continued commitment to maximising shareholder value and enhancing corporate governance. This commitment, we firmly believe, is crucial to enable us to be our customers' premier bank wherever we are.

The focus of our business in 2003 was growth through innovation. This was evidenced by our launch of new products and services, the achievement of profit growth notwithstanding an extremely challenging operating environment, further improved asset quality, and our out-performance of our peers in some key businesses. At the same time, we kept on enhancing our corporate governance framework, having regard to international best practices that can ensure a higher degree of accountability to shareholders, customers and staff. With greater investor confidence in the Group's prospects, our shares recorded outstanding price performance.

For the year ended 31 December 2003, the results of the Group were as follows:

- operating income of HK$17,253 million, down 4.75%;
- profit attributable to shareholders of HK$7,963 million, up 17.33%;
- earnings per share of HK$0.7532, up 17.34%.

The Board is recommending a final dividend of HK$0.320 per share at the Annual General Meeting on Friday, 21 May 2004. That, together with the interim dividend of HK$0.195 per share, results in a total dividend of HK$0.515 per share for the whole year.

The Group's business performance last year was a reflection of our sustained efforts in maximising shareholder value.

Profit attributable to shareholders grew on the back of our focused efforts on business development and effective cost management, increasing our return on shareholders' funds and total assets respectively and leading to a high level of shareholder return. We have also been paying particular attention to asset quality, which was reflected in significantly lowered NPL and classified loan ratios. This is one of the most effective means for achieving healthier growth in the long term.

We have identified and followed a focused business development strategy that establishes priorities and encourages innovation for continuous business growth. Details of this and the results so far will be discussed in the following sections of this Summary Financial Report. It is, however, worth mentioning here that our wealth management business as a whole and our residential mortgage operation registered strong growth last year, especially in the second half. These are clear indicators of how innovation and customisation have generated good results for the Group.

In our 2003 Interim Report, we reported on the findings and recommendations of the Special Committee set up after the New Nongkai Loan incident to review the Group's corporate governance, credit approval procedures, risk management and internal control mechanism. We have embarked on a series of reforms, some of which will further enhance our existing corporate governance structure. We believe these are part and parcel of a strong foundation for the Group's long-term development.

Given the improved market sentiment, the benefits of CEPA and other conducive factors, we believe 2004 is going to be another exciting year in a more positive sense. Apart from our priorities of wealth management, consumer credit and corporate lending, we will be actively growing our China business. Towards the end of 2003 BOCHK was appointed as the Clearing Bank for personal RMB business in Hong Kong and our RMB banking services were launched in late February 2004. We are uniquely positioned to take advantage of new business opportunities generated from these developments in the vast Mainland market. Furthermore, with the injection of state capital in late 2003, the Bank of China, the Group's parent company, has been enhancing its corporate governance, operations and management system as well as business development activities to be an even stronger entity. All these are geared towards facilitating fair and mutually beneficial co-operation between BOC and the Group, and in turn, creating an enlarged and solid platform for the development of our China business. To capture the opportunities that are emerging, we will continue to build upon our branch network and resources in both Hong Kong and the Mainland. In order to accomplish further growth with stronger foundations, we will implement coherent and pragmatic business strategies, enhance our management and corporate governance, focus on asset quality, and strengthen our competitive edge.

Finally, I wish to thank the Board of Directors and the Senior Adviser for their wise counsel during a challenging year, in particular Mr. Chia Pei-yuan and Mr. Ping Yue who retired from the Board in July 2003 and February 2004 respectively. In November 2003, Ambassador Yang Linda Tsao was appointed an Independent Non-executive Director of the Board. The Board would like to extend a warm welcome to Ambassador Yang who, with her expertise in corporate governance, will surely contribute much to the Group.

My gratitude also goes to shareholders and customers for their continued trust and support. They are our source of inspiration for growth and innovation. Last but not least, I would like to express my heartfelt thanks to our staff, for their ongoing commitment and putting forth only their best efforts regardless of the circumstances.



XIAO Gang
Hong Kong, 22 March 2004

CHIEF EXECUTIVE'S REPORT



HE Guangbei
Vice Chairman and Chief Executive
BOC Hong Kong (Holdings) Limited and
Bank of China (Hong Kong) Limited

2003 was an unusually eventful year for Hong Kong. The SARS outbreak and the hardships associated with it had a negative impact on nearly all sectors of the economy in the first half of the year. Amidst diminished market demand, the finance and banking industry also experienced adverse effects. Fortunately the local economy began to recover in the latter half of the year in the wake of the SARS. The recovery has been bolstered by a series of positive factors, notably the signing of CEPA between the Central People's Government and the HKSAR Government, the implementation of the individual visit scheme by the Mainland and the announcement of the imminent commencement of personal RMB banking services in Hong Kong. With the restoration of market confidence, stabilising property prices and increasing employment figures, domestic demand has gradually picked up. The operating environment for the banking sector as a whole has improved considerably, despite continued low interest rates and intense market competition.

The Management has been taking a rational and proactive approach in managing the various challenges and capturing the opportunities. We have also been striving to grow our diversified businesses and further strengthen our capabilities in all areas. Our efforts in that regard are reflected in our 2003 financial results.

Ensuring Shareholder Return and Reinforcing Financial Strength

In 2003, we achieved a profit attributable to shareholders of HK$7,963 million, an increase of 17.33% from the previous year. The return on average shareholders' funds rose by 1.10 percentage points to 13.62%.

During the year, interest rates kept falling to new lows, leading to a continued decrease in our net interest income. Net interest margin fell to 1.82% from 2.00% a year ago. However, the Group's other operating income increased, mainly attributable to the satisfactory performance of our wealth management and foreign exchange businesses. The ratio of non-interest income to total operating income was up by 2.35 percentage points, reaching 25.38% in 2003.

In line with our established policy, we exercised prudent cost control and improved our overall productivity and efficiency. Operating expenses decreased by 6.09%. This was due partly to the reduction in average headcount, hence overall staff costs, and partly due to savings from the rationalisation of business operations and reduced rental expenses. Information technology expenditure increased in the second half of the year because of the implementation of certain projects that had been delayed as a result of SARS in the first half. Our cost to income ratio remained at the low level of 32.79%.

We also witnessed marked improvement in asset quality. The NPL ratio and classified loan ratio dropped to 5.78% and 5.82% respectively, compared to 7.99% and 7.98% as at 31 December 2002, owing to effective credit risk control, collection of bad debts and write-offs. In consideration of the improvement in asset quality, we released HK$957 million of general provisions in 2003. In the opinion of the management, the level of general provisions even after the release is adequate and conservative.

The Group's operating profit after provisions increased by 7.47%. After accounting for significant non-operating items of revaluation losses on premises and investment properties and a write-back of tax provisions, the Group's profit after taxation increased by 17.18%.

The Group's financial position has remained sound and solid. Our consolidated capital adequacy ratio increased to 15.11% at 31 December 2003 from 13.99% at 31 December 2002. BOCHK's liquidity position was maintained at high levels, with an average liquidity ratio of 37.76%.



Implementing Focused Strategies and Strengthening Market Positions

A key challenge during the year was to sustain our business growth amidst difficult market conditions. By staying focused and customer-oriented, we achieved success in implementing strategic business initiatives. Wealth management and product customisation continued to be our strategic priorities, with increased efforts in tailoring our products to the needs of customers through product development and innovation. Strong demand was experienced in most parts of our wealth management business, such as securities brokerage turnover, distribution of life insurance products and investment fund sales during the year. Furthermore, as the property market began to stabilise towards the end of 2003, residential mortgage loans increased considerably thanks to new and pent-up demand; consequently our market share in this area increased to 17%.

After a generally slow first half, our card business also recovered in the second half of 2003 as consumer spending gradually rose and the negative impact of SARS subsided. Card issuance and cardholder spending increased by 34.60% and 19.81%

respectively. Moreover, total card advances to customers grew by 5.68%, outperforming the negative market average by a wide margin. In anticipation of business co-operation with China UnionPay, we had installed over 4,000 new point-of-sale ("POS") terminals at merchant outlets in Hong Kong by the end of 2003.

In the corporate banking arena, loan demand from the industrial and commercial sectors was still sluggish. However, to pave the way for future growth, we continued to strengthen our role in arranging syndicated loans for the local market while growing overseas lending. Hence our corporate loan portfolio mix saw improvement during the year.

With our continued efforts in developing a customer-driven platform in our treasury operation, we offered a larger variety of sophisticated treasury products to customers. This has enlarged the customer base as well as led to growth in revenue. During the year, the volume of foreign exchange and bullion transactions also soared as customers regained their interest in the foreign exchange and bullion markets.

We are pleased to report that on 24 December 2003, BOCHK was appointed by the People's Bank of China as the Clearing Bank for personal RMB business in Hong Kong. This appointment has further enhanced our status as a leading banking group in Hong Kong. It also demonstrates our solid expertise and resourcefulness in offering RMB banking services to the local market. We are well positioned to provide premier RMB services, including personal deposits, exchange, remittance and bank cards.

Progress of Medium-Term Strategic Goals

During our IPO in July 2002, we set forth five medium-term strategic goals. The progress so far is summarised as follows:

1. Leveraging our distribution network, we made much progress during the year in growing our revenue from the wealth management and treasury operations through cross selling and the launch of higher value-added products. Securities brokerage turnover increased by 79%. Investment fund and retail bond sales were up 68%. Life insurance distribution volume grew by 114%. Key products newly launched included the All-You-Want Mortgage Scheme, Smart Mortgage Scheme, SMEs Financing Scheme, and Corporate Tax Loan.

2. Our risk management mechanism was strengthened and more effectively implemented in the past year. Our asset quality has improved significantly as mentioned above.

3. The operational efficiency of the entire Group continued to rise and a higher degree of cost-efficiency was attained. The synergies generated from the Restructuring and Merger allowed us to reduce the number of branches to 304.

4. We have witnessed higher returns on shareholders' funds and assets last year. Return on average shareholders' funds was 13.62%, up 1.10 percentage points. Return on average total assets was 1.08%, up 0.14 percentage point.

5. Co-operation with our parent company, the BOC, and the expansion of our China business continued to advance on a much broader scope.

In addition, we made considerable progress in some key areas of our overall business strategy, namely, the expansion of e-Banking services and the further development of our trade finance and remittance business.

Strategic Priorities to Drive Future Growth

As a major bank in Hong Kong, we are determined to maintain our leading position in all our businesses while serving the fast-changing and increasingly sophisticated needs of the market. At present, our chief goal is to achieve higher growth through the transformation of our business portfolio and the strengthening of our core competencies, laying stronger foundations for our long-term development.


中國銀行(香港)
中銀信用卡
银联

To reach that goal, we have set forth some key strategic priorities as highlighted below.

Increasing focus on consumer credit and wealth management

We are establishing a comprehensive wealth management platform, with a view to developing and offering — on a recurrent basis — innovative products and services to our customers. By strengthening our credit card and personal banking businesses, we expect our consumer credit portfolio to expand. With a large customer base, we are well equipped to generate higher growth through bank-wide cross selling and proactive customer relationship management.

Expanding corporate and treasury services

Only by acquiring a deep understanding of the needs of our corporate and treasury customers, can we deliver on the services they require and thereby grow our corporate lending and treasury operations. Through active portfolio management and, again, bank-wide cross selling, we aim to increase our profitability while keeping risks at a manageable level. We shall focus mainly on better relationship management through customer segmentation and channel development. In order to increase our lending to local SMEs, one of our key initiatives is to broaden our SME loan product range. We have already gained some headway in that and will continue to do so.

Enhancing services in the Mainland

China's economy has made remarkable progress amidst the global downturn last year. With the global economy now on the rebound, the Mainland is expected to undergo even better economic development coupled with a more sustainable pace of growth than before. By capitalising on our network of branches and solid presence in the Mainland, we are in a unique position to ride on the opportunities arising from CEPA to further expand our China business. We aim to gain a better understanding of our customers' needs in China by building stronger relationships with them. Meanwhile, through the enhancement of the operational efficiency and services portfolio of our Mainland branches, we are able to offer our customers the same high quality of service in the Mainland as they enjoy in Hong Kong.

Optimising operational efficiency

To ensure our long-term growth and enhance service quality, we strive to improve operational efficiency on a continuous basis. Business and process reengineering was implemented in recent years; we shall proceed with bank-wide efficiency enhancement programmes, encompassing technological enhancement, network rationalisation, channel modernisation and human resources development.

Implementing sound risk management

Sound risk management is a crucial part of our operation. Under the direction of the Board, we have been developing comprehensive and independent risk management measures to take into account current and future needs. Our commitment remains to build a risk-focused culture of business development and implement appropriate risk management processes and controls. In the medium-term, we will conduct our risk management practices through the use of the risk-adjusted and economic capital allocation methodology.

Corporate Development

Our corporate culture is undergoing a transformation to meet our global and local business needs, which will lead to higher service quality and support of customer relationships. We also pursue a policy of ongoing staff development through incentives and extensive training.

In line with the service preference of and business demand in target segments, our branches will be classified into five clearly defined and focused categories, each with specific functions. This will enable us to serve the respective needs of our different customer groups even more effectively.

Besides initiating bank-wide efficiency programmes for process reengineering and technological advancement, we have further expanded the electronic distribution channel and the scope of our e-Banking products and services to enrich customer experience.

Conclusion

Bearing in mind that the low interest rate environment is likely to persist for some time and competition for quality lending will remain intense, we are cautiously optimistic that the current economic climate will continue to be favourable for the foreseeable future. The implementation of CEPA, the launch of personal RMB banking services, the enlargement of the individual visit scheme, the revival of the local stock and property markets and the return of consumer and investor confidence, all represent greater business opportunity for the Group in 2004.

We have set out to be our customers' premier bank wherever we are. To accomplish this goal and to sustain growth and profitability in the longer term, we believe it is important to better ourselves continuously in terms of innovation and operational efficiency. I have already outlined some pragmatic strategies to that end. These will be kept under constant review to take into account customers' changing needs.

May I take this opportunity to thank the Board for their guidance and all my colleagues for their dedication and hard work in the past year. We owe our achievements today and our success in tiding over a challenging period largely to their trust and unwavering support. I am honoured to be working with them and I stand strongly in the belief that together we can attain higher growth while our foundations continue to be strengthened.

HE Guangbei
Hong Kong, 22 March 2004





MANAGING FOR EXCELLENCE

Hydraulic Armillary and Celestial Tower
水運儀象台

The most ancient Chinese observational instrument combining the functions of measurement, observation and timing

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis aims at providing meaningful analysis of the business performance and risk management of the Group. The following discussion is based on, and should be read in conjunction with, the accounts and the notes included in the annual report.

Performance Measurement

Despite the demanding business environment in 2003, the Group made solid progress in achieving the financial targets set during IPO.

Financial Indicators	Targets	Performance	Result Highlights
ROE[1] and ROA[2]	Enhance ROE and ROA	• Profit attributable to shareholders increased by 17.33% to HK$7,963 million. • ROE and ROA increased to 13.62% and 1.08% from 12.52% and 0.94% in 2002. • Total shareholder return[3] for 2003 was 91%.	• **ROE: 13.62%** • **ROA: 1.08%** • **Total shareholder return: 91%**
Dividend payout ratio	**60–70%**	The proposed final dividend plus interim dividend payout ratio was approximately 68%.	• **Dividend payout ratio: 68%**
Interest margin and non-interest income[4]	• Enhance net interest margin • Grow non-interest income	• Due to the persistently low interest rate environment and keen competition, net interest margin fell to 1.82% from 2.00% in 2002. • Non-interest income increased. Ratio of non-interest income to total operating income was 25.38%, up 2.35 percentage points from 2002. • Income mix changed: Non-interest income from wealth management and treasury operation increased by 68.09% and 23.22% respectively. Loan commission income decreased by 33.75%.	• **Net interest margin: 1.82%** • **Non-interest income to total operating income: 25.38%**
Cost efficiency	Maintain low cost to income ratio	Operating income decreased by 4.75%, while operating expense decreased by 6.09%. Cost to income ratio was 32.79%, down 0.47 percentage point from 2002.	• **Cost to income ratio: 32.79%**
Asset quality	Reduce NPL ratio and classified loan ratio[5] to **4–6%** in medium-term	NPL ratio and classified loan ratio reduced to 5.78% and 5.82% from 7.99% and 7.98% at year-end 2002.	• **NPL ratio: 5.78%** • **Classified loan ratio: 5.82%**
Capital strength and liquidity	Maintain prudent capital and liquidity levels	Capital adequacy ratio[6] was 15.11% and liquidity ratio[7] was 37.76%, compared to 13.99% and 41.17% in 2002.	• **Capital adequacy ratio: 15.11%** • **Liquidity ratio: 37.76%**

1. ROE represents return on average shareholders' funds and is defined in "Financial Highlights".
2. ROA represents return on average total assets and is defined in "Financial Highlights".
3. Source: Bloomberg. Total shareholder return is defined as return from growth of share price as well as dividend. Dividend is assumed to be reinvested in underlying shares.
4. Non-interest income represents other operating income.
5. Percentage of loans that are classified as substandard, doubtful or loss under the HKMA's loan classification system.
6. Capital adequacy ratio is calculated according to the HKMA's requirements.
7. Calculated by simple average of each calendar month's average liquidity ratio of BOCHK.

Business Environment

The Hong Kong economy was adversely affected by the SARS in the second quarter of 2003. However, the economy showed clear signs of recovery in the latter half of the year, led by a general improvement in the global economy, the Mainland's continued strong economic growth, the signing of CEPA and introduction of other positive initiatives to enhance economic co-operation between the Mainland and Hong Kong.

GDP


HK$'billion
375
360
345
330
315
300
2002/Q4
2003/Q1
2003/Q2
2003/Q3
2003/Q4
Year/Quarter

Source: HKSAR Census and Statistics Department

Unemployment Rate


%
9.0
8.5
8.0
7.5
7.0
2002/10-12
2003/1-3
2003/4-6
2003/7-9
2003/10-12
Year/Month

Source: HKSAR Census and Statistics Department

Under CEPA, 18 service industries have been liberalised and 273 types of products made in Hong Kong can be exported to the Mainland free of tariff. The introduction of individual visit scheme by the Mainland led to over 650,000 Mainland residents visiting Hong Kong with an estimated total spending of HK$3.5 billion by year-end.

The business environment for the banking sector was boosted by the announcement that banks in Hong Kong are allowed to run personal RMB businesses including deposits, exchange, remittance and RMB bank cards.

Hang Seng Index


13,000
12,000
11,000
10,000
9,000
8,000
2002/12
2003/3
2003/6
2003/9
2003/12
Year/Month

Source: Bloomberg

Hong Kong Interbank Offered Rates (Period average)


3-month HIBOR
1-month HIBOR
%
2.50
2.00
1.50
1.00
0.50
0.00
2002/1
2002/4
2002/7
2002/10
2003/1
2003/4
2003/7
2003/10
2004/1
Year/Month

Source: Hong Kong Monetary Authority

With these positive developments, statistics pointed to quick and strong recovery in GDP, consumer confidence, employment and new mortgage lending.

In the second half of 2003, the Hong Kong stock market rallied. On the other hand, the Hong Kong Dollar also strengthened vis-à-vis the US Dollar in late September 2003 and drove HIBOR down to the lowest level seen in many years.

These and other factors, including weak credit demand, declining net interest margin, improving asset quality and high liquidity, set the backdrop for the performance of banks operating in Hong Kong.

Financial Overview

The Group's profit attributable to shareholders amounted to HK$7,963 million in 2003, up HK$1,176 million or 17.33% from the previous year. Earnings per share were HK$0.7532, up HK$0.1113 or 17.34%. Return on average total assets increased by 0.14 percentage point to 1.08% and return on average shareholders' funds was 13.62%, up 1.10 percentage points against 12.52% in 2002.

	2003	As restated 2002*
Operating profit before provisions (HK$'m)	**11,595**	12,089
Operating profit after provisions (HK$'m)	**9,924**	9,234
Profit before taxation (HK$'m)	**8,691**	8,068
Profit attributable to shareholders (HK$'m)	**7,963**	6,787
Earnings per share (HK$)	**0.7532**	0.6419
Return on average total assets**	**1.08%**	0.94%
Return on average shareholders' funds	**13.62%**	12.52%

* Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".

** Calculation of average balance of total assets is adjusted by using daily exchange rates.

The major factors affecting our full-year results were:

- A fall in net interest income by 7.66% due to low interest rates and keen competition;
- A reduction in operating expenses by 6.09% due to cost control and merger synergy;
- A decrease in specific provision charge by 13.35% due to improved loan quality;
- The release of general provisions amounting to HK$957 million;
- Revaluation losses on premises and investment properties totalling HK$1,111 million; and
- The write-back of tax provision amounting to HK$732 million.

Consolidated Financial Reveiw

Financial performance

Total Operating Income

Total operating income, comprising net interest income and other operating income, was HK$17,253 million, down HK$861 million or 4.75% from last year. The decline in net interest income was partially offset by an increase in other operating income.

Net Interest Income and Margin

HK$'m, except percentage amounts	2003	2002
Interest income	**17,759**	21,463
Interest expense	**(4,885)**	(7,521)
Net interest income	**12,874**	13,942
Average interest-earning assets#	**706,479**	695,978
Net interest spread#	**1.73%**	1.87%
Net interest margin#	**1.82%**	2.00%

Calculations of average balance of interest-earning assets and interest-bearing liabilities are adjusted by using daily exchange rates.

Net interest income was HK$12,874 million, down HK$1,068 million or 7.66% from 2002. Average interest-earning assets increased by HK$10,501 million, or 1.51%, to HK$706,479 million. Net interest margin fell by 18 basis points, a result of 14 and 4-basis point decline in net interest spread and net free fund contribution respectively.

Yields of major interest-earning assets, including loans, interbank placings and debt securities dropped primarily due to declining interest rates. Cost of funding from customer deposits fell as well but to a lesser extent partly because a large portion of customer deposits was Hong Kong Dollar saving deposits, which already reached a near-zero level of interest rate with not much room for further reduction.

In 2003, average 1-month HIBOR and 3-month HIBOR both fell by 82 basis points to 0.99% and 1.04% respectively when compared with 2002. HIBOR continued to fall particularly in the latter half of the third quarter and early fourth quarter when the Hong Kong Dollar strengthened sharply vis-à-vis the US Dollar. As a result, annualised net interest margin continued to decline from 1.89% for the half-year ended 30 June 2003 to 1.82% for the full year.

Other Operating Income

HK$'m, except percentage amounts	2003	2002
Fees and commission income	**3,855**	3,649
Fees and commission expenses	**(858)**	(701)
Net fees and commission income	**2,997**	2,948
Dividend income from investments in securities	**45**	34
Net loss from other investments in securities	**(108)**	(61)
Net gain from foreign exchange activities	**965**	824
Net gain from other dealing activities	**42**	14
Net rental income from investment properties	**161**	192
Others	**277**	221
Other operating income	**4,379**	4,172
Non-interest income to total operating income ratio	**25.38%**	23.03%

Other operating income was up HK$207 million, or 4.96%, to HK$4,379 million, accounting for 25.38% of total operating income against 23.03% in 2002.

Net fees and commission income was up HK$49 million, or 1.66%, to HK$2,997 million. The composition of revenues changed during the year. Income from wealth management business, including income from distribution of life insurance products, commissions on sales of investment funds, retail bonds and securities transactions executed for customers, was up

HK$431 million, or 68.09%, to HK$1,064 million due to higher business volumes. This was mainly driven by higher stock turnover and demand for alternative investments under the low interest rate environment. In the first half, there was strong growth in the distribution of life insurance products. Owing to the rally of the stock market in the second half, stock broking commission income increased substantially. Moreover, sales of investment funds and retail bonds continued to grow. Income from levy on low-balance Hong Kong Dollar savings accounts also increased from last year when the levy was first introduced. The above positive factors were partially offset by a decrease in loan commission income due to lower rates and business activities.

Net loss from other investments in securities increased to HK$108 million mainly due to losses on the disposal of debt securities.

Net gain from foreign exchange activities increased by HK$141 million, or 17.11%, to HK$965 million mainly due to higher business volume.

Net rental income from investment properties decreased by HK$31 million, or 16.15%, to HK$161 million due to lower property rental values and a reduction in investment property holdings.

Operating Expenses

HK$'m, except percentage amounts	**2003**	2002
Staff costs	**3,316**	3,578
Premises and equipment expenses (excluding depreciation)	**732**	803
Depreciation on owned fixed assets	**611**	632
Other operating expenses	**999**	1,012
Operating expenses	**5,658**	6,025
Cost to income ratio	**32.79%**	33.26%

Operating expenses decreased by HK$367 million, or 6.09%, to HK$5,658 million. The cost to income ratio improved by 0.47 percentage point to 32.79%, as a result of disciplined cost control and operational efficiency improvement.

Staff costs fell by HK$262 million, or 7.32%, to HK$3,316 million, mainly due to a decrease in average headcount.

Premises and equipment expenses were down HK$71 million, or 8.84%, to HK$732 million due to savings from the rationalisation of business operations and a decrease in rental expenses. This was partially offset by an increase in information technology expenses. The increase in information technology expenses in the second half was primarily due to the delay of certain IT projects during the SARS outbreak period.

Other operating expenses include legal and professional expenses, advertising expenses, utility expenses, printing expenses, expenses for security and guard services etc. These expenses were contained as a result of disciplined cost control under deflationary economic conditions. However, this was partially offset by additional professional expenses incurred for carrying out the special review in the interim period.

Charge for Bad and Doubtful Debts

HK$'m, except percentage amounts	**2003**	2002
Specific provisions		
• new provisions	**3,834**	4,519
• releases	**(768)**	(582)
• recoveries	**(438)**	(904)
	2,628	3,033
General provisions	**(957)**	(178)
Net charge to profit and loss account	**1,671**	2,855
Average credit cost*	**0.83%**	0.95%

* Computed by dividing specific provision charge for the year by average daily balance of loans.

The charge for bad and doubtful debts decreased by HK$1,184 million, or 41.47%, to HK$1,671 million due to a reduction in the specific provision charge and the release of general provisions. Average credit cost declined by 0.12 percentage point to 0.83% in 2003.

New specific provision charge decreased by HK$685 million, or 15.16%, to HK$3,834 million, reflecting the improvement in credit quality. Specific provision releases increased by HK$186 million, or 31.96%, to HK$768 million. Specific provision recoveries for loans previously written off fell by HK$466 million, or 51.55%, to HK$438 million, mainly due to strong recovery performance in 2002 when dedicated initiatives were introduced.

Because of the lower overall risk profile of the loan portfolio as evidenced by improved loan quality and lower classified loan formation, HK$957 million of general provisions was released.

Property Revaluation

HK$'m	**2003**	2002
(Decrease)/increase in property revaluation reserves	**(48)**	33
Charge to profit and loss account	**(1,111)**	(977)
Net change in valuation	**(1,159)**	(944)

To reflect the change in property prices in Hong Kong, two revaluation exercises on the Group's premises and investment properties were conducted separately at 30 June 2003 and at 31 October 2003.

All investment properties were revalued on the basis of their open market values by Chesterton Petty Limited, an independent firm of chartered surveyors, resulting in a charge to the profit and loss account of HK$370 million. Having regard to the independent professional valuations carried out on the majority of premises by the valuer, the revaluation of premises resulted in a charge to the profit and loss account of HK$741 million and a decrease in the premises revaluation reserve of HK$48 million.

Taxation

HK$'m	2003	As restated 2002*
Hong Kong profits tax	**576**	1,138
Overseas taxation	**11**	15
Share of taxation attributable to associates	**2**	1
Taxation	**589**	1,154

* Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".

Taxation was down HK$565 million, or 48.96%, to HK$589 million, primarily due to the write-back of HK$732 million of tax provision in prior years, which was no longer required after the finalisation of tax losses arising from our predecessor merging branches and the tax positions of BOCHK with the Inland Revenue Department in 2003. In 2003, the Group adopted SSAP 12 (revised) "Income taxes", which represented a change in accounting policy. The change in accounting policy is set out in the respective notes.

Financial position

Balance Sheet

HK$'m, except percentage amounts	at 31 Dec 2003	As restated at 31 Dec 2002*
Cash and short-term funds	**134,106**	115,075
Placements with banks and other financial institutions maturing between one and twelve months	**78,240**	80,159
Certificates of deposit held	**18,776**	17,528
Hong Kong SAR Government certificates of indebtedness	**31,460**	29,110
Investments in securities**	**172,518**	158,633
Advances and other accounts	**300,094**	308,332
Fixed assets	**17,582**	20,212
Other assets#	**9,811**	6,487
Total assets	**762,587**	735,536
Hong Kong SAR currency notes in circulation	**31,460**	29,110
Deposits and balances of banks and other financial institutions	**41,347**	29,957
Deposits from customers	**600,642**	600,977
Certificates of deposit issued	**2,432**	–
Other accounts and provisions	**25,289**	17,707
Total liabilities	**701,170**	677,751
Minority interests	**1,156**	1,114
Shareholders' funds	**60,261**	56,671
Total liabilities and capital resources	**762,587**	735,536
Loan to deposit ratio	**51.38%**	53.42%

* Certain figures for 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
** Investments in securities comprise held-to-maturity securities, investment securities and other investments in securities.
# Trade bills and investments in associates are included in other assets.


中銀快匯

Total assets were HK$762,587 million as at 31 December 2003, up HK$27,051 million or 3.68% from year-end 2002.

Investments in securities rose by HK$13,885 million, or 8.75%, to HK$172,518 million. Similar to year-end 2002, approximately 95% of investments in securities will mature within five years and approximately 70% of them were issued by banks and other financial institutions.

Advances to customers were HK$308,582 million, down HK$12,452 million or 3.88% from year-end 2002, mainly due to large write-offs and collections totalling HK$13,968 million. The loan to deposit ratio was 51.38% at 31 December 2003, down 2.04 percentage points from year-end 2002. In terms of industry sectors, loans for use in Hong Kong by the industrial, commercial and financial sectors decreased by HK$17,143 million or 9.81%. This was partially offset by an increase of HK$1,558 million or 1.32% in loans for use in Hong Kong by individuals, HK$978 million or 11.02% in trade finance and HK$2,155 million or 11.04% in loans for use outside Hong Kong.

The growth in loans for use in Hong Kong by individuals was mainly driven by a 4.83% increase in residential mortgage loans (excluding government-sponsored home purchasing schemes), following the stabilisation of the residential property market. Card advances also increased by 5.68% from year-end 2002 as consumer confidence quickly recovered in the second half. The growth was partially offset by a decrease in loans for use under the government-sponsored home purchasing schemes and other individual loan uses.

The decline in loans for use in Hong Kong by industrial, commercial and financial sectors was mainly caused by large write-offs and collections and weak corporate credit demand. Lending to property development and property investment sectors decreased by HK$7,667 million, or 9.88%, to HK$69,916 million and their proportion to total advances reduced from 24.17% at year-end 2002 to 22.66% at 31 December 2003.

Fixed assets amounted to HK$17,582 million as at 31 December 2003, down HK$2,630 million or 13.01% from year-end 2002. The decline was mainly attributable to the disposal of premises and investment properties of HK$1,204 million, deficits on the revaluation of premises and investment properties of HK$1,159 million and depreciation charges.

Total liabilities increased by HK$23,419 million, or 3.46%, to HK$701,170 million from year-end 2002.

Deposits from customers were HK$600,642 million as at 31 December 2003, down HK$335 million or 0.06% from year-end 2002. Customers continued to shift funds from time deposits to savings deposits under the low interest rate environment. Savings deposits rose by 32.82% and time, call and notice deposits declined by 19.44%. In the second half, retail certificates of deposit were issued and the outstanding balance amounted to HK$2,432 million at year-end.

Asset Quality

HK$'m, except percentage amounts	**at 31 Dec 2003**	at 31 Dec 2002
Advances to customers	**308,582**	321,034
General provisions	**(5,406)**	(6,363)
Specific provisions	**(5,507)**	(8,650)
General provisions as a percentage of advances to customers	**1.75%**	1.98%
Specific provisions as a percentage of advances to customers	**1.78%**	2.69%
Total provisions as a percentage of advances to customers	**3.54%**	4.68%
Non-performing loans	**17,832**	25,659
Specific provisions made in respect of non-performing loans	**(5,467)**	(8,637)
Specific provisions as a percentage of non-performing loans	**30.66%**	33.66%
Specific provisions and collateral coverage for classified loans	**90.95%**	90.08%
Loan loss reserve as a percentage of non-performing loans	**61.20%**	58.51%
Non-performing loan ratio	**5.78%**	7.99%
Classified loan ratio	**5.82%**	7.98%
Residential mortgage loans*		
Delinquency** and rescheduled loan ratio	**1.10%**	1.75%
Card advances		
Delinquency ratio** #	**0.75%**	1.26%
Charge-off ratio#	**8.86%**	12.87%

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Computed according to the HKMA's definition.

The Group achieved significant improvement in asset quality during the year. NPLs amounted to HK$17,832 million, down HK$7,827 million or 30.50% from year-end 2002. The NPL ratio and classified loan ratio fell to 5.78% and 5.82% from 7.99% and 7.98% respectively at year-end 2002. The marked improvement in NPL ratio and classified loan ratio were due to effective credit risk controls, write-offs and collections. During the year, approximately HK$7,759 million of classified loans were recovered through cash collections and collateral disposal whereas HK$6,209 million of bad debts were written off.

General provisions and specific provisions as a percentage of advances to customers were 1.75% and 1.78%, down 0.23 and 0.91 percentage point respectively. Specific provisions as a percentage of non-performing loans decreased from 33.66% a year ago to 30.66% as at 31 December 2003. The specific provisions and collateral coverage ratio for classified loans was 90.95%, compared to 90.08% at year-end 2002, reflecting the adequacy of provisioning. The loan loss reserve ratio also improved to 61.20% as at 31 December 2003 from 58.51% at year-end 2002.

The quality of the Group's residential mortgage portfolio improved. The combined delinquency and rescheduled loan ratio decreased from 1.75% at year-end 2002 to 1.10% as at 31 December 2003, which was better than the market average of 1.38%.

The quality of the Group's card advances also improved. The delinquency ratio fell from 1.26% at year-end 2002 to 0.75% as at 31 December 2003. The charge-off ratio decreased from 12.87% in 2002 to 8.86% in 2003.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	at 31 Dec 2003	at 31 Dec 2002*
Tier 1 capital	**56,755**	54,357
Tier 2 capital	**4,997**	5,200
Unconsolidated investments and other deductions	**(1,429)**	(1,572)
Total capital base after deductions	**60,323**	57,985
Risk-weighted assets		
On-balance sheet	**362,531**	369,345
Off-balance sheet	**37,249**	46,624
Deductions	**(622)**	(1,572)
Total risk-weighted assets	**399,158**	414,397
Total risk-weighted assets adjusted for market risk	**396,682**	402,997
Capital adequacy ratios		
Before adjusting for market risk		
Tier 1	**14.22%**	13.12%
Total	**15.11%**	13.99%
After adjusting for market risk		
Tier 1**	**14.31%**	13.49%
Total**	**15.21%**	14.39%
Average liquidity ratio#	**37.76%**	41.17%

* Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".

** The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

\# Calculated by simple average of each calendar month's average liquidity ratio of BOCHK.

The Group's capital strength remained robust. The consolidated capital adequacy ratio increased from 13.99% as at 31 December 2002 to 15.11% as at 31 December 2003.

The capital base grew by 4.03% with an increase in retained profits. The decrease in risk-weighted assets was primarily attributable to a drop of 1.84% and 20.11% in on-balance sheet risk-weighted assets and off-balance sheet risk-weighted assets respectively. The former was due to a decrease in advances to customers, while the latter was mainly due to a decrease in 100% risk-weighted direct credit substitutes and other commitments with an original maturity of one year and over. In addition, risk-weighted asset deductions, comprising excess general provisions and revaluation reserves, declined mainly due to the release of general provisions.

BOCHK's liquidity position remained strong with an average liquidity ratio of 37.76%, 3.41 percentage points lower than 41.17% for 2002, reflecting the migration of customer deposits to shorter maturities.

Regulatory Development

Basel new capital accord

The Basel Committee is in the process of developing a New Capital Accord, also known as Basel II, to replace the existing one, which is currently adopted in Hong Kong. Basel II covers a wider range of risks, encourages use of quantitative techniques for risk assessment and promotes greater transparency of risk management information. The HKMA has been closely working with banks in Hong Kong on reaching a practical and appropriate implementation approach. The complexity of Basel II requires significant resources to be invested in risk management data, systems and operations. The Group has been preparing itself for the changes and has designated projects and plans for the new standard.

Accounting standards development

After the final pronouncement of the revised IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" by the IASB in December 2003, it is likely that HKSA will adopt these two standards in full so as to maintain the conformity with the IAS. These two accounting standards provide comprehensive guidance on the accounting for financial instruments, which is a complex issue to the banking industry worldwide. The adoption of these new standards may involve different levels of change to the existing systems and processes or even the way banks conduct their business. In view of the complexity, the Group will continue to evaluate the impact and prepare itself for future implementation.

Business Review

Commercial banking

The commercial banking segment consists of our retail banking and corporate banking businesses.

HK$'m, except percentage amounts	**Second half 2003**	**First half 2003**	**Full year 2003**	Full year 2002
Net interest income	**4,405**	**4,987**	**9,392**	10,876
Other operating income	**1,671**	**1,445**	**3,116**	3,110
Operating income	**6,076**	**6,432**	**12,508**	13,986
Operating expenses	**(2,243)**	**(2,130)**	**(4,373)**	(4,504)
Operating profit before provisions	**3,833**	**4,302**	**8,135**	9,482
Charge for bad and doubtful debts	**(2)**	**(1,669)**	**(1,671)**	(2,855)
Operating profit after provisions	**3,831**	**2,633**	**6,464**	6,627
Segment assets			**310,008**	313,429
Segment liabilities			**621,211**	612,240

Note: For additional segmental information, see Note 8 to the Summary Financial Statements.

Segmental financial highlights

- Net interest income decreased by 13.64% due to narrowing spreads, reflecting lower interest rates, keen competition in the retail and corporate lending business and subdued credit demand.
- Other operating income was stable as a result of lower loan commission income and strong growth in wealth management income. Better second-half performance was due to strong growth in commission income from securities broking and stable income from bills and loan commissions.
- Costs were well contained.
- Substantial drop in the charge for bad and doubtful debts was mainly due to a lower new specific provision charge and the release of general provisions. Lower classified loan formation in both the retail and corporate banking loan portfolios helped to improve overall loan quality. Second-half charge was particularly low mainly attributable to a much lower new specific provision charge and larger release of general provisions, reflecting improvement in loan quality and a reviving economic environment.
- Overall, a larger decrease in net interest income reduced the segment's operating profit after provisions.



Retail banking

A solid year for retail banking business. Declining interest rates reduced the interest income from retail banking business. This was partially offset by strong performance in wealth management and lower credit cost.

Wealth management: The low interest rate environment stimulated demand for alternative investments. To capture these business opportunities, we focused on our strategic priority of expanding the line of wealth management products, including investment funds, retail bonds and life insurance plans. We also actively promoted our option-linked products as an alternate to traditional deposits products. In 2003, securities broking, investment fund and retail bond sales, and life insurance product distribution registered strong growth respectively in business volume.

Mortgage: During the year, new mortgage products were launched to meet the sophisticated needs of our customers, including new mortgage insurance programmes, the All-You-Want Mortgage Scheme and the Smart Mortgage Scheme. We maintained a leadership position in mortgage services. Our mortgage balance showed an increase of 4.83% against a 2.41% market decrease. At the same time, the credit quality of mortgage loans improved. The delinquency and rescheduled loan ratio declined to a level below the market average. Furthermore, with stablising residential property prices, the negative equity ratio dropped to 13% by year-end against the market average of 20%.

Credit card business: In April 2003, we successfully migrated to a new operating system, our prime objective being to increase competitiveness by enhancing the delivery of tailor-made and comprehensive value-added services.

In the first half of 2003, the card business was affected by the SARS outbreak and weak consumer confidence. Nevertheless, we were able to benefit from the economic rebound in the second half through continuous marketing efforts. The number of cards issued and cardholder spending grew by 34.60% and 19.81% respectively. Card advances were up 5.68%, outperformed the market average of 4% negative growth. Furthermore, our merchant acquiring business in Hong Kong, Macau and the Mainland China achieved a total growth of 3.27% by transaction value. The credit quality of card advances improved significantly during the year. Our charge-off ratio dropped from 12.87% to 8.86% compared to the industry average of 10.02% as released by the HKMA.

Channels: As part of our initiative to reengineer branch distribution, the first phase of our pilot programme was completed and 3 new Personal Financial Service Centres were opened. In the future we will see branches becoming more specialised to include VIP Branches, Personal Financial Service Centres, Investment Centres and 24-hour Automated Banking Centres. In addition, 33 traditional branches were closed in 2003. At year-end 2003, the total number of branches was 304, as compared to 334 at year-end 2002. ATMs are an extension of our branch network and, during the year, we increased the number of ATMs from 435 to 449.

e-Banking is an important channel for the rationalisation of our operations. During the year, we expanded our range of products and services available through electronic distribution channels to include online remittance service, credit card application, guaranteed fund trading service and electronic consolidated statements. We also upgraded our telephone banking and internet banking system to provide 24-hour service capability and customer friendly features.

The SARS outbreak increased customer demand for and acceptance of the delivery of financial services through electronic channels. With more efforts put into the development of the channels, by December 2003 iT's Online Banking customers grew by 61% whereas monthly financial transactions through internet grew by 73% from six months ago.

Corporate banking and financial institutions

A year of turbulence and consolidation. 2003 continued to be a difficult year for corporate banking as credit demand remained sluggish and competition was keen. Fees and commission income declined in light of keen competition. However, through strengthened credit risk management, overall corporate loan quality improved significantly. This manifested itself in lower classified loan formation and a significant drop in the classified loan ratio.

During the year, we maintained our position as a leading arranger of Hong Kong/China syndicated loans. We also continued to focus on strengthening trade finance services by setting up a specialised factoring division to provide one-stop service to customers. As part of our efforts to strengthen our SME business, we launched the SMEs Financing Scheme and Corporate Tax Loan targeting SME clients. In trade services, the amount of bills processed increased more than 4% despite the difficult operating environment. Our services will be available through an additional channel with the completion of the internet Corporate Banking System, an internet-based channel scheduled to be launched in 2004 upon approval by the HKMA.

We made encouraging progress in developing business with financial institutions including syndicated lending and private placing and trading of depository certificates issued by those institutions. In November, we also launched the USD Real Time Gross Settlement between Hong Kong and Shenzhen.

Having been appointed by the People's Bank of China as the Clearing Bank for RMB business in Hong Kong, we are committed to providing efficient RMB clearing services to participating banks.

Mainland branches and China-related business

New developments explored and opportunities increased. In 2003, we continued to grow our business in the Mainland. Our 14 Mainland branches now provide more diversified services and products to customers. Early in the year, we rolled out the Automated Fund Transfer service so that Mainland mortgagors can make repayments through any of our branches in Hong Kong. To our corporate customers, we offer foreign currency loans services to allow them to take advantage of the interest rate differential.

In January 2003, we launched BOC Prestige Banking Services jointly with BOC to capitalise on our extensive branch network. This premier one-stop banking service is designed for customers who frequently travel between Hong Kong and the Mainland China.

In September 2003, we signed an agency co-operation agreement, the first in Hong Kong, with China UnionPay, a shareholding financial institution comprising more than 80 financial institutions in the Mainland China. By year-end, we have successfully installed over 4,000 new terminals with merchants in Hong Kong that enable China UnionPay card transactions. In view of the introduction and expansion of the individual visit scheme, this business would contribute to our revenue growth.

We also made good progress in channel development with the launch of iT's Online Banking and Telephone Banking in January 2004. These electronic banking services enable customers from the Mainland China to manage their finances regardless of time and distance.

Treasury

Our treasury activities include money market, foreign exchange dealing and capital market activities. The following table summarises the performance of our treasury segment.

HK$'m, except percentage amounts	**Second half 2003**	**First half 2003**	**Full year 2003**	Full year 2002
Net interest income	**1,707**	**1,275**	**2,982**	2,375
Other operating income	**279**	**639**	**918**	745
Operating income	**1,986**	**1,914**	**3,900**	3,120
Operating expenses	**(80)**	**(82)**	**(162)**	(174)
Operating profit before provisions	**1,906**	**1,832**	**3,738**	2,946
Charge for bad and doubtful debts	**–**	**–**	**–**	–
Operating profit after provisions	**1,906**	**1,832**	**3,738**	2,946
Segment assets			**432,947**	400,100
Segment liabilities			**77,671**	62,431

Note: For additional segmental information, see Note 8 to the Summary Financial Statements.

Segmental financial highlights

- Net interest income increased by 25.56% mainly due to a decrease in interest allocated to the commercial banking under a declining interest rate environment. This increase was partially offset by a decrease in interest income from segment interest-earning assets.

- Other operating income increased by 23.22% mainly due to gains from foreign exchange activities but was partially offset by losses incurred on the disposal of debt securities.

- Overall, increases in both net interest income and other operating income raised the segment's operating profit after provisions.

Surplus funds effectively managed and non-interest income increased. During the year, against the background of persistently low interest rates and weak credit demand, we actively managed surplus funds for better returns and ensured an increase in non-interest income.

We expanded our business further by offering more treasury products with augmented features to customers. Also, by taking advantage of cross selling opportunities from both retail and corporate customers, our customer base and transaction volume grew strongly. As customer demand for foreign exchange and bullion trading increased under the highly volatile currency and bullion market conditions in 2003, the volumes of foreign exchange margin trading transactions and precious metals margin trading transactions rose by 50% and 280% respectively as compared to 2002.

Corporate development, technology and operations

Human resources: During the year, the Group focused on aligning corporate values with our business needs. We also kept on pursuing the strategy of linking performance to reward by implementing various incentive plans in 2003.

Employee training programmes were introduced to support the delivery of quality banking services. About 1,000 training courses for over 60,000 employees at all levels of staff were offered. These included courses and seminars on compliance, corporate governance, corporate culture, quality service and team building. We also offered a series of "sales and services" training programmes to our front-line staff to enhance their customer relationship skills and to promote quality services. To provide a dynamic and diversified learning channel, we successfully launched the first e-learning management training programme. Moreover, to meet the needs of future business development, we tailor-made some orientation programmes for newly recruited university graduates. The investment in people and human resources is an ongoing strategy.

By year-end, the total number of employees of the Group, including all the subsidiary companies, was 13,188, a reduction of 251 over last year.

Technology and operations: As business competition becomes increasingly keen, it is our strategic initiative to enhance our information infrastructure for sustainable business growth. In 2003, an IT Programme Management Office was established as a central point for resource allocation, coordination and monitoring of core projects. Most initiatives for 2003 were successfully completed and major projects are proceeding on schedule.

To increase operational efficiency, we successfully launched the first phase of the Information Processing Centralisation Project. A local document scanning centre, a document warehouse and a data entry centre in Shenzhen were established.

We also joined the Cheque Imaging and Truncation Scheme, which helps strengthen cheque-processing capability and reduce operational risk. Enhancements and new functions of the Remittance System were rolled out to improve the payment efficiency and to provide more service delivery channels to customers. The Credit Workflow Management System was launched and is now being applied in residential mortgage loan application. This functionality will be applied in corporate loan application in the first half of 2004 to enhance our credit workflow and service quality.

Credit Ratings

During the year, the credit ratings of BOCHK were revised by the rating agencies.

On 11 June 2003, Standard & Poor's revised the outlook on BOCHK to negative from stable. As at 31 December 2003, BOCHK's long-term and short-term counterparty credit ratings as assigned by Standard & Poor's were BBB+ and A-2.

On 16 October 2003, Moody's upgraded its long-term foreign currency bank deposit rating on BOCHK to A2 from Baa1, and its short-term foreign currency bank deposit rating on BOCHK to P-1 from P-2. The rating outlook remained stable and the financial strength ratings remained unaffected. As at 31 December 2003, BOCHK's long-term and short-term foreign currency bank deposit ratings as assigned by Moody's were A2 and P-1.

	Long-term	Short-term
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2

These rating agencies review the ratings assigned to BOCHK periodically and may confirm or change these ratings from time to time as a result of their reviews.

Risk Management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (comprising interest rate risk and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and enhance shareholder value. To achieve this, BOCHK measures and controls the risks involved in its business activities and ensure that they are within acceptable levels.

Risk management structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve risk management goals, BOCHK has established a centralised, independent and comprehensive risk management structure that involves the following elements:

- a standardised corporate governance structure to provide active oversight and participation by the Board of Directors, committees and senior management;
- reporting lines that are independent of BOCHK's SBUs;
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

The RMC under the Board of Directors is responsible for approving risk management policies and procedures and significant asset and liability management policies proposed by the ALCO.

Each SBU is responsible for implementation of appropriate policies, procedures and controls in relation to risk management. Our CRO oversees and monitors the operations of the RMD and reports directly to the RMC. Our CRO is also responsible for assisting the Chief Executive on the bank-wide credit risk, market risk and operational risk management and submitting the RMC the independent risk management report each month.

Our CFO has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, our CFO, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and reports to the ALCO and the RMC on a regular basis.

The Audit Department of BOCHK reports to the Board and the Audit Committee that risk management policies, procedures and internal controls are in place and are being followed.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and report functionally to BOCHK on a regular basis.

Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury activities.

BOCHK's primary goal in credit risk management is to maximise its risk-adjusted returns while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and implemented comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation. BOCHK's credit risk management structure seeks to meet its primary goal by:

- establishing an appropriate credit risk environment;
- enforcing prudent procedures for approving credits;
- maintaining an appropriate credit administration, measurement and monitoring process; and
- ensuring adequate independent oversight and controls over credit risk.

Consistent with BOCHK's overall risk management objectives, the key principles that ensure effective implementation of BOCHK's credit risk management strategy are:

- balancing BOCHK's tolerance for risk with the level of expected returns;
- diversifying BOCHK's loan portfolio by geographic regions, industries, products, customers, maturities and currencies;
- maintaining the independence of the credit review process to ensure risk assessment and monitoring are conducted in an objective and comprehensive manner;
- emphasising the importance of cash flow as an essential factor in assessing applicants' repayment ability;
- compliance with legal and regulatory requirements;
- assigning clearly defined credit risk management responsibilities and accountability to each relevant operating unit and people involved in the risk management process;
- avoiding over-reliance on collateral and guarantees;
- ensuring accurate measurement and full disclosure of credit risk exposure; and
- maintenance of consistent credit policy.



"Seminar on Differentiation of RMB Banknotes Features" was organised for customers

Credit risk management structure

BOCHK's Board of Directors, representing the shareholders' overall interests, is responsible for determining its credit risk management strategic objectives and principles. The Board, with the aim of maximising BOCHK's risk-adjusted returns as well as shareholders' wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

The RMC is a board level committee that has the responsibility of determining and revising BOCHK's credit risk management policies and procedures. BOCHK believes that independence and proper checks-and-balances are of critical importance in effective risk management. To this purpose, in BOCHK's managerial/organisational structure, the RMD and the Audit Department are placed onto the hierarchical position in which they report directly to the RMC and the Audit Committee respectively. All these committees and departments form an independent line of control.

In addition, respective responsibilities, accountability and authorities related to credit risk management are clearly defined throughout BOCHK.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and policies approved by the Board. The Chief Executive is also charged with balancing BOCHK's goal of generating a high yield on its assets with the need to maintain risk exposure within the shareholders' tolerance level.

The Credit Committee has primary responsibility for reviewing and approving significant loans, which exceeding the credit extension limit of the deputy chief executives of credit initiation unit, loans exceeding the credit extension limit of the head of the Special Assets Management Department in the course of restructuring classified loans, loans exceeding the veto right of the CRO and applications which have been vetoed by our CRO and in respect of which an appeal has been lodged with the Credit Committee. BOCHK's credit initiation units, such as Corporate Banking, Retail Banking and China Business Head Office, act as the first line of risk control. They are required to conduct business activities within the limits of delegated authority and in accordance with BOCHK's credit risk management strategy, policies and procedures.

The RMD, being structurally independent to credit initiation units, assists the Chief Executive in managing credit risk based on the credit risk management strategy and policies. It also provides independent due diligence relating to identifying, measuring, monitoring and controlling credit risk. To avoid any potential conflicts of interest, the credit review functions are independent of the business units. Multilevel credit approval authorities are set depending mostly on the credit officers' professional experience, skill and responsibilities. All credit approval and review authorities originate from BOCHK's Board of Directors.

The Special Assets Management Department is responsible for the collection of NPLs. Other departments, though not specified above, are also charged with relevant matters in relation to credit risk management.

Credit approval procedures

BOCHK employs discriminatory approval procedures for high-risk loans, low-risk loans and significant loans.

Low-risk credit transactions that fulfill certain requirements relating to credit types, loan purposes, loan amount, guarantees, collateral coverage and security adequacy processed using low-risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. The corresponding loan review officer in the RMD should conduct independent post-approval reviews of such pre-approved low-risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by review officers in the RMD in the respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto or concurrence based on the review conclusions.

Significant loans as above-mentioned are reviewed and approved by the Credit Committee.

Credit risk assessment

The result of credit risk assessments is a critical factor in making credit decisions. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of a loan, the borrower's financial status, cash flow position and repayment ability as well as business management. BOCHK also evaluates the industry risk associated with the corporate borrowers. When assessing an individual loan application, BOCHK considers overall credit risk at the portfolio level.

Credit risk monitoring

BOCHK has a dedicated division, the RMD, to conduct thorough and comprehensive post-disbursement monitoring on each obligor and group of obligors in order to identify and control individual and overall credit risk in the loan portfolio.

An early alert programme for potential problem customers is in place to detect early signs of deterioration in credit status of obligors and to trigger closer monitoring process to prevent further deterioration.

To ensure that adequate efforts are dedicated to resolve NPLs, BOCHK has set up internal targets to evaluate the performance in the resolution of criticised loans. The RMD provides regular monitoring reports on the progress to senior management for high-level oversight.

Market risk management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to-market valuation.

Market risk is managed within risk limits approved by the RMC. The overall risk limits are divided into sub-limits by reference to different risk factors, which are interest rates, foreign exchange rates, commodity prices and equity prices. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the daily market risk management. Through the daily risk monitoring process, the Market Risk Division measures risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within acceptable levels.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in interest rates, foreign exchange rates, commodity prices and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

At 31 December 2003, the VaR for all trading market risk exposure of BOCHK was HK$0.8 million (2002: HK$3.3 million), the VaR for all trading interest rate risk exposure was HK$0.7 million (2002: HK$2.1 million) and the VaR for all trading foreign exchange risk exposure was HK$0.6 million (2002: HK$1.1 million). For the year ended 31 December 2003, the average VaR was HK$5.9 million (2002: HK$3.3 million). The average VaR in 2003 was higher than previous year due to higher market volatility.

For the year ended 31 December 2003, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$1.9 million (2002: HK$2.3 million). The standard deviation of these daily trading revenues was HK$9.0 million (2002: HK$1.5 million). An analysis on the frequency distribution of daily trading revenues shows that 36 losses (2002: 10 losses) were recorded out of 248 trading days for the year ended 31 December 2003 and the maximum daily loss was HK$119 million (2002: HK$2.8 million). The most frequent result was a daily trading revenue of between HK$2.0 million to HK$4.0 million (2002: HK$2.0 million to HK$2.5 million). The highest daily revenue was HK$36.3 million (2002: HK$7.0 million).

Daily Distribution of Trading Market Risk Revenues
For The Year Ended 31 December 2003


Number of days
50
45
40
35
30
25
20
15
10
5
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

Daily Distribution of Trading Market Risk Revenues
For The Year Ended 31 December 2002


Number of days
80
70
60
50
40
30
20
10
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

Foreign exchange risk management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risk through its interbank market activities. In particular, BOCHK mitigates exchange rate risk by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RMC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

Interest rate risk management

BOCHK's interest rate risk exposures comprise trading and structural exposures. The major types of interest rate risk are: (1) Re-pricing risk: mismatches in the maturities or re-pricing periods of assets and liabilities; (2) Basis risk: different pricing bases for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same re-pricing period.

BOCHK's ALCO maintains oversight of interest rate risk; the RMC sanctions the interest rate risk management policies formulated by the ALCO. The Treasurer, under the supervision of the CFO, carries out approved policies and develops risk management system to identify, measure, monitor, and control interest rate risk.

Gap analysis is the primary tool used to measure BOCHK's exposure to interest rate risk. It provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. The magnitude of the gaps indicates the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities. BOCHK uses interest rate derivatives to hedge its interest rate exposures; in most cases, plain vanilla interest rate swap is used.

Sensitivity of earnings to interest rate changes (Earnings at Risk) is assessed through hypothetical interest rate shock of 100 basis points across the yield curve on both sides. Variations in net interest income are controlled within 5% of the budgeted amount for the year. The impact of basis risk is gauged by the projected change in net interest income under scenarios of uncorrelated movements in interest rate indices. Furthermore, BOCHK periodically assesses its potential vulnerability under stressed scenarios that represent exceptional but plausible events, and decide whether to take remedial actions basing on the stress-testing results and the circumstances of each case. The results of analysis are regularly monitored by the CFO.

Liquidity risk management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding to refinance the BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price.

The goal of liquidity management is to enable BOCHK, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. In addition, BOCHK may issue certificates of deposit to secure a long-term financing source or may raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements. Generally deposits have a shorter average maturity than interbank placements that in turn are of shorter average maturity compared with that of loans or investments.

BOCHK maintains a buffer portfolio of liquid, high quality securities that is managed under the supervision of the CFO and the ALCO. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis, although typically BOCHK is a net lender of funds. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates that are subject to market conditions.

The primary goal of the BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives and works closely with the Treasurer to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities with regard to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and structural foreign exchange positions in line with the policies of ALCO, and also provides reporting and analytical support to the ALCO with respect to current and planned positions taken for investment, funding and structural foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

- improve its management information system to provide timely information on the movement of its liquid assets and that of its customer deposits on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with the HKMA's requirements;
- prepare regular maturity gap analysis to enable management to review and monitor BOCHK's liquidity position on a timely basis;
- conduct scenario analysis to estimate the impact of various risk factors on the liquidity position;
- perform stress testing to assess the ability to sustain extreme but plausible stress situation;
- establish a range of liquidity risk factors for monitoring purposes and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response system to effectively deal with any emergencies.

Capital management

The major objective of capital management is to maximise the returns to shareholders with the requirement to maintain strong capital adequacy ratio and high credit ratings. We maintain our strong capital adequacy ratio mainly through internal capital generation. We would consider the issuance of capital instruments or the adjustment of capital mix when appropriate to achieve the lowest overall cost of capital. The ALCO, with the assistance of the Treasurer, monitors the adequacy of its capital using the CAR as one of the major measurements, which is subject to the HKMA regulatory requirements. The Group maintained its capital to comply with all the statutory standards for all the periods presented in the report.

Operational risk management

Operational risk, one of the major risks exposed to BOCHK, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is BOCHK's objective to manage this risk in line with the best practice of the industry.

In order to achieve effective internal controls, BOCHK maintains adequate documentation of its business processes and operational procedures whereby operational risks are identified and control procedures are set. It also emphasises on segregation of duties and independent authorisation among all business activities.

BOCHK monitors operational risk losses and periodically collects loss data in preparation for Basel New Capital Accord.

Business Continuity Plan is in place. Adequate backup facilities are maintained and duly tested to support business operations in the event of disasters. In the SARS outbreak, our contingency mechanism reacted and operated effectively. The Company also arranges insurance cover to mitigate potential losses in respect of operational risk.

CORPORATE INFORMATION

Board of Directors

Chairman	XIAO Gang
Vice Chairmen	SUN Changji
	HE Guangbei
Directors	HUA Qingshan
	LI Zaohang
	ZHOU Zaiqun
	ZHANG Yanling
	FUNG Victor Kwok King*
	SHAN Weijian*
	TUNG Chee Chen*
	YANG Linda Tsao*

** Independent Non-executive Directors*

Senior Adviser	NEOH Anthony Francis

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executives	ZHU Chi
	DING Yansheng
	LAM Yim Nam
Chief Financial Officer	LAW Man Wah
Chief Risk Officer	MAO Xiaowei
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1901–5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADSs Depositary Bank

Citibank, N.A.
111 Wall Street
New York, NY 10005
United States of America

Website

www.bochkholdings.com


WITH
VISION
Armillary Sphere
渾天儀
The earliest Chinese-made instrument to observe celestial movements

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS



Mr. XIAO Gang, Chairman
Aged 45. Chairman of the Board of Directors and Chairman of the Risk Management Committee of the Company and BOCHK. Chairman and President of BOC. Director of BOC (BVI) and BOCHKG. Chairman of China Association of Banks.



Mr. SUN Changji, Vice Chairman
Aged 61. Vice Chairman of the Company and BOCHK. Chairman of the Nomination and Remuneration Committee. Vice Chairman and Executive Vice President of BOC. Director of BOC (BVI) and BOCHKG.



Mr. HE Guangbei, Vice Chairman and Chief Executive
Aged 49. Vice Chairman and Chief Executive of the Company and BOCHK. Chairman of Nanyang and Chiyu. Managing Director of BOC. Director of Hong Kong Interbank Clearing Limited and Hong Kong Note Printing Limited. Member of the Exchange Fund Advisory Committee and Banking Advisory Committee of the HKMA. Designated representative of BOCHK to the Hong Kong Association of Banks. Member of Greater Pearl River Delta Business Council.



Mr. HUA Qingshan, Non-executive Director
Aged 51. Non-executive Director and member of the Risk Management Committee of the Company and BOCHK. Managing Director and Executive Vice President of BOC. Chairman of BOC-CC.



Mr. LI Zaohang, Non-executive Director

Aged 48. Non-executive Director and member of the Nomination and Remuneration Committee of the Company and BOCHK. Managing Director and Executive Vice President of BOC. Chairman of BOC Investment, BOC Insurance and Bank of China (Canada).



Mr. ZHOU Zaiqun, Non-executive Director

Aged 51. Non-executive Director and member of the Audit Committee of the Company and BOCHK. Managing Director and Executive Vice President of BOC.



Ms. ZHANG Yanling, Non-executive Director

Aged 52. Non-executive Director and member of the Risk Management Committee of the Company and BOCHK. Managing Director and Executive Vice President of BOC. Chairman of BOCI and Bank of China (Hungary) Limited.



Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 58. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and the Nomination and Remuneration Committee. Chairman of the Li & Fung Group of companies.



Mr. SHAN Weijian, Independent Non-executive Director
Aged 50. Independent Non-executive Director of the Company and BOCHK. Chairman of the Audit Committee and member of the Nomination and Remuneration Committee. Managing Partner of Newbridge Capital Limited.



Mr. TUNG Chee Chen, Independent Non-executive Director
Aged 61. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and the Nomination and Remuneration Committee. Chairman and Chief Executive Officer of Orient Overseas (International) Limited.



Ambassador YANG Linda Tsao, Independent Non-executive Director
Aged 77. Independent Non-executive Director and member of the Audit Committee of the Company and BOCHK. Chairman of the Asian Corporate Governance Association (ACGA).

SENIOR ADVISER TO THE BOARD OF DIRECTORS



Mr. NEOH Anthony Francis, Senior Adviser
Aged 57. Senior Adviser to the Board of Directors of the Company and BOCHK, a non-executive position. Member of the Risk Management Committee. Chief Adviser to the China Securities Regulatory Commission. Queen's Counsel (now retitled Senior Counsel) since 1990.

OTHER SENIOR MANAGEMENT



Mr. ZHU Chi, Deputy Chief Executive

Aged 49. Deputy Chief Executive responsible for the business planning and finance strategic business unit of the Group. Also currently in charge of the corporate banking and treasury strategic business unit of BOCHK. General Manager of BOC, Macau Branch from 1998 to 2001. Deputy Chief Executive of BOC Hong Kong-Macau Regional Office from 1998 to 2001. Director of The Community Chest of Hong Kong. Member of Hong Kong General Chamber of Commerce Investment Sub-Committee.



Mr. DING Yansheng, Deputy Chief Executive

Aged 50. Deputy Chief Executive responsible for the business support services strategic business unit of the Group. General Manager of the Human Resources Department of BOCHK. General Manager of the Human Resources Department of BOC from 1997 to 2001. Director of BOCI from 2000 to 2001.



Mr. LAM Yim Nam, Deputy Chief Executive

Aged 51. Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and General Manager of the Retail Banking Department of BOCHK. Director of BOC-CC. Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch from 1989 to 1998.



Mr. LAW Man Wah, Chief Financial Officer

Aged 52. Chief Financial Officer of the Group and General Manager of the Finance Department of BOCHK. Director of Nanyang. Deputy General Manager of Nanyang from 1992 to 2001.



Mr. MAO Xiaowei, Chief Risk Officer

Aged 51. Chief Risk Officer of the Group and General Manager of the Risk Management Department of BOCHK. Secretary of the Risk Management Committee. Director of Nanyang and Chiyu. General Manager of the Business Department of BOC Hong Kong-Macau Regional Office from 1999 to 2001. Chairman of the restructuring office of the Bank of China Group in Hong Kong from January 2000 to September 2001.



Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 49. Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Former General Counsel and Director of China Everbright Limited and partner of Woo, Kwan, Lee & Lo. Member of the Legal Committee of the Hong Kong General Chamber of Commerce.

REPORT OF THE DIRECTORS

The directors are pleased to present their report together with the Summary Financial Statements of the Company and its subsidiaries for the year ended 31 December 2003.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 8 to the Summary Financial Statements.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 66.

The Board has recommended a final dividend of HK$0.320 per ordinary share, amounting to approximately HK$3,383 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 21 May 2004. If approved, the final dividend will be paid on Tuesday, 25 May 2004 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 19 May 2004. Together with the interim dividend of HK$0.195 per share declared in September 2003, the total dividend payout for 2003 would be HK$0.515 per share.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Wednesday, 12 May 2004 to Wednesday, 19 May 2004 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 11 May 2004.

Reserves

Details of the reserves of the Group are set out in Note 7 to the Summary Financial Statements.

Donations

Charitable and other donations made by the Group during the year amounted to HK$4,678,000.

Fixed Assets

Details of the movements in fixed assets of the Group are set out in Note 4 to the Summary Financial Statements.

Distributable Reserves

Distributable reserves of the Company at 31 December 2003, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$4,058 million.

Five-Year Financial Summary

A summary of results, assets and liabilities of the Group for the last five years is set out on page 2.

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share

Option Scheme and the Sharesave Plan. In connection with its listing on the Stock Exchange, the Company has undertaken to the Stock Exchange that for a period of six months from its listing i.e. until 25 January 2003, the Company shall not, among other things, grant or offer or agree to grant options over any shares without the prior consent of the Stock Exchange. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

	Share Option Scheme	Sharesave Plan
Purpose of the scheme	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the shareholders and the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants of the scheme	Subject to compliance with applicable laws, full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme.
Total number of shares available for issue under the scheme and percentage of issued share capital as at 31 December 2003	The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as Share Option Scheme.
Maximum entitlement of each participant under the scheme	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board.
The period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
The minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) The amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) The period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
The basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as Share Option Scheme.
The remaining life of the scheme	The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Directors

The present directors of the Company are set out on page 37.

On 28 May 2003, Mr. Xiao Gang replaced Mr. Liu Mingkang as Chairman of the Company and Mr. He Guangbei replaced Mr. Liu Jinbao as Vice Chairman, Executive Director and Chief Executive of the Company. Further, on 11 July 2003, Mr. Chia Pei-yuan resigned as Independent Non-executive Director of the Company and on 12 November 2003, Ambassador Yang Linda Tsao was appointed as Independent Non-executive Director of the Company. On 2 February 2004, Mr. Ping Yue resigned as Non-executive Director of the Company.

Article 103 of the Company's Articles of Association provides that any director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Ambassador Yang Linda Tsao, being director so appointed, shall retire at the forthcoming annual general meeting and, being eligible, offer herself for re-election.

Further, in accordance with Article 98 of the Company's Articles of Association, one-third of the directors or the nearest number to but not exceeding one-third of the directors shall retire from office and be eligible for re-election. However, Chairman, Vice Chairman and Chief Executive are not subject to retirement by rotation. Accordingly, Messrs. Zhou Zaiqun and Tung Chee Chen shall retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The term of office for each Non-executive Director is three years from the date of his/her appointment.

Biographical Details of Directors and Senior Management

Biographical details of the directors and senior management are set out on pages 39 to 43 of this Summary Financial Report.

Directors' Service Contracts

No director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries, which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Rights to Acquire Shares

On 5 July 2002, the following directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 31 December 2003. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Particulars of the options granted to the directors under the Pre-Listing Share Option Scheme are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2003	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2003
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LIU Mingkang*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	–	1,735,200	–	–
LIU Jinbao*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	–	–	–	1,735,200
PING Yue**	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total:				**13,737,000**	**13,737,000**	**–**	**1,735,200**	**–**	**12,001,800**

* Resigned with effect from 28 May 2003.
** Resigned with effect from 2 February 2004.

Save as disclosed above, at no time during the year was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2003, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' Interests in Competing Business

Save and except the Independent Non-executive Directors, all other directors are also directors of BOC, the ultimate holding company of the Company, at the same time. BOC is a state-owned commercial bank in the Mainland of China and provides a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the directors believe that the Group's interests are adequately protected by adhering to good corporate governance practices and the involvement of the Independent Non-executive Directors.

Save as disclosed above, none of the directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2003, the following corporations had the following interests (as defined in the SFO) in the Company:

	Name of Corporation		
	BOC	**BOCHKG**	**BOC (BVI)**
Aggregate long position in shares and underlying shares	7,004,340,277	6,961,755,277	6,961,755,277
% of total issued shares of the Company	66.25%	65.85%	65.85%
Capacity in which such interests are held	Through controlled corporation (Notes 1, 2 and 3)	Through controlled corporation (Note 1)	Held 6,959,753,556 shares as beneficial owner Held 2,001,721 shares through controlled corporation (Note 4)
Nature of such interests			
1. Interests in shares	6,986,155,277	6,961,755,277	6,961,755,277
2 Interests under equity derivatives			
◦ Cash settlec	10,000,000	–	–
◦ Physically settled	8,185,000	–	–

Notes:

1. BOC holds the entire issued share capital of BOCHKG which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
2. BOC holds the entire issued share capital of BOC Investment which in turn holds 94.5% of the issued share capital of BOC Insurance which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
3. BOC holds the entire issued share capital of BOCI which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 13,000,000 shares of the Company and an interest in 18,185,000 shares under equity derivatives of which an interest in 10,000,000 shares is cash settled and an interest in 8,185,000 shares is physically settled.
4. BOC (BVI) holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and Hua Chiao had an interest in 2,001,721 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2003, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Pursuant to a placing agreement dated 15 December 2003, BOC (BVI) sold 1,070,000,000 shares of the Company (approximately 10.12% of the Company's issued share capital) to independent investors at a price of HK$13.70 per share. Upon completion of the placing, BOC's shareholding in the Company was reduced to 66.25% and the Company's public shareholding was increased to 33.75%. The placing was completed on 18 December 2003.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions for which the Stock Exchange has granted a waiver and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been agreed with the Stock Exchange, such caps were not exceeded.

Audit Committee and Compliance Committee

The Audit Committee consists of five Non-executive Directors, four of whom, including the chairman, are Independent Non-executive Directors. The members of the Audit Committee are: Mr. Shan Weijian (Chairman), Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Ambassador Yang Linda Tsao and Mr. Zhou Zaiqun. In addition to assisting the Board in fulfilling its oversight responsibilities, the functions of the Audit Committee also include reviewing significant accounting policies and supervising the Company's financial reporting process; monitoring the performance of both the internal and external auditors; reviewing and examining the effectiveness of the Company's financial reporting procedures and internal controls; ensuring compliance with applicable statutory accounting and reporting requirements, legal and regulatory requirements, and internal rules and procedures approved by the Board. The Head of the Audit Department reports directly to the Board and to the Audit Committee.

The Audit Committee has set up the Compliance Committee, which consists of six members, all of whom are experienced professionals in the legal or accounting fields. The members of the Committee are: Ms. Wang Qi (Chairman), Mr. Yeung Jason Chi Wai (Vice Chairman), Ms. Liu Yanfen, Mr. Chen Xiaoxin, Mr. Chiu Ming Wah and Mr. Wang Andrew Wei Hung. The Compliance Committee is responsible for monitoring the Company's legal and compliance matters and reporting to the Audit Committee in this respect.

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Results of operations against budget will be reported quarterly to the Board and the Audit Committee. If there are significant changes in relation to the operations, a revised budget will be submitted to the Board for review in a timely manner.

Compliance with the Guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The Accounts for the year ended 31 December 2003 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Compliance with the Code of Best Practice of the Listing Rules

The directors confirm that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

Auditors

The Accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board



XIAO Gang
Chairman
Hong Kong, 22 March 2004



WELL-PREPARED

Seismograph
候風地動儀

Originating in China, the first instrument in the world to accurately detect and predict earthquakes

CORPORATE GOVERNANCE

We believe sound corporate governance is crucial to our development in the long term and we aspire to the highest standards of governance. Our governance policy and practices embody a high degree of transparency, responsibility and accountability. To safeguard the interests of shareholders, customers, staff and other stakeholders, we are committed to embracing international best practices and, as a listed financial institution in Hong Kong, complying with the guidelines and rules of the HKMA and the Stock Exchange.

Governance Structure

Our governance structure is one that is overseen by the Board, with special emphasis on the supervisory role of the Independent Non-executive Directors. At the same time, it also clearly separates the roles and responsibilities of the Board and the Management.

The Board forms the core of our governance structure. It is primarily responsible for formulating the Group's long-term development strategies and plans as well as setting business targets. It takes care of the selection, evaluation and remuneration of the senior management. It also provides guidance and supervision to the Management.

Under the Board, there are three standing committees, namely, Audit Committee, Risk Management Committee, and Nomination and Remuneration Committee. The committees perform distinct roles in accordance with their respective terms of reference and assist the Board in supervising the performance of the Management.

The Management answers to the Board and is responsible for implementing the business strategies and plans agreed by the Board and running the Group on a daily basis. It reports to the Board on both a regular and a needs-be basis on matters relating to the performance of the Group.

The Board is headed by the Chairman whereas the Management is headed by the Chief Executive. The roles of the Chairman and the Chief Executive are clearly separated.

Under this governance structure, all major transactions, acquisitions, investments and disposals of assets must be reviewed and approved by the Board. The Board also reviews and approves the Group's annual budget and business plans.

The Board

The composition of the Board is such that Non-executive Directors form the majority in order to ensure the highest degree of impartiality and objectivity of the Board in supervising the Management.

As at the end of 2003, the Board comprised 12 Directors, of whom four were Independent Non-executive Directors, seven were Non-executive Directors and one was Executive Director. In addition, the Board is assisted by a highly experienced and reputable person as its Senior Adviser. The Senior Adviser is invited to attend Board meetings and give objective advice to the Board. The term of appointment of the Non-executive Directors and the Senior Adviser is three years from the date of appointment. For detailed information regarding the Directors, please refer to the "Board of Directors and Senior Management" section of this Summary Financial Report.

The following changes occurred in the composition of the Board since the last summary financial report:

On 28 May 2003, Chairman Liu Mingkang and Vice Chairman and Chief Executive Liu Jinbao resigned from the Board. On the same day, Mr. Xiao Gang was appointed Chairman and Mr. He Guangbei Vice Chairman and Chief Executive.

On 11 July 2003, Independent Non-executive Director Chia Pei-yuan resigned from the Board for personal reasons.

On 12 November 2003, Ambassador Yang Linda Tsao was appointed Independent Non-executive Director of the Board with immediate effect.

On 2 February 2004, Non-executive Director Ping Yue retired from the Board.

To enhance the independence and impartiality of the Board, we will consider appointing more Independent Non-executive Directors.

Except for the Independent Non-executive Directors and Senior Adviser, all the Directors of the Board are also members of the Board of BOC, the Company's ultimate holding company. Mr. Xiao Gang and Mr. Sun Changji are also the Chairman and Vice Chairman of BOC respectively.

The Board held five meetings during 2003. Individual attendance records are as follows:

Director/Senior Adviser	**Number of board meetings attended**	**Attendance rate**
Non-executive Directors		
Mr. XIAO Gang (Chairman) (Note 1)	4 out of 4	100%
Mr. SUN Changji (Vice Chairman) (Note 2)	4 out of 5	80%
Mr. PING Yue (Note 3)	5 out of 5	100%
Mr. HUA Qingshan (Note 4)	4 out of 5	80%
Mr. LI Zaohang	5 out of 5	100%
Mr. ZHOU Zaiqun (Note 5)	3 out of 5	60%
Ms. ZHANG Yanling	5 out of 5	100%
Independent Non-executive Directors		
Dr. FUNG Victor Kwok King	5 out of 5	100%
Mr. SHAN Weijian	5 out of 5	100%
Mr. TUNG Chee Chen	5 out of 5	100%
Ambassador YANG Linda Tsao (Note 6)	0 out of 1	0%
Executive Director		
Mr. HE Guangbei (Vice Chairman and Chief Executive) (Note 7)	5 out of 5	100%
Senior Adviser		
Mr. NEOH Anthony Francis	5 out of 5	100%

Notes:

1. Mr. Xiao was appointed Director and Chairman of the Board in May 2003.
2. Mr. Sun could not attend the meeting on 17 June 2003 for business reasons.
3. Mr. Ping retired from the Board with effect from 2 February 2004.
4. Mr. Hua could not attend the meeting on 1 December 2003 for business reasons.
5. Mr. Zhou could not attend the two meetings in May and June for health reasons.
6. Ambassador Yang was appointed to the Board in November 2003. She could not attend the meeting on 1 December due to family bereavement.
7. Mr. He was appointed Vice Chairman and Chief Executive in May 2003.

The Board Committees

Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

The Committee held 11 meetings during the year. Individual Directors' attendance records are as follows:

Director (Note 1)	**Number of committee meetings attended**	**Attendance rate**
Mr. SHAN Weijian (Chairman)	11 out of 11	100%
Mr. PING Yue (Note 2)	11 out of 11	100%
Mr. ZHOU Zaiqun (Note 3)	2 out of 11	18%
Dr. FUNG Victor Kwok King	11 out of 11	100%
Mr. TUNG Chee Chen	11 out of 11	100%

Notes:
1. Ambassador Yang Linda Tsao was appointed Independent Non-executive Director of the Board in November 2003 and became a member of the Audit Committee on 30 January 2004.
2. Mr. Ping resigned from the Board and the Audit Committee on 2 February 2004.
3. Mr. Zhou could not attend nine of the meetings held between May and August 2003 for health reasons.

Risk Management Committee

The Risk Management Committee is responsible for scrutinising, approving and monitoring the Group's risk management policies, procedures and execution. It also evaluates whether the Group's risk management is in line with the established strategies, policies and procedures.

Because the work of the Risk Management Committee is closely related to the Group's operation, we have initiated a number of reforms in 2003, with a view to increasing operational efficiency and mitigate the duplication of roles.

In September, the Risk Control Committee, previously under the Risk Management Committee, was dissolved. The Risk Management Committee was reconstituted to include only Non-executive Directors and the Senior Adviser. The Committee's chairman is Mr. Xiao Gang. The other members are Mr. Anthony Neoh, Mr. Hua Qingshan and Ms. Zhang Yanling. Having regard to the monitoring guidelines of the HKMA and with a view to enhancing corporate governance, we have ensured that the role of the Committee is more clearly defined and comprehensive.

We are pleased to report that after the above reforms, the Committee functions more efficiently and effectively than before, thus further enhancing our capabilities in risk control.

The Committee held four meetings during the year. Individual attendance records are as follows:

Director/Senior Adviser	Number of committee meetings attended	Attendance rate
Mr. XIAO Gang (Chairman) (Note 1)	3 out of 3	100%
Mr. NEOH Anthony Francis (Note 2)	3 out of 3	100%
Mr. HUA Qingshan	3 out of 4	75%
Ms. ZHANG Yanling	3 out of 4	75%

Notes:
1. Mr. Xiao was appointed Director and Chairman of the Board in May 2003 and Chairman of the Risk Management Committee in September 2003.
2. Mr. Neoh was appointed a member of the Committee in September 2003.

Nomination and Remuneration Committee

In September 2003, the Board resolved to expand the terms of reference of the former Remuneration Committee and also renamed it Nomination and Remuneration Committee.

The Committee is responsible for assisting the Board in ensuring that the Group's human resources and remuneration policies as well as the selection of Directors and senior management are in line with the Group's overall development strategies.

The Committee now consists of five members, including Mr. Sun Changji, Vice Chairman of the Board, three Independent Non-executive Directors and one Non-executive Director. It met three times during 2003 and individual members' attendance records are as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SUN Changji (Chairman)	3 out of 3	100%
Mr. LI Zaohang	3 out of 3	100%
Dr. FUNG Victor Kwok King	1 out of 3	33%
Mr. SHAN Weijian	3 out of 3	100%
Mr. TUNG Chee Chen	3 out of 3	100%

Directors' Transactions

Based on the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules, the Company has established and been implementing its own "Code for Securities Transactions by Directors" (the "Code"). The Code imposes stricter control than the Model Code on Director's securities transactions. The Company is not aware of any non-compliance with the Code in 2003.

Auditors' Fees

The Accounts for the year ended 31 December 2003 were audited by PricewaterhouseCoopers at a total fee of HK$29 million that was approved by the Audit Committee and the Board.

The Group also paid PricewaterhouseCoopers a fee of HK$9 million for non-audit services.



Shareholders' Rights

The Company ensures that shareholders can enjoy the rights as prescribed in prevailing laws and regulations as well as the Company's Memorandum and Articles of Association, including but not limited to the following.

1. Shareholders holding not less than 5 percent of the issued share capital of the Company may request the Board to call an extraordinary general meeting. The said request must be made in writing specifying the purpose of the meeting, signed by the party who makes the request and delivered to the Company's registered office.

2. The following persons (the "requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting :

   (a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

   (b) any group of at least 50 shareholders holding together at least 20,000 shares of the Company.

   The request must be made in writing, signed by the requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

Shareholders who have any questions for the Board may write to the Company Secretary. The address is 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.



Disclosure and Investor Relations

As a listed company, we are in compliance with the requirements as stipulated in the laws and regulations of Hong Kong as well as the Listing Rules in connection with the disclosure of price sensitive information to enable the public to appraise the position of the Group. We also try to enhance such disclosure on a continuous basis.

During 2003, there was no major change to the Company's Memorandum and Articles of Association. However, in order to bring the Company's Articles of Association in line with changes to the Companies Ordinance and amendments to the Listing Rules that came into effect in February and March 2004 respectively as well as the draft Code on Corporate Governance Practices released by the Stock Exchange in January 2004, the Directors propose to amend the Company's Articles of Association at the 2004 AGM. For details, please refer to the notice of the meeting.

As at 31 December 2003, the senior management (means those individuals whose biographical details are disclosed in this Summary Financial Report and includes the Chief Executive) has outstanding options to subscribe a total of 4,879,000 shares of the Company.

As at 31 December 2003, BOC was holding, through its subsidiaries, approximately 66.25% of the issued share capital of the Company. Other than BOC, we are not aware of any party that holds more than 5% of the Company's issued shares.

As at 31 December 2003, the number of shares held by the public was approximately 3,568 million or 33.75% of the issued share capital of the Company that was valued at HK$52 billion (based on the closing price of HK$14.60 on 31 December 2003).

The Company's first AGM after public listing was held on 29 May 2003. All the resolutions were passed by a large majority of votes at the meeting.

Project Tian Xing Jian and Enhancement of Corporate Governance

In June 2003, the Board set up a Special Committee to undertake a comprehensive review of the credit approval process, risk management and corporate governance of the Group in light of a loan to New Nongkai Global Investments Limited in 2002. The members of the Special Committee included the Senior Adviser to the Board and two Independent Non-executive Directors. The audit firms of KPMG and Moores Rowland were engaged to conduct the review and a specialist from overseas was appointed to give expert advice. The Special Committee's review was completed and its full report published in September 2003.

Based on the recommendations of the Special Committee, we soon launched Project Tian Xing Jian that aims at improving the Group's systems and mechanisms relating to top-level control, credit risk management and control, interest risk management, legal and compliance, internal control and so on.

Ensuring good corporate governance is our strategic goal and continuous task. Project Tian Xing Jian gives us an excellent opportunity to conduct an internal review and improve ourselves further. In the coming year, we will continue to implement the Project and enhance the Group's corporate governance in accordance with established regulations, guidelines and international best practices, with special emphasis on enhancing the Board's functions, building a corporate culture and perfecting information disclosure. As Project Tian Xing Jian continues to make progress, we believe we can attain higher standards in our corporate governance.





FOCUSED DIRECTION

Ancient Compass
司南

The forerunner of compasses today, a significant contribution China made to modern civilization


中国銀行(香港)
CHINA

The Group recognises the significant role employees play in the Group's business development and growth. Value can only be created for customers and shareholders by well-trained and motivated staff working in a stimulating and rewarding environment. Employee productivity gains have been made by optimising human resources and driving organisational change, in addition to achieving greater operational efficiency through effective resource allocation. Apart from upgrading the quality of staff, the Group has developed a set of coherent corporate values with a customer-centric approach in alignment with the Group's business goals. It aims to build an energetic, enthusiastic and professional team with the fostering of a new corporate culture, the establishment of a good incentive and performance measurement system plus comprehensive training programmes, and by creating a transparent working environment that facilitates effective communications.

Restructure Remuneration Programmes and Improve Appraisal System

In line with the Group's strategy, we continued to devote considerable effort to restructuring staff remuneration and establishing a more competitive remuneration policy in 2003. This aims to effectively motivate, retain and attract talent. In preparation for the launch of the new task-based remuneration system, the Group used representative and scientific job evaluation tools to enhance organisational structure and job design, as well as re-define job responsibilities.

Staff are motivated towards achieving the goal of maximising shareholder value. Following recommendations by external consultants and in accordance with the best market practices, the Group continues its strategy of linking performance to reward. Hence, various incentives plans were implemented in 2003, including a bonus allocation programme tied to the overall performance of the Group, departmental operations and individuals. During the year, the *Sales Incentive Scheme for Retail Banking Business* was put into effect. The Group also reviewed overall incentive policy in order to further improve the existing annual bonus plan and other specific incentive schemes.


中銀香港2003年保齡球賽

In relation to the *Pre-listing Share Option Scheme*, a long-term incentive scheme rolled out during the Group's IPO in July 2002, a portion of the options granted was exercised in 2003.

To lift staff performance levels and foster an achievement-oriented culture, the Group thoroughly studied a performance-based management system utilising advanced appraisal techniques, which is scheduled to be implemented in 2004. The new system will emphasise a process of defining job objectives, reviewing and appraising performance to ensure that personal performance goals are aligned with the long-term objectives of the Group.

Enhance Staff Training and Recruitment

In 2003, the Group's Training and Development Centre offered approximately 1,000 courses, and had accepted more than 60,000 staff enrollments. Staff members at every level are required to attend compliance training classes. This is to ensure that staff from various departments are well aware of the necessary compliance procedures and kept abreast of the latest information. Furthermore, a series of sales and service training programmes was rolled out to branches during the year, effectively enhancing the quality of service at branches and the marketing skills of front-line staff. To encourage self-development and enhance the professionalism of senior executives, the Group designed and organised a number of training workshops on legal and compliance, corporate governance, corporate culture, service excellence and team building.

The Group successfully launched its e-learning management-training programme, which promotes lifelong learning and enables staff to learn anytime, anywhere. Helping staff to continually upgrade their skills, the programme raises the quality of the Group's existing human resources and adapts to future business needs.

The Group recruited university undergraduates by conducting a six-month tailor-made staff orientation programmes twice during the year. Other high calibre candidates were also hired through various channels, including international consulting firms, with senior management vacancies being filled by experienced professionals.

Professional assessment tests were used to screen candidates during the recruitment process. Through an internet-based platform, more efficient and accessible tools were used to identify suitable candidates.

Increase Effectiveness of Communication Channels to Strengthen Employee Relations

The Group values its relationship with its staff. During the year, it collected employee opinions through a variety of channels — meetings at the branch and division levels, visits by the management to branches, and a staff opinion survey — to enhance communications between management and staff. In addition, staff are encouraged to make suggestions on how to improve policies and procedures, bank operations and management, with the aim to enhance overall efficiency.

During the year, the contributions and achievements of staff were recognised at the *BOCHK Distinguished Awards Presentation Ceremony 2002*. There were 859 staff members and 35 departmental units that received outstanding performance awards. The Group also promotes employee relations through other activities, such as bowling and other various sports tournaments. Staff are encouraged to join charitable activities; some 2,200 joined the *Walk for Millions in the New Territories* and more than 1,000 participated in the *BOCHK Walkalong for Light*. In 2003, it was estimated that more than 4,500 staff joined charitable and volunteer activities in different sectors of the society.


香港管弦樂團 2003/2004 樂季揭幕音樂會
The Hong Kong Philharmonic Orchestra
Music Addition

Mr Tung Chee Hwa, Chief Executive of HKSAR (4th from right), accompanied by Mr He Guangbei, our Vice Chairman and Chief Executive (3rd from right), Dr the Hon Patrick Ho, Secretary for Home Affairs of HKSAR (3rd from left), Mrs Harriet W Tung (4th from left) and Mrs Davina Francescotti (2nd from right), Co-chairwomen of the Ladies Committee of Hong Kong Philharmonic Society, and other guests, officiated at the ceremony of the Hong Kong Philharmonic Society 2003/2004 Season's Opening, Music Addition

As a leading banking group in Hong Kong and an active member of the community, the Group participates in and supports numerous social and community activities in Hong Kong, Macau and the Mainland of China. Through the co-operation with BOCHK Charitable Foundation (the "Charitable Foundation"), the Group has supported and pioneered a number of charitable activities related to education and training, medical and health, sports and recreation, environmental protection, social welfare and assistance to the needy.

Combating SARS

During the early part of the year, particularly from March to May, Hong Kong was adversely affected by the SARS outbreak. The Group was committed to caring for and protecting the health of 13,000 staff while providing services to customers in a quality hygienic environment. At the same time, joining hands with the whole society in the prevention and combat of SARS became a top priority for the Charitable Foundation. It helped the Hong Kong Red Cross prepare precautionary health packs and care packages for senior citizens living alone. Together with the School of Chinese Medicine of the Hong Kong Baptist University, it made 21,000 packets of Chinese medicine for the frontline medical staff of United Christian Hospital and Our Lady Hospital. The Charitable Foundation also sponsored the Charity Gala Dinner Show *Take Off with Hong Kong* to boost spirits during this trying time.

Promoting Public Health

With donations from the Charitable Foundation, the Hong Kong Baptist University Bank of China (Hong Kong) Chinese Medicines Centre was set up to help the research and development of Chinese medicine and pave the way for the standardisation and modernisation of Chinese medicine. The Centre displays more than 1,000 pieces of rare plant and animal specimens, some of which are categorised as national treasures. The establishment of the Centre no doubt creates favourable conditions for the research and analysis of Chinese medicine. Resources are now available for teaching and research purposes, and a reference library is open to help the general public identify Chinese herbs and differentiate between counterfeit and genuine Chinese herbs.

Promoting Harmony

Introspective of SARS, the society is placing greater importance on health and family. To promote harmony and in support of stronger family relationships, the Charitable Foundation organised *BOCHK Family Fun Day*, held on the Father's Day in 2003 immediately after the SARS outbreak. An event meant for the expression of love and thanks to fathers, it also raised funds for Yan Chai Hospital.

In mid-2003, the Charitable Foundation organised the second annual *Bank of China (Hong Kong) Badminton Doubles League Family Fun Day*, at which parents and children had the opportunity to participate as a team. The Fun Day was a popular event and it saw the number of families participating triple from 2002.

The Group encourages young people to contribute to society during the summer holidays, and the Charitable Foundation once again supported the *BOC Dynamic Teams of Love and Care Campaign*. With exposure to four types of volunteer service, participants raised the level of volunteer spirit and gained experience in serving the society.

Building a Greener Future

Every citizen has the responsibility to contribute to building a *Green Hong Kong*. SARS reminded us of the importance of a clean environment. Meanwhile, the Group continues to place a priority on the promotion of environmental awareness amongst the younger generation. The Charitable Foundation has sponsored the *Hong Kong Green School Award* for four consecutive years, to foster a sense of caring for the environment among primary and secondary students. It has also committed to the sponsorship of the first and second *Hong Kong Green Pre-School Award*, with the aim to enhance environmental education among pre-school students. The number of participating schools has increased year to year, with nearly 200 schools joining the campaign in 2003.



The skillful athletes of the Inter-school Sports Competition endeavoured to make records

The Charitable Foundation sponsored the *Renewable Energy Programme*, initiated by the Better Environment Hong Kong Association to study the feasibility of converting organic and chemical wastes into diesel.

Nurturing Our Future Pillars

Education of the younger generation is a cornerstone for the future development of our society, and it has become a key sponsorship area for the Charitable Foundation. During the year, the Charitable Foundation continued to provide scholarships and bursaries to the University of Hong Kong, Chinese University of Hong Kong, University of Science and Technology, Hong Kong Polytechnic University, City University, Baptist University, Lingnan University, the Open University, Shue Yan College and the Hong Kong Institute of Education. By the end of 2003, a total of 616 students have been benefited from our tertiary education scholarships and bursaries.

Supporting Sports Development and Recreation

Promotion of sports is good for public health. To further support the development of the sport of badminton locally, the Charitable Foundation has been sponsoring the *Hong Kong Badminton Promotion Scheme* since 1999, with total participants in the Scheme reaching 220,000 by the end of 2003. The

Charitable Foundation also organised the *Bank of China (Hong Kong) Badminton Ambassadors School Roving Demonstration* for primary and secondary schools. Since its formation, the ambassador teams have visited 14 schools and reached out to 2,800 students. Featuring a wide range of activities to promote the sport of badminton, the programme has been well received by the youngsters in Hong Kong.

The Group supported youth sports development in a broader scope with sponsorship of *The Inter-school Sports Competition — Hong Kong Island and Kowloon Secondary Schools Region*, the largest school sports competition of its kind in Hong Kong. Amongst the event's activities, the *BOCHK Bauhinia Bowls Award* recognises the most outstanding students in sport. The Charitable Foundation established a new award in 2003, the Outstanding Athlete Award, for the young athletes with the most remarkable performance in each one of the 41 categories of sports. More than 250 schools and 37,000 athletes participated in the competition during the year.

In addition to sports projects, the Charitable Foundation sponsored the Hong Kong Philharmonic Orchestra's 2003/2004 Season's Opening, *Music Addition*, to help enrich cultural life. It also donated HK$500,000 to the China Space Foundation to support China space research and development, following the successful launch of China's first manned spaceship in mid-October and the visit of the manned space mission to Hong Kong in early November.

Contributing to the Society

In early 2003, the Charitable Foundation participated in the *Walk for Millions in the New Territories* followed by its donation of $100 and $500 banknotes from the new series to The Community Chest in support of services for the disabled in November 2003. The Charitable Foundation also helped set up a brand new fund, The *Community Chest BOCHK Rainbow Fund*, with donations of HK$1 million. The fund provides emergency relief to the needy.

Our sponsorship of the *Let There Be Light* charity walk organised by the Hong Kong Society for the Blind raised funds for rehabilitation services for the visually impaired and the blind in Hong Kong.

In 2003, the Charitable Foundation continued to sponsor the *BOCHK Walkalong for Light* by Lifeline Express. This charity walk aims to raise funds for free medical treatment provided to blind cataracts patients in the remote areas of the Mainland of China. Over HK$3 million was raised in this activity. More than 1,000 employees from BOCHK joined thousands of citizens in the Walk.

The Charitable Foundation also continues to sponsor fund-raising events organised by local charitable institutions. To name just a few, donations were made to the Tung Wah Group of Hospital's annual *Charity Gala Show*, serving as the Diamond Sponsor for the sixth consecutive year under the *Annual Diamond Sponsor Scheme* of Po Leung Kuk, as well as attending the Pok Oi Hospital's television fund-raising events. In 2003, the Charitable Foundation assisted six charitable organisations by enclosing 2.09 million appeal leaflets and pamphlets in BOCHK's bank statement inserts. These generated positive responses from our broad customer base.


中國銀行(香港)
FUN FUN

Bank of China (Hong Kong) Badminton Family Fun Day, organised to promote harmonious family relationships, has been enthusiastically received


CLASS
FROM NOW UNTIL 31-5-2004

Financial Section

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2003 HK$'m	As restated 2002 HK$'m
Interest income	**17,759**	21,463
Interest expense	**(4,885)**	(7,521)
Net interest income	**12,874**	13,942
Other operating income	**4,379**	4,172
Operating income	**17,253**	18,114
Operating expenses	**(5,658)**	(6,025)
Operating profit before provisions	**11,595**	12,089
Charge for bad and doubtful debts	**(1,671)**	(2,855)
Operating profit after provisions	**9,924**	9,234
Net loss from disposal/revaluation of fixed assets	**(1,121)**	(1,032)
Write-back of provision/(provision) for impairment on held-to-maturity securities and investment securities	**30**	(7)
Net loss on disposal of a subsidiary	**(1)**	–
Provision for impairment on investments in associates	**(132)**	(27)
Share of profits less losses of associates	**(9)**	(100)
Profit before taxation	**8,691**	8,068
Taxation	**(589)**	(1,154)
Profit after taxation	**8,102**	6,914
Minority interests	**(139)**	(127)
Profit attributable to shareholders	**7,963**	6,787
Dividends	**5,445**	4,208
	HK$	HK$
Earnings per share	**0.7532**	0.6419

The notes on pages 68 to 79 form part of these Summary Financial Statements.

CONSOLIDATED BALANCE SHEET

As at 31 December

	2003 HK$'m	As restated 2002 HK$'m
ASSETS		
Cash and short-term funds	**134,106**	115,075
Placements with banks and other financial institutions maturing between one and twelve months	**78,240**	80,159
Trade bills	**691**	592
Certificates of deposit held	**18,776**	17,528
Hong Kong SAR Government certificates of indebtedness	**31,460**	29,110
Held-to-maturity securities	**101,065**	94,227
Investment securities	**53**	46
Other investments in securities	**71,400**	64,360
Advances and other accounts	**300,094**	308,332
Investments in associates	**278**	483
Fixed assets	**17,582**	20,212
Other assets	**8,842**	5,412
Total assets	**762,587**	735,536
LIABILITIES		
Hong Kong SAR currency notes in circulation	**31,460**	29,110
Deposits and balances of banks and other financial institutions	**41,347**	29,957
Deposits from customers	**600,642**	600,977
Certificates of deposit issued	**2,432**	–
Other accounts and provisions	**25,289**	17,707
Total liabilities	**701,170**	677,751
CAPITAL RESOURCES		
Minority interests	**1,156**	1,114
Share capital	**52,864**	52,864
Reserves	**7,397**	3,807
Shareholders' funds	**60,261**	56,671
Total capital resources	**61,417**	57,785
Total liabilities and capital resources	**762,587**	735,536

The notes on pages 68 to 79 form part of these Summary Financial Statements.

Approved by the Board of Directors on 22 March 2004 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

NOTES TO THE SUMMARY FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

These Summary Financial Statements have been prepared from the Accounts for the year ended 31 December 2003.

The Accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet financial instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the SSAPs issued by the HKSA. In addition, the Accounts comply fully with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The Accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of the Accounts are consistent with those used in the preparation of the Accounts for the year ended 31 December 2002. In the current year, the Group has adopted SSAP 12 (revised) "Income taxes" issued by the HKSA, which is effective for accounting periods commencing on or after 1 January 2003.

The significant impact of adopting this SSAP has been shown on the respective notes.

2. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2003 of approximately HK$7,963 million (2002: HK$6,787 million, as restated) and on the ordinary shares in issue of 10,572,780,266 shares (2002: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2003 (2002: Nil).

3. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) *Directors' emoluments*

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

	2003 HK$'m	2002 HK$'m
Fees	**2**	3
Other emoluments for executive directors		
– basic salaries and allowances	**4**	4
– discretionary bonuses	**–**	1
– others (including benefits in kind)	**1**	–
	7	8

3. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) Directors' emoluments (continued)

Emoluments of the directors were within the following bands:

	Number of directors	
	2003	2002
Up to HK$1,000,000	**13**	12
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**1**	–
HK$5,000,001 – HK$5,500,000	**–**	1

The aggregate amount of emoluments paid to the Independent Non-executive Directors during the year was HK$700,000 (2002: HK$800,000).

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. During the year, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2002: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2002: 4) during the year are as follows:

	2003 HK$'m	2002 HK$'m
Basic salaries and allowances	**9**	9
Discretionary bonuses	**1**	1
Others (including pension contributions)	**1**	1
	11	11

Emoluments of individuals were within the following bands:

	Number of individuals	
	2003	2002
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**2**	2
HK$3,000,001 – HK$3,500,000	**1**	2

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the 5 highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

4. FIXED ASSETS

	2003				
	Premises HK$'m	Investment properties HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Cost or valuation					
At 1 January 2003	**13,445**	**5,725**	**39**	**3,524**	**22,733**
Additions	**–**	**27**	**–**	**342**	**369**
Disposals	**(312)**	**(735)**	**–**	**(269)**	**(1,316)**
Disposal of a subsidiary	**(160)**	**–**	**–**	**(1)**	**(161)**
Revaluation	**(994)**	**(370)**	**–**	**–**	**(1,364)**
Reclassification	**(347)**	**347**	**–**	**–**	**–**
At 31 December 2003	**11,632**	**4,994**	**39**	**3,596**	**20,261**
Accumulated depreciation and impairment losses					
At 1 January 2003	**2**	**–**	**7**	**2,512**	**2,521**
Depreciation for the year	**372**	**–**	**–**	**239**	**611**
Disposals	**–**	**–**	**–**	**(245)**	**(245)**
Disposal of a subsidiary	**(3)**	**–**	**–**	**–**	**(3)**
Write-back on revaluation	**(205)**	**–**	**–**	**–**	**(205)**
At 31 December 2003	**166**	**–**	**7**	**2,506**	**2,679**
Net book value					
At 31 December 2003	**11,466**	**4,994**	**32**	**1,090**	**17,582**
At 31 December 2002	13,443	5,725	32	1,012	20,212
The analysis of cost or revaluation of the above assets is as follows:					
At 31 December 2003					
At cost	**–**	**–**	**39**	**3,596**	**3,635**
At valuation	**11,632**	**4,994**	**–**	**–**	**16,626**
	11,632	**4,994**	**39**	**3,596**	**20,261**
At 31 December 2002					
At cost	–	–	39	3,524	3,563
At valuation	13,445	5,725	–	–	19,170
	13,445	5,725	39	3,524	22,733

4. FIXED ASSETS (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2003 HK$'m	2002 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**7,051**	8,217
On medium-term lease (10 – 50 years)	**4,152**	4,942
On short-term lease (less than 10 years)	**2**	3
Held outside Hong Kong		
On long-term lease (over 50 years)	**40**	53
On medium-term lease (10 – 50 years)	**215**	222
On short-term lease (less than 10 years)	**6**	6
	11,466	13,443

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2003 HK$'m	2002 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**4,070**	4,666
On medium-term lease (10 – 50 years)	**792**	929
Held outside Hong Kong		
On long-term lease (over 50 years)	**34**	37
On medium-term lease (10 – 50 years)	**98**	93
	4,994	5,725

Premises are included in the balance sheet at directors' valuation, having regard to the valuation carried out on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited, on the majority of the premises. Investment properties were also revalued on the basis of their open market value by Chesterton Petty Limited. Revaluations of the Group's premises and investment properties were performed at 30 June 2003 and 31 October 2003.

The results of the June revaluations were fully incorporated into the accounts at 30 June 2003.

With respect to the October revaluations, the change in valuation of investment properties was charged to the profit and loss account. As there was no material change in valuation since the previous revaluation at 30 June 2003, no adjustment was made to the carrying amount of premises.

Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2003.

4. FIXED ASSETS (continued)

As a result of the above-mentioned revaluations, decreases in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves and the profit and loss account respectively as follows:

	2003		
	Premises HK$'m	**Investment properties HK$'m**	**Total HK$'m**
Decrease in valuation debited to property revaluation reserves	**(48)**	**–**	**(48)**
Decrease in valuation charged to profit and loss account	**(741)**	**(370)**	**(1,111)**
	(789)	**(370)**	**(1,159)**

	2002		
	Premises HK$'m	Investment properties HK$'m	Total HK$'m
Increase/(decrease) in valuation credited/(debited) to property revaluation reserves	46	(13)	33
Decrease in valuation charged to profit and loss account	(771)	(206)	(977)
	(725)	(219)	(944)

As at 31 December 2003, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,653 million (2002: HK$7,448 million).

5. TAX LIABILITIES

	2003 HK$'m	2002 HK$'m
Current taxation (Note a)	**355**	544
Deferred taxation (Note b)	**341**	328
	696	872

The amounts have been included in "Other accounts and provisions".

5. TAX LIABILITIES (continued)

(a) Current taxation

	2003 HK$'m	2002 HK$'m
Hong Kong profits tax	**349**	531
Overseas taxation	**6**	13
	355	544

(b) Deferred taxation

During the year, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to SSAP 12 (revised) "Income taxes". The adoption of SSAP 12 (revised) "Income taxes" represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year showing the impact of the adoption of SSAP 12 (revised) "Income taxes", are as follows:

	2003					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2003, as previously reported	11	–	–	–	–	11
Effect of adoption of SSAP 12 (revised)	236	1,043	(2)	(1,009)	2	270
At 1 January 2003, as restated	247	1,043	(2)	(1,009)	2	281
Charged/(credited) to profit and loss account	15	(48)	(1)	73	16	55
Credited to equity	–	(11)	–	–	–	(11)
At 31 December 2003	262	984	(3)	(936)	18	325

5. TAX LIABILITIES (continued)

(b) Deferred taxation (continued)

	2002					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2002, as previously reported	8	–	–	–	–	8
Effect of adoption of SSAP 12 (revised)	197	1,230	(4)	(1,039)	(2)	382
At 1 January 2002, as restated	205	1,230	(4)	(1,039)	(2)	390
Charged/(credited) to profit and loss account	39	(189)	2	30	4	(114)
Acquisition of a subsidiary	3	–	–	–	–	3
Charged to equity	–	2	–	–	–	2
At 31 December 2002, as restated	247	1,043	(2)	(1,009)	2	281

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2003 HK$'m	2002 HK$'m
Deferred tax assets (Note)	**(16)**	(47)
Deferred tax liabilities	**341**	328
	325	281

Note: This amount has been included in "Other assets".

5. TAX LIABILITIES (continued)

(b) Deferred taxation (continued)

	2003 HK$'m	2002 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(961)**	(1,029)
Deferred tax liabilities to be settled after more than twelve months	**274**	262
	(687)	(767)

6. SHARE CAPITAL

	2003 HK$'m	2002 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

7. RESERVES

	2003 HK$'m	As restated 2002 HK$'m
Premises revaluation reserve	**62**	99
Translation reserve	**(3)**	(2)
Retained earnings	**7,338**	3,710
	7,397	3,807

8. SEGMENTAL REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

8. SEGMENTAL REPORTING (continued)

(a) By class of business

	2003					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	9,392	2,982	500	12,874	–	12,874
Other operating income	3,116	918	832	4,866	(487)	4,379
Operating income	12,508	3,900	1,332	17,740	(487)	17,253
Operating expenses	(4,373)	(162)	(1,610)	(6,145)	487	(5,658)
Operating profit/(loss) before provisions	8,135	3,738	(278)	11,595	–	11,595
Charge for bad and doubtful debts	(1,671)	–	–	(1,671)	–	(1,671)
Operating profit/(loss) after provisions	6,464	3,738	(278)	9,924	–	9,924
Net loss from disposal/revaluation of fixed assets	–	–	(1,121)	(1,121)	–	(1,121)
Write-back of provision for impairment on held-to-maturity securities and investment securities	–	29	1	30	–	30
Net loss on disposal of a subsidiary	–	–	(1)	(1)	–	(1)
Provision for impairment on investments in associates	–	–	(132)	(132)	–	(132)
Share of profits less losses of associates	–	–	(9)	(9)	–	(9)
Profit/(loss) before taxation	6,464	3,767	(1,540)	8,691	–	8,691
Assets						
Segment assets	310,008	432,947	18,439	761,394	–	761,394
Investments in associates	–	–	278	278	–	278
Unallocated corporate assets	–	–	915	915	–	915
	310,008	432,947	19,632	762,587	–	762,587
Liabilities						
Segment liabilities	621,211	77,671	648	699,530	–	699,530
Unallocated corporate liabilities	–	–	1,640	1,640	–	1,640
	621,211	77,671	2,288	701,170	–	701,170
Other information						
Additions of fixed assets	–	–	369	369	–	369
Depreciation	–	–	611	611	–	611
Amortisation of premium/discount of held-to-maturity securities	–	544	–	544	–	544
Non-cash expenses other than depreciation/amortisation	1,671	–	–	1,671	–	1,671

8. SEGMENTAL REPORTING (continued)

(a) By class of business (continued)

	As restated 2002					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,876	2,375	691	13,942	–	13,942
Other operating income	3,110	745	861	4,716	(544)	4,172
Operating income	13,986	3,120	1,552	18,658	(544)	18,114
Operating expenses	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
Operating profit/(loss) before provisions	9,482	2,946	(339)	12,089	–	12,089
Charge for bad and doubtful debts	(2,855)	–	–	(2,855)	–	(2,855)
Operating profit/(loss) after provisions	6,627	2,946	(339)	9,234	–	9,234
Net loss from disposal/revaluation of fixed assets	–	–	(1,032)	(1,032)	–	(1,032)
Provision for impairment on held-to-maturity securities and investment securities	–	(4)	(3)	(7)	–	(7)
Provision for impairment on investments in associates	–	–	(27)	(27)	–	(27)
Share of profits less losses of associates	–	–	(100)	(100)	–	(100)
Profit/(loss) before taxation	6,627	2,942	(1,501)	8,068	–	8,068
Assets						
Segment assets	313,429	400,100	21,173	734,702	–	734,702
Investments in associates	–	–	483	483	–	483
Unallocated corporate assets	–	–	351	351	–	351
	313,429	400,100	22,007	735,536	–	735,536
Liabilities						
Segment liabilities	612,240	62,431	2,469	677,140	–	677,140
Unallocated corporate liabilities	–	–	611	611	–	611
	612,240	62,431	3,080	677,751	–	677,751
Other information						
Additions of fixed assets	–	–	1,351	1,351	–	1,351
Depreciation	–	–	632	632	–	632
Amortisation of premium/discount of held-to-maturity securities	–	1,089	–	1,089	–	1,089
Non-cash expenses other than depreciation/amortisation	2,855	–	–	2,855	–	2,855

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

8. SEGMENTAL REPORTING (continued)

(a) By class of business (continued)

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

9. LOANS TO DIRECTORS AND OFFICERS

Particulars of advances made to directors and officers of the Company pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

	2003 **HK$'m**	2002 HK$'m
Aggregate amount of relevant loans outstanding at year end	**35**	99
Maximum aggregate amount of relevant loans outstanding during the year	**100**	137

10. OTHER INFORMATION

These Summary Financial Statements are only a summary of financial information extracted from the annual report. They are not a full set of Accounts nor will they be sufficient enough to allow full understanding of the results and state of affairs of the Group as it would be in the annual report.

11. COMPARATIVE FIGURES

As further explained in Note 5 to the Summary Financial Statements, due to the adoption of SSAP 12 (revised) "Income taxes" during the year, the presentation of certain items and balances in the Accounts have been revised to comply with the new requirements.

12. APPROVAL OF THE SUMMARY FINANCIAL STATEMENTS

These Summary Financial Statements were approved and authorised for issue by the Board of Directors on 22 March 2004.

CONNECTED TRANSACTIONS

In 2003, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's ultimate holding company and therefore a connected person of the Company, all such transactions constituted connected transactions subsequent to the listing of the Company on the Stock Exchange for the purposes of the Listing Rules. References to sections of the Listing Rules in the following discussion refer to the Listing Rules in effect prior to March 31, 2004.

The transactions fell into the following three categories:

1. de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14.24 of the Listing Rules;

2. certain regular banking transactions for which the Stock Exchange has granted a waiver. These transactions were entered into on a continual basis throughout the year unless otherwise noted; and

3. one connected transaction which does not fall under (1) or (2) above and which is described in more detail at the end of this section.

(A) ONGOING CONNECTED TRANSACTIONS UNDER WAIVERS

A brief description of the transactions set out in paragraph (2) is set out below, followed by a table setting out the amounts for each such type of transaction in 2003. Certain of these transactions were subject to annual caps agreed by the Stock Exchange and the Company, and none of these caps was exceeded. All of these transactions were conducted on normal commercial terms unless specified otherwise.

Derivatives Transactions

These included interest rate and currency interest rate swaps, equity options, and currency and bond options entered into with BOC and its Associates.

Foreign Exchange Transactions

These included inter-bank foreign currency exchange transactions, spot, forward and outright transactions, and exercised currency options entered into with BOC and its Associates.

Inter-bank Capital Markets Transactions

These included buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) and equities by the Group from and to BOC and its Associates and on their behalf on issue and in the secondary market, and the Group acting as the custodian for BOC and its Associates and BOC acting as the custodian for the Group.

Bullion Trading

BOCHK entered into deferred settlement bullion transactions with BOC Macau Branch and Tai Fung Bank, a subsidiary of BOC, and bullion spot transactions with normal settlement with BOC. BOCHK also entered into physically settled bullion transactions with BOC Macau Branch and BOC Singapore Branch on which it provided a rebate on normal commercial terms.

Forfaiting Transactions

BOCHK entered into forfaiting transactions to buy and sell interests in certain trade finance products, including with BOC. All such transactions with BOC were entered into on normal commercial terms and only in relation to bills of exchange secured under a letter of credit.

(A) ONGOING CONNECTED TRANSACTIONS UNDER WAIVERS (continued)

Correspondent Banking Fee Sharing Programmes

BOCHK and Nanyang have signed agency agreements with the New York, Tokyo and Osaka branches of BOC, pursuant to which BOCHK and Nanyang give BOC priority over other banks for advising and negotiation of letters of credit and for funds transfers, provided the terms are at least as good as those offered by other banks, and as compensation BOC will rebate part of the commission to BOCHK and Nanyang. BOCHK also co-operated with BOC in relation to issuing letters of credit for Taiwan-related business, for which BOCHK received from BOC a fee based on a portion of the overall fees paid by BOC's customer for such facilities.

Capital Markets Transactions

The Group entered into various capital markets transactions with BOC and its Associates, in particular BOCI Capital, an indirect subsidiary of BOC. These transactions included participation in syndicated loans, sub-participation of loans, acquiring and disposing of interests in syndicated loans, subscription and/or issuance of debt securities and tax efficiency financing.

Loan Servicing Agreements

In 2002, BOCHK and Nanyang entered into loan servicing agreements with BOC Cayman and Zhong Gang, pursuant to which BOCHK and Nanyang agreed to provide, for a fixed fee based on the agreed cost of the services plus a margin, servicing, collection, account opening and reporting services in respect of certain loans sold by BOCHK and Nanyang to BOC Cayman and Zhong Gang in 2002 and 1999, respectively.

In 2003, BOC Cayman and Zhong Gang sold all of the loans subject to the loan servicing agreements to an unrelated third party and to BOC Investment in approximately equal proportions. Notwithstanding the sales, the original loan servicing agreements continued in effect on the same terms in order to deal with any continuing servicing matters relating to BOC Cayman and Zhong Gang.

As part of the sale, BOC Investment entered into a Deed of Assignment with BOC Cayman and Zhong Gang, to which BOCHK and Nanyang were also parties, pursuant to which BOCHK agreed to service the loans assigned to BOC Investment, commencing in 2004, for essentially the same compensation, adjusted on a pro rata basis, as contained in the original loan servicing agreements.

Provision of Insurance Cover by BOC Insurance

BOC Insurance and its subsidiaries provided general and life insurance to the Group.

Insurance Agency

The Group provided insurance agency services to BOC Insurance and BOC Life on a commission basis.

Securities Brokerage

BOCI Securities provided securities brokerage services to the Group. The Group paid BOCI Securities commissions for its services and received rebates in return.

Credit Card Services

Pursuant to a Credit Card Cooperation and Services Agreement dated 6 July 2002 between BOC-CC and BOC, BOC-CC provided certain services to BOC in relation to its Great Wall International Card (the "International Card") and its Great Wall Renminbi Card (the "Renminbi Card"). BOC-CC shared the profits and losses or fee income in relation to the operations of the International Card and the Renminbi Card with BOC as set out in the agreement.

(A) ONGOING CONNECTED TRANSACTIONS UNDER WAIVERS (continued)

BOC-CC Business in Macau

BOC Macau Branch and Tai Fung Bank promoted BOC-CC's Hong Kong dollar and Macau pataca settled credit cards and provided customer services in return for a share of profits or commission payment. They also provided services for BOC-CC's merchant acquiring business in Macau in return for commission sharing.

BOC-CC Business in Mainland China

BOC promoted and provided services for BOC-CC's merchant acquiring business in Mainland China in return for commission sharing. BOC provided over-the-counter cash withdrawal services to cardholders of BOC-CC in Mainland China, for which the cardholder was charged a transaction handling fee that was shared between BOC and BOC-CC.

Credit Card Support Services to BOC Singapore Branch

BOC-CC provided business support services to BOC Singapore Branch in relation to its credit card business, for which BOC-CC was paid on the basis of cost plus a margin of 5%. Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside Mainland China.

Credit Card Training Subsidy

Pursuant to the Credit Card Cooperation and Services Agreement, BOC-CC has agreed to pay BOC a training subsidy of HK$2 million per annum, or such other amount as may be agreed, for the provision of training by BOC to BOC's personnel in its provincial branches throughout Mainland China in support of BOC-CC's business in Mainland China.

Selling of Funds Products

The Group promoted MPF products for BOCI-Prudential Trustee, and promoted guaranteed fund products for BOCI-Prudential Manager, both indirect subsidiaries of BOC, and sold these products for a commission.

(A) ONGOING CONNECTED TRANSACTIONS UNDER WAIVERS (continued)

Services and Relationship Agreement

On 6 July 2002, the Company and BOCHK entered into a Services and Relationship Agreement with BOC and certain of its subsidiaries. Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with BOCHK on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. BOCHK has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, save that the rates offered to BOC and its Associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below:

Administrative Services

Administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao on the basis of cost plus a margin of 5%.

Audit Services

Audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, other than BOC's branches in Mainland China, on the basis of cost plus a margin of 5%.

Information Technology Services

Information technology services to BOC's branches in Hong Kong, Macau, the Asia-Pacific region and Mainland China, on the basis of cost plus a margin of 5%. Under various information technology services contracts BOCHK provided similar services to BOC's Associates on similar terms.

Training Services

Training services to BOC's employees on the basis of cost plus a margin of 5%.

Secondments from BOC

BOC seconded management level and supervisory staff to BOCHK's branches in Mainland China. BOCHK paid salaries directly to the staff concerned and in some cases BOCHK also paid a management fee to BOC.

BOC Markets Services Agreement

Under the terms of a BOC Markets Services Agreement, dated 6 July 2002, between BOCHK and BOC Markets, BOCHK provided office premises and certain support services to BOC Markets in connection with its operations in Hong Kong. A small number of BOCHK's employees were also seconded to BOC Markets. The provision of office premises is charged at market rent while all other services are provided on the basis of cost plus a margin of 5%.

Deposits by Directors and their Associates

BOCHK, Nanyang and Chiyu paid preferential interest rate for deposits of over 1 month's duration and up to a maximum of HK$5 million from each of the directors of the Group and each of their Associates who are employees of the Group on the same terms as those offered to other employees. The preferential interest rate is applicable to all staff of the Group.

(A) ONGOING CONNECTED TRANSACTIONS UNDER WAIVERS (continued)

Type of Transaction	2003 HK$'m
Derivatives Transactions (volume)	**4,339.00**
Foreign Exchange Transactions (volume)	**408,441.87**
Inter-Bank Capital Markets Transactions	**N/A**
Bullion Trading (volume)	**5,406.66**
Forfaiting Transactions (volume)	**20.63**
Correspondent Banking Fee Sharing	**7.90**
Capital Markets Transactions	**N/A**
Loan Servicing Agreements	**10.71**
Provision of Insurance Cover by BOC Insurance	**42.68**
Insurance Agency Commission Income	**165.98**
Securities Brokerage Commission Payments, Net of Rebates	**118.31**
International Card	**9.11**
Renminbi Card	**0.80**
BOC-CC Business in Macau	**8.96**
BOC-CC Business in the Mainland China — Payments retained by and to BOC	**26.78**
Credit Card Support Services to BOC overseas branches	**1.79**
Credit Card Training Subsidy	**2.00**
Funds Selling Commission Income	**58.44**
Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement)	**0.41**
Audit Services	**7.92**
Information Technology Services	**35.58**
Training Services	**0.43**
Secondments from BOC — Management Fee	**0.16**
Human Resources Support Services and Secondments to BOC Markets	**0.41**
Staff Preferential Rate Deposits of Directors	*

N/A: these transactions were diverse and large in number.

* no director and his/her Associates have preferential rate deposits in excess of HK$50 million in aggregate.

(B) OTHER CONNECTED TRANSACTION

On 2 December 2002, BOCHK entered into a sale and purchase agreement with BOC Insurance, an indirect wholly owned subsidiary of BOC. Pursuant to this agreement, BOCHK agreed to sell the Sin Hua Bank Centre situated at 134–136 Des Voeux Road Central to BOC Insurance for HK$193 million. Sin Hua Bank Centre was previously an office of Sin Hua Bank, one of the predecessor banks to BOCHK. The purpose of the sale was to enhance the Group's overall return on assets and to dispose of a property with a view to reducing the risk exposure in investment properties. The sale was completed on 2 April 2003. Execution of the sale and purchase agreement constituted a connected transaction for the Company under rule 14.25(1) of the Listing Rules. Details of the disposal were disclosed in an announcement issued by the Company on 2 December 2002.

AUDITORS' STATEMENT ON THE SUMMARY FINANCIAL REPORT

TO THE SHAREHOLDERS OF BOC HONG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

We have examined the Summary Financial Report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2003 on pages 1 to 84.

Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the Summary Financial Report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the Summary Financial Report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the Summary Financial Report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2003, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the Summary Financial Report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2003 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

Basis of opinion

We conducted our engagement in accordance with Standards on Assurance Engagements and with reference to Practice Note 710 "The auditors' statement on the Summary Financial Report" issued by the Hong Kong Society of Accountants. Our examination includes examining evidence supporting the consistency of the Summary Financial Report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2003 and the compliance of the Summary Financial Report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the Summary Financial Report on pages 1 to 84

(a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2003 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2003 and have issued an auditors' report thereon dated 22 March 2004 which is unqualified or otherwise unmodified.



PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2004

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2004

Announcement of 2003 annual results	22 March (Mon)
Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend	7 May (Fri)
ADSs record date for final dividend	10 May (Mon)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	11 May (Tue) 4:00 p.m.
Book closure period (both days inclusive)	12 May (Wed) to 19 May (Wed)
Record date for final dividend	19 May (Wed)
Latest time for lodging proxy forms for 2004 Annual General Meeting	19 May (Wed) 3:00 p.m.
2004 Annual General Meeting	21 May (Fri) 3:00 p.m.
Final dividend payment date	25 May (Tue)
Announcement of 2004 interim results	Late August

ANNUAL GENERAL MEETING
The 2004 Annual General Meeting will be held at 3:00 p.m. on Friday, 21 May 2004 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance).

DIVIDENDS
The Directors have recommended a final dividend of HK$0.320 per share subject to the approval of shareholders at the 2004 Annual General Meeting. Together with the interim dividend of HK$0.195 per share declared in September 2003, the total dividend payout for 2003 would be HK$0.515 per share.

SHARE INFORMATION

- **Listing**
  The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

- **Ordinary shares (as at 31 December 2003)**
  Issued shares : 10,572,780,266
  Public float : 3,568,439,989 (33.75%)

- **Nominal value**
  HK$5.00 per share

- **Market capitalisation (as at 31 December 2003)**
  HK$154.36 billion

- **Share Price**

Closing price on 31 December 2002	:	HK$8.00
Closing price on 31 December 2003	:	HK$14.60
Highest trading price during the year	:	HK$15.90
Lowest trading price during the year	:	HK$7.55

SHARE INFORMATION (continued)

- **Index constituent**

  The Company is a constituent of the following indices:
  Hang Seng Index
  Hang Seng London Reference Index
  MSCI Hong Kong Index
  FTSE All-World Hong Kong Index

- **Stock codes**

Ordinary shares	
The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK
Level I ADR Programme	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

SHAREHOLDER ENQUIRIES

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong	Computershare Hong Kong Investor Services Limited Rooms 1901–5, 19th Floor Hopewell Centre 183 Queen's Road East Telephone : (852) 2862 8628 Facsimile: (852) 2529 6087
USA	ADSs Depositary Bank Citibank, N.A. 111 Wall Street New York, NY 10005 Telephone: (1-212) 657 1853 Facsimile: (1-212) 825 5398

INVESTOR RELATIONS

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602/(852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

DEFINITIONS

In this Summary Financial Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"Accounts"	the annual statutory accounts of BOC Hong Kong (Holdings) Limited
"ADR"	American Depositary Receipt
"ADSs"	American Depositary Shares
"ALC"	Anti-money Laundering Committee
"ALCO"	Asset and Liability Management Committee
"Associate"	has the meaning ascribed to "associate" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or " Board of Directors"	the Board of Directors of BOC Hong Kong (Holdings) Limited
"BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Cayman"	the Cayman Islands Branch of Bank of China
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34%, respectively
"BOCHK"	Bank of China (Hong Kong) Limited (formerly known as Po Sang Bank Limited), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHK Charitable Foundation"	Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"BOC Investment"	Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC

Terms	Meanings
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC Shanghai"	the Shanghai Branch of Bank of China
"BOC Shenzhen"	the Shenzhen Branch of Bank of China
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Asia"	BOCI Asia Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOC Markets"	the Hong Kong Branch of Bank of China
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"CAR"	Capital Adequacy Ratio
"CEPA"	Closer Economic Partnership Arrangement
"CFO"	Chief Financial Officer
"CRO"	Chief Risk Officer
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"EFBNs"	Exchange Fund Bills and Notes
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKMA"	Hong Kong Monetary Authority

Terms	Meanings
"HKSA"	Hong Kong Society of Accountants
"HKSAR Government"	Hong Kong Special Administrative Region Government
"Hua Chiao"	Hua Chiao Commercial Limited (formerly known as Hua Chiao Commercial Bank Limited), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IAS"	International Accounting Standards
"IASB"	International Accounting Standards Board
"ICBC"	Industrial and Commercial Bank of China
"IPO"	Initial Public Offering
"IT"	Information Technology
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Scheme"	Mandatory Provident Fund Scheme
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Hong Kong Index"	Morgan Stanley Capital International Hong Kong Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"NBCE"	Non-bank Chinese Entities
"NPL"	Non-performing Loan
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"Other Schemes and Plans"	Plan and any other share option schemes and savings-based share option plans of any company in the Group
"Perento"	Perento Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK

Terms	Meanings
"POWL"	Public Offering Without Listing
"PRC"	The People's Republic of China
"RCC"	Risk Control Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMC"	Risk Management Committee
"RMD"	Risk Management Department
"RTGS"	Real Time Gross Settlement System
"SARS"	Severe Acute Respiratory Syndrome
"SBUs"	Strategic Business Units
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme (previously known as 2002 Share Option Scheme) conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan (previously known as 2002 Sharesave Plan) conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sin Chiao"	Sin Chiao Enterprises Corporation Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"SME"	the Small and Medium-Sized Enterprise
"SSAPs"	Statements of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"Summary Financial Report"	Summary Financial Report of the Group for the year ended 31 December 2003
"Summary Financial Statements"	comprise consolidated profit and loss account and consolidated balance sheet of the Group extracted from the Accounts
"VaR"	Value at Risk
"Zhong Gang"	Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC

BRANCH NETWORK & CORPORATE BANKING CENTRES

BANK OF CHINA (HONG KONG) – BRANCH NETWORK

Hong Kong Island

Branch	Address	Telephone
Central & Western District		
Bank of China Tower Branch	1 Garden Road, H.K.	2826 6888
Sheung Wan Branch	252 Des Voeux Road Central, H.K.	2541 1601
Queen's Road West (Sheung Wan) Branch	2-12 Queen's Road West, Sheung Wan, H.K.	2815 6888
Sheung Wan (Guangdong Investment Tower) Branch	297 Des Voeux Road Central, H.K.	2544 5521
Connaught Road Central Branch	13-14 Connaught Road Central, H.K.	2841 0410
Central District Branch	2A Des Voeux Road Central, H.K.	2160 8888
Central District (Wing On House) Branch	71 Des Voeux Road Central, H.K.	2843 6111
Central District (International Finance Centre) Branch	Shop 3022, Level 3, International Finance Centre, 1 Harbour View Street, Central, H.K.	2501 0373
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui, H.K.	2819 7277
Western District Branch	386-388 Des Voeux Road West, H.K.	2549 9828
Bonham Road Branch	63 Bonham Road, H.K.	2517 7066
Kennedy Town Branch	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, H.K.	2818 6162
Caine Road Branch	57 Caine Road, H.K.	2521 3318
First Street Branch	55A First Street, Sai Ying Pun, H.K.	2517 3399
United Centre Branch	Shop 1021, United Centre, 95 Queensway, H.K.	2861 1889
Wyndham Street Branch	1-3 Wyndham Street, Central, H.K.	2843 2888
Des Voeux Road West Branch	111-119 Des Voeux Road West, H.K.	2546 1134
Gilman Street Branch	136 Des Voeux Road Central, H.K.	2135 1123
Wan Chai District		
Pak Sha Road Branch	1 Pak Sha Road, Causeway Bay, H.K.	2882 1383
Gloucester Road Branch	Unit 3, G/F Immigration Tower, 7 Gloucester Road, Wan Chai, H.K.	2877 1133
191 Hennessy Road Branch	191-193 Hennessy Road, Wan Chai, H.K.	2588 1288
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai, H.K.	2833 8833
Johnston Road Branch	152-158 Johnston Road, Wan Chai, H.K.	2574 8257
Harbour Road Branch	26 Harbour Road, Wan Chai, H.K.	2827 8407
Happy Valley Branch	11 King Kwong Street, Happy Valley, H.K.	2838 6668
Wan Chai (China Overseas Building) Branch	139 Hennessy Road, Wan Chai, H.K.	2529 0866
Wan Chai Branch	395 Hennessy Road, Wan Chai, H.K.	2572 4273
Wan Chai (Wu Chung House) Branch	213 Queen's Road East, Wan Chai, H.K.	2892 0909
Hennessy Road (Wan Chai) Branch	310-312 Hennessy Road, Wan Chai, H.K.	2923 5628
Wan Chai Road Branch	127-135 Wan Chai Road, H.K.	2577 4862
Eastern District		
Siu Sai Wan Branch	Shop 19, Cheerful Garden, Siu Sai Wan, H.K.	2505 2399
Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing, H.K.	2886 0612
North Point Branch	Roca Centre, 464 King's Road, North Point, H.K.	2811 8880
North Point (King's Centre) Branch	193-209 King's Road, North Point, H.K.	2286 2000
North Point (Hang Ying Building) Branch	Shop B1, 318-328 King's Road, North Point, H.K.	2887 1199
North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, H.K.	2562 6108
Sai Wan Ho Branch	142-146 Shau Kei Wan Road, H.K.	2886 3344
Heng Fa Chuen Branch	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, H.K.	2897 1131
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan, H.K.	2885 9311
City Garden Branch	233 Electric Road, North Point, H.K.	2571 2878
Fortress Hill Road PFS Centre	272-276 King's Road, North Point, H.K.	2578 6500
King's Road Branch	131-133 King's Road, North Point, H.K.	2887 0282
Chai Wan (Walton Estate) Branch	Block B, Walton Estate, 341-343 Chai Wan Road, H.K.	2558 6433
Chai Wan Road Branch	27 Gold Mine Building, 345 Chai Wan Road, H.K.	2557 0247
Healthy Village Branch	Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, H.K.	2563 2278
Sheung On Street Branch	77 Sheung On Street, Chai Wan, H.K.	2897 0923
Aldrich Garden Branch	Shop 58, Aldrich Garden, Shau Kei Wan, H.K.	3196 4956
Shau Kei Wan Road Branch	289-293 Shau Kei Wan Road, H.K.	2884 1386
Shau Kei Wan (Po Man Building) Branch	260-262 Shau Kei Wan Road, H.K.	2568 5211
Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan, H.K.	2557 3283
Quarry Bay Branch	Parkvale, 1060 King's Road, Quarry Bay, H.K.	2564 0333
Southern District		
Tin Wan Branch	2-12 Ka Wo Street, Tin Wan, H.K.	2553 0135
Stanley Branch	Shop 401, Shopping Centre, Stanley Plaza, H.K.	2813 2290
Aberdeen Branch	25 Wu Pak Street, Aberdeen, H.K.	2553 4165
South Horizons Branch	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, H.K.	2580 0345
South Horizons PFS Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, H.K.	2555 7477
Wah Kwai Estate Branch	Shop 17, Shopping Centre, Wah Kwai Estate, H.K.	2550 2298
Wong Chuk Hang Road Branch	40 Wong Chuk Hang Road, H.K.	2814 8272
Chi Fu Landmark Branch	Shop 510, Chi Fu Landmark, Pok Fu Lam, H.K.	2551 2282
Ap Lei Chau Branch	13-15 Wai Fung Street, Ap Lei Chau, H.K.	2554 6487

Kowloon

Branch	Address	Telephone
Kowloon City District		
Prince Edward Road (Kowloon City) Branch	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan Branch	80N To Kwa Wan Road, Kowloon	2364 4344
Pak Tai Street Branch	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hunghom Commercial Centre Branch	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2363 9217
Hung Hom (Eldex Industrial Building) Branch	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
OUHK Branch	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Branch	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Branch	Shop G6, Site 11 Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
Nga Tsin Wai Road Branch	25 Nga Tsin Wai Road, Kowloon.	2383 2316
Wuhu Street Branch	105-107 Wuhu Street, Hung Hom, Kowloon	2363 9231
Wong Tai Sin District		
Tai Yau Street Branch	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Branch	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Branch	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Branch	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Branch	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Branch	Shop G1, Wong Tai Sin Shopping Centre, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Branch	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Branch	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Fung Tak Road Branch	5-11 Fung Tak Road, Tsz Wan Shan, Kowloon	2927 6333
Lok Fu Branch	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Tseuk Luk Street Branch	86 Tseuk Luk Street, San Po Kong, Kowloon	2927 6228
Sheung Fung Street Branch	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Branch	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
Kwun Tong District		
Kowloon Bay (Telford House) Branch	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Branch	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, Ngau Tau Kok Road, Kowloon	2763 5456
169 Ngau Tau Kok Road Branch	169 Ngau Tau Kok Road, Kowloon	2750 7311
177 Ngau Tau Kok Road Branch	177 Ngau Tau Kok Road, Kowloon	2927 4321
Ping Tin Estate Branch	Shop 225, 2/F Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Branch	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Sau Mau Ping Branch	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Branch	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Branch	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Yau Tong Branch	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Tsui Ping Estate Branch	Shop 116, 1/F Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Branch	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Branch	Shop P20, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Branch	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Branch	327 Ngau Tau Kok Road, Kowloon	2389 3301
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Yau Tsim Mong District		
Tai Kok Tsui Branch	73-77 Tai Kok Tsui Road, Kowloon	2395 3269
Shan Tung Street Branch	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Bank of China Centre Branch	UG01 Olympian City 1, 11 Hoi Fai Road, Kowloon	2749 2110
Shanghai Street (Prince Edward) Branch	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Prince Edward Branch	774 Nathan Road, Kowloon	2399 3000
2 Carnarvon Road Branch	2-2A Carnarvon Road, Tsim Sha Tsui, Kowloon	2311 3822
Tsim Sha Tsui Branch	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon	2739 0308
Jordan Branch	328-330 Nathan Road, Kowloon	2928 6111
Woosung Street Branch	149-151 Woosung Street, Kowloon	2730 0883
Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Mong Kok Branch	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Prince Edward Road West (Mong Kok) Branch	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Branch	50-52 Mong Kok Road, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Branch	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Branch	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Branch	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Cameron Road PFS Centre	30 Cameron Road, Tsim Sha Tsui, Kowloon	2312 0010
Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2723 1068
Fuk Tsun Street Branch	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Branch	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Branch	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164

Branch	Address	Telephone
Sham Shui Po District		
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong, Kowloon	2265 7288
42 Yu Chau Street Branch	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
Lei Cheng Uk Estate Branch	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Branch	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Branch	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Branch	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Branch	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
412 Castle Peak Road Branch	412-420 Castle Peak Road, Cheung Sha Wan, Kowloon	2743 8010
188 Nam Cheong Street Branch	Shop 8-9, G/F Welland Plaza, 188 Nam Cheong Street, Sham Shui Po, Kowloon	2788 3238
223 Nam Cheong Street Branch	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 7 Mei Foo Sun Chuen Branch	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Stage 2 Mei Foo Sun Chuen Branch	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Stage 6 Mei Foo Sun Chuen Branch	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2743 4013
Lai Chi Kok (Hong Kong Industrial Centre) Branch	A2, G/F Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon	2745 1491
Lai Chi Kok Road Branch	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Branch	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Branch	147-149 Castle Peak Road, Sham Shui Po, Kowloon	2708 3678

New Territories & Outlying Islands

Branch	Address	Telephone
Sha Tin District		
Jat Min Chuen Branch	Shop 1, G/F Ming Yiu Lau, Jat Min Chuen, Sha Tin, N.T.	2647 8784
41 Tai Wai Road Branch	41-45 Tai Wai Road, Sha Tin, N.T.	2929 4288
74 Tai Wai Road Branch	74-76 Tai Wai Road, Sha Tin, N.T.	2699 9523
Fo Tan Branch	No 2, 1/F Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, N.T.	2691 7193
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Sha Tin, N.T.	2605 6556
City One Sha Tin Branch	Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, N.T.	2648 8083
Sha Kok Estate Branch	Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, N.T.	2648 0302
Heng On Estate Branch	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, N.T.	2642 0111
Ma On Shan Centre Branch	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan, N.T.	2631 0063
Lung Hang Estate Branch	103 Lung Hang Commercial Centre, Sha Tin, N.T.	2605 8618
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, N.T.	2606 6163
Sunshine City Branch	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, N.T.	2631 1011
Lek Yuen Branch	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, N.T.	2605 3021
Tai Po District		
Tai Kwong Lane Branch	16-22 Tai Kwong Lane, Tai Po Market, N.T.	2652 2133
Tai Po Branch	68-70 Po Heung Street, Tai Po Market, N.T.	2657 2121
Tai Po Plaza Branch	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, N.T.	2665 5890

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
On Chee Road Branch	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, N.T.	2665 1966
Fu Heng Estate Branch	Shop 1-2, Fu Heng Shopping Centre, Tai Po, N.T.	2661 6278
Fu Shin Estate Branch	Shop G11, Fu Shin Shopping Centre, Tai Po, N.T.	2663 2788
Uptown Plaza Branch	Shop 054, Level 1 Uptown Plaza, Tai Po, N.T.	2929 3228
Kwong Fuk Road Branch	40-50 Kwong Fuk Road, Tai Po, N.T.	2658 2268
Sai Kung District		
Sai Kung Branch	7-11 Wan King Path, Sai Kung, N.T.	2792 1465
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O, N.T.	2628 7238
Hau Tak Estate Branch	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, N.T.	2703 5203
HKUST Branch	The Hong Kong University of Science & Technology, Clear Water Bay Road, N.T.	2358 2345
Tsui Lam Estate Branch	Shop 101, Tsui Lam Shopping Centre, Tseung Kwan O, N.T.	2702 0282
Po Lam Estate Branch	Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, N.T.	2701 4962
Tsuen Wan District		
407 Castle Peak Road Branch	407-411 Castle Peak Road, Tsuen Wan, N.T.	2920 3211
Clague Garden Branch	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, N.T.	2412 2202
Tsuen Wan Branch	297-299 Sha Tsui Road, Tsuen Wan, N.T.	2411 1321
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan, N.T.	2493 8161
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, N.T.	2416 6577
Lei Muk Shue Branch	Shop 1-2, Pak Shue House, Lei Muk Shue Estate, Kwai Chung, N.T.	2428 5731
Sham Tseng Branch	Shop G1 & G2, Rhine Garden, Sham Tseng, N.T.	2491 0038
Fuk Loi Estate Branch	129-135 Sha Tsui Road, Tsuen Wan, N.T.	2499 0755
Texaco Road Branch	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, N.T.	2414 4287
Kwai Tsing District		
Ha Kwai Chung Branch	192-194 Hing Fong Road, Kwai Chung, N.T.	2424 9823
Sheung Kwai Chung Branch	7-11 Shek Yi Road, Sheung Kwai Chung, N.T.	2480 6161
Tai Wo Hau Branch	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, N.T.	2429 0304
Cheung Hong Estate Branch	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi, N.T.	2497 7718
Cheung Fat Estate Branch	Shop 317, Cheung Fat Shopping Centre, Tsing Yi, N.T.	2433 1689
Cheung Hong Estate Commercial Centre Branch	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi, N.T.	2497 0325
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi, N.T.	2436 9298
Metroplaza Branch	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, N.T.	2420 2686
Kwai Cheong Road Branch	40 Kwai Cheong Road, Kwai Chung, N.T.	2480 3311
Kwai Chung Branch	432-436 Castle Peak Road, Kwai Chung, N.T.	2410 9133
Kwai Chung Road Branch	1009 Kwai Chung Road, Kwai Chung, N.T.	2424 3021
Kwai Chung Plaza Branch	A18-20, G/F Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, N.T.	2920 2468
Tuen Mun District		
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, N.T.	2450 8877
Tuen Mun Fa Yuen Branch	Shop D, Tuen King Building, Tsing Hoi Circuit, Tuen Mun, N.T.	2458 1033
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, N.T.	2457 3501
Siu Hong Court Branch	226 Commercial Centre, Siu Hong Court, Tuen Mun, N.T.	2466 6703
Leung King Estate Branch	Shop 211, Leung King Shopping Centre, Tuen Mun, N.T.	2463 3855
Kin Wing Street Branch	24-30 Kin Wing Street, Tuen Mun, N.T.	2465 2212
Venice Gardens Branch	Shop13-15, G/F Venice Gardens, Leung Tak Street, Tuen Mun, N.T.	2455 1288

Branch	Address	Telephone
Butterfly Estate Branch	Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, N.T.	2920 5188
Lam Tei Branch	Block B, 130 Lot T.M.T.L., 2738 Castle Peak Road, Lam Tei, Tuen Mun, N.T.	2465 0033
Yuen Long District		
Tai Tong Road Branch	Shop A135, 1/F Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, N.T.	2479 2113
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, N.T.	2474 2211
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long, N.T.	2476 2193
Yuen Long (Hang Fat Mansion) Branch	8-18 Castle Peak Road, Yuen Long, N.T.	2475 3777
Tin Shui Estate Branch	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, Yuen Long, N.T.	2445 8728
Hung Shui Kiu Branch	17-19 Tak Cheung Building, Hung Shui Kiu, N.T.	2447 0248
Kau Yuk Road Branch	18-24 Kau Yuk Road, Yuen Long, N.T.	2473 2833
Kingswood Villas Branch	A189 Kingswood Richly Plaza, Tin Shui Wai, N.T.	2448 3313
Kingswood Ginza Branch	Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, N.T.	2616 4233
North District		
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui, N.T.	2671 0155
Landmark North Branch	Shop 351, Landmark North, Sheung Shui, N.T.	2670 3131
Sha Tau Kok Branch	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, N.T.	2674 4011
Flora Plaza Branch	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, N.T.	2675 6683
Fanling Centre Branch	Shop 2D-E & H, Fanling Centre, Fanling, N.T.	2669 7899
Choi Yuen Estate Branch	Shop 4, F3 Level Commercial Centre, Choi Yuen Estate, Sheung Shui, N.T.	2671 6783
136 San Fung Ave Branch	136 San Fung Avenue, Sheung Shui, N.T.	2670 6138
Luen Wo Market Branch	17-19 Wo Fung Street, Luen Wo Market, Fanling, N.T.	2675 5113
Luen Shing Street Branch	10-16 Luen Shing Street, Fanling, N.T.	2675 6113
Outlying Island District		
Cheung Chau Branch	53-55 Tai Sun Street, Cheung Chau, N.T.	2981 0021
Hong Kong International Airport Branch	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

Mainland Branches

Branch	Address	Telephone
Shenzhen Branch	G/F, The Kwangtung Provincial Bank Building, Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Luohu Sub-Branch	Room 804-5, Development Centre Building, Ren Min Nan Road, Shenzhen, China	(86-755) 8228 0177
Shenzhen Futian Sub-Branch	1/F, Shen Ye Garden Club House, Caitian Road, Shenzhen, China	(86-755) 8294 2929
Shantou Branch	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Branch	G/F, Po Sang Bank Tower, 668 Beijing Road East, Shanghai, China	(86-21) 5308 8888
Qingdao Branch	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 573 2828

CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT

Division/Centre	Address	Telephone
Financial Institutions Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Corporate Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Small & Medium Enterprises Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Commercial Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Hong Kong East Commercial Centre	2-3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, H.K.	2833 8790

CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT (continued)

Division/Centre	Address	Telephone
Kowloon East Commercial Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
Kowloon East Commercial Centre San Po Kong Office	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon	2263 4900
Kowloon East Commercial Centre Hung Hom Office	Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre	3/F-7/F & 9/F, 589 Nathan Road, The Kwangtung Provincial Bank Building, Mong Kok, Kowloon	3412 1688
New Territories East Commercial Centre	3/F, 68-70 Po Heung Street, Tai Po Market, N.T	2654 3222
New Territories East Commercial Centre Fo Tan Office	Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, Shatin, N.T.	2687 5665
New Territories West Commercial Centre	Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T.	3412 7288
New Territories West Commercial Centre Yuen Long Office	4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, N.T.	2442 8783
Trade Services Centre	3/F-10/F Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon	3198 3388

NANYANG COMMERCIAL BANK – BRANCH NETWORK

Branch	Address	Telephone
Head Office	151 Des Voeux Road, Central, Hong Kong	2852 0888
Hong Kong Island		
Western Branch	128 Bonham Strand East, H.K.	2851 1100
Causeway Bay Branch	472 Hennessy Road, H.K.	2832 9888
Happy Valley Branch	29 Wong Nei Chung Road, H.K.	2893 3383
Kennedy Town Branch	86 Belcher's Street, H.K.	2817 1946
Quarry Bay Branch	1014 King's Road, H.K.	2563 2286
Des Voeux Road West Branch	334 Des Voeux Road West, H.K.	2540 4532
Aberdeen Branch	171 Aberdeen Main Road, H.K.	2553 4115
North Point Branch	351 King's Road, H.K.	2566 8116
Sheung Wan Branch	21 Connaught Road West, H.K.	2559 0888
Sai Wan Ho Branch	63 Shaukeiwan Road, H.K.	2567 0315
Wan Chai Branch	123 Johnston Road, H.K.	2574 8118
Causeway Centre Branch	Shop 16, Causeway Centre, 28 Harbour Road, H.K.	2827 6338
Central District Branch	56-58 Wellington Street, H.K.	2522 5011
Sunning Road Branch	8 Sunning Road, H.K.	2882 7668
Kowloon		
Mong Kok Branch	727 Nathan Road, Kowloon	2394 8206
Yau Ma Ti Branch	309 Nathan Road, Kowloon	2782 9888
Ferry Point Branch	Offices B,C,D, 10/F and Shops D,E, F, G/F Best-O-Best Commercial Centre, 32-36 Ferry Street, Kowloon	2332 0738
Ho Man Tin Branch	71A Waterloo Road, Kowloon	2715 7518
Nathan Road Branch	570 Nathan Road, Kowloon	2780 0166
Lai Chi Kok Road Branch	236 Lai Chi Kok Road, Kowloon	2396 4164
Jordan Road Branch	20 Jordan Road, Kowloon	2735 3301
To Kwa Wan Branch	62 To Kwa Wan Road, Kowloon	2764 6666
Kwun Tong Branch	410 Kwun Tong Road, Kowloon	2389 6266
Tsim Sha Tsui Branch	Shop A, 1/F, HK Pacific Centre, 28 Hankow Road, Kowloon	2376 3988
Hung Hom Branch	69A Wuhu Street, Kowloon	2362 2301
Sham Shui Po Branch	198-200 Tai Po Road, Kowloon	2777 0147
Tsun Yip Street Branch	43 Tsun Yip Street, Kowloon	2790 6688
Peninsula Centre Branch	Shop G48, Peninsula Centre, 67 Mody Road, Kowloon	2722 0823
San Po Kong Branch	41-45, Yin Hing Street, Kowloon	2328 5555
Kowloon City Branch	86 Nga Tsin Wai Road, Kowloon	2716 6033
Laguna City Branch	Shop 26, Phase 1 Laguna City, Kowloon	2772 3336
New Territories		
Kwai Chung Branch	100 Lei Muk Road, N.T.	2480 1118
Tai Po Branch	71 Po Heung Street, Tai Po Market, N.T.	2656 5201
Yuen Long Branch	G/F Tung Yik Building, Tai Tong Road, N.T.	2479 0231
Ha Kwai Chung Branch	180 Hing Fong Road, N.T.	2429 4242
Tsuen Wan Branch	78 Chung On Street, N.T.	2492 0243
Sheung Shui Branch	31 Fu Hing Street, N.T.	2679 4333
Tuen Mun Branch	Forward Mansion, Yan Ching Circuit, N.T.	2459 8181

Branch	Address	Telephone
Shatin Branch	Shop 7-8, Lucky Plaza, Shatin, N.T.	2605 9188
Luk Yeung Sun Chuen Branch	P2A-C, 1/F Luk Yeung Galleria, 22-26 Wai Tsuen Road, N.T.	2498 4411
Sai Kung Branch	Shop 11-12 Sai Kung Garden, Man Nin Street, N.T.	2791 1122
The Mainland of China		
Shenzhen Branch	Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China	(86-755) 2515 6333
Shekou Branch	Shekou Finance Centre, Taizi Road, Shenzhen, China	(86-755) 2682 8788
Haikou Branch	Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Branch	4th Citic Plaza, 233 Tianhe N. Road, Guangzhou, China	(86-20) 3891 2668
Dalian Branch	1/F, Li Yuan Mansion, 16-18 Maingze Street, Dalian, Liaoning Province, China	(86-411) 282 3636
Beijing Branch	Level 1A, Regent Court, No. 8B, Jian Guo Men Wai Da Jie, Beijing, China	(86-10) 6568 4728
Overseas		
San Francisco Branch	31/F, 50 California Street, San Francisco, USA	(1-415) 398 8866

CHIYU BANKING CORPORATION – BRANCH NETWORK

Branch	Address	Telephone
Head Office	78, Des Voeux Road Central, H.K.	2843 0111
Hong Kong Island		
North Point Branch	390-394 King's Road, North Point, H.K.	2570 6381
Wan Chai Branch	325 Hennessy Road, Wan Chai, H.K.	2572 2823
Sheung Wan Branch	22-24 Bonham Strand West, H.K.	2544 1678
Western Branch	429-431 Queen's Road West, H.K.	2548 2298
Quarry Bay Branch	997 King's Road, Quarry Bay, H.K.	2811 3131
Kowloon		
Hung Hom Branch	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Branch	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Branch	235-237 Lai Chi Kok Road, Kowloon	2789 8668
San Po Kong Branch	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Branch	117-119 Shanghai Street, Yau Ma Tei, Kowloon	2332 2533
Castle Peak Road Branch	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Branch	Shop 10 G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
To Kwa Wan Branch	G/F, Shop 11-13, 78 To Kwa Wan Road, Kowloon	2765 6118
Tsz Wan Shan Branch	Shop 202, 2/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon	2322 3313
New Territories		
Tuen Mun Yau Oi Estate Branch	Shop 103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, N.T.	2452 3666
Kwai Hing Estate Branch	Shop 1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, N.T.	2487 3332
Tai Po Tai Wo Estate Branch	Shop 112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, N.T.	2656 3386
Belvedere Garden Branch	Shop 5A, G/F, Belvedere Square, Tsuen Wan, N.T	2411 6789
Tsuen Wan Centre Branch	Shop 1-9, UG/F, B15-17 Tsuen Wan Centre, Phase II, Tsuen Wan, N.T.	2413 8111
Shatin Sui Wo Court Branch	Shop F7, Commercial Centre, Sui Wo Court, Shatin, N.T.	2601 5888
Ma On Shan Branch	Shop 313 Level 3, Ma On Shan Plaza Bayshore Tower, Ma On Shan, N.T.	2640 0733
Sheung Tak Estate Branch	Shop 238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, N.T.	2178 2278
The Mainland of China		
Xiamen Branch	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592) 5851 691
Fuzhou Branch	1/F, International Building, 210 Wusi Road, Fuzhou Fujian Province, China	(86-591) 7810 078
Harbin Representative Office	Room 301, 6 Hong Jun Street, Harbin, China	(86-451) 3673 518

Compiled by BOC Hong Kong (Holdings) Limited
22 March 2004



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochkholdings.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in BOC Hong Kong (Holdings) Limited (中銀香港 (控股) 有限公司), you should at once hand this document and the accompanying proxy form and, if applicable, the Annual Report 2003 or the Summary Financial Report 2003 to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 2388)

Notice of Annual General Meeting

and

Proposals for Amendments to Articles of Association and General Mandates to Issue and Repurchase Shares

---

A notice convening the Annual General Meeting of BOC Hong Kong (Holdings) Limited to be held at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) on Friday, 21st May, 2004 at 3:00 p.m. (registration will begin at 2:30 p.m.) is set out in this document. **Please note that refreshments will not be served at the Annual General Meeting.**

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the registered office of BOC Hong Kong (Holdings) Limited at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

13th April, 2004

Pages

In this document, unless the context otherwise requires, the following expressions have the following meanings :

"AGM"	means the annual general meeting of the Company convened to be held on Friday, 21st May, 2004 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use the Harbour Road entrance);
"Board" or "Board of Directors"	means the Board of Directors of the Company;
"BOC"	means Bank of China, a state-owned commercial bank established under the laws of the PRC;
"BOCHK"	means Bank of China (Hong Kong) Limited (formerly known as Po Sang Bank Limited), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company;
"Committee(s)"	means Committee(s) established by the Board of Directors from time to time;
"Companies Ordinance"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	means BOC Hong Kong (Holdings) Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;
"Latest Practicable Date"	means 7th April, 2004, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	means the People's Republic of China;
"Share(s)"	means share(s) of HK$5.00 each in the share capital of the Company;
"Share Repurchase Mandate"	means the proposed general mandate to repurchase shares;
"Share Repurchase Resolution"	means the proposed resolution to approve the grant of the Share Repurchase Mandate;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

Board of Directors :
* Mr. XIAO Gang (Chairman)
* Mr. SUN Changji (Vice-chairman)
Mr. He Guangbei (Vice-chairman and Chief Executive)
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

Senior Adviser :
Mr. NEOH Anthony Francis

* *non-executive directors*
** *independent non-executive directors*

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

13th April, 2004

Dear Shareholder,

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Friday, 21st May, 2004 at 3:00 p.m. at the Hong Kong Convention and Exhibition Centre. The AGM offers a valuable opportunity for you to meet the members of our Board and Senior Management and to raise queries on the operation, management and other issues relating to the Group.

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not. If you are unable to attend the AGM in person, we encourage you to vote by completing and returning the enclosed proxy form. Even if you have done so, you may still attend and vote in person at the AGM if you so wish.

We believe sound corporate governance is crucial to our development in the long term and we aspire to a high standard of governance. As part of our ongoing efforts to enhance our corporate governance and transparency, we have provided in this document background information to the resolutions to be proposed at the AGM (see Appendix I), information on the retiring Directors (see Appendix II) and information on voting and other issues relating to the AGM in the form of "Frequently Asked Question" (see Appendix IV) so that shareholders have a better understanding of their rights and can make an informed decision in relation to the subject matters of the AGM. We have also proposed certain amendments to our Articles of Association not only to bring the same in line with certain changes to the Companies Ordinance which came into effect in

February 2004 and changes to the Listing Rules which came into effect in March 2004 but also to adopt certain code provision in the draft Code on Corporate Governance Practices released by the Stock Exchange in January 2004 ahead of the schedule proposed by the Stock Exchange. In order to enhance the transparency of shareholders' voting at the AGM, I will also direct that all the proposed resolutions be voted on by poll. We have engaged Computershare Hong Kong Investor Services Limited, the Company's share registrar, to act as the scrutineer. Results of the poll voting will be published in the press and on the Company's website at www.bochkholdings.com.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends that shareholders vote in favour of the proposed resolutions.

We look forward to seeing you and answering your questions at the AGM.

Yours faithfully,
XIAO Gang
Chairman

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held on Friday, 21st May, 2004 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY BUSINESS

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2003.
2. To declare a final dividend of HK$0.32 per share for the year ended 31st December, 2003.
3. To re-elect Directors.
4. With effect from 1st January, 2004 and until the shareholders resolve otherwise, to pay additional remuneration to Non-executive Directors and Senior Adviser who are also chairman or members of Committees of the Board of Directors ("Committee(s)") as follows :

   (a) HK$100,000 per annum per Committee to each Committee chairman, to be pro-rated in the case of an incomplete year of service; and

   (b) HK$50,000 per annum per Committee to each Committee member, to be pro-rated in the case of an incomplete year of service.
5. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following resolutions, of which resolution 6 will be proposed as a special resolution and resolutions 7 to 10 will be proposed as ordinary resolutions:

6. **"THAT** the Articles of Association of the Company be amended as follows :

   (a) In Article 2(a), by adding ""business day" means any day on which a recognised stock market in Hong Kong is open for the business of dealing in securities;" after the definition of "Board".

   (b) In Article 15, by inserting the words "within ten business days after" before the words "lodgment of an instrument of transfer" in the 4th line.

   (c) In Article 40, by deleting the words "two months" and substituting therefor "ten business days" in the 4th line.

   (d) Adding a new Article 76A after Article 76 as follows :

   "Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(e) In Article 80(a), by deleting the last sentence and substituting therefor "The number of proxies so appointed by any Member to attend on the same occasion shall not exceed two."

(f) In Article 98, by deleting the word "exceeding" and substituting therefor "less than" in the 2nd line and deleting the words ", provided that no Director holding office as chairman, vice chairman or Chief Executive shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire".

(g) In Article 99, by deleting this Article in its entirety and substituting therefor the following :

"No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election,be eligible for election as a Director at any general meeting unless (a) there shall have been lodged at the Office or at the head office of the Company a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and a notice signed by the persons to be proposed of his willingness to be elected; and (b) there is deposited or tendered with the aforesaid notices a sum reasonably sufficient to meet the Company's expenses in giving effect thereto. The period during which the aforesaid notices may be given will be at least seven days. Such period will commence on the day after the despatch of the notice of the meeting for which such notices are given and end no later than seven days prior to the date of such meeting."

(h) In Article 102, by deleting the words "special resolution" in both the margin and the 1st line and substituting therefor "ordinary resolution".

(i) In Article 106(g), by deleting the words "a special resolution" and substituting therefor "an ordinary resolution".

(j) In Article 109, by deleting this Article in its entirety and substituting therefor the following :

"A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his associates is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(a) any contract or arrangement for the giving of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, other than a company in which the Director and any of his associates are in aggregate beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any such Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

(g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme for the benefit of the employees of the Company or any of its subsidiaries under which the Director or his associate(s) may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive, except in a case where the nature or extent of interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive, except in a case where the nature or extent of the interest of the chairman as known to such chairman has not been fairly disclosed to the Board."

(k) In Article 110, by deleting the words "and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director" and substituting therefor ". A Director shall not vote in relation to the exercise of such voting rights in manner aforesaid if he may be, or be about to be, appointed a director".

7. **"THAT** with effect from 1st January, 2004 and until the shareholders resolve otherwise, each member and secretary of Committees of the Board of Directors ("Committee(s)") who are not directors or salaried employees of the Group shall be paid a fee of HK$50,000 per annum, to be pro-rated in the case of an incomplete year of service provided that no member or secretary shall receive any fee in excess of HK$50,000 irrespective of the number of Committee(s) he or she has served."

8. **"THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time; or

(iv) any share option scheme or savings-based share option plans or similar arrangement for the time being adopted by the Company for the grant or issue to eligible participants of such scheme, plan or arrangement of Shares or rights to acquire Shares, including without limitation pursuant to the rules of the Company's 2002 Share Option Scheme and 2002 Sharesave Plan, both of which were adopted by shareholders of the Company on 10th July, 2002,

shall not exceed the aggregate of:

(a) 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of the issued share capital of the Company purchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to the holders of Shares whose names appear on the Register of Members of the Company (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase Shares on the relevant register) on a fixed record date in proportion to their holdings of such Shares (and, if appropriate, such warrants and other securities) as at that date (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

9. **"THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(d) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

10. **"THAT** conditional on the passing of Resolutions 8 and 9, the general mandate granted to the Board of Directors to exercise the powers of the Company to allot, issue, grant, distribute or otherwise deal with additional shares in the Company pursuant to Resolution 8 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the issued share capital of the Company purchased by the Company under the general mandate granted pursuant to Resolution 9, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing Resolutions 8 and 9."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 8th April, 2004

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1. The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Wednesday, 12th May, 2004 to Wednesday, 19th May, 2004 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 11th May, 2004.

5. In relation to Resolution 6, the purpose of the amendments is set out in Appendix I of this document.

6. In relation to Resolution 9, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of this document.

7. By Resolutions 8 and 10, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 9, as more particularly described in Resolutions 8, 9 and 10.

8. **In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.**

Please note that refreshments will not be served at the Annual General Meeting.

1. **Re-election of Directors**

Non-executive Directors are appointed for a term of 3 years subject to, among other things, retirement in accordance with the Company's Articles of Association. The existing Articles of Association of the Company provide that (i) any Director appointed by the Board shall retire at the next annual general meeting; and (ii) apart from the Chairman,Vice Chairman and Chief Executive, one third (but not exceeding one-third) of the remaining Directors shall retire from office by rotation at each annual general meeting. Retiring Directors are eligible for re-election.

Accordingly, Ambassador Linda Yang, being a Director appointed by the Board, and Messrs. Zhou Zaiqun and Tung Chee Chen shall retire at the AGM and, being eligible, offer themselves for re-election.

To enable shareholders to make an informed decision on the re-election of the retiring Directors, we have set out in Appendix II of this document information on the retiring Directors including their biographical details and attendance records at Board and Committee meetings.

Further, with a view to enhancing our corporate governance and reinforcing the shareholders' scrutiny over the entire Board, we propose to amend the Articles of Association of the Company to require all directors be subject to retirement by rotation at least once every three years (please refer to paragraph 4 below).

2. **Additional Remuneration to Non-executive Directors and Senior Adviser**

Pursuant to resolutions passed by the shareholders and the Board respectively in 2003, a fee of HK$200,000 per annum is paid to each Director and Senior Adviser of the Company with effect from 1st January, 2003. All Non-executive Directors and Senior Adviser have participated in one or more Committees. The proposed additional remuneration is to reflect their time and efforts contributed to and responsibilities in the relevant Committees.Subject to shareholders' approval at the AGM, Non-executive Directors and Senior Adviser of the Company who are also chairman and/or member of Committees will be paid an additional fee of HK$100,000 and HK$50,000 respectively per annum per Committee.

The chairmanship and membership of Committees held by the Directors and Senior Adviser are set out as follows (unless otherwise specified, the following represents membership in Committees):

Name	Audit Committee	Risk Management Committee	Nomination and Remuneration Committee
XIAO Gang		√ (Chairman)	
SUN Changji			√ (Chairman)
HE Guangbei			
HUA Qingshan		√	
LI Zaohang			√
ZHOU Zaiqun	√		
ZHANG Yanling		√	
FUNG Victor Kwok King	√		√
SHAN Weijian	√ (Chairman)		√
TUNG Chee Chen	√		√
YANG Linda Tsao	√		
NEOH Anthony Francis		√	

3. **Re-appointment of Auditors**

The Board proposes that PricewaterhouseCoopers be re-appointed as auditors of the Group and that the Board be authorised to determine their remuneration. PricewaterhouseCoopers have served as auditors of the Group since 2002.

For 2003, fees charged by PricewaterhouseCoopers were HK$38 million, of which HK$29 million were for audit services (including the audit of our 2003 interim results) and HK$9 million were related to other services. For 2002, these fees totalled HK$29 million, of which HK$18 million were for audit services and HK$11 million were related to other services (including the review of our 2002 interim results).

Other services in 2003 mainly related to the provision of tax, compliance and other advisory services. Details of these fees have been reported to the Audit Committee which is mainly comprised of Independent Non-executive Directors.

4. ***Amendment of Articles of Association***

As part of our efforts to enhance our corporate governance practices and in order to bring our Articles of Association in line with certain changes to the Companies Ordinance which came into effect in February 2004, changes to the Listing Rules which came into effect in March 2004 and certain code provision in the draft Code on Corporate Governance Practices released by the Stock Exchange in January 2004, the Board proposes to amend the following Articles in the Company's Articles of Association. The full text of the proposed resolution is set out in the notice of the AGM contained in this document.

(a) Articles 2(a), 14 and 40

The purpose of the amendments is to shorten the period within which share certificates will be issued following lodgment of a transfer from 2 months to 10 business days.

(b) Article 76A

Under the amended Listing Rules which became effective from March 2004, controlling shareholders and their associates (as these terms are defined in the Listing Rules respectively) must abstain from voting in certain circumstances. A new Article 76A is added to expressly provide that in such cases any votes cast by or on behalf of such shareholders in contravention of any requirement or restriction on voting shall not be counted.

(c) Article 80(a)

The purpose of the amendment is to expressly provide that each shareholder shall have the right to appoint up to two proxies to attend and vote in his/her place at general meetings of the Company.

(d) Article 98

Under the existing Article 98, apart from the Chairman, Vice Chairman and Chief Executive, one third of the remaining Directors shall retire from office by rotation at each annual general meeting of the Company and shall be eligible for re-election.

The Stock Exchange released the draft Code on Corporate Governance Practices in January 2004 to solicit market comments on the draft Code. Code provision A.4.2 of the draft Code requires that every director should be subject to retirement by rotation at least once every three years. Though the Code has yet to be implemented, in order to enhance our corporate governance practices and reinforce the shareholders' scrutiny over the entire Board, we propose to amend Article 98 so that all Directors are subject to retirement by rotation at least once every three years.

(e) Article 99

Shareholder has the right to nominate candidate for appointment as a director by giving notice to such effect to the Company. The purpose of the amendment is to provide expressly that the period during which such notice may be given will be at least 7 days and that such period will commence on the day after the despatch of the notice of the relevant meeting and end no later than 7 days prior to the date of that meeting. Further, the shareholder should deposit or tender with such notice a sum reasonably sufficient to meet the Company's expenses in giving effect thereto.

(f) Article 102 and 106(g)

The purpose of the amendment is to bring the Articles in line with the amendment to the Companies Ordinance which, with effect from February 2004, allows directors to be removed by an ordinary resolution instead of a special resolution.

(g) Article 109

Under the existing Article, Directors are required to abstain from voting for transactions in which they themselves have a material interest. The purpose of the amendment is to require Directors to abstain from voting for transactions in which they or their associates have a material interest.

(h) Article 110

The purpose of the amendment is to require Directors to abstain from voting in favour of the Company's exercise of its voting rights in another company if he/she is or may be interested in the exercise of such voting rights.

5. **Remuneration of Committee members and secretaries who are not directors or salaried employees of the Group**

Apart from Non-executive Directors and Senior Adviser of the Company, certain senior executives of BOC also participate in Committees either as member or secretary and as such, render their professional advice and provide technical and administrative support to the relevant Committees. The proposed remuneration is to reflect their time and efforts contributed to and responsibilities in the relevant Committees. Subject to shareholders' approval at the AGM, each member and secretary of Committees who are not directors or salaried employees of the Group shall be paid a fee of HK$50,000 per annum. However, no such member or secretary shall receive any fee in excess of HK$50,000 irrespective of the number of Committee(s) he or she has served.

6. **General Mandate to issue and repurchase shares**

By resolutions passed by the shareholders at the annual general meeting of the Company held on 29th May, 2003, the Board was granted general mandates (i) to allot, issue and otherwise deal with Shares up to 20% of the issued share capital of the Company as at the date of passing the said resolutions, plus the aggregate number of Shares purchased by the Company; and (ii) to purchase Shares of the Company on the Stock Exchange up to 10% of the issued share capital of the Company as at the date of passing the said resolutions.

Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the AGM, unless renewed at that meeting. Resolutions will therefore be proposed at the AGM to renew the general mandate to allot and issue Shares and the Share Repurchase Mandate. The full text of these resolutions is set out in the notice of the AGM contained in this document. The explanatory statement required by the Listing Rules to be sent to shareholders in connection with the Share Repurchase Mandate is set out in Appendix III to this document.

To enable shareholders to make an informed decision on the re-election of the retiring Directors, we set out below the biographical details and attendance records at Board and Committee meetings of the retiring Directors for the information of shareholders.

1. **Mr. ZHOU Zaiqun**, *Non-executive Director*

Aged 51 and appointed on 17th June, 2002, is a Non-executive Director and a member of the Audit Committee of both the Company and BOCHK. Mr. Zhou is also a Managing Director and an Executive Vice President of BOC. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou was the General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from December 1999 to November 2000. Mr. Zhou was the General Manager of the Planning and Financial Department of ICBC from January 1997 to December 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.

Mr. Zhou has attended 3 out of the 5 Board meetings and 2 out of the 11 Audit Committee meetings held in 2003. Mr. Zhou was incapacitated by illness during the period from May to August 2003 so that he could not attend the 2 Board meetings and the 9 Audit Committee meetings held during that period.

2. **Mr. TUNG Chee Chen**, *Independent Non-executive Director*

Aged 61 and appointed on 17th June, 2002, is an Independent Non-executive Director of both the Company and BOCHK. He is also a member of the Audit Committee and the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was the Chairman of the Hong Kong Shipowners' Association from 1993 to 1995 and the Chairman of the Hong Kong General Chamber of Commerce from 1999 to 2001. Mr. Tung is an Independent Non-executive Director of a number of companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, Chekiang First Bank Limited, Global China Group and Cathay Pacific Airways Limited. He is a member of the Hong Kong Port Development Council. Mr. Tung is also Chairman of the Hong Kong-America Centre, the Institute for Shipboard Education Foundation, the Chairman of the Court and a member of the Council of The Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh and the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

Mr. Tung has attended all the 5 Board meetings, 3 Nomination and Remuneration Committee meetings and 11 Audit Committee meetings held in 2003.

3. **Ambassador YANG Linda Tsao**, *Independent Non-executive Director*

Aged 77 and appointed on 12th November, 2003, is an Independent Non-executive Director and a member of the Audit Committee of both the Company and BOCHK. She currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong for promoting corporate governance practices among Asian business enterprises. She also serves on various public organisations. Ambassador Yang was appointed by President Clinton as Ambassador and U.S. Executive Director to the Asian Development Bank ("ADB") from 1993 to 1999. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS). Ambassador Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.

Due to family bereavement, Ambassador Yang was unable to attend the only Board meeting in 2003 since her appointment to the Board in November. Ambassador Yang was appointed a member of the Audit Committee in January 2004.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to shareholders for their consideration of the Share Repurchase Mandate which permits the purchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Share Repurchase Resolution. The Listing Rules provide that all purchases of shares on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the board of directors of the company to make such purchases.

This Appendix also constitutes a memorandum of the terms of the Share Repurchase Mandate as required under Section 49BA of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised of 10,572,780,266 Shares.

Subject to the passing of the Share Repurchase Resolution and on the basis that no further Shares would be issued prior to the AGM, the Company would be allowed under the Share Repurchase Resolution to purchase a maximum of 1,057,278,026 Shares based on the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR SHARE REPURCHASE

The Board of Directors believes that the Share Repurchase Mandate is in the interests of the Company and its shareholders as a whole. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Board of Directors believes that such a purchase will benefit the Company and the shareholders as a whole.

3. FUNDING OF PURCHASES

In purchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount paid in connection with a purchase may only be made from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the purchase to the extent permissible under the Companies Ordinance.

If the Share Repurchase Mandate were to be carried out in full at any time during the proposed purchase period, there will not be any material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts of the Company for the year ended 31st December, 2003.

4. SHARE PRICE

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months before the Latest Practicable Date were as follows:

	Share Price *(HK$)*	
	Highest	**Lowest**
2003		
April	8.35	7.55
May	8.25	7.60
June	8.10	7.70
July	8.60	7.75
August	10.15	8.05
September	11.70	9.65
October	14.40	11.30
November	14.50	13.20
December	15.90	13.75
2004		
January	15.40	14.15
February	15.95	14.20
March	15.95	14.45

5. UNDERTAKING

The Board of Directors has undertaken to the Stock Exchange that, so far as the same may be applicable, it will exercise the powers of the Company to make purchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules, the applicable laws of Hong Kong and the regulations set out in the Memorandum and Articles of Association of the Company.

None of the Directors and, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Share Repurchase Mandate is granted by the shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company. Save and except the Directors, no connected persons have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

6. EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

The Board of Directors is not aware of any consequences which the exercise in full of the Share Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers.

The Board of Directors shall ensure that no purchase of Shares would result in the aggregate number of Shares held by public shareholders falling below the minimum percentage specified by the Stock Exchange in respect of the Company.

7. PURCHASES MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the 6 months preceding the date of this document.

Q : AM I ENTITLED TO VOTE ?

A : You are entitled to vote if you are a holder of Shares as of the record date on 19th May, 2004.

Q : HOW CAN I VOTE ?

A : How you vote depends on whether you are a registered or non-registered shareholder. You are a registered shareholder if you have a share certificate registered in your name. You are a non-registered shareholder if your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker). Please refer to the following Q&As on how to exercise your right to vote in either case.

Q : HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER ?

A : As a registered shareholder, you may vote in one of several ways :

(a) Attend the meeting

You are entitled to attend the AGM and cast your vote in person. In the case of corporate shareholder, the corporation must have submitted a properly executed proxy or appointment of corporate representative.

OR

(b) By proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of two ways :

- You may authorise the Chairman of the AGM to vote your shares. You may convey your voting instructions by completing the enclosed proxy form in full, sign and return it to the registered office of the Company; OR
- You may appoint some other person to attend the AGM and vote your shares on your behalf. You may appoint up to two proxies to represent you. Your proxy needs not be a shareholder of the Company but he/she must attend the AGM in person. If you choose this option, you should print your appointee's name in the blank space on the enclosed proxy form, and complete and return the proxy form by following the detailed instructions stated on the proxy form.

To ensure that your vote is recorded, your proxy must be received by the Company no later than 3:00 p.m. on 19th May, 2004.

Q : HOW CAN I VOTE IF I AM A NON-REGISTERD SHAREHOLDER ?

A : If you are a non-registered shareholder and your shares are held by an intermediary (for example, a bank, a trustee or a securities broker), you will not receive a proxy form. You should contact the intermediary if you wish to vote.

Q : HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY FORM ?

A : By properly completing and returning a proxy form, you are authorising the person named in the proxy to attend the AGM and to vote your Shares. The Shares represented by your proxy form must be voted as you instruct in the form. If you do not specify in the proxy form how you wish the votes cast, your proxy will exercise his/her discretion as to how he/she may vote.

Q : CAN I REVOKE A PROXY ?

A : If you are a registered shareholder and have returned a proxy form, you may revoke it by completing and signing a proxy form bearing a later date, and delivering it to the Company's registered office. However, in order to be valid, this latter proxy form should be received by the Company no later than 3:00 p.m. on 19th May, 2004.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to an intermediary by written notice to the intermediary, provided that the revocation is received before the deadline prescribed by the intermediary for such purpose.

Q : CAN I ATTEND AND VOTE AT THE AGM IF I HAVE RETURNED A PROXY ?

A : Even if you have completed and returned a proxy form, you can still attend and vote at the AGM if you so wish.

Q : HOW ARE VOTES TAKEN AT THE AGM ?

A : Votes can be taken either by a show of hands or on a poll. On a show of hands, one shareholder has one vote whereas on a poll, one shareholder has one vote for each share he/she is holding.

In general, a resolution will be voted on by a show of hands unless a poll is demanded by :

(a) the Chairman of the meeting; or

(b) at least 3 shareholders present at the meeting in person or by proxy; or

(c) any shareholder or shareholders holding in aggregate not less than 10% of the Company's issued share capital.

In order to enhance the transparency of shareholders' voting at the AGM, the Chairman of the Board (who will preside at the AGM) will direct that all the proposed resolutions be voted on by poll.

Q : HOW CAN I KNOW THE OUTCOME OF THE POLL RESULTS ?

A : The outcome of the poll results will be posted on the Company's website at www.bochkholdings.com and the Stock Exchange's website at www.hkex.com.hk and published in the press on the next business day following the AGM.

Q : HOW CAN I PUT FORWARD A PROPOSAL FOR CONSIDERATION BY THE SHAREHOLDERS AT A GENERAL MEETING ?

A : The following persons (the "requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting :

(a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

(b) any group of at least 50 shareholders holding together at least 20,000 Shares of the Company.

The request must be made in writing, signed by the requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

Q : WHAT IF I HAVE A QUESTION ?

A : If you have any questions regarding the AGM, please contact the Company Secretary as follows :

Address : 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Tel. No. : (852) 2846 2700
Fax No. : (852) 2810 5830
Email : investor_relations@bochk.com

問：股東週年大會上採用哪種投票方式投票表決？

答：以舉手方式或按點算股數方式兩種。以舉手方式進行表決時，每位股東代表一票，但當以點算股數方式進行表決時，每持有一股股份便代表一票。

一般情況下，決議案皆以舉手方式進行表決，但以下人士有權要求按點算股數方式進行表決：

(a) 大會主席；或

(b) 不少於3名親自出席大會的股東或委任代表；或

(c) 任何持有本公司已發行股本共不少於10%的股東。

為了提高股東週年大會股東投票的透明度，董事長（主持股東週年大會的主席）將指示按點算股數的方式對所有決議案進行表決。

問：我如何得悉以點算股數方式投票的結果？

答：投票結果將安排在緊隨股東週年大會後的營業日刊登於報章，並上載於本公司的網頁，網址為www.bochkholdings.com，及聯交所的網頁，網址為www.hkex.com.hk。

問：我如何提呈建議以供股東於股東週年大會上審閱？

答：以下人士（「請求人士」）有權提呈建議（該建議可能被提呈大會上）以供股東於股東大會上審閱：

(a) 任何持有本公司已發行股本不少於2.5%的股東；或

(b) 不少於50名股東，而該等股東合共持有不少於20,000股本公司股份。

請求人士必須以書面提出上述請求，並由請求人士簽署。如屬關於通過決議案的請求，該請求必須於有關會議舉行前不少於六星期送達本公司，如屬關於其他請求，則須於會議舉行前不少於一星期送達本公司。請求人士必須就其請求向本公司交付一筆合理地足以應付為實行該請求而產生的開支。

問：如有查詢，我應該聯絡哪位？

答：閣下如有任何關於股東週年大會的查詢，請聯絡公司秘書：

地址：　香港中環花園道1號中銀大廈52樓

電話：　(852) 2846 2700

傳真：　(852) 2810 5830

電郵地址：investor_relations@bochk.com

問：我是否有權投票？

答：如果　閣下在記錄日期（即2004年5月19日）仍然是本公司股東，閣下便有權投票。

問：我應該如何投票？

答：閣下投票的方式取決於　閣下是否註冊或非註冊股東。如果　閣下是註冊股東，股票上印發的名字是　閣下名字。如果　閣下是非註冊股東，閣下的股份則以中介人（如銀行、受託人或證券行）的名字登記。兩者的行使投票權方法請見下列的問與答。

問：如果我是註冊股東，我應該如何投票？

答：作為註冊股東，閣下可以下列方式投票：

(a) 出席會議

閣下可以親自出席股東週年大會，並在會上投票。如股東為一間公司，該公司必需提交簽妥的代表委任表格或委任公司代表的函件。

或

(b) 委任代表出席

如果　閣下未能親自出席股東週年大會，閣下可以下列其中一種方法投票：

- 閣下可以委任大會主席代為投票，閣下只須根據代表委任表格上所列指示填上　閣下希望大會主席如何投票的資料，並簽署及將該表格寄回本公司辦事處；或
- 閣下可以委任大會主席以外的人士出席股東週年大會並代為投票。閣下最多可委任兩位代表出席。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。如果　閣下選擇此種方法投票，閣下必須根據代表委任表格上所列指示填上欲委任代表的姓名及相關資料，並將該表格寄回本公司。

閣下的代表委任表格須於2004年5月19日下午3時正前送達本公司，方為有效。

問：如果我是非註冊股東，我應該如何投票？

答：如果　閣下是非註冊股東及由中介人（如銀行、受託人或證券行）代　閣下持有股份，閣下將不會收到代表委任表格。如果　閣下希望投票，閣下應該聯絡中介人。

問：如果我已寄回代表委任表格，我應該如何投票？

答：只須填妥代表委任表格並寄回本公司，閣下便可委任代表出席股東週年大會並代表　閣下投票。該委任代表須按照　閣下在該表格的投票指示投票。如果　閣下沒有在委任表格內作出具體投票指示，則　閣下委任的代表可自行決定如何投票。

問：我可否撤銷代表委任表格？

答：如果　閣下是註冊股東並已寄回代表委任表格，閣下可以填寫及簽署一份日期較後的代表委任表格，並於2004年5月19日下午3時正前送達本公司辦事處，方為有效。

如果　閣下並非註冊股東，閣下可以向中介人發出關於撤銷代表委任表格的書面通知，但該撤銷通知必須在中介人指明的限期前送達。

問：如果我已寄回代表委任表格，我屆時是否仍然可以親自出席股東週年大會？

答：就算　閣下已填寫並寄回代表委任表格，閣下仍然可以親自出席股東週年大會並在會上投票。

閣下如對本文件或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**全部**中銀香港(控股)有限公司**股份售出**，應立即將本文件及隨附的代表委任表格以及(如適用)2003年年報或2003年度財務摘要報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(於香港註冊成立之有限公司)
(股份代號：2388)

股東週年大會通告

及

修訂公司章程細則及
發行及購回股份的一般授權之建議

中銀香港(控股)有限公司謹訂於2004年5月21日星期五下午3時正(將於下午2時30分開始辦理登記手續)假座香港灣仔港灣道1號香港會議展覽中心會議室401(請使用港灣道入口)舉行股東週年大會，股東週年大會通告載於本文件內。**敬請注意，股東週年大會不設茶點招待。**

不論　閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東週年大會的指定舉行時間48小時前送達中銀香港(控股)有限公司之註冊辦事處，地址為香港花園道1號中銀大廈52樓。閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

2004年4月13日

(此中文譯本只供參考，內容以英文本為準)

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於2004年5月21日（星期五）下午3時正（將於下午2時30分開始辦理登記手續）假座香港灣仔港灣道1號香港會議展覽中心會議室401（請使用港灣道入口）舉行的股東週年大會；
「董事會」	本公司的董事會；
「中國銀行」	中國銀行，根據中國法例成立之國有商業銀行；
「中銀香港」	中國銀行（香港）有限公司（前稱寶生銀行有限公司），根據香港法例註冊成立之公司，並為本公司之全資附屬公司；
「委員會」	由董事會設立的附屬委員會；
「公司條例」	香港法例第32章之公司條例；
「本公司」	中銀香港（控股）有限公司，根據香港法例註冊成立的公司，其股份於聯交所上市；
「本集團」	本公司及其附屬公司；
「香港」	中華人民共和國香港特別行政區；
「最後可行日期」	2004年4月7日，即本通函付印前確認所載若干資料之最後可行日期；
「上市規則」	聯交所證券上市規則；
「中國」	中華人民共和國；
「股份」	本公司股本中每股面值5.00港元之普通股；
「股份購回授權」	建議購回股份的一般授權；
「股份購回決議案」	審批股份購回授權的建議決議案；
「聯交所」	香港聯合交易所有限公司。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)

董事會：
* 肖鋼先生(董事長)
* 孫昌基先生(副董事長)
和廣北先生(副董事長兼總裁)
* 華慶山先生
* 李早航先生
* 周載群先生
* 張燕玲女士
** 馮國經博士
** 單偉建先生
** 董建成先生
** 楊曹文梅大使

高級顧問：
梁定邦先生

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
香港花園道1號
中銀大廈52樓

敬啟者：

本人代表董事會邀請　閣下出席將於2004年5月21日星期五下午3時正假座會議展覽中心舉行的股東週年大會。股東週年大會為　閣下提供了與董事會和高層管理人員見面的機會，亦是　閣下提出關於本集團運作和管理的良好時機。

股東週年大會需要處理的事務詳列於緊隨本函之後的股東週年大會通告內。閣下的參與是十分重要的，無論　閣下是否出席股東大會，閣下都可以行使投票權。如果　閣下未能親自出席，我們亦鼓勵　閣下填妥及交回隨附之代表委任表格以作投票。即使　閣下將代表委任表格填妥及交回本公司後，若有此意願，屆時　閣下仍可親自出席股東週年大會。

我們深信良好的公司治理對於我們的長久發展至關重要，並以提高公司治理標準為目標。為了加強我們的公司治理及進一步增加我們的透明度，我們在本文件內向股東提供了詳盡的資料，包括擬在股東週年大會上通過的決議案的說明資料(見附錄一)、退任董事的資料(見附錄二)、及關於股東週年大會及投票的常見問題(見附錄四)，以便股東

對其在股東週年大會上的權利有進一步的了解，及能夠在掌握足夠及必須的資料的情況下作出決定。我們亦建議修訂公司組織章程細則，這不但是為了配合於2004年2月生效的《公司條例》及於2004年3月生效的《上市規則》的修訂條文，亦是為了在聯交所建議的進程前率先採納聯交所於2004年1月發出的《企業管治常規守則》草稿中的部份守則條文。為了加強股東週年大會股東投票的透明度，本人亦將指示按點算股數的方式對所有決議案進行表決。我們已委任本公司的股份過戶處香港中央證券登記有限公司作為本公司的監票人，有關投票結果將安排在報章刊登及上載於本公司的網頁，網址為 www.bochkholdings.com 。

董事會認為所有將在股東週年大會上提呈的決議案均符合本公司及其股東的整體利益，故建議　閣下贊成所有在股東週年大會上提呈的決議案。

我們期待在股東週年大會上與　閣下見面並解答　閣下提出的問題。

此致

列位股東　台照

主席
肖　鋼
謹啟

2004年4月13日

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(「本公司」)

股東週年大會通告

茲通告本公司謹訂於2004年5月21日星期五下午3時正(於下午2時30分開始辦理登記手續)假座香港灣仔港灣道1號香港會議展覽中心會議室401(請使用港灣道入口)舉行股東週年大會,以處理下列事務:

普通事務

1. 採納本公司截至2003年12月31日止年度之經審核財務報表、董事會報告及核數師報告。

2. 宣佈分派截至2003年12月31日止年度的末期股息,每股0.32港元。

3. 重選董事。

4. 由2004年1月1日起直至股東另行決議止,向兼任董事會附屬委員會(「委員會」)主席或成員的非執行董事或高級顧問支付額外酬金如下:

   (a) 每兼任一委員會主席每年支付100,000港元,服務不滿整年者,則按實際服務時間佔比計算;及

   (b) 每兼任一委員會成員每年支付50,000港元,服務不滿整年者,則按實際服務時間佔比計算。

5. 重新委任羅兵咸永道會計師事務所為本公司核數師,並授權董事會釐定其酬金。

特別事務

考慮並酌情通過(無論有否修訂)下列各項決議案,當中第6項決議案將以特別決議案形式提呈動議,第7至10項決議案將以普通決議案形式提呈動議:

6. 「動議修訂本公司之組織章程細則如下:

   (a) 於緊隨第2(a)條條文「董事會」之定義後加入「「營業日」指香港認可證券市場開放進行證券交易業務的日子;」。

   (b) 於緊隨第15條條文第4行的「提交股份轉讓文件的日期」後加入「後的10個營業日內」的句子。

   (c) 刪除第40條條文第4行的「兩個月」,並以「10個營業日」取代。

   (d) 於緊隨第76條條文後加入第76A條條文如下:

   「當上市規則要求任何股東對任何特定決議案投棄權票,或限制對任何特定決議案投贊成票或只可投反對票時,任何由該股東或代表該股東投了違反該等要求或限制的票數均不可計算在內。」

(e) 刪除第80(a)條條文的最後一句句子，並以「獲任何人如此委任出席同一場合的代表人數不得超過2名。」取代。

(f) 刪除第98條條文第2行的「超過」一詞，並以「少於」取代，並刪除以下句子：「但擔任董事長、副董事長或行政總裁職務的董事無須輪值告退，在決定董事退任數目時亦無須計算在內。」。

(g) 將第99條條文全部刪除，並以下列條文取代：

「只有在大會上退任的董事（除非由董事提名的人選）才符合資格在股東大會上作為候選董事，除非(a)一位符合資格出席大會並進行投票的股東（被提名人士除外）已簽署一份關於提名有關人士選舉董事的通告，及被提名人亦已簽署表示願意接受選舉的同意書，而該等文件已送抵本公司的辦事處或本公司總部；及(b)該股東已向本公司支付一筆合理地足以應付為實行其請求而產生的開支。提呈該等通告的期限最少7天。該期限將由寄發該會議通告後第一日開始計算，並在該會議日期之前最少7天結束。」。

(h) 刪除第102條條文第1行及頁邊「特別決議案」一詞，並以「普通決議案」取代。

(i) 刪除第106(g)條條文「特別決議案」一詞，並以「普通決議案」取代。

(j) 將第109條條文全部刪除，並以下列條文取代：

「董事不得就其本身或其任何聯繫人擁有重大權益的合約或安排或任何建議進行投票，亦不得列入會議的法定人數內。如董事進行投票，其投票將不計算在內，亦不被列入會議的法定人數內。但以下情況則不受上述規定所規限：

(a) 就董事或其任何一位聯繫人為本公司或其任何附屬公司的收益借出款項或作出承擔而向該董事或其聯繫人提供任何抵押或賠償保證的合約或安排；或

(b) 就董事或其聯繫人本身單獨或共同提供全部或部份擔保或賠償保證或提供抵押的本公司或其任何附屬公司的負債或承擔而向第三者提供任何抵押或賠償保證；

(c) 任何有關提呈發售或有關由本公司提呈發售發行或其創立或擁有權益的任何其他公司的股份或債券或其他證券以供認購或購買而董事或其聯繫人參與或將會參與發售建議的包銷或分包銷的建議；

(d) 任何董事或其聯繫人只因其在本公司股份或債券或其他證券擁有的權益而與本公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益的合約或安排；

(e) 任何有關董事或其聯繫人直接在其中擁有權益（不論以高級職員或行政人員或股東身份）或董事或其聯繫人在其中實益擁有股份（但董事連同其任何聯繫人等在其中（或其本身或其聯繫人籍以獲得有關權益的任何第三間公司）實益擁有任何類別已發行股份或投票權的5%或以上的則不在此限）的任何其他公司的建議（計算5%權益時並不包括任何該董事或其聯繫人在該公司的任何間接權益）；

(f) 任何有關本公司或其附屬公司僱員利益的建議或安排，包括採納、修訂或實施與本公司或其任何附屬公司董事，其聯繫人及僱員有關的公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人任何與該計劃或基金有關的人士一般未獲賦予特權或利益；及

(g) 任何有關採納、修訂或實施任何董事或其聯繫人可從中受惠的僱員股份計劃或任何股份獎勵或認股權計劃的建議或安排。

如果董事在任何會議上對於董事擁有的重大權益（會議主席除外）或任何董事（該主席除外）的投票權利或其投票是否計算在法定人數內的事項上出現問題，而該問題並非在其自願棄權投票或同意不計算在法定人數的情況下解決，則應該把問題轉交會議主席處理，而主席的裁定是最終及不可推翻的（但在該董事沒有公正地向董事會披露其權益的性質或範圍的情況下則除外）。如果上述問題發生在會議主席身上時，該問題應該由董事會決議解決（該主席不應計算在法定人數內，亦不可以就該問題投票）而該決議是最終及不可推翻的（但在該主席沒有公正地向董事會披露其權益的性質或範圍的情況下則除外）。

(k) 刪除第110條條文中「及任何董事可能根據上述方式在行使投票權時投贊成票，無論他是否可能或將會獲委任為董事。」的句子，並以「。如果該位董事可能，或將會獲委任為董事，他不應該根據上述方式在行使投票權時投贊成票。」取代。」

7. 「**動議**由2004年1月1日起直至股東另行決議止，向每名非本集團董事或僱員但擔任董事會附屬委員會（「委員會」）成員或秘書的人士支付委員會酬金，無論是否兼任多個委員會的成員或秘書，每人每年50,000港元，服務不滿整年者，則按實際服務時間佔比計算。」

8. 「**動議**：

(A) 在本決議案(B)段的規限下，一般及無條件地批准董事會於有關期間行使本公司一切權力，以分配、發行、授出、分派及以其他方式處理額外股份，及作出、發行或授出因而將須或可能須於有關期間或其後分配、發行、授出、分派或以其他方式處理股份的要約、協議、期權、認股權及其他證券；

(B) 除了在下列情況下：

(i) 供股；或

(ii) 根據本公司所發行的任何認股權證或可轉換為股份的任何證券的條款行使認股權或換股權；或

(iii) 依據按本公司當時的公司組織章程細則作出的任何以股代息或類似安排，配發股份以代替股份的全部或部份股息；或

(iv) 依據本公司當時採納的任何認股權計劃或以儲蓄為基礎的認股權計劃或類似安排，向該等計劃或安排的合資格參與者授出或發行股份或認購股份的權利，包括但不限於依據本公司股東於2002年7月10日通過及採納的2002年認股權計劃及2002年股份儲蓄計劃進行者，

根據本決議案(A)段的授權由董事會（不論是根據認股權、換股權或在其他情況下）分配、發行、授出、分派或以其他方式處理或有條件或無條件同意分配、發行、授出、分派或以其他方式處理的股本面值總額不得超過下列兩項之總和：

(a) 於本決議案通過之日本公司已發行股本面值總額的20%；及

(b) （倘董事會獲本公司股東另行通過決議案授權）本公司於本決議案通過後購回的本公司股本面值總額（最多相等於在本決議案通過之日本公司已發行股本面值總額的10%），

而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日（包括該日）起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「供股」指於董事會訂定的期間，向於指定記錄日期名列本公司股東名冊的股份持有人（及名列於有關名冊的本公司認股權持有人及其他附帶認購或購買本公司股份的權利的證券的持有人（如適用）），按彼等當時持有該等股份（及該等認股權證及其他證券（如適用））的比例，要約發售股份（惟董事會有權就零碎股份，或根據適用於本公司的任何司法權區或地區之法律下的任何法定或實務限制或責任，或任何認可監管機構或任何證券交易所的規定，而作出其認為必要或權宜的除外或其他安排）；及

(iii) 「股份」指本公司股本中每股面值5.00港元的普通股。」

9. 「**動議**：

(A) 在本決議案 (B) 段的規限下，一般及無條件地授權董事會於有關期間行使本公司一切權力，以根據所有適用法律，包括香港股份購回守則及香港聯合交易所有限公司證券上市規則（經不時修訂的），於香港聯合交易所有限公司（「聯交所」）或股份於其上市並獲香港證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購回股份；

(B) 根據本決議案 (A) 段的授權由董事會購回或有條件或無條件同意購回的股份面值總額不得超過本決議案通過之日本公司已發行股本面值總額的 10% ，而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日（包括該日）起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「股份」指本公司股本中每股面值 5.00 港元的普通股。」

10. 「**動議**，在第8及第9項決議案獲通過的情況下，批准將本公司根據第9項決議案獲授權購回本公司股份之面值總額之數額加入根據第8項決議案本公司董事會可行使本公司權力以分配、發行、授出、分派或以其他方式處理額外股份之一般授權，惟所加入的數額不得超過於第 8 及第 9 項決議案獲通過之日本公司已發行股本面值總額的 10% 。」

承董事會命
公司秘書
楊志威　謹啟

香港，2004 年 4 月 8 日

註冊辦事處：
香港
花園道 1 號
中銀大廈
52 樓

附註：

1. 董事長已表示他將指示按點算股數的方式對本會議通告中載列的所有決議案進行表決。

2. 凡有權出席上述會議並在會上表決的股東均有權委派一名或兩名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

3. 委任代表之文據及簽署人之授權書或其他授權文件（如有者）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會的指定召開時間48小時前交回本公司註冊辦事處，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。

4. 本公司的股東名冊將於2004年5月12日星期三至2004年5月19日星期三（首尾兩天包括在內）期間暫停辦理本公司股份過戶登記手續，以確定有權收取建議的末期股息的股東名單。為取得收取建議的末期股息的資格，所有股份過戶文件連同有關股票必須在2004年5月11日星期二下午4時正前交給本公司的股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

5. 第6項修訂公司組織章程細則的目的詳列於本文件附錄一內。

6. 就第9項決議案而言，根據上市規則規定須就此向股東提供的說明函件已載於本文件附錄三內。

7. 第8及第10項決議案旨在遵守公司條例（香港法例第32章）第57B條及上市規則的規定取得股東的一般授權，以便在本公司適宜發行新股份時，董事會可享有靈活性以酌情決定分配及發行相當於本公司已發行股本面值的20%及本公司根據第9項決議案所授予的一般授權而購回的股本面值，兩者總和的新股份（詳情請見第8、9及10項決議案）。

8. **如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。因此，建議有意聯名登記持有本公司股份的投資者注意上述規定。**

敬請注意：股東週年大會<u>不設</u>茶點招待。

1. 董事的膺選連任

非執行董事的任期為3年，但需要根據本公司之公司組織章程細則的規定退任。本公司現有的公司組織章程細則規定 (i) 任何由董事會委任的董事須於下屆股東週年大會上告退；及 (ii) 除董事長、副董事長及總裁以外，每年須有三分之一（但不超過三分之一）的董事在股東週年大會上輪值退任，但可膺選連任。

因此，楊曹文梅大使（由董事會委任的董事）、周載群先生及董建成先生將於即將舉行之股東週年大會上告退，並願意膺選連任。

為了加深股東對退任董事的認識，本文件附錄二載列退任董事的簡介及其於董事會及董事會附屬委員會會議的出席紀錄。

另外，為了進一步提高公司治理水平，體現全體股東對董事會的監督，建議修訂第98條條文，以便規定所有董事每3年至少一次輪值告退並進行重選（見下列第4段）。

2. 向非執行董事及高級顧問支付額外酬金

根據董事會及股東分別於2003年通過的決議案，自2003年1月1日起向本公司每名董事及高級顧問支付酬金200,000港元。目前所有非執行董事及高級顧問皆已參與一個或多個委員會，為了真實地反映各人對有關委員會投入的工作時間、貢獻以及擔負的責任，故提出了支付額外酬金的建議。待獲得股東在股東週年大會上通過後，每位兼任委員會主席及／或成員的本公司非執行董事及高級顧問將分別獲額外支付100,000港元及50,000港元的酬金。

下列為董事及高級顧問擔任委員會主席及成員的情況。（除非另有所指，下列為擔任委員會成員的情況）：

姓名	稽核委員會	風險管理委員會	提名及薪酬委員會
肖鋼		√（主席）	
孫昌基			√（主席）
和廣北			
華慶山		√	
李早航			√
周載群	√		
張燕玲		√	
馮國經	√		√
單偉建	√（主席）		√
董建成	√		√
楊曹文梅	√		
梁定邦		√	

3. 重新委任核數師

董事會建議重新委任羅兵咸永道會計師事務所為本公司核數師，授權董事會釐定其酬金。羅兵咸永道會計師事務所自2002年起已為本公司的核數師。

於2003年，羅兵咸永道會計師事務所收取3,800萬港元費用，其中2,900萬港元為審計費（包括審計2003年中期業績），而900萬港元為其它費用。2002年，羅兵咸永道會計師事務所收取費用共2,900萬港元，其中1,800萬港元為審計費，而1,100萬港元為其它服務的費用（包括審閱2002年中期業績）。

2003年的其它服務費用主要關於稅務、合規及其他相關的諮詢費。此等費用的明細已向主要由非執行董事組成的稽核委員會報告。

4. 公司組織章程細則的修訂

為了加強公司治理及使本公司之公司組織章程細則配合於2004年2月生效的公司條例及於2004年3月生效的上市規則的修訂條文，及聯交所於2004年1月發出的《企業管治常規守則》草稿中的守則條文，董事會建議修訂下列本公司之公司組織章程細則。該項決議案的全文載於本文件之股東週年大會通告內。

(a) 第2(a)、14及40條條文

本修訂的目的是收短提交股份轉讓文件後印發股票的期限，由2個月改為10個營業日。

(b) 第76A條條文

根據2004年3月生效的上市規則的修訂條文，控股股東及其聯繫人（其定義見上市規則）必須在某些情況下投棄權票。因此，加入第76A條新條文以明文規定由股東或其代表投了違反任何該等要求或限制的票數均不可計算。

(c) 第80(a)條條文

本此修訂的目的是明文規定每位股東有權委任最多兩位代表代其出席股東大會及投票。

(d) 第98條條文

根據現有第98條條文規定，除了董事長、副董事長及總裁以外，每年須有三分之一的董事在股東週年大會上輪值告退並進行重選。

聯交所於2004年1月發出《企業管治常規守則》草稿以聽取市場對該守則的意見。守則草稿內第A.4.2條條文要求每位董事每3年至少一次輪值告退並進行重選。雖然該守則未正式實行，為了進一步提高公司治理水平，體現全體股東對董事會的監督，建議修訂第98條條文以便所有董事每3年至少一次輪值告退並進行重選。

(e) 第99條條文

股東有權向本公司提交關於提名候選人作為董事的通告。本修訂的目的是明文規定提交該通告的期限為最少7天，而該期限將由寄發該會議通告後第一日開始計算，並在該會議日期之前最少7天結束。另外，股東必須隨其通告向本公司支付一筆合理地足以應付為實行該股東的請求而產生的開支。

(f) 第102及106(g)條條文

本修訂的目的是配合於2004年2月生效的公司條例的修訂條文，以普通決議案而非特別決議案的形式免任董事一職。

(g) 第109條條文

現有的章程細則要求董事對其有重大權益的交易投棄權票。本修訂的目的是要求董事對其本身<u>或其聯繫人</u>有重大權益的交易投棄權票。

(h) 第110條條文

本修訂的目的是限制董事對其行使投票權時具有或可能有權益的情況下投贊成票。

5. 向非本集團董事或僱員但擔任委員會成員及秘書的人士支付酬金

除了本公司非執行董事及高級顧問外，中國銀行的某些高層人員亦擔任委員會的成員或秘書，為有關委員會的工作提供專業意見、技術及行政支援。為了真實地反映他們對委員會投入的時間、貢獻以及擔負的責任，故提出支付酬金的建議。待獲得股東在股東週年大會上通過後，向每位非本集團董事或僱員但擔任委員會成員及秘書的人士支付酬金，無論是否兼任多個委員會的成員或秘書，每人每年50,000港元。

6. 發行及購回股份的一般授權

本公司股東於2003年5月29日召開的股東週年大會上通過了多項決議案，授予董事會一般授權以 (i) 配發、發行及以其他方式處置數量最多達本公司於通過該等決議案之日已發行股本20% ，另加本公司已購回之股份面值總額的股份；及 (ii) 在聯交所購回最多達本公司於通過該等決議案之日已發行股本10% 的股份。

根據公司條例及按上市規則的規定，除非董事會在本屆股東週年大會上獲股東繼續授權，否則上述一般授權將於該大會結束時失效。因此在本屆股東週年大會上，將會提呈決議案以繼續授權董事會配發及發行本公司股份及股份購回授權。該等決議案的全文載於本文件中的股東週年大會通告內。按上市規則規定須就股份購回授權送呈各股東的説明函件亦已載於本文件之附錄三內。

為了加深股東對退任並膺選連任董事的認識，並作出有效的決定，以下載列退任董事的簡介及其於董事會會議及董事附屬委員會會議的出席紀錄供各股東參閱。

1. **周載群先生**，*非執行董事*

51歲，於2002年6月17日獲委任，為本公司及中銀香港非執行董事、稽核委員會成員。周先生亦為中國銀行常務董事和副行長。周先生於銀行業擁有逾20年經驗。自1999年12月至2000年11月，周先生曾出任中國工商銀行（"工行"）北京市分行總經理，並於1997年1月至1999年12月期間，出任工行規劃及財務部總經理。周先生於1996年在東北財經學院取得碩士學位。

周先生在2003年召開的5次董事會會議中出席了3次，11次稽核委員會會議中出席了2次。周先生因病未能參加在2003年5月至8月期間召開的2次董事會會議及9次稽核委員會會議。

2. **董建成先生**，*獨立非執行董事*

61歲，於2002年6月17日獲委任，為本公司及中銀香港獨立非執行董事。彼亦為本公司及中銀香港稽核委員會、提名及薪酬委員會成員，並為東方海外（國際）有限公司主席兼行政總裁。董先生曾於1993年至1995年間擔任香港船東會主席，於1999年至2001年間擔任香港總商會主席。彼亦為多家公司獨立非執行董事，包括浙江滬杭甬高速公路股份有限公司、中國石油天然氣股份有限公司、永亨銀行有限公司、浙江第一銀行有限公司及泛華集團。彼亦為國泰航空公司之獨立非常務董事。董先生是香港港口發展局成員。董先生現為香港美國協會及海上教育學院基金主席、香港理工大學顧問委員會主席及校董會成員，以及美國匹茲堡大學國際學術中心及喬治城大學外交事務學校校董。董先生於英國利物浦大學接受教育，並於1964年取得理學學士學位，其後於1966年在麻省理工學院取得機械工程碩士學位。

董先生出席了在2003年召開的5次董事會會議，3次提名及薪酬委員會會議及11次稽核委員會會議。

3. **楊曹文梅大使**，*獨立非執行董事*

77歲，於2003年11月12日獲委任，為本公司及中銀香港獨立非執行董事、稽核委員會成員。楊大使現為亞洲公司管治協會（Asian Corporate Governance Association）主席，該協會是一間以香港為基地的非牟利機構，並以促進亞洲企業的公司治理為宗旨。此外，彼亦服務於多間公共機構。楊大使曾於1993年至1999年期間獲克林頓總統委任為美國駐亞洲開發銀行大使及執行董事。在此以前，彼曾擔任多項公職，包括美國加州儲蓄貸款局局長(California's Savings and Loan Commissioner)和美國加州公務人員退休基金(Public Employees' Retirement System of the State of California (CalPERS)) 副主席。楊大使畢業於上海聖約翰大學，並取得紐約哥倫比亞大學經濟碩士學位。

楊大使於2003年11月獲委任為董事，因家人過世而未能出席其委任以來唯一一次在2003年召開的董事會。楊大使於2004年1月30日起獲委任為稽核委員會委員。

本附錄為上市規則所規定之說明函件，旨在向各股東提供必需之資料，以便考慮是否批准股份購回授權；如該建議獲股東通過，則董事會可據此購回本公司股份，惟最多不得超過股份購回決議案通過當日本公司已發行股本10%的股份。上市規則規定，以聯交所作為第一上市地位的公司在聯交所購回其股份前須經股東通過普通決議案給予授權，該授權可以是針對指定的交易而給予的特別授權，亦可以向公司董事會授予一項一般授權。

本附錄亦構成根據公司條例第49BA條所規定的有關股份購回授權的條款的備忘錄。

1. 股本

於最後可行日期之日，本公司的已發行股本為10,572,780,266股每股面值5.00港元的股份。

倘股份購回決議案獲通過，並假定在股東週年大會舉行前不會再發行任何股份，根據於最後可行日期本公司已發行股本計算，本公司根據股份購回決議案可購回最多達1,057,278,026股股份。

2. 股份購回之理由

董事會相信股份購回授權符合本公司及其全體股東之利益。視乎當時市場情況及資金安排，購回股份可提高本公司每股資產淨值及／或每股盈利。董事會亦只會在其認為對本公司及其全體股東有利的情況下購回股份。

3. 用作購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司的組織章程大綱及細則及公司條例規定可合法作此用途之資金撥付。公司條例規定，有關資金必須在公司條例准許的情況下，由本公司可分發利潤及/或為購回股份而發行新股份所得收益中撥付。

倘在建議的股份購回期間內全面行使股份購回授權，不會對本公司營運資金或資本負債比率造成重大不利影響(對照本公司2003年12月31日止年度經審核財務報告書所披露之情況）。

4. 股份價格

在截至最後可行日期止前12個月期間，本公司股份於聯交所之最高及最低成交價如下：

	股份成交價 *(港元)*	
	最高	最低
2003年		
4月	8.35	7.55
5月	8.25	7.60
6月	8.10	7.70
7月	8.60	7.75
8月	10.15	8.05
9月	11.70	9.65
10月	14.40	11.30
11月	14.50	13.20
12月	15.90	13.75
2004年		
1月	15.40	14.15
2月	15.95	14.20
3月	15.95	14.45

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行股份購回時，將根據股份購回授權及按照上市規則、香港適用法例、及本公司組織章程大綱及細則之規定進行。

目前概無任何董事及（於作出一切合理查詢後據彼等深知）其聯繫人有意於股東向董事會授予股份購回授權後向本公司出售任何股份。

本公司現時並無接獲關連人士（定義見上市規則）通知，彼等目前有意在股東向董事會授予股份購回授權後，向本公司出售股份；除董事外，並無關連人士向本公司承諾屆時不會向本公司出售股份。

6. 香港公司收購及合併守則的影響

根據董事會所知，全面行使有關股份購回授權在香港公司收購及合併守則下不會帶來任何影響。

董事會將確保行使股份購回授權不會導致本公司的公眾持股量低於聯交所就本公司所指定的最低百分率。

7. 本公司購回股份

在本文件刊發日期前6個月內，本公司概無在聯交所或以其他方式購回股份。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

04 APR 15 AM 7:21

PROXY FORM

For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 21st May, 2004 and at any adjournment thereof

I/We (Note1) ____

of (Note2) ____

being the registered holder(s) of (Note3) ______________________ ordinary shares of HK$5.00 each

in the capital of the Company, hereby appoint the Chairman of the meeting(Notes 4 and 5) or ______________________

______________ of ______________________________ and/or

______________ of ______________________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Friday, 21st May, 2004 at 3:00 p.m. and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company).

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.(Note 6)

Resolutions	For	Against
1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2003.		
2. To declare a final dividend of HK$ 0.32 per share for the year ended 31st December, 2003.		
3. (a) To re-elect Mr. ZHOU Zaiqun as a Director of the Company.		
(b) To re-elect Mr. TUNG Chee Chen as a Director of the Company.		
(c) To re-elect Ambassador YANG Linda Tsao as a Director of the Company.		
4. With effect from 1st January, 2004, to pay additional remuneration to Non-executive Directors and Senior Adviser who are also chairman or members of Board Committees, namely HK$100,000 per annum per Board Committee to each Committee chairman and HK$50,000 per annum per Board Committee to each Committee member.*		
5. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.		
6. Special business (proposed as a **Special Resolution**): To amend Articles 2(a), 15, 40, 80(a), 98, 99, 102, 106(g), 109 and 110 of and add a new Article 76A to the Articles of Association of the Company.*		
7. Special business: With effect from 1st January, 2004, to pay a fee of HK$50,000 per annum to each member and secretary of Board Committees who are not directors or salaried employees of the Group provided that no member or secretary shall receive any fee in excess of HK$50,000 irrespective of the number of committee(s) he or she has served.*		
8. Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company as at the date of this Resolution.*		
9. Special business: To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.*		
10. Special business: Conditional on the passing of Resolutions 8 and 9, to extend the general mandate granted by Resolution 8 by adding thereto the shares purchased pursuant to the general mandate granted by Resolution 9.*		

* *The full text of the Resolutions is set out in the Notice of the Annual General Meeting which is included in the Circular despatched to shareholders.*

Signature ______________________ (Note 7)   Dated ______________________, 2004

NOTES:

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 hours before the meeting or adjourned meeting.** If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

代表委任表格

適用於2004年5月21日舉行的中銀香港(控股)有限公司("本公司")股東週年大會及其任何續會

本人/吾等 *(附註1)* ______________________________

地址為 *(附註2)* ______________________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)* ______________________________ 股

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或 ______________________________

______________ 地址為 ______________________________ 及/或

______________ 地址為 ______________________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於2004年5月21日星期五下午3時正舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人/吾等投票(及行使法律、法規及本公司組織章程細則賦予代表的一切權利)。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「✔」號，以顯示　閣下的投票意向。(附註6)

決議案	贊成	反對
1. 採納本公司截至2003年12月31日止年度之經審核財務報表、董事會報告及核數師報告。		
2. 宣佈分派截至2003年12月31日止年度的末期股息，每股0.32港元。		
3. (a) 重選周載群先生為本公司董事。		
(b) 重選董建成先生為本公司董事。		
(c) 重選楊曹文梅大使為本公司董事。		
4. 自2004年1月1日起，向參與董事會附屬委員會的非執行董事或高級顧問支付額外酬金：每兼任一委員會主席每年額外酬金100,000港元；每兼任一委員會委員每年額外酬金50,000港元。*		
5. 重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
6. 特別事務(以**特別決議案**形式提呈)：修訂本公司組織章程細則第2(a)、15、40、80(a)、98、99、102、106(g)、109及110條，並加入第76A條。*		
7. 特別事務：自2004年1月1日起，向非本集團董事或僱員但擔任董事會附屬委員會成員或秘書的人士支付委員會酬金，無論是否兼任多個委員會的成員或秘書，每人每年50,000港元。*		
8. 特別事務：向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的20%。*		
9. 特別事務：向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的10%。*		
10. 特別事務：在第8及第9項決議案獲得通過的條件下，批准將根據第9項決議案授予的一般授權而購回的本公司股本面值總額附加於根據第8項決議案授予的一般授權內。*		

* *決議案全文載於向股東寄發的通函內的股東週年大會通告內。*

簽名 ______________________________ *(附註7)*　　　　日期：2004年 __________ 月 __________ 日

附註：

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**
6. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 代表委任表格須**於大會或其續會舉行時間48小時前填妥並交回**本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Dear Sir or Madam,
敬啟者：

Annual Report 2003
2003 年年報

The Annual Report 2003 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Annual Report 2003 is also available (in English and Chinese) on the Company's website at www.bochkholdings.com.

中銀香港(控股)有限公司("本公司")2003年年報備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址 (www.bochkholdings.com) 閱覽 2003 年年報 (英文及中文版) 。

If you have any queries about how to obtain copies of the Annual Report 2003 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得 2003 年年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700 。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Annual Report 2003 or if you have received the Annual Report 2003 in the language you want.

倘 閣下已收到2003年年報的中、英文兩種版本或 閣下收到的2003年年報版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Annual Report 2003 but I would now like to receive its English version.
本人已收到 2003 年年報的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Annual Report 2003 but I would now like to receive its Chinese version.
本人已收到 2003 年年報的英文版，但現在希望收取其中文版。

Name (姓名) ______________________ Signature (簽名) ______________________ Date (日期) ______________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ______________________________________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED,
RMS. 1901-1905, 19TH FLOOR,
HOPEWELL CENTRE,
183 QUEEN'S ROAD EAST,
HONG KONG

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Dear Sir or Madam,
敬啟者：

Summary Financial Report 2003
2003 年度財務摘要報告

The Summary Financial Report 2003 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Summary Financial Report 2003 is also available (in English and Chinese) on the Company's website at www.bochkholdings.com.

中銀香港(控股)有限公司("本公司")2003年度財務摘要報告備有英文及中文版。本公司在收到　閣下的要求後，將提供　閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochkholdings.com)閱覽2003年度財務摘要報告(英文及中文版)。

If you have any queries about how to obtain copies of the Summary Financial Report 2003 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘　閣下對於如何取得2003年度財務摘要報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Summary Financial Report 2003 or if you have received the Summary Financial Report 2003 in the language you want.

倘　閣下已收到2003年度財務摘要報告的中、英文兩種版本或　閣下收到的2003年度財務摘要報告版本所採用的語言符合　閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Summary Financial Report 2003 but I would now like to receive its English version.
本人已收到2003年度財務摘要報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Summary Financial Report 2003 but I would now like to receive its Chinese version.
本人已收到2003年度財務摘要報告的英文版，但現在希望收取其中文版。

Name (姓名) ____________ Signature (簽名) ____________ Date (日期) ____________

Address (地址) ____________

Contact telephone number (聯絡電話號碼) ____________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED,
RMS. 1901-1905, 19TH FLOOR,
HOPEWELL CENTRE,
183 QUEEN'S ROAD EAST,
HONG KONG

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

To: Those shareholders who have chosen to rely on the AR and the SFR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:

Dear Sir or Madam,

Annual Report 2003 ("AR") and Summary Financial Report 2003 ("SFR")

The AR and the SFR are now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochkholdings.com. You may access those documents by clicking "Annual Report 2003" and/or "Summary Financial Report 2003" under "What's New" or under "Financial Reports" on the home page of the Company's website.

If you have any difficulty in receiving or gaining access to the AR or SFR posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the AR or SFR to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notices should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

If you have any queries about how to obtain copies of the AR or SFR or about how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致：選擇了依賴在本公司網址上刊載的年報及財務摘要以代替該等文件的印刷本，並以郵遞方式收取有關該等文件已在本公司網址上發表的通告的股東：

敬啟者：

2003年年報（"年報"）及2003年度財務摘要報告（"財務摘要"）

閣下現在可在中銀香港(控股)有限公司（"本公司"）網址www.bochkholdings.com閱覽年報及財務摘要英文及中文版。如要閱覽該等文件，請在本公司網址主頁的"最新消息"或"財務報告"項下的"2003年年報"及／或"2003年度財務摘要報告"上按一下。

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中銀香港(控股)有限公司　謹啟

File No. 82-34675

04 APR 15 AM 7:21

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held on Friday, 21st May, 2004 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2003.
2. To declare a final dividend of HK$0.32 per share for the year ended 31st December, 2003.
3. To re-elect Directors.
4. With effect from 1st January, 2004, to pay additional remuneration to Non-executive Directors and Senior Adviser who are also chairman or members of Board Committees, namely HK$100,000 per annum per Board Committee to each Committee chairman and HK$50,000 per annum per Board Committee to each Committee member.
5. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

And, by way of special business, to consider and, if thought fit, pass the following Resolutions:

AS SPECIAL RESOLUTION

6. To amend the Articles of Association of the Company by amending Articles 2(a), 15, 40, 80(a), 98, 99, 102, 106(g), 109 and 110 and adding a new Article 76A.

AS ORDINARY RESOLUTIONS

7. With effect from 1st January, 2004, to pay a fee of HK$50,000 per annum to each member and secretary of Board Committees who are not directors or salaried employees of the Group provided that no member or secretary shall receive any fee in excess of HK$50,000 irrespective of the number of committee(s) he or she has served.
8. To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company as at the date of this Resolution.
9. To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.
10. Conditional on the passing of Resolutions 8 and 9, to extend the general mandate granted by Resolution 8 by adding thereto the shares purchased pursuant to the general mandate granted by Resolution 9.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 8th April, 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis

Notes:

1. This is a summary of the full text of the Notice of Annual General Meeting. The full text of Resolutions 4, 6, 7, 8, 9 and 10 is set out in the Notice of Annual General Meeting which will be included in the Circular to be despatched to members in about mid April 2004. The Circular can also be viewed and downloaded from the Company's website at www.bochkholdings.com or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
2. The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.
3. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.
5. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Wednesday, 12th May, 2004 to Wednesday, 19th May, 2004 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 11th May, 2004.
6. In relation to Resolution 6, the purpose of the amendments is to bring the Articles of Association of the Company in line with certain changes to the Companies Ordinance which came into effect in February 2004, changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which came into effect in March 2004 and certain code provision in the draft Code on Corporate Governance Practices released by the Hong Kong Exchanges and Clearing Limited in January 2004. The amendments include the time limit for issue of share certificates following lodgment of transfer documents, circumstances where votes of a member will not be counted, maximum number of proxies which a member can appoint, retirement by rotation of Directors, period within which a notice for election of Director must be given, removal of Directors by ordinary resolution, circumstances where a Director has material interest and hence shall not vote.
7. In relation to Resolution 9, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of the Circular to be despatched to members in about mid-April, 2004. The Circular can also be viewed and downloaded from the Company's website at www.bochkholdings.com or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
8. By Resolutions 8 and 10, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 9, as more particularly described in Resolutions 8, 9 and 10.
9. **In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**

Please note that refreshments will not be served at the Annual General Meeting.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 2388)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In order to bring the Company's Articles of Association in line with latest statutory and regulatory changes and good corporate governance practice, a special resolution will be proposed to the shareholders at the 2004 AGM to approve certain amendments to the Articles of Association of the Company.

A Circular containing details of the proposed amendments and the notice of the 2004 AGM will be despatched together with the 2003 Annual Report and proxy form for the 2004 AGM to shareholders in mid April 2004. Shareholders may also view and download the Circular, 2003 Annual Report and proxy form from the Company's website at www.bochkholdings.com or the Stock Exchange's website at www.hkex.com.hk.

PROPOSED AMENDMENTS TO THE ARITCLES OF ASSOCIATION

As part of the Company's efforts to enhance its corporate governance practices and in order to bring the Company's Articles of Association in line with certain changes to the Companies Ordinance which came into effect in February 2004, changes to the Listing Rules which came into effect in March 2004 and certain code provision in the draft Code on Corporate Governance Practices released by the Stock Exchange in January 2004, the Board proposes to amend the Company's Articles of Association in the following manner:

(a) amending Articles 2(a), 15, 40, 80(a), 98, 99, 102, 106(g), 109 and 110; and

(b) inserting a new Article 76A.

The full text of the proposed special resolution to amend the Articles of Association is set out in the notice of 2004 AGM. The said notice is contained in a Circular which will be despatched together with the 2003 Annual Report and proxy form for the 2004 AGM to shareholders in mid April 2004. Shareholders may also view and download the Circular, 2003 Annual Report and proxy form from the Company's website at www.bochkholdings.com or the Stock Exchange's website at www.hkex.com.hk.

The scope of the proposed amendments is set out below for the information of shareholders and investors. Detailed reasons for the amendments are set out in Appendix I to the Circular.

(a) time limit for issue of share certificates following lodgment of transfer documents;

(b) circumstances where votes of a member will not be counted;

(c) maximum number of proxies which a member can appoint;

(d) retirement by rotation of directors;

(e) period within which a notice for election of director must be given;

(f) removal of directors by ordinary resolution;

(g) circumstances where a director has material interest and hence shall not vote.

2004 ANNUAL GENERAL MEETING

The proposed amendments to the Articles of Association are subject to the approval of the shareholders by way of a special resolution to be passed at the 2004 AGM. The 2004 AGM will be held on Friday, 21st May, 2004 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use the Harbour Road entrance). Shareholders whose names appear on the Register of Members of the Company as at the close of business on Wednesday, 19th May, 2004 are eligible to attend the 2004 AGM. Appendix IV to the Circular contains a list of frequently asked questions on voting and annual general meeting and the relevant information in response to such questions.

DEFINITIONS

In this announcement, the following expressions have the following meanings:

"2004 AGM"	means the annual general meeting of the Company to be held on Friday, 21st May, 2004 at 3:00 p.m. at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong;
"Board"	means the Board of Directors of the Company for the time being;
"Company"	means BOC Hong Kong (Holdings) Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 8th April, 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis